Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160831

CONSENT SOLICITATION OF ZAPPOS.COM, INC.	PROSPECTUS OF AMAZON.COM, INC.

September 25, 2009

We are pleased to report that the Zappos.com, Inc. Board of Directors has approved a merger involving Zappos.com, Inc. (“Zappos”) and Amazon.com, Inc. (“Amazon”). Before we can complete the merger, we must obtain the approval of Zappos shareholders, and we are sending you this document to ask you to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby by executing and returning the written consent furnished with this consent solicitation/prospectus. No vote of Amazon shareholders is required to complete the merger.

If the merger is completed:

•

outstanding shares of Zappos common stock and preferred stock will be converted into the right to receive shares of Amazon common stock (with cash paid in lieu of any fractional share), based on the formula set forth in the merger agreement and described in “Summary of the Merger Agreement—Merger Consideration; Conversion of Shares in the Merger” on page 49 of this consent solicitation/prospectus;

•

outstanding options to purchase Zappos common stock held by employees of Zappos will be converted into Amazon options to purchase Amazon common stock, based on a formula set forth in the merger agreement and described in “Summary of the Merger Agreement—Treatment of Zappos Options” on page 51 of this consent solicitation/prospectus; and

•

a portion of Amazon common stock to be paid as merger consideration for Zappos common stock and preferred stock and a portion of any shares issuable under Zappos options that are assumed by Amazon will be held in escrow, as described in “Summary of the Merger Agreement—Escrow Fund” on page 52 of this consent solicitation/prospectus.

In connection with the merger, we are also asking holders of Zappos Series A, Series B, Series C and Series D preferred stock to consent to conversion of the series of preferred stock that they own into shares of Zappos common stock, contingent upon adoption and approval of the merger agreement, and effective immediately before consummation of the merger.

The total merger consideration is equal to (a) $838,000,000, minus (b) $52,000,000 for Zappos’ net debt as of March 31, 2009, plus (c) the lesser of (1) $35,000,000 and (2) the aggregate exercise price of all stock purchase rights, whether vested or unvested, outstanding and unexercised as of the closing of the merger, plus the aggregate exercise price of all stock purchase rights exercised between June 8, 2009 and the closing of the merger, minus (d) the lesser of (1) $15,000,000 and (2) Zappos’ transaction expenses incurred in connection with the merger. The total aggregate number of Amazon shares to be issued in connection with the merger, including future issuance under vested and unvested stock purchase rights assumed in the merger, is the total merger consideration divided by $81.09, which is the average of the closing prices of Amazon common stock for the forty-five trading days ending July 17, 2009.

Each share of Zappos common stock would convert into at least 0.1688 shares of Amazon common stock if (i) all outstanding Zappos Series A, Series B, Series C and Series D preferred stock and Zappos Series B warrants are converted to Zappos common stock before the merger, (ii) the aggregate exercise price of all Zappos stock purchase rights outstanding at the closing of the merger or exercised between June 8, 2009 and the closing remains $30,000,000 (the approximate amount on July 22, 2009) and (iii) Zappos’ transaction expenses are $15,000,000 (the maximum amount). However, the final exchange ratio for Zappos common stock in the merger is expected to be higher. For example, if, in the example above, the aggregate exercise price of all Zappos stock purchase rights outstanding at the closing of the merger or exercised between June 8, 2009 and the closing is $33,000,000 and the Zappos’ transaction expenses are $12,000,000, then each share of Zappos common stock will be converted into approximately 0.1694 shares of Amazon common stock and Amazon will issue approximately 9,952,000 shares of its common stock in the merger.

Amazon’s common stock is traded on the NASDAQ Global Select Market under the symbol “AMZN.” The closing price of Amazon’s common stock on July 21, 2009, the day immediately before the announcement of the merger, was $89.01.

The Zappos Board of Directors has carefully considered the merger and the terms of the merger agreement and has determined that the merger is fair, advisable and in the best interests of Zappos and its shareholders. Accordingly, the Zappos Board of Directors has unanimously approved the merger and adopted and approved the merger agreement and the transactions contemplated thereby and recommends that you approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby.

The Zappos Board of Directors has set September 25, 2009 as the record date for determining holders of Zappos common stock and preferred stock entitled to execute and deliver written consents with respect to this solicitation. If you are a record holder of outstanding Zappos common stock or preferred stock on that date, you are urged to complete, date and sign the enclosed written consent and promptly return it to Zappos. See “Solicitation of Written Consents—Submission of Consents” on page 31. The Zappos Board of Directors has set October 26, 2009 as the target final date for receipt of written consents. Zappos reserves the right to extend the final date for receipt of written consents without any prior notice to shareholders.

We urge you to read this consent solicitation/prospectus, and the documents incorporated by reference into this consent solicitation/prospectus, carefully and in their entirety; in particular, see “Risk Factors” beginning on page 19.

Alfred Lin
Chairman, Chief Operating Officer and Chief Financial Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this consent solicitation/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This consent solicitation/prospectus is dated September 25, 2009, and is first being mailed to Zappos shareholders on or about September 25, 2009.

Zappos.com, Inc.

2280 Corporate Circle Drive, Suite 100

Henderson, Nevada 89074

Notice of Solicitation of Written Consent

To Shareholders of Zappos:

Zappos has entered into the Agreement and Plan of Merger, dated as of July 22, 2009, among Amazon.com, Inc. (“Amazon”), Zeta Acquisition, Inc., Zappos.com, Inc. (“Zappos”) and Alfred Lin as shareholder representative (as amended from time to time, the “Merger Agreement”), pursuant to which Zappos will merge with a wholly-owned subsidiary of Amazon (the “Merger”).

This consent solicitation/prospectus is being delivered to you on behalf of the Zappos Board of Directors (the “Zappos Board”) to request that holders of Zappos common stock and preferred stock as of September 25, 2009 (the “Record Date”) execute and return written consents:

•	To approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby; and

•

If you are a holder of Zappos Series A, Series B, Series C or Series D preferred stock, to approve the conversion of all of the shares of the series of Zappos preferred stock that you own into shares of Zappos common stock, contingent upon adoption and approval of the Merger Agreement and effective immediately before consummation of the Merger.

As a record holder of outstanding Zappos common stock or preferred stock on the Record Date, you are urged to complete, date and sign the enclosed written consent and promptly return it to Zappos. The Zappos Board has set October 26, 2009 as the target final date for receipt of written consents. Zappos reserves the right to extend the final date for receipt of written consents without any prior notice to shareholders.

This consent solicitation/prospectus describes the proposed Merger and the actions to be taken in connection with the Merger and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Appendix A to this consent solicitation/prospectus.

A summary of the dissenters’ rights that may be available to you is provided in the section entitled “Rights of Dissenting Shareholders” on page 66.

The Zappos Board has carefully considered the Merger and the terms of the Merger Agreement and has determined that the Merger is fair, advisable and in the best interests of Zappos and its shareholders. Accordingly, the Zappos Board unanimously recommends that Zappos shareholders approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby by executing and delivering the written consent furnished with this consent solicitation/prospectus.

Regardless of the number of shares you own, your written consent is important. Please complete, date and sign the written consent furnished with this consent solicitation/prospectus and return it promptly to Zappos by one of the means described in “Solicitation of Written Consents—Submission of Consents” on page 31.

By Order of the Board of Directors,

Alfred Lin Chairman, Chief Operating Officer and Chief Financial Officer

Page
APPROVAL OF CONVERSION OF ZAPPOS SERIES A, SERIES B, SERIES C AND SERIES D PREFERRED STOCK TO ZAPPOS COMMON STOCK	84
WHERE YOU CAN FIND MORE INFORMATION	87

ADDITIONAL INFORMATION

This consent solicitation/prospectus incorporates important business and financial information about Amazon that is not included or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting Investor Relations, Amazon.com, Inc., P.O. Box 81226, Seattle, WA 98108-1226 or by calling 1-800-426-6825. To ensure timely delivery, any request should be made at least five (5) business days before the target date for receipt of written consents, or October 19, 2009. For additional details about where you can find information about Amazon, see “Where You Can Find More Information” on page 87.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with different information. This document is dated September 25, 2009. You should not assume that information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to Zappos shareholders nor the issuance by Amazon of common stock in the Merger will create any implication to the contrary.

Amazon has supplied all information relating to Amazon contained or incorporated by reference in this document and Zappos has supplied all information relating to Zappos in this document.

Information on the Internet websites of Amazon or Zappos, or any subsidiary of Amazon or Zappos, is not part of this document. You should not rely on that information in deciding whether to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby unless that information is in this document or has been incorporated by reference into this document.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this consent solicitation/prospectus, including information incorporated by reference, are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”). Examples of forward-looking statements, include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, cash flow, the payment or non-payment of dividends, capital structure, and other financial items, (ii) statements of plans and objectives by management or boards of directors including those relating to the expected operation and management of Zappos following the Merger and expected benefits, efficiencies and integration of operations from and following the Merger, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as “anticipates,” “believes,” “expects,” “future,” “intends,” “targeted,” “may,” “will” and similar expressions are used to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements reflect management’s current expectations, are inherently uncertain and are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated by the forward-looking statements for a variety of reasons. Factors that could cause future results to differ materially from expected results include, but are not limited to: failure or inability to consummate the Merger, effects of the Merger on Amazon’s financial results, the effect of regulatory approvals, the difficulty in determining the fair value of Zappos, the potential inability to successfully operate or integrate Zappos’ businesses, including the potential inability to retain customers, key employees or vendors, fluctuations in foreign exchange rates, changes in global economic conditions and consumer spending, world events, the rate of growth of the Internet and online commerce, as well as the amount that Amazon invests in new business opportunities and the timing of those investments, the mix of products sold to customers, the mix of net sales derived from products as compared with services, the extent to which Amazon owes income taxes, competition, management of growth, potential fluctuations in operating results, international growth and expansion, the outcomes of legal proceedings and claims, fulfillment center optimization, risks of inventory management, seasonality, the degree to which Amazon enters into, maintains and develops commercial agreements, acquisitions and strategic transactions, and risks of fulfillment throughput and productivity. Other risks and uncertainties include, among others, risks related to new products, services and technologies, system interruptions, government regulation and taxation, payments and fraud. In addition, the current global economic climate amplifies many of these risks. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management’s expectations, are described in greater detail in “Risk Factors” beginning on page 19.

Such forward-looking statements speak only as of the date on which such statements are made, and neither Amazon nor Zappos undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS

The following are some questions that you, as a shareholder of Zappos, may have regarding the Merger, the Merger Agreement and the other matters being considered by Zappos shareholders and brief answers to those questions. Zappos urges you to read carefully the remainder of this consent solicitation/prospectus because the information in this section may not provide all the information that might be important to you with respect to the Merger and the other matters being considered by Zappos shareholders. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this consent solicitation/prospectus.

Q1: Who is soliciting my written consent?

A1: The Zappos Board is providing these consent solicitation materials to you. These materials also constitute a prospectus with respect to the Amazon common stock issuable to Zappos shareholders in the Merger.

Q2: What am I being asked to approve?

A2: You are being asked to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby. In addition, if you are a holder of Zappos Series A, Series B, Series C or Series D preferred stock, you are being asked to approve the conversion of all of the shares of the series of Zappos preferred stock that you own into shares of Zappos common stock, contingent upon adoption and approval of the Merger Agreement and effective immediately before consummation of the Merger.

Q3: Who is entitled to give a written consent?

A3: The Zappos Board has set September 25, 2009 as the Record Date for determining holders of Zappos common stock and preferred stock entitled to execute and deliver written consents with respect to this solicitation. Holders of Zappos common stock and preferred stock on the Record Date will be entitled to give a consent using the written consent furnished with this consent solicitation/prospectus. If you are a Zappos shareholder on the Record Date, you will be able to give or withhold a consent, or abstain, on each proposal on which you are entitled to vote, using the written consent furnished with this consent solicitation/prospectus.

Q4: What will I receive in the Merger?

A4: Under the Merger Agreement, the number of shares of Amazon common stock to be issued as consideration in the Merger is affected by a number of factors described in this consent solicitation/prospectus, and the number of shares of Amazon common stock issued for each share of Zappos common stock will be affected by the extent to which Zappos shareholders elect to convert preferred shares to common stock before the Merger. Each share of Zappos common stock would convert into at least 0.1688 shares of Amazon common stock if (i) all outstanding Zappos Series A, Series B, Series C and Series D preferred stock and Zappos Series B warrants are converted to Zappos common stock before the Merger, (ii) the aggregate exercise price of all Zappos stock purchase rights (including options and warrants) (collectively, the “Stock Purchase Rights”) outstanding at the closing of the Merger or exercised between June 8, 2009 and the closing remains $30,000,000 (the approximate amount on July 22, 2009) and (iii) Zappos’ transaction expenses are $15,000,000 (the maximum amount). However, the final exchange ratio for Zappos common stock in the Merger is expected to be higher. All non-dissenting Zappos shareholders also will have a portion of the Merger consideration that they would otherwise be entitled to receive deposited in (a) an escrow fund that will be used to compensate Amazon if Amazon is entitled to indemnification under the Merger Agreement and (b) a shareholder representative expense fund that will be used to reimburse Alfred Lin, as shareholder representative (the “Shareholder Representative”), for expenses incurred in performance of his duties as the shareholder representative (including legal fees and related expenses).

Q5: What is the recommendation of the Zappos Board?

A5: The Zappos Board has determined that the Merger is fair, advisable and in the best interests of Zappos and you and unanimously recommends that you approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby by executing and delivering the written consent furnished with this consent solicitation/prospectus.

Q6: Why is my written consent important?

A6: We cannot complete the Merger unless Zappos shareholders approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby. Approval of the Merger and adoption and approval of the Merger Agreement and the transactions contemplated thereby requires: (i) the approval of a majority of the outstanding shares of Zappos common stock; (ii) the approval of a majority of the voting power of the outstanding shares of Zappos preferred stock; and (iii) the approval of a majority of the voting power of the outstanding shares of Zappos Series E and Series F preferred stock, tabulated together as a single class. In addition, Amazon is not required to complete the Merger unless holders of not more than 15% of the total shares of Zappos common stock and Zappos preferred stock collectively are, or have the ability to become, dissenting shares, pursuant to the California General Corporation Law, meaning that holders of shares representing at least 85% of the shares of Zappos common stock and preferred stock collectively outstanding immediately prior to the effective time of the Merger have adopted and approved the Merger Agreement or otherwise allowed their dissenters’ rights to lapse under California law or did not have dissenters’ rights because such shares were not issued and outstanding as of the Record Date.

Certain shareholders and affiliates of Zappos have entered into a voting agreement under which they have agreed to execute and return consents with respect to their shares of Zappos capital stock (as well as options and warrants exercised prior to the Record Date), approving the Merger and adopting and approving the Merger Agreement and the transactions contemplated thereby. Therefore, under the voting agreement, we expect to receive a number of consents sufficient to satisfy the majority approval requirements described above. The shares held by parties to the voting agreement also represent approximately 77% of the shares of common and preferred stock collectively outstanding as of the Record Date. Therefore, unless waived by Amazon, the 85% approval condition described above can only be satisfied if, in addition to holders that are bound by the voting agreement, holders of 3,414,621 shares of Zappos common stock and preferred stock, representing approximately 8% of all outstanding shares of Zappos common stock and preferred stock, either return consents approving the Merger and adopting and approving the Merger Agreement and the transactions contemplated thereby or otherwise allow their dissenters’ rights to lapse.

Regardless of the number of shares you own, your written consent is important. The Zappos Board unanimously recommends that Zappos shareholders approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby by executing and delivering the written consent furnished with this consent solicitation/prospectus.

In addition, if you are a holder of Zappos Series A, Series B, Series C and/or Series D preferred stock, approving the conversion of all of the shares of the series of preferred stock that you own into shares of Zappos common stock contingent upon adoption and approval of the Merger Agreement and effective immediately before consummation of the Merger provides you with a ready means to receive the merger consideration payable to holders of Zappos common stock and yet convert your shares of Zappos Series A, Series B, Series C and Series D preferred stock only if the Merger Agreement is adopted and approved. Approval of the conversion of all of the shares of Zappos Series A, Series B, Series C and Series D preferred stock requires the consent of more than fifty percent of the outstanding shares of each such series of preferred stock. The conversion of any series of preferred stock is not contingent upon the approval by holders of any other series of the conversion of such other series. See “Summary of the Merger Agreement—Merger Consideration; Conversion of Shares in the Merger” on page 49 and “Approval of Conversion of Zappos Series A, Series B, Series C and Series D Preferred Stock to Zappos Common Stock” on page 84.

Q7: What options do I have with respect to the proposals?

A7: With respect to the shares of Zappos common stock and preferred stock that you hold, you may execute a written consent to approve each proposal (which is equivalent to a vote for the proposal) or to disapprove each proposal (which is equivalent to a vote against the proposal). If you fail to execute and return your written consent, it has the same effect as voting against the proposal.

Q8: How can I return my written consent?

A8: If you hold shares of Zappos common stock or preferred stock as of the Record Date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Zappos. Once you have completed, dated and signed your written consent, deliver it to Zappos by faxing your written consent to Zappos’ legal counsel, Fenwick & West LLP, Attention Connie Duong, at (650) 938-5200, by emailing a pdf copy of your written consent to cduong@fenwick.com, or by mailing your written consent to Fenwick & West LLP at Silicon Valley Center, 801 California Ave., Mountain View, CA 94041, Attention: Connie Duong.

We will not be holding a shareholders’ meeting to consider these proposals, and therefore you will be unable to vote by attending a shareholders meeting.

Q9: What happens if I do not return my written consent?

A9: If you are a record holder of shares of Zappos common stock or preferred stock and you do not return your written consent, that will have the same effect as a vote against the proposals.

Q10: What if I am a record holder and I don’t indicate a decision with respect to the proposals?

A10: If you are a record holder and you return a signed written consent without indicating your decision on a proposal, you will have given your consent to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby and approve the conversion of all of the shares of the series of Zappos Series A, Series B, Series C and Series D preferred stock that you own, if any, into shares of Zappos common stock, contingent upon adoption and approval of the Merger Agreement and effective immediately before consummation of the Merger.

Q11: What is the deadline for returning my written consent?

A11: The Zappos Board has set October 26, 2009 as the targeted final date for receipt of written consents. Zappos reserves the right to extend the final date for receipt of written consents beyond October 26, 2009 in the event that consents approving the Merger and adopting and approving the Merger Agreement and the transactions contemplated thereby have not been obtained by that date from holders of a sufficient number of shares of Zappos common stock and Zappos preferred stock to satisfy the conditions to the Merger. Any such extension may be made without notice to shareholders. Once all conditions to the Merger have been satisfied or waived, the consent solicitation will conclude.

Q12: Can I change or revoke my written consent?

A12: Yes, if you are a record holder on the Record Date of shares of Zappos common stock or preferred stock, you may change or revoke your consent to a proposal at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with the Secretary of Zappos. If you wish to change or revoke your consent before that time, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled “Solicitation of Written Consents—Submission of Consents” on page 31, or delivering a notice of revocation to the Secretary of Zappos.

Q13: Can I exercise dissenters’ rights?

A13: If you are a Zappos shareholder who did not approve the Merger via written consent, you may, by complying with Sections 1300 through 1313 of the California General Corporation Law, be entitled to the dissenters’ rights described therein. Sections 1300 through 1313 of the California General Corporation Law are attached to this consent solicitation/prospectus as Appendix B. Failure to follow precisely any of the statutory procedures set forth in Appendix B may result in the loss or waiver of dissenters’ rights under California law.

Q14: Should I send in my stock certificates now?

A14: No. After we complete the Merger, Amazon will send instructions to you explaining how to exchange your Zappos shares for a certificate or direct registration statement for your Amazon shares.

Q15: When do you expect to complete the Merger?

A15: We currently expect to complete the Merger in the fall of 2009. However, we cannot assure you when or if the Merger will occur. We must first obtain approval of Zappos shareholders and satisfy other conditions to completing the Merger.

Q16: Will I be taxed on the shares of Amazon common stock that I receive?

A16: Generally, no. The Merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, it is anticipated that a Zappos shareholder generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of shares of Zappos stock for shares of Amazon common stock in the Merger, except for gain or loss attributable to cash received in lieu of a fractional share of Amazon common stock. Certain Zappos shareholders may be subject to special tax rules. Shareholders should consult their tax advisors for a full understanding of all of the tax consequences of the Merger to them. See “Material United States Federal Income Tax Considerations” on page 64.

Q17: Whom should I call if I have questions?

A17: If you have questions about the Merger or the process for returning your written consent or if you need additional copies of this document or a replacement written consent, please contact: Alfred Lin, Chairman, Chief Operating Officer and Chief Financial Officer at alfred@zappos.com, (702) 943-7820 or 2280 Corporate Circle Drive, Suite 100, Henderson, Nevada 89074.

SUMMARY

This summary highlights the material information from this consent solicitation/prospectus. It does not contain all of the information that may be important to you. You should read carefully this entire document and the documents to which it refers you to fully understand the Merger. See “Where You Can Find More Information” on page 87.

Parties to the Merger

Zappos, a California corporation, is an online retailer that sells apparel, shoes, handbags, eyewear, watches, electronics and other products. Established in 1999, Zappos has quickly become one of the leaders in online apparel and footwear by striving to provide shoppers with the best possible service and selection. The principal executive office of Zappos is located at 2280 Corporate Circle Drive, Suite 100, Henderson, Nevada 89074, and its telephone number is (702) 943-7677.

Amazon, a Delaware corporation, seeks to be Earth’s most customer-centric company for its three primary customer sets: consumer customers, seller customers and developer customers. Amazon serves its consumer customers through retail websites and focus on selection, price and convenience. Amazon designs its websites to enable millions of unique products to be sold by Amazon and by third parties across dozens of product categories. Amazon serves its seller customers by offering programs that enable sellers to sell their products on Amazon’s websites and their own branded websites and to fulfill orders through Amazon. Amazon serves developer customers through Amazon Web Services, which provides access to technology infrastructure that developers can use to enable virtually any type of business. Amazon’s common stock is traded on the NASDAQ Global Select Market under the symbol “AMZN”. Amazon’s principal executive office is located at 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144-2734, and its telephone number is (206) 266-1000.

Adoption and Approval of the Merger Agreement

Persons Entitled to Consent; Record Date	The Record Date for shareholders of Zappos is the close of business on September 25, 2009. Only shareholders as of the Record Date will be notified of, and be entitled to consent to the proposals. See “Solicitation of Written Consents—Shares Entitled to Consent and Consent Required” on page 31.

Consents	The Zappos Board is asking shareholders of Zappos to execute and return the written consent furnished with this consent solicitation/prospectus to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby, including the agreement of merger to be filed with the California Secretary of State referenced in the Merger Agreement, through which Zeta Acquisition Inc., a California corporation and wholly-owned subsidiary of Amazon (“Zeta Acquisition”), will merge with and into Zappos, so that Zappos, as the surviving entity, will become a wholly-owned subsidiary of Amazon. See “Solicitation of Written Consents—Recommendation of the Zappos Board” on page 32.

Holders of Zappos Series A, Series B, Series C and Series D preferred stock also are being asked to consent to the conversion of all of the shares of those series of preferred stock into shares of Zappos common stock, contingent upon adoption and approval of the

Merger Agreement and effective immediately before consummation of the Merger, by executing and returning the written consent furnished with this consent solicitation/prospectus. See “Approval of Conversion of Zappos Series A, Series B, Series C and Series D Preferred Stock to Zappos Common Stock” on page 84.

Recommendation of the Board of Directors of Zappos	The Zappos Board has unanimously approved the Merger and adopted and approved the Merger Agreement and the transactions contemplated thereby and recommends that the shareholders approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby by executing and delivering the written consent furnished with this consent solicitation/prospectus. The Zappos Board reviewed several factors in reaching its decision to recommend that shareholders approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby and believes that the Merger is fair, advisable and in the best interests of Zappos and its shareholders. See “Solicitation of Written Consents—Recommendation of the Zappos Board” on page 32.

Interests of Certain Persons in the Merger	In considering the recommendation of the Zappos Board with respect to the Merger Agreement and the Merger, Zappos shareholders should be aware that certain executive officers and directors of Zappos have interests in the Merger that may be different from, or in addition to, the interests of Zappos shareholders generally. These interests, which are described more fully in “Proposed Merger—Interests of Certain Persons in the Merger” on page 47 of this consent solicitation/prospectus, include that three of our executive officers, Anthony Hsieh, Alfred Lin and Fred Mossler, will remain employed under existing employment arrangements and, in addition, that Messrs. Lin and Mossler will be granted 44,394 and 36,995 Amazon restricted stock units, respectively. The Zappos Board was aware of these interests and considered them, among other matters, in making its recommendation.

Consent Revocability	Consents of Zappos shareholders are revocable at any time before the consents of a sufficient number of shares to approve and adopt the proposal have been filed with the Secretary of Zappos. See “Solicitation of Written Consents—Executing Consents; Revocation of Consents” on page 32.

Required Consents	Approval of the Merger and adoption and approval of the Merger Agreement and the transactions contemplated thereby requires: (i) the approval of a majority of the outstanding shares of Zappos common stock; (ii) the approval of a majority of the voting power of the outstanding shares of Zappos preferred stock; and (iii) the approval of a majority of the voting power of the outstanding shares of Zappos Series E and Series F preferred stock, tabulated together as a single class.

In addition, Amazon is not required to complete the Merger unless holders of not more than 15% of the total shares of Zappos common stock and Zappos preferred stock collectively are, or have the ability to become, dissenting shares, pursuant to the California General Corporation Law, meaning that holders of shares representing at least 85% of the shares of Zappos common stock and preferred stock collectively outstanding have approved the Merger and adopted and approved the Merger Agreement and the transactions contemplated thereby or otherwise allowed their dissenters’ rights to lapse under California law or did not have dissenters’ rights because such shares were not issued and outstanding as of the Record Date.

Although not required to consummate the Merger, Zappos is also seeking approval of the conversion of all of the shares of each of the Zappos Series A, Series B, Series C and Series D preferred stock into Zappos common stock, which requires the consent of more than fifty percent of the outstanding shares of such series of preferred stock. See “Solicitation of Written Consents—Shares Entitled to Consent and Consent Required” on page 31.

No shareholder approval of Amazon is required by the Merger Agreement or applicable law.

Voting Agreement	Concurrently with the execution of the Merger Agreement, certain shareholders and affiliates of Zappos, who collectively hold (i) a majority of the outstanding shares of Zappos common stock on a fully diluted basis, (ii) a majority of the voting power of the outstanding shares of Zappos preferred stock and (iii) a majority of the voting power of the outstanding shares of Series E and Series F preferred stock, collectively, entered into a voting agreement with Amazon in which they have agreed to execute and return consents with respect to their shares of Zappos capital stock and options and warrants exercised prior to the Record Date approving the Merger and adopting and approving the Merger Agreement and the transactions contemplated thereby. The voting agreement provides for a sufficient number of consents to be executed and delivered to satisfy the majority approval requirement described immediately above in “Required Consents.” The shares held by parties to the voting agreement also represent approximately 77% of the shares of common and preferred stock collectively outstanding as of the Record Date. Therefore, unless waived by Amazon, the 85% approval condition described immediately above under “Required Consents” can only be satisfied if, in addition to holders that are bound by the voting agreement, holders of 3,414,621 shares of Zappos common stock and preferred stock, representing approximately 8% of all outstanding shares of Zappos common stock and preferred stock, either return consents approving the Merger and adopting and approving the Merger Agreement and the transactions contemplated thereby or otherwise allow their dissenters’ rights to lapse. This condition is described more fully above in “Required Consents.” See “Solicitation of Written Consents—Voting Agreement” on page 32.

Outstanding Shares	As of the Record Date, the outstanding voting securities of Zappos consist of 21,469,674 shares of Zappos common stock, and an aggregate of 23,747,180 shares of all series of Zappos preferred stock, including an aggregate of 7,018,976 shares of Zappos Series E and Series F preferred stock. As of the Record Date, directors, executive officers and their affiliates held 47% of Zappos common stock, 87% of Zappos preferred stock, and 68% of the shares of common and preferred stock collectively outstanding as of the Record Date. All of these shares are subject to the voting agreement described above. See “Principal Shareholders of Zappos” on page 70.

Risk Factors	In evaluating the Merger, Merger Agreement and transactions contemplated thereby, you should carefully read this consent solicitation/prospectus, the documents incorporated by reference into this written consent/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 19.

Agreement and Plan of Merger

Consideration for Your Shares	The “Total Merger Consideration” is equal to (a) $838,000,000, minus (b) $52,000,000 for Zappos’ net debt as of March 31, 2009, plus (c) the lesser of (1) $35,000,000 and (2) the aggregate exercise price of all stock purchase rights, including options and warrants, (collectively, the “Stock Purchase Rights”), whether vested or unvested, outstanding and unexercised as of the closing of the Merger, plus the aggregate exercise price of all Stock Purchase Rights exercised between June 8, 2009 and the closing of the Merger, minus (d) the lesser of (1) $15,000,000 and (2) Zappos’ transaction expenses incurred in connection with the Merger. The total aggregate number of Amazon shares to be issued in connection with the Merger, including future issuance under vested and unvested Stock Purchase Rights assumed in the Merger, is the Total Merger Consideration divided by $81.09, which is the average of the closing prices of Amazon common stock for the forty-five trading days ending July 17, 2009.

Each share of Zappos common stock would convert into at least 0.1688 shares of Amazon common stock if (i) all outstanding Zappos Series A, Series B, Series C and Series D preferred stock and Zappos Series B warrants are converted to Zappos common stock before the Merger, (ii) the aggregate exercise price of all Zappos Stock Purchase Rights outstanding at the closing of the Merger or exercised between June 8, 2009 and the closing remains $30,000,000 (the approximate amount on July 22, 2009) and (iii) Zappos’ transaction expenses are $15,000,000 (the maximum amount). However, the final exchange ratio for Zappos common stock in the Merger is expected to be higher.

Holders of Zappos preferred stock, if not converted prior to the Merger, will receive a number of shares of Amazon common stock for each share of Zappos preferred stock calculated as the liquidation preference of that particular series of Zappos preferred stock (less, in the case of the Series E and Series F preferred stock, an allocable share of Zappos’ transaction expenses) divided by $81.09, as follows:

•	in the case of Zappos Series A preferred stock, each share will be converted into 0.0012 shares of Amazon common stock;

•	in the case of Zappos Series B preferred stock, each share will be converted into 0.0024 shares of Amazon common stock;

•	in the case of Zappos Series C preferred stock, each share will be converted into 0.0056 shares of Amazon common stock;

•	in the case of Zappos Series D preferred stock, each share will be converted into 0.0098 shares of Amazon common stock;

•

in the case of Zappos Series E preferred stock, each share will be converted into the number of shares of Amazon common stock equal to (a) $24.64 minus the Series E per share transaction expenses, divided by (b) $81.09; and

•

in the case of Zappos Series F preferred stock, each share will be converted into the number of shares of Amazon common stock equal to (a) $24.642 minus the Series F per share transaction expenses, divided by (b) $81.09.

The Series E per share transaction expenses will be zero if any share of Series E preferred stock outstanding at the effective time of the Merger does not vote in favor of the Merger. Similarly, the Series F per share transaction expenses will be zero if any share of Series F preferred stock outstanding at the effective time does not vote in favor of the Merger. See “Summary of the Merger Agreement—Merger Consideration; Conversion of Shares in the Merger” on page 49.

Fractional Shares	Amazon will not issue fractional shares in the Merger. Instead, Zappos shareholders who receive Amazon common stock will receive the value of any fractional share in cash, determined by multiplying (a) the fraction of a share of Amazon common stock that such holder would otherwise be entitled to receive (aggregating all shares of Zappos capital stock held at the effective time of the Merger by such holder and rounded to the nearest thousandth when expressed in decimal form) by (b) $81.09. See “Summary of the Merger Agreement—Fractional Shares” on page 51.

Treatment of Zappos Stock Options

Unless otherwise agreed by Amazon and any affected Zappos stock option holders, and except for certain options held by non-employees, each outstanding option to purchase Zappos common stock pursuant to the Zappos 2009 Stock Plan, formerly the Zappos 1999 Stock Plan, will be converted into an option to purchase, on the same terms and conditions as such Zappos stock option (including any vesting or forfeiture provisions or repurchase rights), a number of shares of Amazon common stock (rounded down to the nearest whole share) equal to (a) the number of shares of Zappos common stock subject to each Zappos stock option immediately prior to the effective time of the Merger, multiplied by (b) the number of shares of Amazon common stock to be received in the Merger for each share of Zappos common stock (the “Common Exchange Ratio”) at an exercise price per share (rounded up to the nearest whole cent) equal to (x) the exercise price per share of Zappos common stock otherwise purchasable pursuant to such Zappos stock option divided by (y) the Common Exchange Ratio. Zappos has agreed to take all commercially reasonable action at or prior to the effective time to enable the substitution of Amazon stock options for Zappos stock options. See “Summary of the Merger Agreement—Treatment of Zappos Options” on page 51.

Amazon is not required to complete the Merger unless the holders of at least 85% of the Zappos stock options outstanding at the effective time of the Merger, in the aggregate, execute option consents in connection with the Merger. Pursuant to the terms of the option consents, option holders agree, among other things, (a) to be bound by the indemnification provisions of Article VIII of the Merger Agreement and the escrow agreement, to be entered into by Amazon, the Shareholder Representative and the escrow agent (the “Escrow Agreement”) (b) that the exercise of any Amazon option prior to February 28, 2011 will result in a contribution to the escrow fund of approximately the portion of shares received upon exercise which would be held in escrow if the shares had been issued as merger consideration, (c) that any option holder indemnification obligations to Amazon will be satisfied by forfeiture of Amazon options in equal proportion to the shareholders’ forfeiture of shares held in the escrow fund, and additional Amazon options with an intrinsic value equal to the exercise price of such forfeited options will also be subject to cancellation, (d) to the appointment of Alfred Lin as the option holder representative and attorney-in-fact, and (e) to the waiver of any early exercise rights, if applicable. See “Summary of the Merger Agreement—Treatment of Zappos Options” page 51.

Escrow Fund

Upon completion of the Merger, Amazon will deduct from the merger consideration payable to the Zappos shareholders and deposit into an escrow fund a number of shares of Amazon common stock equal to either (a) 10% of the total number of shares of Amazon common stock issuable to holders of Zappos capital stock if immediately prior to the effective time the total number of shares that could become dissenting shares is less than 5% of the total outstanding shares of Zappos capital stock, or (b) if immediately prior to the effective time of the Merger the total number of shares that could become dissenting shares is equal to or greater than 5% of the total outstanding shares of Zappos capital stock, the product of (i) 10% of the total number of shares of Amazon common stock issuable to holders of Zappos capital stock, multiplied by (ii) the ratio of (A) the total outstanding shares of Zappos capital stock immediately prior to the effective time of the Merger on a fully diluted basis divided by (B) the total outstanding shares of Zappos capital stock immediately prior to the effective time of the Merger on a fully diluted basis minus the total number of shares that could become dissenting shares for the purpose of satisfying any indemnification obligations arising under the Merger Agreement. Pursuant to the Merger Agreement, on or about February 28, 2011, the escrow agent will be instructed to release from escrow all Amazon shares other than that number of shares with a value, calculated at $81.09 per share, of (i) $40,000,000 plus (ii) the value of pending indemnification claims. The remaining shares in escrow, less amounts equal to unsatisfied indemnification claims, will be released on the four year anniversary of the closing of the Merger (or such later date to the extent of pending claims) and otherwise pursuant to the terms of the Escrow Agreement. Escrowed shares remaining in the escrow fund after settlement of all claims will be distributed to Zappos shareholders in accordance with their respective contributions (as adjusted for any amounts delivered to Amazon with respect to a breaching shareholder). See the sections entitled “Summary of the Merger Agreement—Survival; Indemnification” on page 55 and “Summary of the Merger Agreement—Escrow Fund” on page 52.

Shareholder Representative Expense Fund	Upon completion of the Merger, Amazon will deduct from the merger consideration payable to the Zappos shareholders and deposit into an expense fund 0.15% of the total number of shares of Amazon common stock issuable to holders of Zappos capital stock. Pursuant to the Merger Agreement, Amazon common stock held in the expense fund will be distributed at such time as the Shareholder Representative reasonably believes that all of his obligations as the Shareholder Representative have been satisfied pursuant to the terms of the Merger Agreement and Escrow Agreement. See “Summary of the Merger Agreement—Shareholder Representative Expense Fund” on page 53.

Closing Date	The closing of the Merger is expected to take place on the second business day following the satisfaction or, to the extent permitted under the Merger Agreement and by applicable law, waiver of all conditions to the obligations of the parties set forth in the Merger Agreement (other than such conditions as may, by their terms, only be satisfied at the closing), or on such other date as Amazon and Zappos mutually agree (the “Closing Date”). See “Summary of the Merger Agreement—Closing and Effectiveness of the Merger” on page 53.

Conduct of Business Prior to Closing

Zappos has agreed that prior to the closing of the Merger, its business and the business of its subsidiaries will be conducted in the ordinary course of business consistent with past practice; and that it and each of its subsidiaries will use commercially reasonable efforts to preserve substantially intact the business organization and assets of Zappos and its subsidiaries, to keep available the services of the current officers, employees and consultants of Zappos and its subsidiaries and to preserve the current relationships of Zappos and its subsidiaries with customers, suppliers and other persons with which Zappos or any of its subsidiaries has significant business relations. Zappos has also agreed that neither it nor its subsidiaries will take certain other actions during the period between the execution of the Merger Agreement and the Closing Date, subject to certain limited exceptions as set forth in the Merger Agreement, without the prior written consent of Amazon. See “Summary of the Merger Agreement—Covenants of Amazon and Zappos” on page 57.

Dissenters’ Rights	Holders of Zappos shares who do not approve the Merger via written consent may, under certain circumstances and by following procedures prescribed by California law, exercise dissenters’ rights and receive cash for their shares of Amazon stock. A dissenting shareholder of Zappos must follow the appropriate procedures under California law or the shareholders will lose such rights. See “Rights of Dissenting Shareholders” on page 66.

Regulatory Approval	The Merger is subject to certain filing requirements and applicable waiting periods under United States antitrust laws. The Federal Trade Commission, the Department of Justice, a state attorney general, an antitrust enforcement authority in another country, or a private party may challenge the Merger at any time before or after it is completed. See “Proposed Merger—Regulatory Clearances and Approvals” on page 46.

Conditions to the Merger	A number of conditions must be met before the Merger can be completed, including:

•	Approval of the Merger and adoption and approval of the Merger Agreement and the transactions contemplated thereby by Zappos shareholders;

•

Receipt by Zappos and Amazon of an opinion of counsel substantially to the effect that for federal income tax purposes, the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code;

•	Absence of any court or governmental body order prohibiting the consummation of the transactions contemplated by the Merger Agreement; and

•

Declaration of the effectiveness of the registration statement, of which this consent solicitation/prospectus forms a part, and such registration statement not being subject to a stop order or proceedings seeking a stop order.

Zappos’ obligation to complete the Merger, on the one hand, and Amazon’s obligation to complete the Merger, on the other hand, are subject to one another satisfying a number of conditions, including that the other party’s representations and warranties, taken as a whole, having been true and correct in all material respects as of the date of the Merger Agreement, except, with respect to certain representations and warranties by Zappos, for such untruths or breaches as would not be expected to have a material adverse effect, and the other party having materially performed all obligations and agreements and materially complied with all covenants and conditions required by the Merger Agreement or other documents to be performed or complied with prior to or at the closing. In addition, Amazon’s obligation to complete the Merger is subject to a number of conditions, including:

•

Anthony Hsieh, Zappos’ Chief Executive Officer, Alfred Lin, Zappos’ Chairman, Chief Operating Officer and Chief Financial Officer and Fred Mossler, a merchandising officer of Zappos who has the formal title of “No Title”, each must remain employed by Zappos in his current position;

•

Not more than 15% of the total shares of Zappos common stock and Zappos preferred stock collectively are, or have the ability to become, dissenting shares, pursuant to the California General Corporation Law, meaning that holders of shares representing at least 85% of the shares of Zappos common stock and preferred stock collectively outstanding have approved the Merger and adopted and approved the Merger Agreement and the transactions contemplated thereby or otherwise allowed their dissenters’ rights to lapse under California law or did not have dissenters’ rights because such shares were not issued and outstanding as of the Record Date; and

•	Holders of at least 85% of the Zappos stock options outstanding at the effective time of the Merger, in the aggregate, have delivered an option consent in form and substance satisfactory to Amazon.

See “Summary of the Merger Agreement—Conditions to the Consummation of the Merger” on page 59.

Summary of Material Federal Income Tax Considerations

It is a condition to the completion of the Merger that Amazon and Zappos each receive a legal opinion from tax counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Accordingly, it is anticipated that a Zappos shareholder generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of shares of Zappos stock for shares of Amazon common stock in the Merger, except for gain or loss attributable to cash received in lieu of a fractional share of Amazon common stock. Certain Zappos shareholders may be subject to special tax rules. Shareholders should consult their tax advisors for a full understanding of all of the tax consequences of the Merger to them. See “Material United States Federal Income Tax Considerations” on page 64.

Termination of the Merger Agreement	The Merger Agreement may be terminated by either party upon the occurrence of certain events, or by written consent of both Amazon and Zappos. See “Summary of the Merger Agreement—Termination of the Merger Agreement” on page 62.

Amendment of the Merger Agreement	The Merger Agreement may be amended, modified or supplemented by Amazon and Zappos by action taken or authorized by their respective boards of directors at any time prior to the completion of the Merger (notwithstanding any approval by Zappos shareholders). However, Amazon and Zappos have agreed that after approval of the transactions contemplated by the Merger Agreement by Zappos shareholders, no amendment may be made that would require additional shareholder approval without obtaining such approval. See “Summary of the Merger Agreement—Amendment” on page 63.

SUMMARY SELECTED FINANCIAL DATA

The following selected financial information is to aid you in understanding certain financial aspects of Amazon. The annual historical information for Amazon set forth below is derived from its audited consolidated financial statements as of and for each of the fiscal years ended December 31, 2004 through 2008. The information for Amazon as of and for the six months ended June 30, 2009 and June 30, 2008 that is set forth below is derived from its unaudited consolidated interim financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, that management of Amazon considers necessary for fair presentation of the financial position and results of operations for such periods in accordance with accounting principles generally accepted in the United States (“GAAP”).

The information regarding Amazon that is set forth below is only a summary and should be read with Amazon’s historical consolidated financial statements and related notes. Amazon’s historical consolidated financial statements and related notes are contained in its Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as well as other information filed by Amazon with the SEC. See “Where You Can Find More Information” on page 87.

Pursuant to SEC rules, Amazon’s acquisition of Zappos will not require Amazon to file financial information with the SEC on Zappos as a significant subsidiary since none of the financial criteria conditions under SEC Regulation S-X Rule 3-05 will be met at the twenty percent level. However, Zappos’ audited financial statements for the fiscal years ended December 31, 2008 and 2007 and Zappos’ unaudited consolidated interim financial statements for the three and six months ended June 30, 2009 and 2008 are attached as Appendix D and Appendix E, respectively, to this consent solicitation/prospectus. Zappos’ year-end and interim financial information include all adjustments, consisting of normal recurring adjustments, that management of Zappos considers necessary for fair presentation of the financial position and results of operations for such periods in accordance with GAAP.

The historical results set forth below and elsewhere in this consent solicitation/prospectus are not necessarily indicative of the future performance of Amazon or Zappos. All amounts are in U.S. dollars.

Amazon

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
Income Statement:	(in millions, except per share data)
Net sales	$9,541	$8,198	$19,166	$14,835	$10,711	$8,490	$6,921
Income from operations	402	415	842	655	389	432	440
Income before change in accounting principle	319	301	645	476	190	333	588
Cumulative effect of change in accounting principle	—	—	—	—	—	26	—
Net income	319	301	645	476	190	359	588
Basic earnings per share:
Prior to cumulative effect of change in accounting principle	$0.74	$0.72	$1.52	$1.15	$0.46	$0.81	$1.45
Cumulative effect of change in accounting principle	—	—	—	—	—	0.06	—

Basic earnings per share	$0.74	$0.72	$1.52	$1.15	$0.46	$0.87	$1.45

Diluted earnings per share:
Prior to cumulative effect of change in accounting principle	$0.73	$0.70	$1.49	$1.12	$0.45	$0.78	$1.39
Cumulative effect of change in accounting principle	—	—	—	—	—	0.06	—

Diluted earnings per share	$0.73	$0.70	$1.49	$1.12	$0.45	$0.84	$1.39

Weighted average shares used in computation of earnings per share:
Basic	430	419	423	413	416	412	406
Diluted	438	428	432	424	424	426	425
Dividends declared per common share	—	—	—	—	—	—	—

	As of June 30,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
Balance Sheet:	(in millions, except per share data)
Total assets	$7,675	$6,322	$8,314	$6,485	$4,363	$3,696	$3,248
Long-term debt	109	433	409	1,282	1,247	1,480	1,835

Market Values of Amazon Securities

Amazon’s common stock is quoted on the NASDAQ Global Select Market under the symbol “AMZN”. The table below sets forth, for the calendar quarters indicated, the high and low per share sale prices of Amazon common stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal Year Ended December 31, 2007
First Quarter	$42.00	$36.30
Second Quarter	74.72	39.55
Third Quarter	94.26	68.01
Fourth Quarter	101.09	76.50
Fiscal Year Ended December 31, 2008
First Quarter	97.43	61.20
Second Quarter	84.88	70.65
Third Quarter	91.75	61.32
Fourth Quarter	71.99	34.68
Fiscal Year Ended December 31, 2009
First Quarter	75.61	47.63
Second Quarter	88.56	71.71
Third Quarter (through September 24, 2009)	94.50	75.41

On July 21, 2009, the last trading day prior to the announcement of the Merger, the last reported sale price of Amazon common stock on the NASDAQ Global Select Market was $89.01. On September 24, 2009, the most recent practicable date prior to the printing of this consent solicitation/prospectus, the last reported sale price of Amazon common stock on the NASDAQ Global Select Market was $92.11. We urge you to obtain current stock price quotations for Amazon common stock from a newspaper, the Internet or your broker.

There is no established public trading market for Zappos’ common stock or preferred stock.

RISK FACTORS

You should consider carefully the risks described below in assessing the Merger and an investment in the common stock of Amazon.

Risks Relating to the Merger

There Is No Assurance When or Even If the Merger Will Be Completed

Completion of the Merger is subject to the satisfaction or waiver of a number of conditions. There can be no assurance that Amazon or Zappos will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived.

Amazon and Zappos can agree at any time to terminate the Merger Agreement, even if Zappos shareholders have already voted to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby. Amazon and Zappos can also terminate the Merger Agreement under other specified circumstances.

Amazon’s Share Price May Fluctuate Prior to the Completion of the Merger

Upon completion of the Merger, each share of Zappos common stock and preferred stock will be converted into merger consideration consisting of shares of Amazon common stock. Any change in the price of Amazon common stock prior to completion of the Merger will affect the dollar value of the merger consideration that Zappos shareholders will receive upon completion of the Merger. Changes in the price of Amazon common stock could result from a variety of factors, including general market and economic conditions, changes in Amazon’s business, operations and prospects and regulatory considerations.

The Issuance of Shares of Amazon Common Stock to Zappos Shareholders in the Merger May Have a Negative Impact on the Amazon Financial Results, including Earnings per Share

If the Merger is completed, approximately 9,952,000 shares of Amazon common stock may be issued to Zappos shareholders based on the number of shares of Zappos stock outstanding as of July 17, 2009, representing 2.3% of the number of shares Amazon common stock outstanding as of July 17, 2009. Once Amazon shares are issued in the Merger, Amazon’s earnings per share may be lower than would have been reported by Amazon in the absence of the Merger. There can be no assurance that any increase in Amazon’s earnings per share will occur, even over the long term. Any increase in Amazon’s earnings per share as a result of the Merger requires, among other things, Amazon to successfully manage the operations of Zappos and increase the consolidated earnings of Amazon after the Merger.

Amazon and Zappos May Be Unable to Obtain the Regulatory Approvals Required to Complete the Merger

The Merger is subject to review by the Federal Trade Commission, (the “FTC”) and the Department of Justice (“DOJ”) under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”). Amazon and Zappos made pre-merger notification filings under the HSR Act and the statutory waiting period under the HSR Act has expired. Notwithstanding expiration of the statutory waiting period and clearance of the Merger, and even after completion of the Merger, the FTC, the DOJ, a state attorney general or other United States authorities or other governmental authorities in jurisdictions where Amazon or Zappos conduct business could challenge or seek to block the Merger under the antitrust laws, as they deem necessary or desirable in the public interest. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Merger, before or after it is completed. There can be no assurance that a challenge to the Merger will not be made or that, if a challenge is made, Amazon and Zappos will prevail.

There Has Been No Public Market for Zappos Common Stock and Zappos Preferred Stock, and the Lack of a Public Market Makes It Extremely Difficult to Determine the Fair Market Value of Zappos

The outstanding capital stock of Zappos is privately held and is not traded on any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Zappos. The value ascribed to Zappos securities in privately negotiated transactions that have occurred from time to time or in other contexts may not be indicative of the price that Zappos common stock may have traded at if it were traded on a public market. The number of shares of Amazon common stock to be issued to Zappos shareholders was determined based on negotiations between the parties, and likewise may not be indicative of the price at which Zappos common stock may have traded if it were traded on a public market.

Successful Operation of Zappos’ Businesses and Integration with Amazon Is Not Assured

If the Merger is completed, Zappos will become a wholly-owned subsidiary of Amazon but will operate its websites and continue other aspects of its operations on a basis that is separate from Amazon’s websites and operations. There can be no assurance that after the Merger Zappos will be able to maintain and grow its business and operations. In addition, the market segments in which Zappos operates may experience declines in demand and/or new competitors. Integrating and coordinating certain aspects of the operations and personnel of Zappos with Amazon will involve complex operational, technological and personnel-related challenges. This process will be time-consuming and expensive, may disrupt the business of either or both of the companies and may not result in the full benefits expected by Amazon. The potential difficulties, and resulting costs and delays, include:

•	issues in integrating websites, fulfillment centers, financial reporting systems and other information technology systems;

•	difficulties attracting and retaining key personnel;

•	loss of customers and vendors and inability to attract new customers and vendors; and

•	incompatibility of purchasing, logistics, marketing, administration and other methods.

Directors and Officers of Zappos May Have Conflicts of Interest That May Influence Them to Support or Approve the Merger

Although the Zappos Board recommended to Zappos shareholders that they approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby, Zappos shareholders should be aware that certain members of the Zappos Board and executive officers of Zappos have interests in the transactions contemplated by the Merger Agreement that may be different from, or are in addition to, the general interests of Zappos shareholders, as described in “Proposed Merger—Interests of Certain Persons in the Merger” on page 47. Zappos shareholders should consider whether these interests may have influenced these directors and executive officers to support or recommend the Merger.

The Rights of Zappos Shareholders Who Become Amazon Shareholders in the Merger Will Be Governed By Delaware Law and By Amazon’s Restated Certificate of Incorporation and Amended and Restated Bylaws

Zappos shareholders who receive shares of Amazon common stock in the Merger will become Amazon shareholders. Amazon currently is a corporation formed under the laws of Delaware. As a result, Zappos shareholders who become shareholders in Amazon will be governed by the Delaware General Corporation Law and Amazon’s Restated Certificate of Incorporation (“Amazon’s Certificate of Incorporation”) and Amazon Amended and Restated Bylaws (“Amazon’s Bylaws”), rather than being governed by the California General Corporation Law and the Zappos’ Seventh Amended and Restated Articles of Incorporation (“Zappos’ Articles of Incorporation”) and Zappos’ Amended and Restated Bylaws (“Zappos’ Bylaws”). There may be material differences between the current rights of Zappos shareholders, as compared to the rights they will have as Amazon shareholders. For more information, see “Comparison of Rights of Shareholders” beginning on page 73 of this consent solicitation/prospectus.

Risks Relating to Amazon’s Business

If any of the following risks occur, Amazon’s business, financial condition, operating results and cash flows could be materially adversely affected. In addition, the current global economic climate amplifies many of these risks.

Amazon Faces Intense Competition

Amazon’s businesses are rapidly evolving and intensely competitive, and Amazon has many competitors in different industries, including retail, e-commerce services, digital and web services. Many of its current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, fulfillment, and marketing.

Competition may intensify as Amazon’s competitors enter into business combinations or alliances and established companies in other market segments expand into Amazon’s market segments. In addition, new and enhanced technologies, including search, web services and digital, may increase its competition. The Internet facilitates competitive entry and comparison shopping and renders e-commerce inherently more competitive than other retail. Increased competition may reduce Amazon’s sales and profits.

Amazon’s Expansion Places a Significant Strain on Its Management, Operational, Financial and Other Resources

Amazon is rapidly and significantly expanding its global operations, including increasing its product and service offerings and scaling its infrastructure to support its retail and services businesses. This expansion increases the complexity of Amazon’s business and places significant strain on its management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. Amazon may not be able to manage growth effectively, which could damage its reputation, limit its growth and negatively affect its operating results.

Amazon’s Expansion into New Products, Services, Technologies and Geographic Regions Subjects Amazon to Additional Business, Legal, Financial and Competitive Risks

Amazon may have limited or no experience in its newer market segments, and Amazon’s customers may not adopt its new product or service offerings, which include seller services, digital, web services and electronic devices. These offerings may present new and difficult technology challenges, and Amazon may be subject to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, Amazon’s gross profits in its newer activities may be lower than in its older activities, and Amazon may not be successful enough in these newer activities to recoup its investments in them. If any of this were to occur, it could damage Amazon’s reputation, limit growth and negatively affect Amazon’s operating results.

Amazon May Experience Significant Fluctuations in Its Operating Results and Growth Rate

Amazon may not be able to accurately forecast its growth rate. Amazon bases its expense levels and investment plans on sales estimates. A significant portion of Amazon’s expenses and investments is fixed, and Amazon may not be able to adjust its spending quickly enough if its sales are less than expected.

Amazon’s revenue growth may not be sustainable, and Amazon’s percentage growth rates may decrease. Amazon’s revenue and operating profit growth depends on the continued growth of demand for the products and services Amazon or its sellers offer, and its business is affected by general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. or global economies, may result in decreased revenue or growth.

Amazon’s net sales and operating results will also fluctuate for many other reasons, including due to risks described elsewhere in this section and the following:

•	Amazon’s ability to retain and increase sales to existing customers, attract new customers and satisfy its customers’ demands;

•	Amazon’s ability to retain and expand its network of sellers;

•	Amazon’s ability to acquire merchandise on favorable terms, manage inventory and fulfill orders;

•	the introduction of competitive websites, products, services, price decreases or improvements;

•	changes in usage of the Internet and e-commerce, including in non-U.S. markets;

•	timing, effectiveness, and costs of expansion and upgrades of Amazon’s systems and infrastructure;

•	the success of Amazon’s geographic, service and product line expansions;

•	the outcomes of legal proceedings and claims;

•	variations in the mix of products and services Amazon sells;

•	variations in Amazon’s level of merchandise and vendor returns;

•	the extent to which Amazon offers free shipping, continues to reduce product prices worldwide and provides additional benefits to its customers;

•	the extent to which Amazon invests in technology and content, fulfillment and other expense categories;

•	increases in the prices of fuel and gasoline, as well as increases in the prices of other energy products and commodities like paper and packing supplies;

•	the extent to which operators of the networks between Amazon’s customers and its websites successfully charge fees to grant customers unimpaired and unconstrained access to Amazon’s online services;

•	Amazon’s ability to collect amounts owed to it when they become due;

•	the extent to which use of Amazon’s services is affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions and similar events; and

•	terrorist attacks and armed hostilities.

Amazon May Not Be Successful in Its Efforts to Expand into International Market Segments

Amazon’s international activities are significant to its revenues and profits, and Amazon plans to further expand internationally. Amazon has relatively little experience operating in these or future market segments and may not benefit from any first-to-market advantages or otherwise succeed. It is costly to establish, develop and maintain international operations and websites and promote Amazon’s brand internationally. Amazon’s international operations may not be profitable on a sustained basis.

In addition to risks described elsewhere in this section, Amazon’s international sales and operations are subject to a number of risks, including:

•	local economic and political conditions;

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government regulation of e-commerce or other online services and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization and restrictions on foreign ownership;

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restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services and content, including uncertainty as a result of less Internet-friendly legal systems, local laws, lack of legal precedent and varying rules, regulations and practices regarding the distribution of media products and enforcement of intellectual property rights;

•	import, export, or other business licensing requirements;

•	limitations on the repatriation and investment of funds and foreign currency exchange restrictions;

•	limited fulfillment and technology infrastructure;

•	shorter payable and longer receivable cycles and the resultant negative impact on cash flow;

•	laws and regulations regarding consumer and data protection, privacy, network security, encryption and restrictions on pricing or discounts;

•	lower levels of use of the Internet;

•	lower levels of consumer spending and fewer opportunities for growth compared to the U.S.;

•	lower levels of credit card usage and increased payment risk;

•	difficulty in staffing, developing and managing foreign operations as a result of distance, language and cultural differences;

•	different employee/employer relationships and the existence of workers’ councils and labor unions;

•	laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans and taxes; and

•	geopolitical events, including war and terrorism.

As the international e-commerce channel grows, competition will intensify. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand names. Amazon may not be able to hire, train, retain and manage required personnel, which may limit Amazon’s international growth.

In 2004, Amazon acquired Joyo.com Limited, which is organized under the laws of the British Virgin Islands and through a People’s Republic of China (“PRC”) entity, provides technology and services for the Joyo Amazon websites. The PRC regulates Joyo Amazon’s business through regulations and license requirements restricting (i) foreign investment in the Internet, retail and delivery sectors, (ii) Internet content and (iii) the sale of media and other products. In order to meet local ownership and regulatory licensing requirements, Joyo Amazon’s business is operated by PRC companies owned by nominee shareholders who are PRC nationals. Although Amazon believes Joyo Amazon’s structure complies with existing PRC laws, it involves unique risks. There are substantial uncertainties regarding the interpretation of PRC laws and regulations, and it is possible that the PRC government will ultimately take a view contrary to Amazon’s. If Joyo Amazon (including its subsidiary and affiliates) were found to be in violation of any existing or future PRC laws or regulations or if interpretations of those laws and regulations were to change, the business could be subject to fines and other financial penalties, have its licenses revoked or be forced to shut down entirely. In addition, if Joyo Amazon were unable to enforce its contractual relationships with respect to management and control of its business, it might be unable to continue to operate the business.

If Amazon Does Not Successfully Optimize and Operate Its Fulfillment Centers, Amazon’s Business Could Be Harmed

If Amazon does not adequately predict customer demand or otherwise optimize and operate its fulfillment centers successfully, it could result in excess or insufficient inventory or fulfillment capacity, result in increased costs, impairment charges, or both, or harm Amazon’s business in other ways. A failure to optimize inventory will increase net shipping cost by requiring long-zone or partial shipments. Orders from several of Amazon’s websites are fulfilled primarily from a single location, and Amazon has only a limited ability to reroute orders to third parties for drop-shipping. Amazon and its co-sourcers may be unable to adequately staff its fulfillment and customer service centers. As Amazon continues to add fulfillment and warehouse capability or add new businesses with different fulfillment requirements, its fulfillment network becomes increasingly complex and operating it becomes more challenging. If the other businesses on whose behalf Amazon performs inventory fulfillment services deliver product to Amazon’s fulfillment centers in excess of forecasts, Amazon may be unable to secure sufficient storage space and may be unable to optimize its fulfillment centers. There can be no assurance that Amazon will be able to operate its network effectively.

Amazon relies on a limited number of shipping companies to deliver inventory to it and completed orders to its customers. If Amazon is not able to negotiate acceptable terms with these companies or they experience performance problems or other difficulties, it could negatively impact Amazon’s operating results and customer experience. In addition, Amazon’s ability to receive inbound inventory efficiently and ship completed orders to customers also may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, acts of God and similar factors.

Third parties either drop-ship or otherwise fulfill an increasing portion of Amazon’s customers’ orders, and Amazon is increasingly reliant on the reliability, quality and future procurement of their services. Under some of its commercial agreements, Amazon maintains the inventory of other companies, thereby increasing the complexity of tracking inventory and operating Amazon’s fulfillment centers. Amazon’s failure to properly handle such inventory or the inability of these other companies to accurately forecast product demand would result in unexpected costs and other harm to Amazon’s business and reputation.

The Seasonality of Amazon’s Business Places Increased Strain on Amazon’s Operations

Amazon expects a disproportionate amount of its net sales to occur during its fourth quarter. If Amazon does not stock or restock popular products in sufficient amounts such that it fails to meet customer demand, it could significantly affect Amazon’s revenue and Amazon’s future growth. If Amazon overstocks products, it may be required to take significant inventory markdowns or write-offs, which could reduce gross profits. Amazon may experience an increase in its net shipping cost due to complimentary upgrades, split-shipments and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access Amazon’s websites within a short period of time due to increased holiday demand, Amazon may experience system interruptions that make its websites unavailable or prevent Amazon from efficiently fulfilling orders, which may reduce the volume of goods Amazon sells and the attractiveness of Amazon’s products and services. In addition, Amazon may be unable to adequately staff its fulfillment and customer service centers during these peak periods and delivery and other fulfillment companies and customer service co-sourcers may be unable to meet the seasonal demand. Amazon also faces risks described elsewhere in this Risk Factors section relating to fulfillment center optimization and inventory.

Amazon generally has payment terms with its vendors that extend beyond the amount of time necessary to collect proceeds from its customers. As a result of holiday sales, at December 31 of each year, Amazon’s cash, cash equivalents and marketable securities balances typically reach their highest level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable at December 31. Amazon’s accounts payable balance generally declines during the first three months of the year, resulting in a corresponding decline in its cash, cash equivalents and marketable securities balances.

Amazon’s Business Could Suffer if It Is Unsuccessful in Making, Integrating and Maintaining Commercial Agreements, Strategic Alliances and Other Business Relationships

Amazon provides e-commerce services to other businesses, such as through its seller programs, including Webstore by Amazon and Fulfillment by Amazon, as well as through other commercial agreements, strategic alliances and business relationships. Under these agreements, Amazon provides technology, fulfillment and other services, as well as enables sellers to offer products or services through Amazon’s websites and power their websites. These arrangements are complex and require substantial personnel and resource commitments by Amazon, which may limit the agreements Amazon is able to enter into and Amazon’s ability to integrate and deliver services under them. If Amazon fails to implement, maintain and develop the components of these commercial relationships, which may include fulfillment, customer service, inventory management, tax collection, payment processing, licensing of third-party software, hardware and content and engaging third parties to perform hosting and other services, these initiatives may not be viable. The amount of compensation Amazon receives under certain of these agreements is partially dependent on the volume of the other company’s sales. Therefore, if the other company’s offering is not successful, the compensation Amazon receives may be lower than expected or the agreement may be terminated. Moreover, Amazon may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. Amazon also may be subject to claims from businesses to which it provides these services if it is unsuccessful in implementing, maintaining or developing these services.

As Amazon’s agreements terminate, Amazon may be unable to renew or replace these agreements on comparable terms, or at all. Some of Amazon’s agreements involve high margin services, such as marketing and promotional agreements, and as they expire they may be replaced, if at all, by agreements involving lower margin services. In the future, Amazon may enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to Amazon, which could adversely affect Amazon’s operating results.

Present and future e-commerce services agreements, other commercial agreements and strategic alliances create additional risks such as:

•	disruption of Amazon’s ongoing business, including loss of management focus on existing businesses;

•	impairment of other relationships;

•	variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and

•	difficulty integrating under the commercial agreements.

Amazon’s Business Could Suffer if Amazon Is Unsuccessful in Making, Integrating and Maintaining Acquisitions and Investments

Amazon has acquired and invested in a number of companies and it may acquire or invest in or enter into joint ventures with additional companies. These transactions create risks such as:

•	disruption of Amazon’s ongoing business, including loss of management focus on existing businesses;

•	problems retaining key personnel;

•	additional operating losses and expenses of the businesses Amazon acquired or in which Amazon invested;

•	the potential impairment of amounts capitalized as intangible assets and goodwill as part of the acquisition;

•	the potential impairment of customer and other relationships of the company Amazon acquired or in which Amazon invested or Amazon’s own customers as a result of any integration of operations;

•	the difficulty of incorporating acquired technology and rights into Amazon’s offerings and unanticipated expenses related to such integration;

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the difficulty of integrating a new company’s accounting, financial reporting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	the difficulty of implementing at acquired companies the controls, procedures and policies appropriate for a larger public company;

•	potential unknown liabilities associated with a company Amazon acquires or in which Amazon invests; and

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for foreign transactions, additional risks related to the integration of operations across different cultures and languages, and the economic, political, and regulatory risks associated with specific countries.

As a result of future acquisitions or mergers, Amazon might need to issue additional equity securities, spend its cash, or incur debt, contingent liabilities or amortization expenses related to intangible assets, any of which could reduce its profitability and harm Amazon’s business. In addition, valuations supporting Amazon’s acquisitions and strategic investments could change rapidly given the current global economic climate. Amazon could determine that such valuations have experienced impairments or other-than-temporary declines in fair value, which could adversely impact Amazon’s financial results.

Amazon Has Foreign Exchange Risk

The results of operations of, and certain of Amazon’s intercompany balances associated with, Amazon’s international websites are exposed to foreign exchange rate fluctuations. Upon translation, operating results may differ materially from expectations, and Amazon may record significant gains or losses on the remeasurement of intercompany balances. As Amazon has expanded its international operations, its exposure to exchange rate fluctuations has increased.

Amazon also holds cash equivalents and/or marketable securities primarily in Euros, British Pounds and Japanese Yen. If the U.S. Dollar strengthens compared to these currencies, cash equivalents and marketable securities balances, when translated, may be materially less than expected and vice versa.

The Loss of Key Senior Management Personnel Could Negatively Affect Amazon’s Business

Amazon depends on its senior management and other key personnel, particularly Jeff Bezos, Amazon’s President, CEO and Chairman. Amazon does not have “key person” life insurance policies. The loss of any of Amazon’s executive officers or other key employees could harm Amazon’s business.

System Interruption and the Lack of Integration and Redundancy in Amazon’s Systems May Affect Amazon’s Sales

Customer access to Amazon’s websites and the speed with which a customer navigates and makes purchases on its websites affect Amazon’s net sales, operating results and the attractiveness of Amazon’s products and services. Amazon experiences occasional system interruptions and delays that make its websites unavailable or slow to respond and prevent Amazon from efficiently fulfilling orders or providing services to third parties, which may reduce Amazon’s net sales and the attractiveness of its products and services. If Amazon is unable to continually add software and hardware, effectively upgrade its systems and network infrastructure and take other steps to improve the efficiency of its systems, it could cause system interruptions or delays and adversely affect Amazon’s operating results.

Amazon’s computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions. Any of these events could cause system interruption, delays, and loss of critical data, and could prevent Amazon from accepting and fulfilling customer orders and providing services, which would make Amazon’s product and service offerings less attractive. Amazon’s systems are not fully redundant and its disaster recovery planning may not be sufficient. In addition, Amazon may have inadequate insurance coverage to compensate Amazon for any related losses. Any of these events could damage Amazon’s reputation and be expensive to remedy.

Amazon Faces Significant Inventory Risk

In addition to risks described elsewhere in this Risk Factors section relating to fulfillment center and inventory optimization by Amazon and third parties, Amazon is exposed to significant inventory risks that may adversely affect its operating results as a result of seasonality, new product launches, rapid changes in product cycles, changes in consumer demand and consumer spending patterns, changes in consumer tastes with respect to Amazon’s products and other factors. Amazon endeavors to accurately predict these trends and avoid overstocking or understocking products Amazon manufactures and/or sells. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. In addition, when Amazon begins selling or manufacturing a new product, it may be difficult to establish vendor relationships, determine appropriate product or component selection and accurately forecast demand. The acquisition of certain types of inventory or components may require significant lead-time and prepayment and they may not be returnable. Amazon carries a broad selection and significant inventory levels of certain products, such as consumer electronics, and Amazon may be unable to sell products in sufficient quantities or during the relevant selling seasons. Any one of the inventory risk factors set forth above may adversely affect Amazon’s operating results.

Amazon May Not Be Able to Adequately Protect Amazon’s Intellectual Property Rights or May Be Accused of Infringing Intellectual Property Rights of Third Parties

Amazon regards its trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to Amazon’s success, and Amazon relies on trademark, copyright, and patent law, trade secret protection and confidentiality and/or license agreements with its employees, customers and others to protect its proprietary rights. Effective intellectual property protection may not be available in every country in which Amazon’s products and services are made available. Amazon also may not be able to acquire or maintain appropriate domain names in all countries in which it does business. Furthermore, regulations governing domain names may not protect Amazon’s trademarks and similar proprietary rights. Amazon may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of Amazon’s trademarks and other proprietary rights.

Amazon may not be able to discover or determine the extent of any unauthorized use of its proprietary rights. Third parties that license Amazon’s proprietary rights also may take actions that diminish the value of its proprietary rights or reputation. The protection of Amazon’s intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps Amazon takes to protect its intellectual property may not adequately protect its rights or prevent third parties from infringing or misappropriating its proprietary rights. Amazon also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.

Other parties also may claim that Amazon infringes their proprietary rights. Amazon has been subject to, and expects to continue to be subject to, claims and legal proceedings regarding alleged infringement by Amazon of the intellectual property rights of third parties. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against Amazon or the payment of damages. Amazon may need to obtain licenses from third parties who allege that it has infringed their rights, but such licenses may not be available on terms acceptable to Amazon or at all. In addition, Amazon may not be able to obtain or utilize on terms that are favorable to Amazon, or at all, licenses or other rights with respect to intellectual property Amazon does not own in providing e-commerce services to other businesses and individuals under commercial agreements. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

Amazon’s digital content offerings depend in part on effective digital rights management technology to control access to digital content. If the digital rights management technology that Amazon uses is compromised or otherwise malfunctions, Amazon could be subject to claims, and content providers may be unwilling to include their content in Amazon’s service.

Amazon Has a Rapidly Evolving Business Model and Its Stock Price Is Highly Volatile

Amazon has a rapidly evolving business model. The trading price of Amazon’s common stock fluctuates significantly in response to, among other risks, the risks described elsewhere in this Risk Factors section, as well as:

•	changes in interest rates;

•	conditions or trends in the Internet and the e-commerce industry;

•	quarterly variations in operating results;

•	fluctuations in the stock market in general and market prices for Internet-related companies in particular;

•	changes in financial estimates by Amazon or securities analysts and recommendations by securities analysts;

•	changes in Amazon’s capital structure, including issuance of additional debt or equity to the public;

•	changes in the valuation methodology of, or performance by, other e-commerce companies; and

•	transactions in Amazon’s common stock by major investors and certain analyst reports, news, and speculation.

Volatility in Amazon’s stock price could adversely affect Amazon’s business and financing opportunities and force Amazon to increase cash compensation to its employees or grant larger stock awards than Amazon has historically, which could hurt Amazon’s operating results or reduce the percentage ownership of Amazon’s existing shareholders, or both.

Government Regulation of the Internet and E-commerce Is Evolving and Unfavorable Changes Could Harm Amazon’s Business

Amazon is subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet or online services. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic contracts and other communications, consumer protection, the provision of online payment services, unencumbered Internet access to Amazon’s services, the design and operation of websites, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet and e-commerce. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of Amazon’s seller programs. Unfavorable regulations and laws could diminish the demand for Amazon’s products and services and increase Amazon’s cost of doing business.

Taxation Risks Could Subject Amazon to Liability for Past Sales and Cause Amazon’s Future Sales to Decrease

Amazon does not collect sales or other taxes on shipments of most of its goods into most states in the U.S. Under some of Amazon’s commercial agreements, the other company is the seller of record, and Amazon is obligated to collect sales tax in accordance with that company’s instructions. Amazon may enter into additional agreements requiring similar tax collection obligations. Amazon’s fulfillment center and customer service center networks, and any future expansion of them, along with other aspects of Amazon’s evolving business, may result in additional sales and other tax obligations.

Currently, U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering or adopted initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If these initiatives are successful, Amazon could be required to collect sales and use taxes in additional states. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for Amazon, put Amazon at a competitive disadvantage if they do not impose similar obligations on all of Amazon’s online competitors and decrease Amazon’s future sales.

Amazon collects consumption tax (including value added tax, goods and services tax, and provincial sales tax) as applicable on goods and services sold by Amazon that are ordered on Amazon’s international sites. Additional foreign countries may seek to impose sales or other tax collection obligations on Amazon.

A successful assertion by one or more states or foreign countries that Amazon should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decrease Amazon’s ability to compete with traditional retailers, and otherwise harm Amazon’s business.

Amazon Could be Subject to Additional Income Tax Liabilities

Amazon is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating Amazon’s worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, Amazon’s effective tax rates could be adversely affected by earnings being lower than anticipated in countries where Amazon has lower statutory rates and higher than anticipated in countries where Amazon has higher statutory rates, by changes in the valuation of Amazon’s deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. Amazon is subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax against Amazon. Although Amazon believes its tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from Amazon’s historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on Amazon’s operating results or cash flows in the period or periods for which that determination is made.

Amazon’s Vendor Relationships Subject It to a Number of Risks

Amazon has significant vendors that are important to its sourcing, manufacturing and any related ongoing servicing of merchandise and content. Amazon does not have long-term arrangements with most of its vendors to guarantee availability of merchandise, content, components or services, particular payment terms or the extension of credit limits. If Amazon’s current vendors were to stop selling merchandise, content, components or services to it on acceptable terms, including as a result of one or more vendor bankruptcies due to poor economic conditions, Amazon may be unable to procure from other vendors in a timely and efficient manner and on acceptable terms, or at all.

Amazon May Be Subject to Product Liability Claims if People or Property Are Harmed by the Products Amazon Sells

Some of the products Amazon sells or manufactures may expose it to product liability claims relating to personal injury, death, or environmental or property damage, and may require product recalls or other actions. Certain third parties also sell products using Amazon’s e-commerce platform that may increase Amazon’s exposure to product liability claims, such as if these sellers do not have sufficient protection from such claims. Although Amazon maintains liability insurance, Amazon cannot be certain that its coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to it on economically reasonable terms, or at all. In addition, some of Amazon’s agreements with its vendors and sellers do not indemnify it from product liability.

Amazon Is Subject to Payments-Related Risks

Amazon accepts payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), gift certificates, direct debit from a customer’s bank account, consumer invoicing, physical bank check and payment upon delivery. As Amazon offers new payment options to its customers, it may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, Amazon pays interchange and other fees, which may increase over time and raise Amazon’s operating costs and lower its profit margins. Amazon relies on third parties to provide payment processing services, including the processing of credit cards, debit cards, electronic checks and promotional financing, and it could disrupt Amazon’s business if these companies become unwilling or unable to provide these services. Amazon is also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for Amazon to comply. If Amazon fails to comply with these rules or requirements, it may be subject to fines and higher transaction fees and lose its ability to accept credit and debit card payments from its customers, process electronic funds transfers, or facilitate other types of online payments, and Amazon’s business and operating results could be adversely affected. Amazon also offers co-branded credit card programs that represent a significant component of its services revenue and generate high margins. If one or more of these agreements are terminated and Amazon is unable to replace them on similar terms, or at all, it could adversely affect Amazon’s operating results.

In addition, Amazon qualifies as a money services business in certain jurisdictions because Amazon enables customers to keep account balances with it and transfer money to third parties, and because Amazon provides services to third parties to facilitate payments on their behalf. In these jurisdictions, Amazon may be subject to requirements for licensing, regulatory inspection, bonding, the handling of transferred funds and consumer disclosures. Amazon is also subject to or voluntarily complies with a number of other laws and regulations relating to money laundering, international money transfers, privacy and information security and electronic fund transfers. If Amazon were found to be in violation of applicable laws or regulations, Amazon could be subject to civil and criminal penalties or forced to cease its payments services business.

Amazon Could Be Liable for Breaches of Security on Its Websites

Although Amazon has developed systems and processes that are designed to protect consumer information and prevent fraudulent payment transactions and other security breaches, failure to prevent or mitigate such fraud or breaches may adversely affect Amazon’s operating results.

Amazon Could Be Liable for Fraudulent or Unlawful Activities of Sellers

The law relating to the liability of providers of online payment services is currently unsettled. In addition, governmental agencies could require changes in the way this business is conducted. Under Amazon’s seller programs, Amazon may be unable to prevent sellers from collecting payments, fraudulently or otherwise, when buyers never receive the products they ordered or when the products received are materially different from the sellers’ descriptions. Under Amazon’s A2Z Guarantee, Amazon reimburses buyers for payments up to certain limits in these situations, and as Amazon’s marketplace seller sales grow, the cost of this program will increase and could negatively affect Amazon’s operating results. Amazon also may be unable to prevent sellers on its sites or through other seller sites from selling unlawful goods, from selling goods in an unlawful manner, or violating the proprietary rights of others, and could face civil or criminal liability for unlawful activities by its sellers.

SOLICITATION OF WRITTEN CONSENTS

Consents

The Zappos Board is providing these consent solicitation materials. Zappos shareholders are being asked to execute and deliver the written consent furnished with this consent solicitation/prospectus to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby, including the agreement of merger to be filed with the California Secretary of State referenced in the Merger Agreement. In addition, holders of Zappos Series A, Series B, Series C and Series D preferred stock are being asked to approve of the conversion of all of the shares of such series of Zappos preferred stock that they own into shares of Zappos common stock, contingent upon adoption and approval of the Merger Agreement and effective immediately before consummation of the Merger, by executing and delivering the applicable written consent furnished with this consent solicitation/prospectus.

Shares Entitled to Consent and Consent Required

Only Zappos shareholders of record at the close of business on September 25, 2009 will be notified of and be entitled to execute and deliver a written consent. On the Record Date, the outstanding securities of Zappos eligible to consent with respect to the proposals consist of 21,469,674 shares of Zappos common stock and an aggregate of 23,747,180 shares of all series of Zappos preferred stock, including an aggregate of 16,728,204 shares of Zappos Series A, Series B, Series C and Series D preferred stock and an aggregate of 7,018,976 shares of Zappos Series E and Series F preferred stock.

Under Zappos’ Articles of Incorporation, each holder of Zappos common stock is entitled to one vote for each share of common stock held of record and each holder of Zappos preferred stock is entitled to one vote for each share of common stock into which such share of preferred stock held of record is convertible.

Approval of the Merger and adoption and approval of the Merger Agreement and the transactions contemplated thereby requires: (i) the approval of a majority of the outstanding shares of Zappos common stock; (ii) the approval of a majority of the voting power of the outstanding shares of Zappos preferred stock; and (iii) the approval of a majority of the voting power of the outstanding shares of Zappos Series E and Series F preferred stock, tabulated together as a single class. In addition, Amazon is not required to complete the Merger unless holders of not more than 15% of the total shares of Zappos common stock and Zappos preferred stock collectively are, or have the ability to become, dissenting shares, pursuant to the California General Corporation Law, meaning that holders of shares representing at least 85% of the shares of Zappos common stock and preferred stock collectively outstanding immediately prior to the effective time of the Merger have adopted and approved the Merger Agreement or otherwise allowed their dissenters’ rights to lapse under California law or did not have dissenters’ rights because such shares were not issued and outstanding as of the Record Date.

Approval of the conversion of all of the shares of each of the Zappos Series A, Series B, Series C and Series D preferred stock requires the consent of more than fifty percent of the outstanding shares of each such series of preferred stock. The conversion of any series of preferred stock is not contingent upon the approval by holders of any other series of the conversion of such other series.

Submission of Consents

You may consent to the proposals with respect to your shares by completing and signing the written consent furnished with this consent solicitation/prospectus and returning it to Zappos on or before October 26, 2009, the date the Zappos Board has set as the targeted final date for receipt of written consents. Zappos reserves the right to extend the final date for receipt of written consents beyond October 26, 2009 in the event that consents approving the Merger and adopting and approving the Merger Agreement and the transactions contemplated thereby have not been obtained by that date from holders of a sufficient number of shares of Zappos common stock and Zappos preferred stock to satisfy the conditions to the Merger. Any such extension may be made without notice to shareholders. Once all conditions to the Merger have been satisfied or waived, the consent solicitation will conclude.

If you hold shares of Zappos common stock or preferred stock as of the Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Zappos. Once you have completed, dated and signed the written consent, you may deliver it to Zappos by faxing it to Zappos’ legal counsel, Fenwick & West LLP, Attention: Connie Duong, at (650) 938-5200, by emailing a pdf copy of your written consent to cduong@fenwick.com, or by mailing your written consent to Fenwick & West LLP at Silicon Valley Center, 801 California Ave., Mountain View, CA 94041, Attention: Connie Duong.

Executing Consents; Revocation of Consents

With respect to each proposal for which the shares of Zappos common stock and preferred stock that you hold allow you to give consent, you may execute a written consent to approve each proposal (which is equivalent to a vote for the proposal) or disapprove each proposal (which is equivalent to a vote against the proposal). If you do not return your written consent, it will have the same effect as a vote against the proposals. If you are a record holder and you return a signed written consent without indicating your decision on a proposal, you will have given your consent to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby and approve the conversion of all of the shares of the series of Zappos Series A, Series B, Series C and Series D preferred stock that you own, if any, into shares of Zappos common stock, contingent upon adoption and approval of the Merger Agreement and effective immediately before consummation of the Merger.

Your consent to a proposal may be changed or revoked at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with the Secretary of Zappos. If you wish to change or revoke a previously given consent before that time, you may do so by delivering a notice of revocation to the Secretary of Zappos or by delivering a new written consent with a later date.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Amazon. Officers and employees of Zappos may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Recommendation of the Zappos Board

The Zappos Board RECOMMENDS THAT ZAPPOS SHAREHOLDERS APPROVE THE MERGER AND ADOPT AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS CONSENT SOLICITATION/PROSPECTUS. The Zappos Board believes the merger consideration to Zappos shareholders is fair, advisable and in the best interests of Zappos and its shareholders. The management of Zappos and the Zappos Board, after careful study and evaluation of the economic, financial, legal and other factors, also believe the Merger could provide Amazon with increased opportunity for profitable expansion of its business, which in turn should benefit Zappos shareholders who become shareholders of Amazon. See “Proposed Merger—Zappos’ Reasons for the Merger; Recommendation of the Zappos Board” on page 38.

Voting Agreement

Concurrently with the execution of the Merger Agreement, certain shareholders and affiliates of Zappos, who collectively hold (i) a majority of the outstanding shares of Zappos common stock on a fully diluted basis, (ii) a majority of the voting power of the outstanding shares of Zappos preferred stock and (iii) a majority of the voting power of the outstanding shares of Series E and Series F preferred stock, entered into a voting agreement with Amazon in which they have agreed to execute and return consents with respect to their shares of Zappos capital stock and options and warrants exercised prior to the Record Date approving the Merger and adopting and approving the Merger Agreement and the transactions contemplated thereby. The parties to the voting agreement are Anthony Hsieh, Alfred Lin, and investment funds controlled by Mr. Hsieh and Mr. Lin, Fred Mossler, Ann Mather (a Zappos director), Michael Marks (a Zappos director), and an investment fund with which Mr. Marks is affiliated, the Sequoia Capital funds, Morgan Stanley Principal Investments, Inc., Nicholas Swinmurn (Zappos’ founder), and two of Mr. Swinmurn’s immediate family members. The voting agreement provides for a sufficient number of consents to be executed and delivered to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby. See “Principal Shareholders of Zappos” on page 70. Therefore, under the voting agreement, Zappos expects to receive a number of consents sufficient to satisfy the majority approval requirement under the Merger Agreement.

In addition, Amazon is not required to complete the Merger unless holders of not more than 15% of the total shares of Zappos common stock and Zappos preferred stock collectively are, or have the ability to become, dissenting shares, pursuant to the California General Corporation Law, meaning that holders of shares representing at least 85% of the shares of Zappos common stock and preferred stock collectively outstanding have approved the Merger and adopted and approved the Merger Agreement and the transactions contemplated thereby or otherwise allowed their dissenters’ rights to lapse under California law or did not have dissenters’ rights because such shares were not issued and outstanding as of the Record Date. The shares held by parties to the voting agreement also represent approximately 77% of the shares of common and preferred stock collectively outstanding as of the Record Date. Therefore, unless waived by Amazon, the 85% approval condition described above can only be satisfied if in addition to holders that are bound by the voting agreement holders of 3,414,621 shares of Zappos common stock and preferred stock, representing approximately 8% of all outstanding shares of Zappos common stock and preferred stock, return consents approving the Merger and adopting and approving the Merger Agreement and the transactions contemplated thereby.

PROPOSED MERGER

Background of the Merger

Over the past several years, Amazon from time to time contacted Zappos concerning potential business combinations or strategic or commercial relationships between Amazon and Zappos, including a meeting in Las Vegas, Nevada on August 18, 2005 with Jeff Bezos, Amazon’s Chief Executive Officer, Jeff Blackburn, Amazon’s Vice President of Business Development at that time, Russ Grandinetti, Amazon’s Vice President of Apparel and Sporting Goods at that time, Mr. Hsieh, Mr. Lin, who was also Managing Member of Venture Frogs, LLC at that time, and Michael Moritz, a Zappos Board member and a General Partner of Sequoia Capital, Zappos’ largest outside shareholder. However, these discussions did not lead to negotiations or a definitive agreement.

On March 3, 2008, Peter Krawiec, Amazon’s Vice President of Corporate Development, was introduced to Mr. Lin, who had since become Zappos’ Chairman, Chief Operating Officer and Chief Financial Officer, at a dinner function in Scottsdale, Arizona and they briefly discussed whether Zappos would consider a business combination or strategic partnership with Amazon.

On December 1, 2008, Mr. Blackburn, who had since become Amazon’s Senior Vice President of Business and Corporate Development, and Mr. Krawiec met Mr. Lin in Las Vegas, Nevada, to discuss opportunities for the companies to work together, and the parties agreed to continue their discussion in the first quarter of 2009.

On February 3, 2009, representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”), met with Mr. Blackburn and Mr. Krawiec to discuss the environment for mergers and acquisitions among technology companies and Amazon’s strategic priorities. Among other topics, Amazon indicated its interest in evaluating a possible business combination or strategic relationship with Zappos, as Amazon was contemplating various initiatives in the footwear and apparel categories.

During the month of February 2009, representatives of Morgan Stanley held a number of meetings and conference calls jointly and individually with Mr. Lin and Mr. Moritz to discuss various benefits of a possible business combination or strategic relationship with Zappos and Amazon.

On February 23, 2009, Mr. Moritz called Mr. Blackburn and Mr. Krawiec to discuss a potential business combination of Amazon and Zappos and Mr. Moritz’s history of working with the Zappos management team.

In early March 2009, representatives of Morgan Stanley and Mr. Lin had several meetings to discuss Zappos’ business performance, financial and operating metrics and growth trends, the current economic environment in the capital markets and the technology mergers and acquisitions market and a variety of strategic alternatives.

On March 19, 2009, Amazon and Zappos executed a non-disclosure agreement to facilitate Amazon’s due diligence review in connection with a possible business combination with Amazon and Zappos, and the parties began to exchange non-public information on a confidential basis.

On March 31, 2009, Mr. Lin and representatives of Morgan Stanley held a conference call to discuss some of Zappos’ longer term strategic goals.

In early April 2009, Amazon had a number of conference calls with representatives of Zappos and Morgan Stanley to conduct a financial review of Zappos.

On April 3, 2009, representatives of Morgan Stanley, Mr. Hsieh, Mr. Lin and Mr. Moritz had a call to discuss Zappos’ recent financial performance and eCommerce trends.

On April 8, 2009, Zappos formally engaged Morgan Stanley as financial advisor in connection with a possible business combination or strategic relationship.

On April 14, 2009, a representative from Lazard Freres & Co. (“Lazard”) met with Mr. Blackburn and Mr. Krawiec at Amazon’s headquarters in Seattle, Washington, to discuss, among other things, a possible business combination or strategic relationship involving Zappos.

On April 15, 2009, Mr. Blackburn and Mr. Krawiec, along with Dan Jedda, Amazon’s Director of Business Development Finance, met with Mr. Lin and representatives of Morgan Stanley in Menlo Park, California, to discuss a possible business combination of Amazon and Zappos. In addition, Mr. Lin and representatives of Morgan Stanley presented a review of certain long term financial projections of Zappos and its strategic vision.

On April 16, 2009, the Zappos Board met in Menlo Park, California and discussed, among other things, a possible business combination with Amazon and Zappos.

On April 22, 2009, representatives of Morgan Stanley, Mr. Hsieh and Mr. Lin had a conference call to discuss the merits of a possible business combination and possible next steps to continue discussions with Amazon.

On April 30, 2009, Mr. Bezos, Jeff Wilke, Amazon’s Senior Vice President of North American Retail, Tom Szkutak, Amazon’s Senior Vice President and Chief Financial Officer, and Mr. Krawiec met with Mr. Hsieh, Fred Mossler, a merchandizing executive of Zappos who has the formal title of “No Title”, and Mr. Lin at Amazon’s headquarters in Seattle, Washington. During the meeting, the parties discussed Zappos’ history, goals, vision and culture and a possible business combination.

During May 2009, representatives of Zappos and Morgan Stanley and representatives of Amazon and Lazard discussed the feasibility and possible terms of a business combination, including discussions, as explained in more detail below, regarding the form and amount of consideration. Zappos also provided additional diligence materials.

On May 4, 2009, Mr. Krawiec and Mr. Lin had a telephone call in which Mr. Krawiec proposed possible terms of an all-cash acquisition of Zappos by Amazon for $750 million, which would be reduced for net debt, and Mr. Lin inquired whether Amazon would consider an all-stock transaction.

On May 5, 2009, a representative from Morgan Stanley met with Mr. Moritz to provide an update on the capital markets and the market for initial public offerings, as well as an update on the discussions between Amazon and Zappos.

On May 13, 2009, Amazon engaged Lazard as a financial advisor in connection with a possible transaction with Zappos.

On May 22, 2009, Mr. Lin met with Morgan Stanley to discuss valuation perspectives regarding Amazon’s proposed transaction terms and other strategic alternatives and scenarios, including debt financing, private equity financing and an initial public offering.

Throughout this time period the Zappos Board considered other strategic alternatives, including debt financing, private equity financing and a current or future public offering. Given the depressed and volatile state of the private and public debt and equity markets at the time, the continued uncertainty regarding the capital markets environment, the potential implied valuations, other potential terms and conditions of a private or public financing and the uncertainty and risks surrounding any potential financing events, the Board concluded that the valuation, likely other transaction terms and conditions, possible synergies and higher degree of deal certainty were significantly more attractive with a possible business combination with Amazon than the other alternatives considered.

On May 22, 2009, a representative from Morgan Stanley called Mr. Krawiec and described a counter-proposal from Zappos involving an all-stock acquisition of Zappos for 0.23 shares of Amazon.com common stock for each share of Zappos stock. According to Morgan Stanley, this exchange ratio represented an implied equity value of approximately $915 million, prior to adjustment for net debt.

On May 27, 2009, Mr. Blackburn and Mr. Krawiec called Mr. Moritz and discussed the all-stock counter-proposal further.

On May 28, 2009, Amazon’s management made a presentation to the Amazon Board of Directors (the “Amazon Board”) relating to a possible business combination with Zappos and discussed preliminary terms and valuation ranges reflected by the Amazon proposal and Zappos counter-proposal described above; possible synergies, such as creating additional value for both companies’ customers by coordinating activities or leveraging skills in areas such as technology and fulfillment; and other benefits, including Zappos’ strong presence in strategically important segments, its strong brand and loyal customer base and its customer-obsessed culture.

On June 1, 2009, Mr. Lin met with Mr. Krawiec in Las Vegas, Nevada, to discuss terms relating to a possible business combination in which the consideration would be Amazon common stock. Mr. Krawiec delivered a letter regarding exclusivity between the parties and also non-binding discussion points relating to a proposed merger (the “Exclusivity Letter”), which included a proposed all-stock acquisition for a total consideration of $830 million, which would be reduced for net debt as of March 31, 2009 of $52 million and for transaction costs, plus an additional $30 million in Zappos employee retention incentives from Amazon. Mr. Krawiec also delivered a letter from Mr. Bezos addressed to Mr. Hsieh, discussing Amazon’s interest in pursuing a merger with Zappos.

On June 2, 2009 the Zappos Board discussed Amazon’s June 1, 2009 proposal.

Between June 1 and June 8, 2009, Mr. Krawiec and Mr. Lin, along with representatives from Amazon, Zappos, Gibson, Dunn & Crutcher LLP, Amazon’s outside legal counsel (“Gibson Dunn”), Fenwick & West LLP, Zappos’ outside legal counsel (“Fenwick & West”), Morgan Stanley and Lazard negotiated the Exclusivity Letter and proposed terms of a merger. Amazon and Zappos signed the Exclusivity Letter on June 8 and June 9, 2009, respectively, which provided for an all-stock acquisition of Zappos for a purchase price of $838 million, which would be reduced for net debt as of March 31, 2009 of $52 million and for transaction costs and be increased by up to $35 million in exercise proceeds from certain Zappos stock purchase rights, plus an additional $40 million in Zappos employee retention incentives from Amazon.

From mid-June through July 2009, representatives of Amazon, Lazard, Gibson Dunn and PricewaterhouseCoopers LLP, Amazon’s tax advisors, conducted business, operational, financial, legal, accounting and tax due diligence of Zappos and held numerous discussions with representative of Zappos, Morgan Stanley, Fenwick & West and PricewaterhouseCoopers LLP, Zappos’ auditors and tax advisors. During this time period, representatives of Amazon, Zappos, Gibson Dunn and Fenwick & West also exchanged drafts of and discussed proposed terms of the Merger Agreement, voting agreement and ancillary documents.

On June 17, 2009, representatives of Amazon, Lazard and Morgan Stanley attended management presentations by representatives of Zappos at the offices of Zappos in Henderson, Nevada which included a summary of Zappos’ business strategy, historical and projected financial performance, technology, customer service, fulfillment operations, customer acquisition methods, marketing, merchandising, buying, culture, recruiting, human resource function, and future plans, as well as follow-up questions relating to Amazon’s due diligence process.

On June 24, 2009 and June 25, 2009, representatives of Amazon, Zappos and Morgan Stanley attended fulfillment center operations and fulfillment technology due diligence meetings in Shepherdsville, Kentucky.

On June 29 and 30, 2009, representatives of Amazon, Zappos, Gibson Dunn, Fenwick & West, Lazard and Morgan Stanley met in San Francisco, California to further discuss the proposed terms of the Merger Agreement.

On June 30, July 1 and July 2, 2009, representatives of Amazon, Lazard and Morgan Stanley attended management presentations by Zappos on the topics presented on June 17 and Zappos management answered follow-up questions relating to the June 17, 24 and 25 management presentations and Amazon’s due diligence process.

On July 10, 2009, Mr. Bezos, Mr. Krawiec, Mr. Hsieh, Mr. Lin, and Mr. Mossler met in Las Vegas, Nevada, to discuss the proposed Merger and future opportunities for Zappos following the Merger, as well as ideas, messaging and plans for communications to customers, employees, partners and investors.

On July 17, 2009, the Amazon Board discussed, among other things, the merits of the Merger, the results of due diligence performed on Zappos, the advice from its legal and financial advisors and the terms of the Merger Agreement, and unanimously adopted resolutions approving and declaring advisable the Merger, the Merger Agreement and the transactions contemplated thereby.

On July 20, 2009, the Zappos Board discussed, among other things, the merits of the Merger, reviewed a draft of Morgan Stanley’s preliminary financial analysis of the transaction and discussed the analysis with representatives of Morgan Stanley. At the meeting, Morgan Stanley informed the Zappos Board that, subject to completion of due diligence by Zappos and absent any material changes to the terms of the transaction, Morgan Stanley expected to be able to deliver its opinion upon the request of the Zappos Board that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth in a written opinion letter, the consideration to be received by the holders of shares of Zappos stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, taken as a whole, and Morgan Stanley reviewed with the Zappos Board its current draft of the opinion letter. The Zappos Board then unanimously adopted resolutions approving and declaring advisable the Merger, the Merger Agreement and the transactions contemplated thereby and recommending to the shareholders of Zappos that they consent to the Merger Agreement and the Merger, subject to the due diligence conference call on July 22, 2009 with representatives from Amazon to review Amazon’s second quarter financial results and third quarter 2009 financial prospects and to the delivery of Morgan Stanley’s opinion upon the request of Mr. Lin, in his capacity as Chairman of the Zappos Board.

On the morning of July 22, 2009, Mr. Szkutak, Mr. Krawiec and Michael Deal, Amazon’s Vice President and Associate General Counsel, previewed for Mr. Lin and representatives from Fenwick & West, Morgan Stanley and Lazard the second quarter 2009 financial results and third quarter 2009 financial prospects of Amazon, which Amazon publicly disclosed in connection with its second quarter earnings announcement on July 23, 2009. Later that morning, Mr. Hsieh, Mr. Lin and representatives of Morgan Stanley and Fenwick & West discussed the findings of the call they had held with Mr. Szkutak, Mr. Krawiec and Mr. Deal.

Also on July 22, 2009, at the request of Mr. Lin, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of its written opinion to the Zappos Board as of the same date, to the effect that, as of the date thereof, based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of Zappos stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, taken as a whole.

On the afternoon of July 22, 2009, all of the parties executed the Merger Agreement. Simultaneously with the execution of the Merger Agreement, Anthony Hsieh, Alfred Lin and investment funds controlled by Mr. Hsieh and Mr. Lin, Mr. Mossler, Ann Mather (a Zappos director), Michael Marks (a Zappos director) and an investment fund with which Mr. Marks is affiliated, the Sequoia Capital funds, Morgan Stanley Principal Investments, Inc., and Nicholas Swinmurn (Zappos’ founder) and two of Mr. Swinmurn’s immediate family members entered into the Voting Agreement with Amazon, obligating them, among other things, to execute and return consents approving the Merger and adopting and approving the Merger Agreement and the transactions contemplated thereby.

On the afternoon of July 22, 2009, Amazon announced the execution of the Merger Agreement and the terms of the Merger.

Amazon’s Reasons for the Merger

The Merger is expected to enable Amazon to expand and strengthen its presence in softline retail categories, such as shoes and apparel, that are strategically important to Amazon’s future business growth. In addition, the Merger will allow Amazon to better cater to consumers’ needs by providing diverse customer experiences and price points. In approving the proposed Merger, the Amazon Board considered, among other things:

•	Zappos’ strong presence in strategically important segments;

•	Zappos’ strong brand and large and loyal customer base;

•	the possibility of creating additional value for customers of both companies by potentially coordinating activities or leveraging skills in areas such as technology and fulfillment; and

•	Zappos’ management team’s prior record for success and customer-obsessed culture, and indications from the management team of their willingness to remain with Zappos following the Merger.

Zappos’ Reasons for the Merger; Recommendation of the Zappos Board

The Merger is expected to enable Zappos to leverage Amazon’s resources, technology, infrastructure and scale to further expand and strengthen Zappos’ presence in softline retail categories, such as clothing, shoes, handbags and accessories, which is expected to further accelerate the growth of the Zappos business, brand and culture. In addition, the Merger will allow Zappos to better cater to consumer needs by leveraging various technology and fulfillment infrastructure benefits that Amazon already provides to its customers. In approving the proposed Merger, the Zappos Board considered, among other things:

•	Amazon’s strong brand and large customer base;

•	Amazon’s and Zappos’ similar long-term focus and customer-obsessed culture;

•	the possibility of creating additional value for customers of both companies by potentially coordinating activities or leveraging skills in areas such as technology and fulfillment;

•	Amazon’s management team’s prior record for success in their primary businesses as well as business combinations;

•

Morgan Stanley’s written opinion dated as of July 22, 2009, to the effect that, as of such date, based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the consideration to be received by the holders of shares of Zappos stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, taken as a whole;

•	Zappos’ strategic alternatives compared to the terms and conditions of the Merger Agreement, including the following related factors:

•

the alternatives available to Zappos if it were not to engage in the business combination with Amazon, including independent pursuit of Zappos’ business strategy, which involves meaningful risks and uncertainties; none of the alternatives available to Zappos, in the view of the Zappos Board, were as or more favorable to Zappos and its shareholders than the business combination with Amazon;

•	the expectation that the Merger will be a tax-free reorganization for United States federal income tax purposes;

•

the determination that an exchange ratio that is not based on future fluctuations in stock price and not subject to adjustment is appropriate to reflect the strategic nature of the proposed combination and that a fixed exchange ratio fairly captures the respective ownership interests of Zappos shareholders and avoids fluctuations caused by near-term market volatility;

•

the fact that the shares of Amazon common stock issued to Zappos shareholders will be registered on Form S-4 and will be freely tradeable for Zappos shareholders, except for Mr. Hsieh, Mr. Lin, and Mr. Mossler;

•	the limited number and nature of the conditions to Amazon’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions;

•

the likelihood that the Merger will be consummated on a timely basis, including the likelihood that the Merger will receive all necessary regulatory approvals, along with the risks that the Merger will not receive regulatory approval, not be consummated in a timely manner or consummated at all; and

•	other potential uncertainties, risks, and potentially negative factors concerning the Merger.

After careful and due consideration, the Zappos Board unanimously concluded that overall, the risks, uncertainties, restrictions and potential negative factors associated with the Merger were outweighed by the potential benefits of the Merger, and that many of the risks could be managed and mitigated prior to the Merger.

Opinion of Zappos’ Financial Advisor

Zappos retained Morgan Stanley to provide financial advisory services and a financial opinion to the Zappos Board in connection with a potential sale of Zappos. The Zappos Board selected Morgan Stanley to act as its exclusive financial advisor based on Morgan Stanley’s qualifications, expertise, reputation and knowledge of Zappos’ business and affairs. At the meeting of the Zappos Board on July 20, 2009, Morgan Stanley reviewed a draft of its preliminary financial analysis of the transaction and discussed the analysis with the Zappos Board. At the meeting, Morgan Stanley informed the Zappos Board that, subject to completion of due diligence by Zappos and absent any material changes to the terms of the transaction, Morgan Stanley expected to be able to deliver its opinion upon the request of the Zappos Board that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations set forth in a written opinion letter, the consideration to be received by the holders of shares of Zappos stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, taken as a whole. On July 22, 2009, at the request of Mr. Lin, in his capacity as Chairman of the Zappos Board, Morgan Stanley delivered such opinion orally, and the opinion was subsequently confirmed by delivery of its written opinion to the Zappos Board as of July 22, 2009.

The full text of Morgan Stanley’s written opinion, dated July 22, 2009, is attached as Appendix C to this consent solicitation/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Zappos Board and addresses only the fairness from a financial point of view of the consideration to be received by holders of Zappos stock, taken as a whole, pursuant to the Merger Agreement as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the Merger and does not constitute a recommendation to any shareholder of Zappos as to how such shareholder should vote or act on any matter with respect to the Merger. In addition, the opinion does not in any matter address the prices at which Amazon common stock will trade following the announcement or consummation of the Merger. The summary of Morgan Stanley’s opinion set forth in this consent solicitation/prospectus is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain internal financial statements and other financial and operating data concerning Zappos;

•	reviewed certain financial projections for Zappos prepared by the management of Zappos;

•

reviewed certain publicly available financial statements and other business and financial information of Amazon, and certain publicly available financial projections for Amazon prepared by research analysts;

•

discussed the past and current operations and financial condition and the prospects of Zappos, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Zappos;

•	discussed the past and current operations and financial condition and the prospects of Amazon, with senior executives of Amazon;

•	reviewed the reported prices and trading activity for Amazon common stock;

•

compared the financial performance of Zappos and Amazon and the prices and trading activity of Amazon common stock with that of certain other publicly-traded companies comparable to Zappos and Amazon, respectively;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Zappos and Amazon and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Zappos and Amazon and formed a substantial basis for its opinion. With respect to Zappos’ financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best available estimates and judgments of the management of Zappos of the future financial performance of Zappos. Morgan Stanley relied upon, without independent verification, the assessment by the managements of Zappos and Amazon of: (i) the timing and risks associated with the integration of Zappos and Amazon; (ii) their ability to retain key employees of Zappos and Amazon, respectively and (iii) the validity of, and risks associated with, Zappos’ and Amazon’s existing and future technologies, intellectual property, products, services and business models. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Code. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Amazon and Zappos and their legal, tax, and regulatory advisors with respect to legal, tax, and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Zappos’ officers, directors or employees, or any class of such persons relative to the consideration to be received by the holders of shares of Zappos stock in the transaction. Morgan Stanley also expressed no opinion as to the fairness of the consideration to be received by shareholders in respect of any particular class or series of Zappos stock. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Zappos, nor was it furnished with any such appraisals. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of July 22, 2009. Events occurring after July 22, 2009 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated July 22, 2009. Some of these summaries include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.

Morgan Stanley noted that pursuant to the Merger, Amazon would issue to Zappos shareholders approximately 9.9 million shares of Amazon common stock on a fully converted basis or approximately 9.6 million shares on a fully diluted basis using the treasury stock method. Morgan Stanley noted that as of July 21, 2009, based upon Amazon’s closing stock price of $89.01 per share, the implied value of Zappos equity pursuant to the Merger Agreement was $853 million on a fully-diluted basis using the treasury stock method.

In preparing certain of its analyses, Morgan Stanley incorporated projections and sensitivity analysis with respect to the projected future financial performance of Zappos including long term projections prepared by Zappos management. These long term projections are based on revenue growth as well as operational and cash flow improvements associated with both existing and recently introduced product categories, achieving certain management revenue goals by 2014, and certain other financial assumptions relating to the operating and financial performance of Zappos. Morgan Stanley discussed with Zappos management certain sensitivity analysis developed by Zappos management based on the timing of achieving certain management revenue goals and certain other financial assumptions relating to the operational and financial performance of Zappos. The Zappos long term projections and sensitivity analysis are herein referred to as “Zappos projections”. Morgan Stanley noted that the range of future financial performance described in this paragraph is based on a range of potential Zappos business, financial and operational outcomes, along with numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic, competitive and industry specific conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

Zappos Discounted Initial Public Offering Analysis

Morgan Stanley performed an analysis of the present value of Zappos’ future value to Zappos’ existing shareholders based on a discounted initial public offering analysis. The discounted initial public offering analysis attempts to provide an implied value for the future fully distributed value of a company’s equity to existing shareholders as a function of the company’s future earnings before interest, taxes, depreciation and amortization (hereinafter referred to as EBITDA) and an assumed aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to EBITDA multiple. The resulting implied future value is subsequently discounted and adjusted for 15% IPO dilution to arrive at an implied fully distributed value of the equity owned by existing shareholders, as discounted to account for the present value to existing shareholders. Utilizing Zappos projections, Morgan Stanley estimated a fully distributed initial public offering valuation for Zappos based on:

•	EBITDA estimates for the calendar year 2011;

•	illustrative forward multiples of EBITDA ranging from 13x to 19x;

•	fully distributed implied P/E multiples ranging from 31.2x – 45.1x; and

•	illustrative discount rates, ranging from 15% to 20%.

Based on these assumptions, Morgan Stanley calculated the present value of Zappos’ future equity value to Zappos’ existing shareholders in the range of $650 million to $905 million.

Zappos Comparable Company Analysis

Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley compared certain financial information of Zappos with publicly available consensus estimates for companies that shared similar business characteristics of Zappos. The companies used in this comparison included the following eCommerce companies:

•	Amazon.com, Inc.

•	Blue Nile Inc.

•	Digital River Inc.

•	GSI Commerce Inc.

•	Netflix, Inc.

•	OpenTable, Inc.

•	Overstock.com Inc.

•	VistaPrint Ltd.

For purposes of this analysis, Morgan Stanley analyzed financial metrics and statistics for each of these companies including the following statistics for comparison purposes:

•	the ratios of aggregate value to estimated EBITDA for calendar years 2009 and 2010 (in each case, based on publicly available consensus estimates); and

•	the ratios of price to estimated earnings for calendar years 2009 and 2010 (in each case, based on publicly available consensus estimates).

For purposes of estimated calendar years 2009 and 2010 EBITDA and net income for comparable companies, Morgan Stanley utilized consensus estimates available as of July 21, 2009. Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies and applied these ranges of multiples to the relevant Zappos financial statistic.

	Comparable Company Multiple Range	Zappos Multiple Range	Implied Value Range of Zappos Equity
(in millions)
Aggregate Value / 2009 Estimated EBITDA	11x – 81x	15x – 22x	$655 – $990
Aggregate Value / 2010 Estimated EBITDA	10x – 42x	12x – 18x	$500 – $1,085
Equity Value / 2009 Estimated Net Income	24x – 57x	30x – 40x	$245 – $330
Equity Value / 2010 Estimated Net Income	22x – 46x	25x – 35x	$460 – $790

No company utilized in the comparable company analysis is identical to Zappos. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Zappos’ control, such as the impact of competition on Zappos’ businesses and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Zappos or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premiums of selected transactions that share some characteristics with the Merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for Internet sector transactions since January 1, 2008 where the equity value of the target was greater than $250 million. The following is a list of these transactions:

Selected Precedent Transactions (Target/Acquiror)

Gmarket Inc. / eBay Inc.

Bill Me Later, Inc. / eBay Inc.

Greenfied Online Inc. / Microsoft Corporation

Bebo, Inc. / Time Warner Inc.

CNET Networks, Inc. / CBS Corporation

Audible, Inc. / Amazon.com, Inc.

For each transaction noted above, Morgan Stanley noted the following financial statistics where available: (1) the equity value of the transaction; (2) the aggregate value of the transaction; (3) the form of consideration paid; (4) aggregate value to the last twelve months (LTM) EBITDA; (5) aggregate value to the next twelve months (NTM) estimated EBITDA; and (6) the ratio of price of the acquired company’s stock to NTM estimated earnings per share. For purposes of estimated NTM EBITDA and earnings per share, Morgan Stanley utilized publicly available estimates.

Based on the analysis of the relevant metrics for each transaction noted above, Morgan Stanley selected representative ranges of implied financial multiples of the transactions and applied these ranges of multiples to the relevant Zappos financial statistic. Based on this analysis, Morgan Stanley applied aggregate value to LTM EBITDA ratios of 15x to 30x, which implied a Zappos equity value range of $530 million to $1,120 million; aggregate value to NTM estimated EBITDA ratios of 16x to 21x, which implied a Zappos equity value range of $700 million to $1,025 million; and price to NTM estimated earnings per share ratios of 25x to 75x, which implied a Zappos equity value range of $270 million to $885 million.

No company or transaction utilized in the precedent transactions analysis is identical to Zappos or the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond Zappos’ control, such as the impact of competition on Zappos’ business or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Zappos or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Zappos Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values for Zappos based on a discounted cash flow analysis using Zappos projections. In arriving at the implied equity value of Zappos, Morgan Stanley calculated a terminal value as of July 1, 2019 by applying a range of perpetual growth rates ranging from 3% to 4% and a range of discount rates ranging from 12.5% to 17.5%. The unlevered free cash flows and the implied terminal value were then discounted to present values using a range of discount rates of 12.5% to 17.5%. Based on the aforementioned projections and sensitivity analysis, the discounted cash flow analysis of Zappos yielded an implied Zappos equity value range of $1,555 million to $2,785 million based on the Zappos long term projections, with the lower end point of the range reaching down to $430 million based on the sensitivity analysis. Morgan Stanley observed that the discounted cash flow analysis was highly variable with respect to the achievement and timing of revenue growth as well as operational and cash flow improvements associated with both existing and recently introduced product categories through 2014 and thereafter.

Implied Transaction Value to Zappos Shareholders Based on Amazon Wall Street Equity Research Analyst Price Targets

Morgan Stanley reviewed and analyzed future public market trading range price targets for Amazon common stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading range of Amazon common stock and are not discounted to reflect present values. The range of undiscounted analyst price targets for Amazon common stock was $60.00 to $105.00 per share and Morgan Stanley noted that the median undiscounted analyst price target was $90.00. This price target range yielded an implied valuation range of Amazon common stock shares issued to Zappos of $575 million to $1,005 million, assuming the issuance of 9.6 million Amazon shares (on a fully diluted basis using the treasury stock method) pursuant to the Merger. Morgan Stanley also noted that Amazon’s closing stock price on July 21, 2009 of $89.01 and the forty-five trading day average closing price as of July 17, 2009 of $81.09 at which the exchange ratios were determined as per the Merger Agreement, were both below the median of analyst price targets.

Amazon Historical Share Price and NTM Multiple Analysis

To provide background information and perspective to the trading price of Amazon common stock, Morgan Stanley reviewed Amazon’s stock price performance relative to an eCommerce index, an Internet Bellwether Index and the Nasdaq over various periods of time. The following companies comprised the eCommerce index: Blue Nile Inc., Digital River Inc., GSI Commerce Inc., Netflix, Inc., Overstock.com Inc. and VistaPrint Ltd. The following companies comprised the Internet Bellwether index: eBay Inc., Google Inc. and Yahoo! Inc.

The following table summarizes Morgan Stanley’s analysis of relative stock price performance, based on closing spot prices:

% Price Change	Amazon	eCommerce	Internet Bellwethers	NASDAQ
Last 30 Days	12.5%	10.5%	15.1%	8.5%
Last 90 Days	12.4%	7.9%	28.1%	16.4%
Last 180 Days	78.2%	115.0%	62.2%	30.8%
Last 12 Months	30.0%	23.0%	(21.3)%	(15.9)%
Last 2 Years	24.3%	(10.0)%	(42.0)%	(28.7)%
Last 3 Years	168.2%	41.7%	(22.7)%	(5.2)%

To provide background information and perspective with respect to the trading prices of Amazon common stock, Morgan Stanley reviewed recent trading multiples and prices of Amazon common stock compared to the NTM earnings per share multiples and aggregate value to NTM EBITDA multiples for Amazon common stock observed over the preceding four year period, as well as implied stock prices using these multiples based on current NTM financial metrics for Amazon. The historical multiples represent the actual multiples derived using the daily closing price of Amazon common stock over the four year period as a multiple of each financial metric, as reflected in the most recent consensus estimates published prior to such closing price date. Morgan Stanley used publicly available information and Amazon consensus research analyst estimates to analyze the corresponding NTM and trading statistics.

Morgan Stanley observed that over the reference period Amazon common stock traded at NTM P/E multiples ranging from 21.9x to 94.4x, and at NTM EBITDA multiples ranging from 8.2x to 32.5x. Morgan Stanley then noted that Amazon’s closing price on July 21, 2009 of $89.01 represented an NTM P/E multiple of 52.1x and NTM EBITDA multiple of 22.9x P/E. Morgan Stanley also noted that the forty-five trading day average closing price as of July 17, 2009 of $81.09, at which the exchange ratios were determined as per the Merger Agreement, represented an NTM P/E multiple of 47.5x and an NTM EBITDA multiple of 20.7x.

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them as a whole, would create an incomplete view of the process underlying Morgan Stanley’s analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of Zappos or Amazon or their respective stock.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, and economic conditions and other matters, many of which are beyond the control of Morgan Stanley, Zappos or Amazon. Any estimates contained in the analyses of Morgan Stanley are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the merger consideration pursuant to the Merger Agreement from a financial point of view to holders of Zappos shares, taken as a whole, and in connection with the delivery of its opinion to the Zappos Board. These analyses do not purport to be appraisals. The merger consideration was determined through arm’s-length negotiations between Zappos and Amazon and was approved by the Zappos Board. Morgan Stanley provided advice to Zappos during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to Zappos or that any specific merger consideration constituted the only appropriate merger consideration for the Merger.

The opinion of Morgan Stanley was one of the many factors taken into consideration by the Zappos Board in making its determination to approve the proposed transaction. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Zappos Board with respect to the merger consideration or of whether the Zappos Board would have been willing to agree to a different merger consideration. The foregoing summary does not purport to be a complete description of all of the analyses performed by Morgan Stanley. Morgan Stanley has consented to the use in this consent solicitation/prospectus of its written opinion letter dated July 22, 2009.

The Zappos Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the debt and equity securities of Amazon and its affiliates for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

Under the terms of its engagement letter, Morgan Stanley provided Zappos financial advisory services and a financial opinion in connection with the Merger, and Zappos has agreed to pay Morgan Stanley a fee for its services of $8.4 million in the aggregate, $1.5 million of which was contingent upon the delivery of such financial opinion letter (described above), and $6.9 million of which is contingent upon the consummation of the Merger. Zappos has also agreed to reimburse Morgan Stanley for its fees and expenses, including attorney’s fees, incurred in connection with its services. In addition, Zappos has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley and any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of or in connection with Morgan Stanley’s engagement. Furthermore, affiliates of Morgan Stanley own approximately 1.6% of the outstanding common stock of Zappos on an as-if converted basis.

Regulatory Clearances and Approvals

The Merger is subject to review by the FTC and the DOJ under the HSR Act. Under the HSR Act, Amazon, Zappos and Mr. Hsieh are required to make pre-merger notification filings and Amazon and Zappos must await the expiration of statutory waiting periods prior to completing the Merger. The completion of the Merger is conditioned upon the expiration or termination of the HSR Act waiting period and receipt of all required antitrust clearances, consents and approvals. The applicable waiting period expired on August 31, 2009, and Amazon and Zappos have obtained all governmental or regulatory approvals required to complete the Merger.

Notwithstanding expiration of the statutory waiting period and clearance of the Merger, and even after completion of the Merger, the FTC, the DOJ, a state attorney general, or an antitrust enforcement authority in another country could challenge or seek to block the Merger under the antitrust laws, as it deems necessary or desirable in the public interest. Moreover, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Merger, before or after it is completed. Private parties or individual states may also bring legal actions under the antitrust laws. Amazon and Zappos do not believe that the completion of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if this challenge is made, what the result will be. See the sections of this consent solicitation/prospectus entitled “Summary of the Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 59 for certain conditions to the Merger.

Accounting Treatment

Amazon will account for the Merger as a purchase of the business, which requires the assets and liabilities of Zappos to be measured and recorded at their fair value. The results of operations of Zappos will be included in Amazon’s Consolidated Statement of Operations from and after the effective time that control of Zappos transfers to Amazon, which will occur on the date of the Merger. The purchase method of accounting is based on Financial Accounting Standard No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”).

Federal Securities Laws Consequences

The shares of Amazon common stock to be issued in the Merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for Amazon common stock issued to any person who is deemed to be an affiliate of Amazon. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Amazon and includes Amazon’s respective executive officers and directors, as well as principal shareholders. Affiliates may not sell their Amazon common stock acquired in the Merger, except pursuant to an effective registration statement under the Securities Act covering the resale of those shares; or any other applicable exemption under the Securities Act.

Management Following the Merger

Neither the Amazon Board nor the executive officers of Amazon will change with the consummation of the Merger. Information about Amazon’s directors and executive officers, including biographical information, executive compensation and relationships and related transactions between management and Amazon, can be found in Amazon’s proxy statement for the 2009 annual meeting of shareholders and annual report on Form 10-K for the fiscal year ended December 31, 2008, both of which are filed with the SEC and incorporated by reference herein. For more details about how you can obtain copies of Amazon’s proxy statement and Form 10-K, see “Where You Can Find More Information” on page 87.

Interests of Certain Persons in the Merger

Members of the Zappos Board and executive officers of Zappos may have interests in the Merger that are different from, or are in addition to, the interests of Zappos shareholders generally. The Zappos Board was aware of these interests and considered them, among other matters, in adopting and approving the Merger Agreement and in determining to recommend to Zappos shareholders to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby.

Executive Officer Employment Arrangements

On July 22, 2009, Amazon delivered Retention Agreements to Mr. Lin, Mr. Mossler and certain employees of Zappos (the “Retention Agreements”), which state that, subject to the approval of the Amazon Board, each will receive Amazon Restricted Stock Units (“RSUs”). The existing employment arrangements of Mr. Hsieh, Mr. Lin and Mr. Mossler have otherwise been maintained. These Retention Agreements will become effective as of the consummation of the Merger.

Mr. Hsieh’s employment arrangements will continue after consummation of the Merger. Mr. Hsieh will serve as Chief Executive Officer of the Zappos subsidiary of Amazon. Mr. Hsieh will receive an annual base salary of $36,000. Mr. Hsieh will be entitled to continued coverage under Zappos’ Group Medical, Dental, Life Insurance and 401(k) plans.

Mr. Lin’s employment arrangements will continue after consummation of the Merger. Mr. Lin will serve as Chief Operating Officer and Chief Financial Officer of the Zappos subsidiary of Amazon. Mr. Lin will receive an annual base salary of $160,000. Under Mr. Lin’s Retention Agreement, subject to consummation of the Merger and commencement of his employment with Amazon, Mr. Lin will receive a one-time grant of 44,394 Amazon RSUs, which, upon vesting, convert automatically on a one-for-one basis into shares of Amazon common stock. Mr. Lin’s grant of Amazon RSUs will be made under Amazon’s 1997 Stock Incentive Plan and will be subject to the standard terms and conditions of Amazon RSUs, and, subject to Mr. Lin’s continued employment with Amazon, will vest as follows: 20% in the months he reaches his first and second anniversaries of commencing employment with Amazon, and 30% in the months he reaches his third and fourth anniversaries of commencing employment with Amazon. Mr. Lin will be entitled to continued coverage under Zappos’ Group Medical, Dental, Life Insurance and 401(k) plans.

Mr. Mossler’s employment arrangements will continue after consummation of the Merger. Mr. Mossler will receive an annual base salary of $185,000. Under Mr. Mossler’s Retention Agreement, subject to consummation of the Merger and commencement of his employment with Amazon, Mr. Mossler will receive a one-time grant of 36,995 RSUs, which, upon vesting, convert automatically on a one-for-one basis into shares of Amazon common stock. Mr. Mossler’s grant of Amazon RSUs will be made under Amazon’s 1997 Stock Incentive Plan and will be subject to the standard terms and conditions of Amazon RSUs, and, subject to Mr. Mossler’s continued employment with Amazon, will vest as follows: 20% in the months he reaches his first and second anniversaries of commencing employment with Amazon, and 30% in the months he reaches his third and fourth anniversaries of commencing employment with Amazon. Mr. Mossler will be entitled to continued coverage under Zappos’ Group Medical, Dental, Life Insurance and 401(k) plans.

Non-Competition and Non-Solicitation Agreements

Mr. Hsieh, Mr. Lin and Mr. Mossler have each entered into non-competition and non-solicitation agreements with Amazon in connection with the execution of the Merger Agreement, that become effective upon the consummation of the Merger. The non-competition and non-solicitation agreements restrict each such person for three years from the closing of the Merger from competing with the business of Zappos and from employing or soliciting any director, officer, employee, consultant or third-party contractor of Zappos to cease his or her relationship with Zappos or soliciting any customer, distributor, partner, joint venturer or supplier of Zappos from continuing to do business with Zappos. These persons have not received any additional consideration in connection with the non-competition and non-solicitation agreements. It is a condition to the obligations of Amazon to consummate the Merger that these arrangements have not been challenged as unenforceable or rescinded by any of these persons.

Accelerated Vesting of Options

Ann Mather, a director of Zappos, holds a stock option to purchase upon exercise 150,000 shares of Zappos common stock at a per share exercise price of $6.00. The stock options vest in equal installments over 48 months and, as of August 31, 2009, 37,500 shares were unvested. Immediately prior to the completion of the Merger, assuming continued service by Ms. Mather to Zappos until that time, all then unvested shares shall become immediately vested and exercisable.

The value of the options that will vest and become exercisable immediately prior to consummation of the Merger will depend on the day on which the closing occurs, the final exchange ratio for Zappos common stock and the market price of Amazon common stock. Assuming an exchange ratio of 0.1694 shares of Amazon common stock for each share of Zappos common stock, the 37,500 Zappos shares that could be purchased under the portion of Ms. Mather’s option that would be accelerated and vested as of August 31, 2009 would be equivalent to options to purchase 6,352 shares of Amazon common stock at a per share exercise price of approximately $35.42. As a result, assuming Amazon common stock trades at $81.09 per share, which was the average closing price for the forty-five trading days ending July 17, 2009, the “spread” (that is, the value measured as the aggregate difference between the exercise price and the value of the shares that are subject to the option), of Ms. Mather’s option for which vesting would be accelerated in connection with the Merger is approximately $290,096.

Indemnification; Directors’ and Officers’ Insurance

Following the consummation of the Merger, the surviving entity in the Merger will indemnify each director or officer of Zappos for any and all actions taken by those individuals prior to the effective time of the Merger to the fullest extent and in the same manner as Zappos provided indemnification to those directors and officers pursuant to Zappos’ Articles of Incorporation and director and officer indemnity agreements in effect at the effective time of the Merger. In addition, if any indemnified person becomes a defendant in any actual action, Amazon has agreed to advance to that individual his or her legal and other expenses consistent with the terms and conditions for that advancement under Zappos’ indemnification provisions. Under the terms of the Merger Agreement, Zappos may obtain directors, and officers, insurance prior to the closing of the Merger, for liabilities that arise after the closing of the Merger, covering the persons currently covered under Zappos’ directors, and officers, insurance, and the cost of such insurance will be treated as an expense of Zappos in connection with the transaction and therefore deducted from the consideration for your shares.

SUMMARY OF THE MERGER AGREEMENT

Below is a summary of the Merger Agreement, which is attached to this consent solicitation/prospectus as Appendix A and is incorporated by reference into this document. You should read the Merger Agreement in addition to this Summary.

Cautionary Statement Concerning Representations and Warranties Contained in the Merger Agreement

The Merger Agreement, this summary of its terms and disclosures about and regarding other agreements included or incorporated by reference in this consent solicitation/prospectus are included to provide investors and shareholders with information regarding the terms of the Merger Agreement and such other agreements, and are not intended to modify any other factual disclosures about Amazon, Zappos or the other parties to the agreements made in filings with the SEC. The Merger Agreement contains representations and warranties made by each of the parties and other agreements likewise may contain representations and warranties made by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement, and not for the purpose of providing information to be relied upon by shareholders of Amazon or Zappos. Accordingly, in reviewing the representations and warranties in the Merger Agreement or such other agreements and the descriptions of them included or incorporated by reference in this consent solicitation/prospectus, it is important to bear in mind that the representations and warranties should not be treated as categorical statements of fact, but rather as a way of allocating risk between the parties; have in some cases been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; may apply standards of materiality in a way that is different from what may be material to investors; were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and will not be revised notwithstanding more recent developments; and may not describe the actual state of affairs as of the date they were made or at any other time. Information about Amazon can be found elsewhere in this consent solicitation/prospectus and in other public filings Amazon makes with the SEC. Information about Zappos can also be found elsewhere in this consent solicitation/prospectus.

General

The Boards of Directors of both Amazon and Zappos have unanimously adopted and approved the Merger Agreement, which provides for the acquisition by Amazon of Zappos through the Merger. The Merger will result in Zeta Acquisition, a California corporation and wholly-owned subsidiary of Amazon, merging with and into Zappos, so that Zappos, as the surviving entity, will become a wholly-owned subsidiary of Amazon. The Merger will become effective upon the filing of the agreement of merger and other appropriate documents with the California Secretary of State, as referenced in the Merger Agreement. In exchange for their shares of Zappos common stock, preferred stock, and/or options to purchase shares of Zappos common stock, the Zappos shareholders will receive shares of Amazon common stock and/or options to purchase shares of Amazon common stock. Former Zappos shareholders will not have any equity ownership interest in the surviving corporation.

Merger Consideration; Conversion of Shares in the Merger

The Total Merger Consideration is equal to (a) $838,000,000, minus (b) $52,000,000 for Zappos’ net debt as of March 31, 2009, plus (c) the lesser of (1) $35,000,000 and (2) the aggregate exercise price of all Stock Purchase Rights, whether vested or unvested, outstanding and unexercised as of the closing of the Merger, plus the aggregate exercise price of all Stock Purchase Rights exercised between June 8, 2009 and the closing of the Merger, minus (d) the lesser of (1) $15,000,000 and (2) Zappos’ transaction expenses incurred in connection with the Merger. The total aggregate number of Amazon shares to be issued in connection with the Merger, including future issuance under vested and unvested Stock Purchase Rights assumed in the Merger, is the Total Merger Consideration divided by $81.09, which is the average of the closing prices of Amazon common stock for the forty-five trading days ending July 17, 2009.

Each share of Zappos common stock would convert into at least 0.1688 shares of Amazon common stock if (i) all outstanding Zappos Series A, Series B, Series C and Series D preferred stock and Zappos Series B warrants are converted to Zappos common stock before the Merger, (ii) the aggregate exercise price of all Zappos Stock Purchase Rights outstanding at the closing of the Merger or exercised between June 8, 2009 and the closing remains $30,000,000 (the approximate amount on July 22, 2009) and (iii) Zappos’ transaction expenses are $15,000,000 (the maximum amount). However, the final exchange ratio for Zappos common stock in the Merger is expected to be higher. For example, if, in the example above, the aggregate exercise price of all Zappos Stock Purchase Rights outstanding at the closing of the Merger or exercised between June 8, 2009 and the closing is $33,000,000, and the Zappos’ transaction expenses are $12,000,000, then each share of Zappos common stock will be converted into approximately 0.1694 shares of Amazon common stock and Amazon will issue approximately 9,952,000 shares of its common stock in the Merger.

At the effective time of the Merger, each issued and outstanding share of Zappos preferred stock (if not otherwise converted into Zappos common stock) will be converted into and become exchangeable for a number of shares of Amazon common stock as follows:

•

The number of shares of Amazon common stock to be issued as consideration for Zappos Series A preferred stock is calculated as the liquidation preference of Zappos Series A preferred stock ($0.10), divided by $81.09. Accordingly, each share of Zappos Series A preferred stock, if not converted prior to the Merger, will be converted as a result of the Merger into 0.0012 shares of Amazon common stock for each share of Zappos Series A preferred stock.

•

The number of shares of Amazon common stock to be issued as consideration for Zappos Series B preferred stock is calculated as the liquidation preference of Zappos Series B preferred stock ($0.1949), divided by $81.09. Accordingly, each share of Zappos Series B preferred stock, if not converted prior to the Merger, will be converted as a result of the Merger into 0.0024 shares of Amazon common stock for each share of Zappos Series B preferred stock.

•

The number of shares of Amazon common stock to be issued as consideration for Zappos Series C preferred stock is calculated as the liquidation preference of Zappos Series C preferred stock ($0.45273), divided by $81.09. Accordingly, each share of Zappos Series C preferred stock, if not converted prior to the Merger, will be converted as a result of the Merger into 0.0056 shares of Amazon common stock for each share of Zappos Series C preferred stock.

•

The number of shares of Amazon common stock to be issued as consideration for Zappos Series D preferred stock is calculated as the liquidation preference of Zappos Series D preferred stock ($0.7910), divided by $81.09. Accordingly, each share of Zappos Series D preferred stock, if not converted prior to the Merger, will be converted as a result of the Merger into 0.0098 shares of Amazon common stock for each share of Zappos Series D preferred stock.

•

The number of shares of Amazon common stock to be issued as consideration for Zappos Series E preferred stock is calculated as the liquidation preference of Zappos Series E preferred stock ($24.64) minus the Series E per share transaction expenses, divided by $81.09. Assuming, for illustration purposes, the exercise price of all Zappos Stock Purchase Rights outstanding at, or exercised in connection with, the closing of the Merger is $33,000,000, Zappos transaction expenses are $12,000,000, that no shares of Zappos Series E preferred stock convert into Zappos common stock, and that each holder of Series E preferred stock consents to the Merger, each share of Zappos Series E preferred stock will be converted into 0.2994 shares of Amazon common stock.

•

The number of shares of Amazon common stock to be issued as consideration for Zappos Series F preferred stock is calculated as the liquidation preference of Zappos Series F preferred stock ($24.642) minus the Series F per share transaction expenses, divided by $81.09. Assuming, for illustration purposes, the exercise price of all Zappos Stock Purchase Rights outstanding at, or exercised in connection with, the closing of the Merger is $33,000,000, Zappos transaction expenses are $12,000,000, that no shares of Zappos Series F preferred stock convert into Zappos common stock, and that each holder of Series F preferred stock consents to the Merger, each share of Zappos Series F preferred stock will be converted into 0.2994 shares of Amazon common stock.

For the purposes of calculating the number of shares of Amazon common stock to be issued as consideration for the Zappos Series E and Series F preferred stock, the “Series E per share transaction expenses” means an amount equal to the aggregate Zappos’ transaction expenses allocated to the Series E preferred stock pursuant to the Merger Agreement, divided by the total shares of Series E preferred stock outstanding at the effective time of the Merger; provided, that the Series E per share transaction expenses will be zero if any share of Series E preferred stock outstanding at the effective time did not vote in favor of the Merger. Similarly, the “Series F per share transaction expenses” means an amount equal to the aggregate Zappos’ transaction expenses allocated to the Series F preferred stock pursuant to the Merger Agreement, divided by the total shares of Series F preferred stock outstanding at the effective time; provided, that the Series F per share transaction expenses will be zero if any share of Series F preferred stock outstanding at the effective time did not vote in favor of the Merger.

Fractional Shares

No fractional shares of Amazon common stock will be issued in connection with the Merger and no dividends or other distributions with respect to the Amazon common stock will be payable on or with respect to any fractional share. In lieu of the issuance of any such fractional share, Amazon will pay to each former Zappos shareholder who otherwise would be entitled to receive a fractional share of Amazon common stock an amount in cash (without interest) determined by multiplying (a) the fraction of a share of Amazon common stock which such holder would otherwise be entitled to receive (aggregating all shares of Zappos capital stock held at the effective time of the Merger by such holder and rounded to the nearest thousandth when expressed in decimal form) by (b) $81.09.

Treatment of Zappos Options

At the effective time of the Merger, unless otherwise agreed by Amazon and any affected Zappos stock option holder, and except for certain options held by non-employees (which will be vested and fully exercisable prior to the effective time of the Merger, but which will be cancelled and not assumed by Amazon to the extent they remain outstanding as of the effective time), each outstanding option (whether vested or unvested) to purchase Zappos common stock pursuant to the Zappos 2009 Stock Plan, formerly the Zappos 1999 Stock Plan, will be converted into an option to purchase, on the same terms and conditions as such Zappos stock option (including any vesting or forfeiture provisions or repurchase rights), a number of shares of Amazon common stock (rounded down to the nearest whole share) equal to (a) the number of shares of Zappos common stock subject to each Zappos stock option immediately prior to the effective time of the Merger, multiplied by (b) the Common Exchange Ratio at an exercise price per share (rounded up to the nearest whole cent) equal to (x) the exercise price per share of Zappos common stock otherwise purchasable pursuant to such Zappos stock option divided by (y) the Common Exchange Ratio. Zappos has agreed to take all commercially reasonable action at or prior to the effective time of the Merger to enable the substitution of Amazon stock options for Zappos stock options.

Amazon is not required to complete the Merger unless the holders of at least 85% of the Zappos stock options outstanding at the effective time of the Merger, in the aggregate, execute option consents in connection with the Merger. Pursuant to the terms of the option consents, option holders agree, among other things, (a) to be bound by the indemnification provisions of Article VIII of the Merger Agreement and the Escrow Agreement, (b) that the exercise of any Amazon stock option prior to February 28, 2011 will result in a contribution to the escrow fund of approximately the portion of shares received upon exercise which would be held in escrow if the shares had been issued as merger consideration, (c) that any option holder indemnification obligations to Amazon will be satisfied by forfeiture of Amazon stock options in equal proportion to the shareholders’ forfeiture of shares held in the escrow fund, and additional Amazon stock options with an intrinsic value equal to the exercise price of such forfeited options will also be subject to cancellation, (d) to the appointment of Alfred Lin as the option holder representative and attorney-in-fact, and (e) to the waiver of any early exercise rights, if applicable.

Escrow Fund

At the closing, Amazon will deduct from the merger consideration payable to the Zappos shareholders and deposit with Mellon Investor Services, LLC, as escrow agent, a number of shares of Amazon common stock equal to either (a) 10% of the total number of shares of Amazon common stock issuable to holders of Zappos capital stock if immediately prior to the effective time the total number of shares that could become dissenting shares is less than 5% of the total outstanding shares of Zappos capital stock, or (b) if immediately prior to the effective time the total number of shares that could become dissenting shares is equal to or greater than 5% of the total outstanding shares of Zappos capital stock, the product of (i) 10% of the total number of shares of Amazon common stock issuable to holders of Zappos capital stock, multiplied by (ii) the ratio of (A) the total outstanding shares of Zappos capital stock immediately prior to the effective time of the Merger on a fully diluted basis divided by (B) the total outstanding shares of Zappos capital stock immediately prior to the effective time of the Merger on a fully diluted basis minus the total number of shares that could become dissenting shares, for the purpose of satisfying any indemnification obligations arising under the Merger Agreement (the “Escrow Percentage”). Each shareholder will have voting rights with respect to the shares of Amazon common stock deposited to the escrow fund by or on behalf of such shareholder (and any additional shares as may be issued after the effective time with respect to the shares upon any stock split, dividend or recapitalization effected by Amazon after the effective time) unless paid to Amazon in satisfaction of an indemnification claim. See the section entitled “Proposed Merger—Summary of the Merger Agreement—Survival; Indemnification” on page 55.

From time to time after the effective time, Amazon may deposit additional shares of Amazon common stock to the escrow fund upon the occurrence of any of the following events between the Closing Date and the expiration of the escrow period:

•

upon the exercise of any Amazon stock option issued in connection with the Merger to purchase shares of Amazon common stock on or prior to February 28, 2011 (provided that such optionholder executed a written consent to be bound by the indemnification provisions of the Merger Agreement), Amazon will deposit with the escrow agent a number of shares of Amazon common stock equal to (a) the number of shares of Amazon common stock issued in connection with such exercise, multiplied by (b) the Escrow Percentage, on behalf of such optionholder, which will be held on behalf of such optionholder as if he or she were a shareholder as of the effective time;

•

for each holder of dissenting shares that withdraws his, her or its rights as a dissenting shareholder between the Closing Date and the release of the escrow fund, Amazon will deposit with the exchange agent a number of shares of Amazon common stock equal to (a) the number of shares of Amazon common stock that such holder of dissenting shares is entitled to pursuant to the terms of the Merger Agreement multiplied by (b) the Escrow Percentage, on behalf of such dissenting shares as if it, he or she were a shareholder as of the effective time; and

•

any additional shares of Amazon common stock as may be issued after the effective time of the Merger with respect to the shares constituting the escrow fund upon any stock split, stock dividend or recapitalization effected by Amazon after the effective time of the Merger.

Upon a successful claim by Amazon for indemnification, a number of shares of Amazon common stock held in escrow equal to the recoverable damages underlying such claim will be returned to Amazon and such shares will not be paid out to former Zappos shareholders upon expiration of the escrow period. For the purposes of determining the number of shares of Amazon common stock to be delivered to Amazon out of the escrow fund, a share of Amazon common stock will be valued at $81.09.

Pursuant to the Merger Agreement, on or about February 28, 2011, the escrow agent will be instructed to release from escrow all Amazon shares other than that number of shares with a value, calculated at $81.09 per share, of (i) $40,000,000 plus (ii) the value of pending indemnification claims. The remaining shares in escrow, less amounts equal to unsatisfied indemnification claims, will be released on the four year anniversary of the closing of the Merger (or such later date to the extent of pending claims) and otherwise pursuant to the terms of the Escrow Agreement. Escrowed shares remaining in the escrow fund after settlement of all claims will be distributed to former Zappos shareholders in accordance with their respective contributions (as adjusted for any amounts delivered to Amazon with respect to a breaching shareholder). See the section entitled “Summary of the Merger Agreement—Survival; Indemnification” on page 55.

Shareholder Representative

Pursuant to the Merger Agreement, Zappos shareholders (and holders of Zappos stock options who have provided their written consent) will appoint a representative for purposes of taking certain actions and giving certain consents on behalf of the Zappos shareholders and such consenting optionholders, as specified in the Merger Agreement. Approval of the Merger and adoption and approval of the Merger Agreement and the transactions contemplated thereby also constitutes consent to the appointment of Alfred Lin as the Shareholder Representative.

Shareholder Representative Expense Fund

Upon completion of the Merger, Amazon will deduct from the merger consideration payable to the Zappos shareholders and deposit into an expense fund 0.15% of the total number of shares of Amazon common stock issuable to holders of Zappos capital stock. The expense fund shall be available to reimburse the Shareholder Representative for expenses incurred in performing his duties as the shareholder representative (including legal fees and related expenses). The Shareholder Representative shall have the authority to instruct the escrow agent to liquidate any shares in the expense fund and to distribute any amounts received upon liquidation to either the Shareholder Representative personally, or at his instruction, to any third party providing services in connection with the obligations of the shareholder representative. Pursuant to the Merger Agreement, Amazon common stock held in the expense fund will be distributed at such time as the Shareholder Representative reasonably believes that all of his obligations as the shareholder representative have been satisfied pursuant to the terms of the Merger Agreement and Escrow Agreement.

Closing and Effectiveness of the Merger

The closing of the Merger is expected to take place on the second business day following the satisfaction or, to the extent permitted under the Merger Agreement and by applicable law, waiver of all conditions to the obligations of the parties set forth in the Merger Agreement and described below (other than such conditions as may, by their terms, only be satisfied at the closing or on the Closing Date, subject to such satisfaction or waiver thereof) (see “Summary of the Merger Agreement—Conditions to the Consummation of the Merger” on page 59), or on such other date as Amazon and Zappos mutually agree. At the closing, Amazon and Zappos shall cause an agreement of merger and other appropriate documents to be executed and filed with the Secretary of State of the State of California.

Exchange Fund

The Merger Agreement provides that Amazon will deposit with the exchange agent the shares of Amazon common stock issuable to Zappos shareholders, less the shares deposited into the escrow fund and shareholder representative expense fund, and any dividends or distributions and any cash in lieu of fractional shares to which holders of such shares are entitled. It is currently contemplated that the exchange agent will be BNY/Mellon Investor Services LLC, Amazon’s transfer agent.

Exchange of Zappos Stock Certificates for the Merger Consideration

The Merger Agreement provides that Amazon will use commercially reasonable efforts to cause the exchange agent to mail, within five business days of the closing of the Merger, to each record holder of Zappos capital stock immediately prior to the effective time of the Merger, a letter of transmittal and instructions for surrendering and exchanging the record holder’s Zappos share certificates. Upon surrender of a Zappos share certificate for exchange to the exchange agent, together with a duly completed and validly executed letter of transmittal, and such other documents as the exchange agent may reasonably require, the record holder of the Zappos certificate will be entitled to receive the following:

•

the shares of Amazon common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement, net of any amounts deposited with the escrow agent (which will be in uncertificated book-entry form unless a physical certificate is requested);

•	dividends or other distributions, if any, to which such holder is entitled under the terms of the Merger Agreement; and

•	any cash in lieu of fractional shares of Amazon common stock to which such holder is entitled under the terms of the Merger Agreement.

If any Zappos share certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Amazon or the exchange agent, the posting by such person of a bond in such amount as Amazon or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will deliver in exchange for such lost, stolen or destroyed certificate shares of Amazon common stock and any dividends or other distributions payable on such shares, and any cash in lieu of fractional shares of Amazon common stock payable in respect thereof.

Dissenters’ Rights

Any shares of Zappos common or preferred stock that are issued and outstanding immediately prior to the effective time of the Merger and that have not approved the Merger via written consent (or with respect to which the holder has not otherwise effectively waived its rights under Chapter 13 of the California General Corporation Law), and with respect to which a demand for payment and appraisal has been properly made in accordance with Chapter 13 of the California General Corporation Law, will not be converted into the right to receive the merger consideration otherwise payable with respect to such shares of Zappos common or preferred stock, except as set forth below. See the section entitled “Rights of Dissenting Shareholders” on page 66. Following the closing, if a holder of dissenting shares withdraws his, her or its demand for such payment and appraisal (with the consent of Zappos), Amazon will deposit the holder’s pro rata share of Amazon common stock into the escrow fund as described below. See the section entitled “Summary of the Merger Agreement—Escrow Fund” on page 52 for additional information.

Lock-Up

During the period beginning on the Closing Date and continuing until the one year anniversary of the Closing Date, each of Mr. Hsieh, Mr. Lin, and Mr. Mossler (each, a “Locked-Up Party”) will be prohibited from (a) offering, pledging, selling or contracting to sell shares of Amazon common stock or options to purchase shares of Amazon common stock received as a merger consideration (the “Locked-Up Shares”); (b) offering, pledging, selling or contracting to sell any option to purchase any shares of Amazon common stock; (c) granting any option, right or warrant for the sale of Amazon common stock; (d) lending or otherwise disposing of or transferring (or entering into any transaction or device designed to, or that could be expected to, result in the disposition by any person at any time in the future of) any Locked-Up Shares or securities convertible into or exercisable or exchangeable for Locked-Up Shares; (e) entering into a swap or other derivatives transaction or agreement that transfers, in whole or in part (directly or indirectly), the economic consequences of ownership of any Locked-Up Shares, whether any such swap or transaction described in clauses (a) through (e) is to be settled by delivery of the Locked-Up Shares or other securities, in cash or otherwise; or (f) announcing his intent to do any of the foregoing. However, during the period commencing on the Closing Date and ending on the date of the one year anniversary of the Closing Date, a Locked-Up Party may enter into a transaction described in clauses (a) through (f) during each calendar quarter with respect to up to the sum of (i) 25% of the Locked-Up Shares received by such Locked-Up Party and (ii) the Locked-Up Shares that were eligible to be the subject of the transactions described in clauses (a) through (f) during any prior calendar quarter.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties. These include representations and warranties of Zappos with respect to, among other things: organization; enforceability and authority; capitalization; equity interests; no approvals or conflicts; financial statements; absence of certain changes or events; taxes; property; contracts; suppliers; warranties and returns; claims and legal proceedings and government orders; labor and employment matters; employee benefit plans; intellectual property; corporate books and records; inventory; licenses/permits/authorizations; compliance with laws; insurance; brokers and finders; absence of questionable payments; bank accounts; insider interests; and full disclosure. The Merger Agreement also contains customary representations and warranties of Amazon and Zeta Acquisition, including among other things: organization; enforceability and due authority; no approvals and no conflict; SEC reports; brokers and finders; Amazon common stock; and no prior operation of Zeta Acquisition.

The representations, warranties and covenants made by Zappos in the Merger Agreement are qualified by information contained in a disclosure memorandum delivered to Amazon and Zeta Acquisition in connection with the execution of the Merger Agreement. Certain representations and warranties were made as of a specific date, and certain representations and warranties may be subject to contractual standards of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Amazon and Zappos shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Amazon or Zappos or any of their respective affiliates.

Survival; Indemnification

Survival of Representations and Warranties and Covenants

The representations and warranties of Zappos, Amazon and Zeta Acquisition contained in the Merger Agreement survive until February 28, 2011, other than representations and warranties relating to enforceability and authority, capitalization, equity interests, taxes, and broker’s fees and finder’s fees (the “Core Representations and Warranties”), and any representation in the case of fraud or intentional misrepresentation, which survive indefinitely.

Indemnification of Amazon

Pursuant to the terms of the Merger Agreement, the shareholders and the consenting optionholders, severally, and not jointly, on a pro rata basis, will save, defend, indemnify and hold harmless Amazon and its affiliates (including Zeta Acquisition and the surviving corporation following the closing), each of their respective affiliates, officers, directors, principals, employees, advisors, auditors, agents, bankers and other representatives, and each of their permitted successors and assigns (the “Amazon Indemnified Parties”) against any losses or other liability (including reasonable outside attorneys’ fees and reasonable costs and other out-of-pocket expenses) as a result of:

1.	any breach of any representation or warranty made by Zappos contained in the Merger Agreement or any operative document to which Zappos is a party or any schedule, certificate or other similar document delivered pursuant thereto or any third party claim that if meritorious would have been a breach of any representation or warranty made by Zappos in the Merger Agreement or any operative document to which Zappos is a party or any schedule, certificate or other similar document delivered pursuant thereto (for purposes of determining such losses, without giving effect to any limitations or qualifications thereto relating to materiality, material adverse effect, or any supplements or updates to Zappos’ disclosure memorandum made after the date of the Merger Agreement, other than certain supplements to the disclosure memorandum or any matter receiving Amazon’s prior written consent) or any breach of Zappos’ covenant to update the disclosure memorandum at least three business days prior to the closing as necessary to make it complete and correct;

2.	(a) any breach of any covenant, except the covenant to update the disclosure memorandum, or agreement by Zappos contained in the Merger Agreement or any operative document to which Zappos is a party or any schedule, certificate or other similar document delivered pursuant thereto (including as a result of the action or failure to act of Zappos or any of its subsidiaries), (b) the taking of any action prohibited by the covenant governing the conduct of business between the date of the Merger Agreement and the closing for which Amazon did not expressly consent, or (c) any breach of the Non-Competition Agreement by a key employee, but only to the extent of shares of Amazon common stock escrowed on behalf of such breaching key employee (with such key employee’s breach the several obligation of such key employee);

3.	any transaction expenses charged to Amazon, Zeta Acquisition, the surviving corporation or Zappos that were either in excess of $15,000,000 or that were not reflected on the schedule of expenses delivered by Zappos prior to the closing or any amounts required to be paid to any Zappos’ shareholder in excess of amounts identified by Zappos to Amazon prior to the closing of the Merger;

4.	any amounts required to be paid to holders of dissenting shares, including any interest required to be paid thereon, that are in excess of what such shareholder would have received hereunder had such shareholder not been a holder of dissenting shares; or

5.	without duplication, any losses resulting from certain tax matters disclosed by Zappos to Amazon, to the extent not reserved against on Zappos’ interim balance sheet.

Losses from (i) breaches of the Core Representations and Warranties, (ii) fraud, intentional misrepresentation or intentional breach, and (iii) clauses 2-5 above, are referred to collectively as “Special Matters.”

Other Limitations

The Amazon Indemnified Parties may not recover any loss as a result of breaches of certain representations and warranties until the aggregate amount of loss equals or exceeds $1,000,000, in which case the indemnifying party shall be liable only for the losses in excess of such amount, except with respect to the Special Matters, which will not count towards or be subject to any indemnification deductible. The maximum aggregate amount of loss which may be recovered by the Amazon Indemnified Parties arising out of or relating to (a) breach of representations or warranties made by Zappos, other than a breach of the Core Representations and Warranties or arising out of fraud or intentional misrepresentation, or (b) the untruth or breach of any Core Representation or Warranty to the extent that the loss is comprised of certain tax matters, will be equal to, and consist solely of, the value of (x) the shares of Amazon common stock in the escrow fund, minus (y) the shares of Amazon common stock deposited in the escrow fund on account of dissenting shareholders who have withdrawn or relinquished their dissent and which shares have not been distributed from the escrow fund, plus (z) the Amazon options subject to forfeiture pursuant to option consents.

Subject to the limits for an untruth or breach of any Core Representation or Warranty comprised of certain tax matters, the maximum aggregate amount of loss which may be recovered by the Amazon Indemnified Parties for Special Matters (other than losses from fraud or intentional misrepresentation as described below) shall be limited to the value of shares of Amazon common stock actually received by indemnifying parties (and based on an Amazon common stock price of $81.09) and all Amazon stock options issued to consenting optionholders.

The maximum aggregate amount of loss which may be recovered by the Amazon Indemnified Parties as a result of fraud or intentional misrepresentation shall not be subject to any limitation.

Core Representations and Warranties, excluding certain tax matters, and representations in the case of fraud and intentional misrepresentation survive indefinitely. Representations and warranties relating to certain tax matters survive until the fourth anniversary of the closing of the Merger and all other representations and warranties survive until February 28, 2011.

Covenants of Amazon and Zappos

Covenants Relating to the Conduct of Zappos’ Business

Zappos has agreed that prior to the Closing Date, its business and the business of its subsidiaries will be conducted in the ordinary course of business consistent with past practice; and Zappos will, and will cause each of its subsidiaries to, use commercially reasonable efforts to preserve substantially intact the business organization and assets of it and its subsidiaries, keep available the services of the current officers, employees and consultants of Zappos and its subsidiaries and preserve the current relationships of Zappos and its subsidiaries with customers, suppliers and other persons with which Zappos or any of its subsidiaries has significant business relations. Zappos has also agreed that neither it nor its subsidiaries will take certain other actions during the period between the execution of the Merger Agreement and the Closing Date, subject to certain limited exceptions as set forth in the Merger Agreement, without the prior written consent of Amazon, including the following:

•	amend or otherwise change Zappos’ Articles of Incorporation or Zappos’ Bylaws or equivalent organizational documents;

•

issue, sell, pledge, dispose of or otherwise encumber (i) any shares of capital stock of Zappos or any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other ownership interest in Zappos or any of its subsidiaries or (ii) any properties or assets of Zappos or any of its subsidiaries;

•	declare, set aside, make or pay any dividend or other distribution;

•	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or make any other change with respect to its capital structure;

•

acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, non-competition or similar contract or arrangement;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or otherwise alter the corporate structure;

•

incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice under disclosed loan agreements;

•

except in the ordinary course of business, enter into, amend, waive, modify or consent to the termination of any material contract or rights thereunder, or enter into any other contract other than in the ordinary course of business consistent with past practice;

•

authorize or commit with respect to any single capital expenditure that is in excess of $500,000 or capital expenditures that are, in the aggregate, in excess of $1,000,000 for Zappos and its subsidiaries as a whole;

•

enter into any lease of real or personal property or any renewals thereof involving a term of more than one year or rental obligation exceeding $100,000 per year in any single case and $200,000 in any single year in the aggregate for all such leases;

•

enter into or amend any employment, consulting or agency contract, or increase, defer or fail to pay the compensation payable or to become payable to its officers, employees, agents or consultants or grant any severance or termination pay to, (other than as required by applicable law) or enter into any employment or severance contract with any director, officer or employee of Zappos (or establish, adopt, enter into, terminate, fail to renew, or amend any employee benefit plan, collective bargaining agreement, contract, trust, fund, policy or arrangement for the benefit of any director, officer or employee, or pay, loan or advance any amount to, any director, officer or employee of Zappos or any of its subsidiaries, or forgive, cancel or defer any indebtedness or waive any claims or rights of material value);

•	enter into any contract with any related party of Zappos or any of its subsidiaries;

•	enter into any contract relating to or containing any marketing or joint marketing arrangements;

•	make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

•

make, revoke or modify any material tax election, settle or compromise any tax liability, file any return other than on a basis consistent with past practice, enter into any agreement with a governmental body with respect to taxes or otherwise enter into a contract with respect to taxes;

•

pay, discharge or satisfy any liabilities other than liabilities reflected or reserved against on Zappos’ balance sheet or subsequently incurred in the ordinary course of business consistent with past practice or in connection with the Merger;

•	cancel, compromise, waive or release any right or claim other than in the ordinary course of business consistent with past practice;

•	materially change the amount of any insurance coverage;

•	permit the lapse of any right relating to intellectual property currently used in the business of Zappos or any of its subsidiaries, or sell, transfer or encumber its intellectual property;

•

except in the ordinary course of business consistent with past practice, accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand;

•

commence or settle any claim other than (a) for the routine collection of bills, (b) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, or (c) for a breach of the Merger Agreement;

•

amend or otherwise take any action that would permit or cause any Zappos stock option to accelerate in contemplation of or as a consequence of the Merger or the other transactions contemplated by the Merger Agreement;

•

take any action, or intentionally fail to take any action, that would cause any representation or warranty made by Zappos in the Merger Agreement or any operative document to be untrue or result in a breach of any covenant made by Zappos in the Merger Agreement or any operative document such that the conditions precedent to the consummation of the Merger would not be satisfied, or that has or would reasonably be expected to have a material adverse effect; or

•	enter into any binding agreement, or otherwise make a commitment, to do any of the foregoing.

Exclusivity

Zappos agreed that unless the Merger Agreement is terminated it would not, and would take all action necessary to ensure that none of its subsidiaries or any of their respective affiliates or representatives do not, directly or indirectly:

•	solicit, initiate, facilitate, knowingly encourage or accept any proposal or offer that constitutes an acquisition proposal; or

•

participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or knowingly encourage the submission of, any proposal that constitutes, or would reasonably be expected to lead to, an acquisition proposal.

Zappos further agreed that immediately following the execution and delivery of the Merger Agreement it would cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any persons conducted theretofore with respect to any of the foregoing. As used in the Merger Agreement, an “acquisition proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the Merger): (a) any direct or indirect acquisition, purchase, sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or a portion of the capital stock of Zappos or any of its subsidiaries or any assets of Zappos or any of its subsidiaries, (b) any merger, share exchange, consolidation or other business combination relating to Zappos or any of its subsidiaries or (c) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to Zappos or any of its subsidiaries.

Director and Officer Indemnification

The surviving corporation will, to the fullest extent permitted under applicable law, Zappos’ organizational documents or under any existing indemnification agreements, indemnify and hold harmless the present and former directors and officers of Zappos against costs and expenses and losses in connection with any claim based on the fact that any such individual is or was a director or officer of Zappos or any of its subsidiaries and arising out of or pertaining to any action or omission occurring at or prior to the effective time of the Merger (including the transactions contemplated by the Merger Agreement), and Amazon agreed it would not prohibit the surviving corporation from honoring such indemnification obligations and agreements, subject to applicable law. Pursuant to the Merger Agreement, prior to the effective time of the Merger Zappos may also elect to purchase a “tail” policy under Zappos’ existing directors’ and officers’ insurance policy, with the cost of such tail policy included in Zappos’ transaction expenses and therefore deducted from the number of Amazon shares issued to Zappos shareholders.

Conditions to the Consummation of the Merger

Conditions to Each Party’s Obligations to Effect the Merger

The obligations of each of the parties to effect the Merger are subject to the satisfaction, at or prior to the closing, of various mutual conditions (which may, to the extent permitted by applicable law, be waived in writing by any party in its sole discretion, with such waiver only effective as to the conditions for the benefit of such party), which include the following:

•

no action shall have been taken, or any law shall have been enacted or deemed applicable to the transactions contemplated by the Merger Agreement, and no temporary or permanent restraining order or preliminary or permanent injunction or other order shall have been issued by any governmental body, that would prohibit the consummation of the transactions contemplated by the Merger Agreement;

•	the waiting period under the HSR Act applicable to the transactions contemplated by the Merger Agreement has expired or been terminated (which waiting period expired on August 31, 2009);

•	approval of Zappos shareholders to the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, has been obtained;

•

Zappos and Amazon must have received the written opinions of Fenwick & West and/or Gibson Dunn to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinions, the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; and

•	no stop-order shall have been issued or pending with respect to the registration statement on Form S-4 of which this consent solicitation/prospectus is a part.

Conditions to Zappos’ Obligation to Effect the Merger

The obligation of Zappos to effect the Merger is subject to the satisfaction of several additional conditions (any of which may be waived in writing by Zappos), including:

•

the representations and warranties of Amazon or Zeta Acquisition contained in the Merger Agreement and any operative document, taken as a whole, must be true and correct in all material respects, both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties must be true and correct in all material respects taken as a whole, as of such specified date;

•

Amazon and Zeta Acquisition must have materially performed all obligations and agreements and materially complied with all covenants and conditions required by the Merger Agreement or any operative document to be performed or complied with by them prior to or at the closing;

•	Zappos shall have received from each of Amazon and Zeta Acquisition a certificate to the effect set forth in the preceding two bullet points, signed by a duly authorized officer of each;

•	Zappos must have received a properly executed counterpart to each of the operative documents to which it is a party; and

•	Zappos must have received a legal opinion from Gibson, Dunn, addressed to Zappos and dated as of the Closing Date in the form agreed upon by Amazon and Zappos.

Conditions to Amazon’s and Zeta Acquisition’s Obligations to Effect the Merger

The respective obligations of Amazon and Zeta Acquisition to effect the Merger are subject to the satisfaction of several additional conditions (any of which may be waived in writing by Amazon), including:

•

(a) the representations and warranties of Zappos contained in the Merger Agreement and any operative document, taken as a whole, must have been true and correct in all material respects as of the date of the Merger Agreement, except that any breach or inaccuracy of certain representations and warranties relating to certain tax matters must not individually or with other breaches be reasonably expected to result in a material adverse effect; (b) the representations and warranties made by Zappos relating to organization (but only to the extent breaches or inaccuracies result from certain tax matters), approvals, conflicts, taxes, contracts, suppliers, claims and legal proceedings; government orders, intellectual property, licenses, permits, authorizations, compliance with laws and full disclosure (the “Specified Representations”) must be true and correct as of the Closing Date as if made on the Closing Date, except where the failure to be so true and correct has not had, and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Zappos; and (c) the representations and warranties made by Zappos in the Merger Agreement and any operative document, taken as a whole, other than the Specified Representations, must be true and correct in all material respects as of the Closing Date as if made on the Closing Date; other than representations and warranties that were made as of a specified date, which shall have been true and correct in all material respects, taken as a whole, as of such date;

•

Zappos must have materially performed all obligations and agreements and materially complied with all covenants and conditions required by the Merger Agreement or any operative document to be performed or complied with by it prior to or at the closing;

•

Zappos must have obtained all authorizations, consents, orders and approvals from all governmental bodies and officials and all third party consents as identified and set forth on a schedule to the Merger Agreement;

•

no claim shall have been commenced or threatened in writing on behalf of any governmental body that, in the reasonable, good faith determination of Amazon, is reasonably likely to (a) result in the payment of monetary damages as a result of the consummation of the transactions contemplated by the Merger

Agreement or any operative document which would not be recoverable from the indemnity escrow fund, (b) require divestiture of any assets of Amazon as a result of the transactions contemplated by the Merger Agreement or the divestiture of any assets of Zappos or any of its subsidiaries, (c) prohibit or impose limitations on Amazon’s ownership or operation of all or a material portion of its or Zappos’ business or assets (or those of any of its subsidiaries or affiliates) or (d) impose limitations on the ability of Amazon or its affiliates, or render Amazon or its affiliates unable, effectively to control the business, assets or operations of Zappos or its subsidiaries in any material respect;

•	Amazon must have received an executed counterpart to each of the operative documents to which it is a party;

•	Amazon must have received a legal opinion from Fenwick & West, addressed to Amazon and dated the Closing Date in the form agreed upon by Amazon and Zappos;

•	Amazon must have received a letter of resignation from each director of Zappos and each of its subsidiaries;

•

at the effective time of the Merger, not more than 15% of the total shares of Zappos common stock and Zappos preferred stock collectively shall be, or have the ability to become, dissenting shares, pursuant to the California General Corporation Law;

•	the Non-Competition Agreements must remain in full force and effect;

•

holders of at least 85% of the Zappos stock options outstanding at the effective time of the Merger, in the aggregate, must have delivered an option consent in form and substance agreed to by the parties;

•	Zappos must have ceased using certain intellectual property;

•	since the date of the Merger Agreement, no “material adverse effect” (as defined below) shall have occurred;

•	each of Anthony Hsieh, Alfred Lin and Fred Mossler must remain employed in his current position and shall not have indicated an intent to terminate his employment with Zappos; and

•

Amazon must have received a consideration spreadsheet detailing the outstanding capital stock and Stock Purchase Rights of Zappos, as well as identifying the merger consideration to be received by each holder of such stock or rights.

Definition of “Material Adverse Effect”

For the purposes of this summary and pursuant to the terms of the Merger Agreement, “material adverse effect” means any event, change, circumstance, occurrence, or effect that is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise), or results of operations of Zappos and its subsidiaries, taken as a whole (for which Amazon bears the burden of proof), except to the extent that any such event, change, circumstance, occurrence, or effect is caused by: (a) changes in general economic conditions (provided that such changes do not affect Zappos in a substantially disproportionate manner relative to its competitors), (b) changes affecting the industry generally in which Zappos operates (provided that such changes do not affect Zappos in a substantially disproportionate manner relative to its competitors), (c) changes in applicable laws or accounting principles after the date hereof (provided that such changes do not affect Zappos in a substantially disproportionate manner relative to its competitors), (d) the announcement or pendency of the Merger (including any cancellation of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships, but each only to the extent demonstrated to have been caused by such announcement), or (e) compliance with the terms of, or the taking of any action required by, the Merger Agreement, provided that Zappos bears the burden of proof that any such event, change, circumstance, occurrence or effect was caused by any of (a) through (e).

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the effective time:

•	by mutual written consent of Amazon and Zappos;

•	by either Amazon or Zappos if:

•

the Merger has not closed by December 31, 2009. However, neither Amazon nor Zappos may terminate the Merger Agreement on this basis if the failure of the party so requesting termination to fulfill any obligation under the Merger Agreement was the cause of the failure of the Merger to be consummated on or prior to such date, provided, that the failure of any Zappos shareholder to promptly make all necessary filings and other required submissions with respect to such shareholder’s acquisition of shares of Amazon common stock in connection with the Merger shall be deemed a failure by Zappos; or

•

any governmental body has issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action is final and nonappealable. However, Amazon and Zeta Acquisition (if Amazon is requesting termination on this basis) or Zappos (if Zappos is requesting termination on this basis) must have used their commercially reasonable efforts to have such order, decree, ruling or other action vacated; or an order permanently restraining, enjoining or otherwise prohibiting the Merger has been entered and becomes nonappealable.

•	by Zappos if:

•

Amazon or Zeta Acquisition breaches or fails to perform in any respect any of its representations, warranties or covenants contained in the Merger Agreement or any operative document and such breach or failure to perform (a) would give rise to the failure of a condition to Zappos’ obligations to effect the Merger, (b) cannot be or has not been cured within thirty days following delivery of written notice of such breach or failure to perform and (c) has not been waived by Zappos; or

•

any of Zappos’ conditions to effect the Merger are incapable of fulfillment prior to December 31, 2009. However, Zappos may not terminate the Merger Agreement on this basis if Zappos’ failure to fulfill any obligation under the Merger Agreement was the cause of the failure of such condition to be satisfied on or prior to such date;

•

provided, that the failure of any Zappos shareholder to promptly make all necessary filings and other required submissions with respect to such shareholder’s acquisition of shares of Amazon common stock in connection with the Merger shall be deemed a failure by Zappos.

•	by Amazon if:

•

Zappos breaches or fails to perform in any respect any of its representations, warranties or covenants contained in the Merger Agreement or any operative document and such breach or failure to perform (a) would give rise to the failure of a condition to Amazon’s obligations to effect the Merger, (b) cannot be or has not been cured within thirty days following delivery of written notice of such breach or failure to perform (forty-five days in the case of a breach due to a material adverse effect) and (c) has not been waived by Amazon;

•

any of Amazon’s or Zeta Acquisition’s conditions to effect the Merger are incapable of fulfillment prior to December 31, 2009. However, Amazon may not terminate the Merger Agreement on this basis if Amazon’s failure to fulfill any obligation under the Merger Agreement was the cause of the failure of such condition to be satisfied on or prior to such date; or

•

between the date of the Merger Agreement and the closing, a material adverse effect occurs and has remained continuing for at least forty-five days following written notice to Zappos by Amazon of the existence of such material adverse effect.

Effect of Termination

If the Merger is terminated as described in the section entitled “Summary of the Merger Agreement—Termination of the Merger Agreement” above, the Merger Agreement will be void, except that for certain designated provisions of the Merger Agreement, including with respect to broker’s fees and finder’s fees, confidentiality, public announcements, fees and expenses, notices, third-party beneficiaries, governing law and submission to jurisdiction, and nothing will relieve either party from liability for any willful breach of the Merger Agreement prior to termination.

Fees and Expenses

All fees and expenses incurred in connection with or related to the Merger Agreement and the operative documents and the related transactions will be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. However, if the Merger is consummated, all of Zappos’ transaction expenses will be paid as provided in the Merger Agreement. In the event of termination of the Merger Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of the Merger Agreement by the other.

Amendment

The Merger Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the Closing Date (notwithstanding any approval by Zappos shareholders). However, the parties have agreed that after approval of the transactions contemplated by the Merger Agreement by Zappos shareholders, no amendment may be made which pursuant to applicable law requires further approval by such shareholders without such further approval.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material United States federal income tax consequences of the Merger to Zappos shareholders that are United States persons. This discussion and the opinions of counsel referred to below are or will be based on the Code, the related Treasury Regulations, administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect, as of the date of the registration statement on Form S-4 of which this consent solicitation/prospectus is a part or the date of the tax opinions, as the case may be. Any such change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the Merger. This discussion applies only to Zappos shareholders that are United States persons who hold their shares of Zappos stock, and will hold the shares of Amazon common stock received in exchange for their shares of Zappos stock, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all federal income tax consequences of the Merger that may be relevant to particular holders, including holders that are subject to special tax rules. Some examples of holders that are subject to special tax rules are:

•	dealers in securities;

•	banks and other financial institutions;

•	insurance companies;

•	mutual funds, regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	holders whose shares are part of a position in a “straddle” or as part of a “hedging”, “conversion” or “constructive sale” transaction;

•	holders who have a “functional currency” other than the United States dollar;

•	holders who are not United States persons;

•	holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment;

•	holders whose shares of Zappos stock constitute “qualified small business stock” as defined in Section 1202 of the Code; and

•	holders who acquired their shares of Zappos stock through stock options or otherwise as compensation, or through tax qualified retirement plans.

This discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction, or taxes other than income taxes (for example, estate and gift taxes). This discussion also does not address the tax consequences of transactions undertaken prior to or in connection with the Merger, including the exercise of options or the conversion of convertible stock or securities.

If a partnership or other entity treated as a partnership for United States federal income tax purposes holds shares of Zappos stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partnerships (and other entities treated as partnerships) that own Zappos stock and partners of partnerships (and owners of other such entities) that hold Zappos stock should consult their tax advisors about the tax consequences of the Merger to them.

For purposes of this discussion, a “United States person” means:

•	a citizen or resident of the United States, as determined for United States federal income tax purposes;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or in the District of Columbia;

•

a trust, the substantial decisions of which are controlled by one or more United States persons and which is subject to the primary supervision of a United States court, or a trust that validly has elected under applicable Treasury Regulations to be treated as a United States person for United States federal income tax purposes; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

Holders of Zappos stock who are not United States persons may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment of the Merger to them under United States and non-United States tax laws.

ZAPPOS SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Federal Income Tax Consequences of the Merger

Gibson, Dunn & Crutcher LLP and Fenwick & West LLP have rendered opinions to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code (the “Effective Date Tax Opinions”). In addition, the obligations of Amazon and Zappos to complete the Merger are conditioned upon the delivery of an opinion to Amazon and to Zappos by Gibson, Dunn & Crutcher LLP and/or Fenwick & West LLP that, for federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code (the “Closing Date Tax Opinions”). All of these opinions are based on representation letters provided by Amazon, Zeta Acquisition and Zappos and on customary factual assumptions. Accordingly, subject to the limitations and qualifications set forth below, the following are the anticipated material federal income tax consequences to Zappos shareholders who receive their shares of Amazon common stock pursuant to the Merger:

•

A Zappos shareholder who exchanges his or her shares of Zappos stock for Amazon common stock pursuant to the Merger will not recognize gain or loss for United States federal income tax purposes, except with respect to cash, if any, that he or she receives in lieu of a fractional share of Amazon common stock.

•

Each holder’s aggregate tax basis in the Amazon common stock received in the Merger will be the same as his or her aggregate tax basis in the Zappos stock surrendered in the Merger, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of the Amazon common stock received in the Merger by a holder of Zappos stock will include the holding period of Zappos stock that he or she surrendered in the Merger. If a Zappos shareholder has differing tax bases and/or holding periods in respect of the shareholder’s shares of Zappos stock, the shareholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of Amazon common stock that the shareholder receives.

•

Shares of Amazon common stock held in the escrow fund and in the expense fund generally will be treated as owned by the former Zappos shareholder in respect of whom those shares were deposited into those funds, until the shares are released to Amazon or sold to pay expenses, as applicable, or until they are sold or otherwise disposed of by the former Zappos shareholder. If shares held in the escrow fund are released to Amazon, the former Zappos shareholder will be required to recompute the basis of any remaining shares owned and may be entitled to claim a loss if shares of Amazon common stock were disposed of prior to that release. If shares held in the expense fund on behalf of a former Zappos shareholder are sold to pay expenses, the former Zappos shareholder will be treated as having sold those shares and as having paid the expenses. Deductions for any loss attributable to shares of Amazon stock sold prior to the release of escrowed shares to Amazon and for expenses relating to the Merger may be subject to limitations.

•

A cash payment received by a Zappos shareholder in lieu of a fractional share of Amazon common stock will be treated as received in exchange for that fractional share interest, and gain or loss will be recognized for United States federal income tax purposes on the receipt of the cash payment measured by the difference between the amount of cash received and the portion of the tax basis of the holder’s Zappos stock allocable to the fractional share interest. The gain or loss will be long-term capital gain or loss if the Zappos stock is considered to have been held for more than one year at the time of the exchange.

If any of the representations or assumptions on which the Effective Date Tax Opinions or Closing Date Tax Opinions are based proves to be incorrect, the federal income tax consequences of the Merger may be adversely affected. The opinions of counsel will not bind the courts, nor will they preclude the Internal Revenue Service from adopting a position contrary to those expressed in the opinions. Neither Amazon nor Zappos intends to obtain a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the Merger.

Recordkeeping, Information Reporting and Backup Withholding

A United States person who receives shares of Amazon common stock as a result of the Merger will be required to retain records pertaining to the Merger. Each United States person who is required to file a United States federal income tax return and who is a “significant holder” that receives shares of Amazon common stock generally will be required to file a statement with such holder’s United States federal income tax return setting forth the names and employer identification numbers of Amazon and Zappos, the date of the Merger, and such holder’s tax basis and fair market value of the Zappos stock surrendered in the Merger. A “significant holder” is a United States person who immediately before the Merger owned either (i) at least 1% (by vote or value) of the outstanding stock of Zappos or (ii) securities of Zappos with a tax basis of $1.0 million or more and received Amazon common stock in the Merger.

Certain United States persons may be subject to information reporting with respect to the cash received in lieu of a fractional share of Amazon common stock. United States persons who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding, currently at a rate of 28%, as well as penalties. Any amount withheld under the backup withholding rules is not an additional tax and may be refunded or credited against such United States holder’s federal income tax liability, provided that the required information is properly furnished in a timely manner to the Internal Revenue Service.

RIGHTS OF DISSENTING SHAREHOLDERS

Dissenters’ Rights

If the Merger Agreement is approved by the required vote of Zappos shareholders and is not abandoned or terminated, holders of Zappos common stock and preferred stock who did not approve the Merger via written consent may, by complying with Sections 1300 through 1313 of the California General Corporation Law, be entitled to dissenters’ rights as described therein and receive cash for the fair market value of their Zappos common and preferred stock. The record holders of the shares of Zappos common stock and preferred stock that are eligible to, and do, exercise their dissenters’ rights with respect to the Merger are referred to herein as “dissenting shareholders,” and the shares with respect to which they exercise dissenters’ rights are referred to herein as “dissenting shares.”

The following discussion is not a complete statement of the law pertaining to dissenters’ rights under the California General Corporation Law and is qualified in its entirety by reference to Sections 1300 through 1313 of the California General Corporation Law, the full text of which are attached to this consent solicitation/prospectus as Appendix B and incorporated herein by reference. Appendix B should be reviewed carefully by any Zappos shareholder who wishes to exercise dissenters’ rights or who wishes to preserve the right to do so, since failure to comply with the procedures of the relevant statute will result in the loss of dissenters’ rights.

ANY HOLDER OF ZAPPOS COMMON STOCK OR PREFERRED STOCK WISHING TO EXERCISE DISSENTERS’ RIGHTS IS URGED TO CONSULT LEGAL COUNSEL BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

Shares of Zappos stock must satisfy each of the following requirements to qualify as dissenting shares under California law:

•	the shares of Zappos common stock or preferred stock must have been outstanding on September 25, 2009;

•	the shares of Zappos stock must not have approved the Merger via written consent;

•	the holder of such shares of Zappos stock must make a written demand that Zappos repurchase such shares of Zappos capital stock at fair market value (as described below); and

•	the holder of such shares of Zappos common stock or preferred stock must submit certificates for endorsement (as described below).

Refusal to approve the Merger by written consent does not in and of itself constitute a demand for appraisal under California law.

Pursuant to Sections 1300 through 1313 of the California General Corporation Law, holders of dissenting shares may require Zappos to repurchase their dissenting shares at a price equal to the fair market value of such shares determined as of the day before the first announcement of the terms of the Merger, excluding any appreciation or depreciation as a consequence of the proposed Merger, but adjusted for any stock split, reverse stock split or stock dividend that becomes effective thereafter.

Within ten days following approval of the Merger by Zappos shareholders, Zappos is required to mail a dissenters’ notice to each person who did not vote in favor of the Merger. The dissenters’ notice must contain the following:

•	a notice of the approval of the Merger;

•

a statement of the price determined by Zappos to represent the fair market value of dissenting shares (which shall constitute an offer by Zappos to purchase such dissenting shares at such stated price unless such shares lose their status as “dissenting shares” under Section 1309 of the California General Corporation Law);

•	a brief description of the procedures for such holders to exercise their rights as dissenting shareholders; and

•	a copy of Sections 1300 through 1304 of Chapter 13 of the California General Corporation Law

Within 30 days after the date on which the notice of the approval of the Merger by the outstanding shares is mailed to dissenting shareholders, a dissenting shareholder must:

•	demand that Zappos repurchase such shareholder’s dissenting shares;

•	include in that demand the number and class of dissenting shares held of record by such dissenting shareholder that the dissenting shareholder demands that Zappos purchase;

•

include in that demand a statement of what such dissenting shareholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed Merger. The statement of fair market value constitutes an offer by the dissenting shareholder to sell the dissenting shares at such price; and

•

submit to Zappos certificates representing any dissenting shares that the dissenting shareholder demands Zappos purchase, so that such dissenting shares may either be stamped or endorsed with the statement that the shares are dissenting shares or exchanged for certificates of appropriate denomination so stamped or endorsed. The demand, statement and Zappos certificates should be delivered to:

Zappos.com, Inc.

Attn: Secretary of Zappos.com, Inc.

2280 Corporate Circle, Suite 100

Henderson, NV 89074

If upon the dissenting shareholder’s surrender of the certificates representing the dissenting shares, Zappos and a dissenting shareholder agree upon the price to be paid for the dissenting shares and agree that such shares are dissenting shares, then the agreed price is required by law to be paid (with interest thereon at the legal rate on judgments from the date of the agreement) to the dissenting shareholder within the later of 30 days after the date of such agreement or 30 days after any statutory or contractual conditions to the completion of the Merger are satisfied.

If Zappos and a dissenting shareholder disagree as to the price for such dissenting shares or disagree as to whether such shares are entitled to be classified as dissenting shares, such holder has the right to bring an action in California Superior Court of the proper county, within six months after the date on which the notice of the shareholders’ approval of the Merger is mailed, to resolve such dispute. In such action, the court will determine whether the shares of Zappos common stock and preferred stock held by such shareholder are dissenting shares, the fair market value of such shares of Zappos common stock and preferred stock, or both.

In determining the fair market value of the dissenting Zappos shares, the court may appoint one or more impartial appraisers to make the determination. Within a time fixed by the court, the appraiser, or a majority of them, will make and file a report with the court. If the appraisers cannot determine the fair market value within ten days of their appointment, or within a longer time determined by the court, or the court does not confirm their report, then the court will determine the fair market value. The costs of the appraisal action, including reasonable compensation to the appraisers appointed by the court, will be allocated between Zappos and dissenting shareholder(s) as the court deems equitable. However, if the appraisal of the fair market value of Zappos shares exceeds the price offered by Zappos in the notice of approval, then Zappos shall pay the costs. If the fair market value of the shares awarded by the court exceeds 125% of the price offered by Zappos, then the court may in its discretion impose additional costs on Zappos, including attorneys’ fees, fees of expert witnesses and interest.

Zappos shareholders considering whether to exercise dissenters’ rights should consider that the fair market value of their Zappos common stock and preferred stock determined under Chapter 13 of the California General Corporation Law could be more than, the same as or less than the value of merger consideration to be paid in connection with the Merger, as set forth in the Merger Agreement. Also, Zappos reserves the right to assert in any appraisal proceeding that, for purposes thereof, the fair market value of Zappos common stock and preferred stock is less than the value of the merger consideration to be issued and paid in connection with the Merger, as set forth in the Merger Agreement.

Strict compliance with certain technical prerequisites is required to exercise dissenters’ rights. Zappos shareholders wishing to exercise dissenters’ rights should consult with their own legal counsel in connection with compliance with Chapter 13 of the California General Corporation Law. Any Zappos shareholder who fails to comply with the requirements of Chapter 13 of the California General Corporation Law, attached as Appendix B to this consent solicitation/prospectus, will forfeit the right to exercise dissenters’ rights and will, instead, receive the merger consideration to be issued and paid in connection with the Merger, as set forth in the Merger Agreement.

Zappos shareholders should be aware that California law provides, among other things, that a dissenting shareholder may not withdraw the demand for payment of the fair market value of dissenting shares unless Zappos consents to such request for withdrawal.

THE COMPANIES

Amazon

General. Amazon.com, Inc., a Delaware corporation, seeks to be Earth’s most customer-centric company for its three primary customer sets: consumer customers, seller customers and developer customers. Amazon serves its consumer customers through retail websites and focus on selection, price and convenience. Amazon designs its websites to enable millions of unique products to be sold by Amazon and by third parties across dozens of product categories. Amazon serves its seller customers by offering programs that enable sellers to sell their products on Amazon’s websites and their own branded websites and to fulfill orders through Amazon. Amazon serves developer customers through Amazon Web Services, which provides access to technology infrastructure that developers can use to enable virtually any type of business. Amazon’s common stock is traded on the NASDAQ Global Select Market under the symbol “AMZN”. Amazon’s principal executive office is located at 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144-2734 and its telephone number is (206) 266-1000.

Additional Information about Amazon. Financial and other information about Amazon is set forth in Amazon’s Annual Report on Form 10-K for the year ended December 31, 2008. Information regarding the names, ages, positions and backgrounds of the executive officers and directors of Amazon, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management, and certain relationships and related transactions, is set forth in or incorporated by reference into Amazon’s Annual Report on Form 10-K for the year ended December 31, 2008 and Amazon’s Proxy Statement for its 2009 Annual Meeting of Shareholders. See “Where You Can Find More Information” on page 87.

Zappos

General. Zappos, a California corporation, is an online retailer that sells apparel, shoes, handbags, eyewear, watches, electronics and other products. Established in 1999, Zappos has quickly become one of the leaders in online apparel and footwear by striving to provide shoppers with the best possible service and selection. The principal executive office of Zappos is located at 2280 Corporate Circle Drive, Suite 100, Henderson, Nevada 89074, and its telephone number is (702) 943-7677.

Market Prices of and Dividends on Zappos Common and Preferred Stock. Zappos common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of Zappos common stock or preferred stock. Zappos common stock is held by approximately 144 shareholders of record. Zappos preferred stock is held by approximately forty-five shareholders of record. Zappos does not have a policy of paying regular dividends on its common stock or preferred stock, and has never done so.

PRINCIPAL SHAREHOLDERS OF ZAPPOS

The following table sets forth information as of August 31, 2009, regarding beneficial ownership of the common and preferred stock of Zappos by (i) the persons known by Zappos to beneficially own 5% or more of its shares; (ii) Zappos’ executive officers and directors; and (iii) Zappos’ executive officers and directors as a group. As of August 31, 2009 there were 21,469,674 shares of Zappos common stock issued and outstanding and 23,747,180 shares of Zappos preferred stock issued and outstanding. To Zappos’ knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Zappos stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table. In light of the voting requirements to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby, the following table in addition sets forth information on the beneficial ownership of the common and preferred stock of Zappos by such persons, assuming that none of the outstanding preferred stock is converted into common stock. Unless otherwise indicated, the address of each of the individuals named below is: c/o Zappos.com, Inc., 2280 Corporate Circle, Suite 100, Henderson Nevada, 89074.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	Percentage of Common Stock Beneficially Owned (1)	Shares of Common Stock Beneficially Owned Excluding Convertible Preferred Stock (2)		Percentage of Common Stock Beneficially Owned Excluding Convertible Preferred Stock (2)	Shares of Preferred Stock Beneficially Owned (3)		Percentage of Preferred Stock Beneficially Owned (3)
5% Shareholders
Sequoia Capital	6,357,865	22.8%	—		—	6,357,865	(4)	26.8%
Nick Swinmurn	2,400,029	11.2%	2,400,029	(5)	11.2%	—		—
Venture Frogs	11,451,199	39.9%	4,250,000	(6)	19.8%	7,201,199	(7)	27.4%
Goldman Sachs	1,600,000	7.5%	1,600,000	(8)	7.5%	—		—

Directors and Executive Officers
Anthony Hsieh	26,503,423	69.3%	10,350,000	(9)	46.9%	16,153,423	(10)	61.4%
Alfred Lin	12,717,199	42.6%	5,516,000	(11)	24.4%	7,201,199	(12)	27.4%
Michael Marks	791,111	3.6%	130,000	(13)	*	661,111	(14)	2.8%
Ann Mather	150,000	* *	150,000	(15)	*	—		—
Frederick Mossler	713,000	3.3%	713,000	(16)	3.3%	—		—
Michael Moritz	6,357,865	22.8%	—		—	6,357,865	(17)	26.8%

All Executive Officers and Directors as a group (6 persons)	35,781,399	76.0%	12,609,000	(18)	52.8%	23,172,399	(19)	88.1%

*	Amount represents less than 1% of outstanding shares of Zappos common stock.

**	Amount represents less than 1% of outstanding shares of Zappos common stock and preferred stock convertible to common stock.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes shares of common stock issuable upon exercise of stock options exercisable within 60 days of August 31, 2009 and shares of common stock issuable upon conversion of outstanding preferred stock and an outstanding Series B Warrant. For purposes of calculating percentage beneficially owned, shares of common stock issuable under such options, upon conversion of such preferred stock and under the Series B Warrant are deemed outstanding and beneficially owned by the person holding such stock options, preferred stock and/or warrant (or by all persons for ownership as a group) for purposes of computing such person’s percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)

Beneficial ownership includes shares of common stock issuable upon exercise of stock options exercisable within 60 days of August 31, 2009, but excludes shares of common stock issuable upon conversion of outstanding preferred stock and shares issuable under the Series B Warrant. For purposes of calculating percentage beneficially owned, shares of common stock issuable under such stock options are deemed outstanding and beneficially owned by the person holding such stock options (or by all such persons for ownership as a group) for purposes of computing such person’s percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Percentage based on aggregate number of shares outstanding of Zappos Series A, Series B, Series C, Series D, Series E and Series F preferred stock and upon exercise of the Series B Warrant when applicable. Shares of Zappos Series B preferred stock issuable upon exercise of the Series B Warrant are deemed outstanding and beneficially owned by the person holding such warrant for purposes of computing such person’s percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Sequoia Capital and Zvest, described in footnotes (4) and (14), respectively, together hold all of the 7,018,976 outstanding shares of Zappos Series E and Series F preferred stock.

(4)	Represents 2,284,128 shares of preferred stock held by Sequoia Capital Franchise Fund and 311,472 shares of preferred stock held by Sequoia Capital Franchise Partners (the “Franchise Funds”); 953,268 shares of preferred stock held by Sequoia Capital IX and 80,642 shares of preferred stock held by Sequoia Capital Entrepreneurs Annex Fund (the “Capital Funds”); 1,808,184 shares preferred stock held by Sequoia Capital Growth Fund III, 88,550 shares preferred stock held by Sequoia Capital Growth III Principals Fund and 19,933 shares of preferred stock held by Sequoia Capital Growth Partners III (the “Growth Funds”); and 58,685 shares of preferred stock held by Sequoia Capital X Principals Fund, 658,198 shares of preferred stock held by Sequoia Capital X and 94,805 shares of preferred stock held by Sequoia Technology Partners X (the “Sequoia X Funds”). SCFF Management, LLC (“SCFF”) is the general partner of the Franchise Funds. Michael Moritz, Douglas M. Leone, Mark A. Stevens and Michael L. Goguen are the managing members of SCFF and may be deemed to share voting and investment power over the shares held by the Franchise Funds. Messrs. Moritz, Douglas, Stevens and Goguen disclaim beneficial ownership of the shares held by the Franchise Funds except to the extent of their respective pecuniary interests therein. SC IX.I Management, LLC (“SC IX”) is the general partner of the Capital Funds and SC X Management, LLC (“SC X”) is the general partner of the Sequoia X Funds. Messrs. Moritz, Leone, Stevens, Goguen and Mark O. Kvamme are the managing members of SC IX and SC X and may be deemed to share voting and investment power over the shares held by the Capital Funds and the Sequoia X Funds. Messrs. Moritz, Douglas, Stevens, Goguen and Kvamme disclaim beneficial ownership of the shares held the Capital Funds and the Sequoia X Funds except to the extent of their respective pecuniary interests therein. SCGF III Management, LLC (“SCGF”) is general partner of the Growth Funds. Messrs. Moritz, Leone, Goguen, Kvamme, Jim Goetz, Scott Carter and Roelof Botha are the managing members of SCGF and may be deemed to share voting and investment power over the shares held by the Growth Funds. Messrs. Moritz, Leone, Goguen, Kvamme, Goetz, Carter and Botha disclaim beneficial ownership of the shares held by the Growth Funds except to the extent of their respective pecuniary interests therein. The address for Sequoia Capital is 3000 Sand Hill Road, Building 4, Suite 180, Menlo Park, California 94025.

(5)	Includes 8,282 shares held by Nick Swinmurn’s spouse, Gabriela Valdovinos Swinmurn. Mr. Swinmurn may be deemed to share voting and investment power over the shares held by Mrs. Swinmurn.

(6)	Represents 4,250,000 shares of common stock held by Venture Frogs Incubator I, LLC (the “Incubator”). Venture Frogs, LLC (“Venture Frogs”) is the managing member of the Incubator. Anthony Hsieh and Alfred Lin are the managing members of Venture Frogs and may be deemed to share voting and investment power over the shares held by the Incubator. Messrs. Hsieh and Lin disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. The address for Venture Frogs is c/o Venture Frogs, LLC, 2280 Corporate Circle #100, Henderson, Nevada 89074.

(7)

Represents 4,514,499 shares of preferred stock held by Venture Frogs Fund I, LLC (the “Fund”); 66,423 shares of preferred stock held by Venture Frogs Incubator I, LLC (the “Incubator”); 55,221 shares of preferred stock held by Venture Frogs, LLC (“Venture Frogs”); and 2,565,056 shares of preferred stock issuable upon exercise of a warrant held by the Fund. Messrs. Hsieh and Lin are the managing members of

Venture Frogs and share voting and investment power over the shares held by Venture Frogs. Venture Frogs is the managing member of the Fund and the Incubator. Messrs. Hsieh and Mr. Lin may be deemed to share voting and investment power over the shares held by the Fund and the Incubator and disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein.

(8)	Represents 1,280,000 shares of common stock held by Goldman, Sachs & Co. and 320,000 shares held by Goldman Sachs Investment Partners Master Fund, L.P. (the “Master Fund”) Goldman Sachs Investment Partners GP, LLC is the general partner of the Master Fund and has voting and investment power over the shares held by the Master Fund. The address for these entities is 85 Broad Street, 27th Floor, New York, New York, 10004.

(9)	Includes 600,000 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of August 31, 2009 and 4,250,000 shares of common stock held by the Incubator that Mr. Hsieh may be deemed to beneficially own, as described in footnotes (6) and (7).

(10)	Represents 8,952,224 shares of preferred stock held by Mr. Hsieh and 7,201,199 shares of preferred stock held by Venture Frogs, the Fund and the Incubator that Mr. Hsieh may be deemed to beneficially own, as described in footnote (7).

(11)	Includes 1,150,000 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of August 31, 2009 and 4,250,000 shares of common stock held by the Incubator that Mr. Lin may be deemed to beneficially own, as described in footnotes (6) and (7).

(12)	Represents 7,201,199 shares of preferred stock held by Venture Frogs, the Fund and the Incubator that Mr. Lin may be deemed to beneficially own, as described in footnote (7).

(13)	Represents 130,000 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of August 31, 2009. The address for Mr. Marks is c/o Zvest, LLC, 70 Willow Road, Suite 100, Menlo Park, California 94025.

(14)	Represents 661,111 shares of preferred stock held by Zvest, LLC. Mr. Marks is the Chief Executive Officer of Zvest, LLC and shares voting and investment power over the shares of preferred stock held by Zvest, LLC.

(15)	Represents 150,000 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of August 31, 2009.

(16)	Includes 400,000 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of August 31, 2009.

(17)	Represents 6,357,865 shares of preferred stock held by Sequoia Capital that may be deemed to be beneficially owned by Mr. Moritz, as described in footnote (4). Mr. Moritz disclaims beneficial ownership of these shares except to the extent of his direct pecuniary interest therein. The address for Mr. Moritz is c/o Sequoia Capital, 3000 Sand Hill Road, Building 4, Suite 180, Menlo Park, California 94025.

(18)	Includes 2,430,000 shares of common stock held by all executive officers and directors as a group issuable upon exercise of outstanding options exercisable within 60 days of August 31, 2009 and 4,250,000 shares of common stock held by the Incubator that may be deemed to be beneficially owned by Messrs. Hsieh and Lin as described in footnotes (6) and (7).

(19)	Includes 7,201,199 shares of preferred stock held by Venture Frogs, the Fund and the Incubator that may be deemed to be beneficially owned by Messrs. Hsieh and Lin as described in footnote (7); 661,111 shares of preferred stock held by Zvest, LLC that may be deemed to be beneficially owned by Mr. Marks, as described in footnote (14); and 6,357,865 shares of preferred stock held by Sequoia Capital that may be deemed to be beneficially owned by Mr. Moritz, as described in footnote (4).

COMPARISON OF RIGHTS OF SHAREHOLDERS

This section of the consent solicitation/prospectus describes the material differences between the rights of holders of Zappos capital stock and holders of Amazon common stock. While Amazon and Zappos believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a shareholder of Zappos and being a shareholder of Amazon.

Upon consummation of the Merger, the holders of issued and outstanding Zappos common stock and preferred stock will be entitled to receive Amazon common stock. The rights of the holders of Amazon common stock are governed by Amazon’s Certificate of Incorporation, Amazon’s Bylaws and Delaware General Corporation Law, while the rights of holders of Zappos common stock and preferred stock are generally governed by Zappos’ Articles of Incorporation, Zappos’ Bylaws and California law.

If you are a holder of shares of Zappos preferred stock, you will be receiving shares of Amazon common stock in exchange for your shares of Zappos preferred stock. As such, there are certain rights you will be foregoing as a holder of Zappos preferred stock (which may further vary depending upon which series of Zappos preferred stock you hold), including, without limitation, liquidation preferences, antidilution protection, the right to vote as a separate class and to elect one or more directors, certain protective provisions that may require your consent before various corporate actions are taken, the right to accrued dividends, and preemptive rights.

Although it is impractical to compare all aspects in which Delaware law and California law and Amazon’s and Zappos’ governing documents differ with respect to rights of shareholders, the following is a brief discussion summarizing certain differences between them.

	Amazon Shareholder Rights	Zappos Shareholder Rights

Authorized Capital Stock	The authorized capital stock of Amazon consists of 5,500,000,000 shares, of which 5,000,000,000 are common stock, $.01 par value, and 500,000,000 are preferred stock, $.01 par value.	The authorized capital stock of Zappos consists of 95,997,223 shares, of which 60,000,000 are common stock, $0.001 par value, and 35,997,223 are preferred stock, $0.001 par value.

Number and Classification of Directors	Amazon’s Bylaws state that the number of directors shall be as fixed by resolution of the Amazon Board. Currently there are eight (8) directors and the Amazon Board is not classified.

Zappos’ Bylaws state that the number of directors shall be as fixed by the Zappos Board but shall not be less than three (3) nor more than five (5) so long as Zappos has more than two shareholders.

Under Zappos’ Articles of Incorporation, the size of the Zappos Board cannot be increased or decreased without the affirmative vote or written consent of more than fifty percent of the outstanding Zappos Series E and Series F preferred shares (adjusted for any subdivision, combinations, consolidations, stock distributions or stock dividends) voting together on an as-converted basis, and so long as there are at least 1,500,000 shares of Zappos Series E and Series F preferred shares outstanding, the number of directors shall be fixed at five (5). Currently there are five (5) directors.

Rights of Holders of Preferred Stock to Elect Directors	No shares of preferred stock are outstanding.

Under Zappos’ Articles of Incorporation, so long as an aggregate of 1,500,000 shares of Series E preferred stock and Series F preferred stock (adjusted for any subdivision, combinations, consolidations, stock distributions or stock dividends) shall be outstanding: 1) the holders of Series E preferred stock and Series F preferred stock, voting together on an as-converted basis, shall be entitled to elect one (1) director of Zappos at each meeting or pursuant to each shareholder consent for the election of directors; 2) the holders of common, Zappos Series A, Series B, Series C and Series D preferred stock, voting together on an as-converted basis, shall be entitled to elect two (2) directors of Zappos at each meeting or pursuant to each shareholder consent for the election of directors; and 3) the holders of common stock and preferred stock, voting together on an as-converted basis, shall be entitled to elect any remaining directors of Zappos at each meeting or pursuant to each shareholder consent for the election of directors.

Under the Amended and Restated Voting Agreement: 1) at any election where the holders of Zappos Series E and Series F preferred stock are entitled to elect one (1) director pursuant to Zappos’ Articles of Incorporation, the holders of Zappos Series E and Series F preferred stock that are parties to the Voting Agreement shall vote such number of shares of Zappos Series E and Series F preferred stock owned by them as may be necessary to elect one (1) director whom shall be designated by Sequoia Capital; 2) at any election where the holders of common, Zappos Series A, Series B, Series C and Series D preferred stock are entitled to elect two (2) directors pursuant to Zappos’ Articles of Incorporation, the holders of common, Zappos Series A, Series B, Series C and Series D preferred stock that are parties to the Voting Agreement shall vote such number of shares owned by them as may be necessary to elect one (1) director who is the then current CEO of Zappos (or, if there is no CEO, the then current President) and one (1) director who shall be designated by the majority-in-interest of the holders of the common, Zappos Series A, Series B, Series C and Series D preferred stock, voting together on an as-converted basis; 3) at any election where the holders of common and preferred stock are entitled to elect the remaining director(s) of Zappos pursuant to Zappos’ Articles of Incorporation, the holders of common and preferred stock that are parties to the Voting Agreement shall vote such number of shares owned by them as may be necessary to elect any designee unanimously designated by the directors elected by Zappos Series E and Series F preferred and by the common, Zappos Series A, Series B, Series C and Series D preferred stock, provided that such designee is not affiliated with Zappos prior to their designation.

Vacancy of Directors

Under Amazon’s Bylaws, a vacancy will be filled by the affirmative vote of a majority of the remaining directors. The director elected to fill a vacancy will serve until the next election of directors or until such director’s successor has been elected and qualified, or until death, resignation or removal from office.

A director vacancy filled by reason of increase in the number of directors may serve only until the next election

Under Zappos’ Bylaws, a vacancy may be filled by a majority of the remaining directors, unless the vacancy is created by the removal of a director by the vote or written consent of the shareholders or by court order, in which case the vacancy may be filled only by: 1) the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (and where the affirmative votes constitute a majority of said of directors and until such director’s successor has been elected and qualified.

quorum); or 2) by the unanimous written consent of all shares entitled to vote thereon. A vacancy not created by removal that is not filled by the directors may be filled by the vote or written consent of the majority of the outstanding shares entitled to vote thereon.

A director elected to fill a vacancy created by removal shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified. A director elected to fill a vacancy not created by removal shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Shareholder Nomination of Directors

Under Amazon’s Bylaws, nominations for the election of directors may be made by the Amazon Board or a shareholder of record entitled to vote on the matter.

Such shareholders may nominate directors for election if notice of intent to nominate a director and information regarding that nominee is received no later than close of business on the 60th day nor earlier than close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is more than thirty (30) days before or sixty (60) days after such anniversary date, then not earlier than the close of business of the 90th day nor later than the close of business on the 60th day prior to such annual meeting or on the tenth day following the day on which public disclosure of the date of the annual meeting was made).

If a shareholder is seeking to elect the director at a special meeting at which directors are to be elected, notice of intent to nominate a director and information regarding that director must be received by Amazon no later than the close of business on the tenth day following the day on which

Under Zappos’ Bylaws, directors are elected at each annual meeting of the shareholders to hold office until the next annual meeting.

Directors are nominated for election by the Zappos Board.

California General Corporation Law, Zappos’ Articles of Incorporation and Zappos’ Bylaws do not contain specific provisions relating to the procedures for shareholder nomination of directors.

public disclosure of the date of the special meeting was made.

Removal of Directors	Under Amazon’s Bylaws, the holders of a majority of the shares entitled to elect the director may remove the director from office at a meeting of shareholders expressly called for the purpose, or without a meeting if the requirements for action without a meeting are met.

Zappos’ directors may be removed from office in any manner prescribed by the California General Corporation Law. Under the Amended and Restated Voting Agreement, any director designated pursuant to the terms of the Agreement may be removed only upon the vote or written consent of the shareholders entitled to elect such director.

Under Zappos’ Bylaws, no reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

Shareholder Action without a Meeting	Under Amazon’s Certificate of Incorporation and Amazon’s Bylaws, only an action properly brought before the shareholders by or at the discretion of the Amazon Board may be taken without a meeting, without prior notice and without a vote, and only if a written consent setting forth the action is signed by the holders of outstanding shares of capital stock entitled to vote with respect to the subject matter thereof having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Under Zappos’ Bylaws, any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted.

Special Meetings of Shareholders

Under Amazon’s Certificate of Incorporation and Amazon’s Bylaws, Amazon’s Chairman of the Board, Chief Executive Officer, President or Board may call special meetings of the shareholders for any purpose.

A special meeting may also be called if the holders of thirty percent (30%) or more of all the votes entitled to be cast on any issue proposed to be considered at such special meeting have dated, signed and delivered to the Secretary one or more written demands for such meeting, describing the purpose for which it is to be held and agreeing to provide Amazon with

Under Zappos’ Bylaws, a special meeting of the shareholders may be called at any time by the Zappos Board, the Chairman of the Board, or the President.

A special meeting may also be called by one or more shareholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting, by delivering to the Chairman of the Board, President or any Vice President or Secretary of Zappos a written request specifying the time and general nature of the business proposed to be transacted at the special meeting.

certain shareholder information no later than close of business on the tenth day following the day on which public disclosure of the date of such special meeting is made.

Amendment of Articles/Certificate of Incorporation	The holders of a majority of the outstanding shares entitled to vote may amend Amazon’s Certificate of Incorporation.	Zappos’ Articles of Incorporation may be amended in accordance with the provisions of the California General Corporation Law; provided, however, that certain amendments shall require: 1) the affirmative vote of the majority of the Zappos Series E and Series F preferred shares, voting together, where there are at least an aggregate of 1,500,000 shares of Zappos Series E and Series F preferred stock, subject to certain adjustments, outstanding; and/or 2) the affirmative vote of the majority of all the preferred shares, voting together, where there are at least an aggregate of 5,000,000 shares of preferred stock, subject to certain adjustments, outstanding.

Amendment of Bylaws

Shareholders may adopt, amend or repeal bylaws by the affirmative vote of the majority of the outstanding shares present and entitled to vote.

The Amazon Board may adopt, amend or repeal bylaws; provided, that it may not repeal or amend any bylaw the shareholders have expressly provided the Amazon Board may not amend or repeal.

Shareholders may adopt, amend or repeal bylaws by the vote or written consent of the holders of more than fifty percent of the outstanding shares entitled to vote; provided, however, that so long as Zappos’ Articles of Incorporation set forth the number of authorized directors, the number of authorized directors may only be changed by an amendment of the Articles.

The Zappos Board may adopt, amend or repeal bylaws, subject to the rights of the shareholders to do so; provided, however, that the Zappos Board may not adopt, amend or repeal bylaws or an amendment of a bylaw that changes the authorized number of directors except where such action fixes the authorized number of directors pursuant to a bylaw providing for a variable number of directors.

Voting Rights	Each holder of Amazon stock is entitled to one vote for each share held of record.	Under Zappos’ Articles of Incorporation, each holder of Zappos common stock is entitled to one vote for each share of common stock held of record and each holder of Zappos preferred stock is entitled to one vote for each share of common stock into which such share of preferred stock held of record is convertible. See “Comparison of Rights of Shareholders—Rights of Holders of Preferred Stock to Elect Directors” above for descriptions of additional voting rights.

Dividends	Under Delaware law, Amazon may declare and pay dividends either out of its surplus or if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year. The rights of holders of common stock to receive dividends or to share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of Amazon are subject to the preferences and other rights of the preferred stock as may be fixed in a resolution(s) of Amazon’s Board providing for the issue of such preferred stock.

Subject to limitations provided by the California General Corporation Law, Zappos’ Bylaws provide for the following:

When, as and if declared by the Zappos Board, holders of Series E and Series F preferred stock shall be entitled to receive dividends at the rate of $0.4928 per share of Zappos Series E preferred stock and $0.72 per share of Zappos Series F preferred stock, subject to certain adjustments, per annum. These Series E and Series F dividends shall be payable in preference and priority to any payment of any dividend on the Zappos Series A, Series B, Series C and Series D preferred stock or the common stock. Such dividends shall not be cumulative. No dividends may be made with respect to the Zappos Series A, Series B, Series C and Series D preferred stock or the common stock, other than in the case of the common stock, dividends payable solely in common stock, in any fiscal year until all such Zappos Series E and Series F dividends have been paid or declared and set apart in such fiscal year.

After the holders of the Zappos Series E and Series F preferred stock have received their full dividend preference, the holders of Zappos Series A, Series B, Series C and Series D preferred stock shall be entitled to receive, when, as and if declared by the Zappos Board, dividends at the rate of $0.015592 per share of Zappos Series A preferred stock, $0.015592 per share of Zappos Series B preferred stock, $0.36218 per share of Zappos Series C preferred stock, and $0.06328 per share of Zappos Series D preferred stock, subject to certain adjustments, per annum. These Zappos Series A, Series B, Series C and Series D dividends shall be payable in preference and priority to any payment of any dividend on the common stock. Such dividends shall not be cumulative. No dividends may be made with respect to the common stock, other than dividends payable solely in common stock, in any fiscal year until all such Zappos Series A, Series B, Series C and Series D dividends have been paid or declared and set apart in such fiscal year.

After the holders of the Zappos Series A, Series B, Series C and Series D preferred stock have received their full dividend preference, any additional dividends declared by the Zappos Board shall be shared equally among all shares on an as-converted basis.

Appraisal and Dissenters’ Rights	Because Amazon common stock is listed on the NASDAQ Global Select Market and is currently held by more than 2,000 shareholders, holders of Amazon common stock generally will not have appraisal or dissenters’ rights under Section 262 of the Delaware General Corporation Law.	Zappos shareholders are entitled to appraisal and dissenters’ rights under Sections 1300 through 1313 of the California General Corporation Law in connection with the Merger.

Indemnification of Officers and Directors

Under Amazon’s Bylaws, Amazon will indemnify officers and directors to the full extent permitted under Delaware General Corporation Law.

Delaware General Corporation Law provides that, subject to certain limitations in the case of “derivative” suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third-party suit or proceeding on account of being a director, officer,

Under Zappos’ Bylaws, Zappos shall indemnify its directors and officers to the full extent permitted under the California General Corporation Law against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of Zappos. Directors and officers include persons who are or were: 1) directors and officers of Zappos; 2) directors and employee or agent of the corporation against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of those directors who were not parties to the suit or proceeding, if the person: (i) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, Amazon is required by Delaware law to indemnify such person for expenses actually and reasonably incurred thereby.

Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification. In addition, a corporation may advance to former directors, officers, employees or agents expenses incurred in defending any action upon such terms and conditions as the corporation deems appropriate.

officers of a predecessor corporation of Zappos; or 3) serving as a director or officer of another entity at the request of Zappos or a predecessor corporation of Zappos.

Under Zappos’ Bylaws, Zappos shall also have the power, to the extent permitted by the California General Corporation Law, to indemnify each of its employees and agents. Employees and agents include persons (other than a director or officer) who are or were: 1) an employee or agent of Zappos; 2) an employee or agent of a predecessor corporation of Zappos; or 3) serving as an employee or agent of another entity at the request of Zappos or a predecessor corporation of Zappos.

Under Zappos’ Bylaws, Zappos shall pay any expenses incurred in defending any civil or criminal action or proceeding for which indemnification is either required by Zappos’ Bylaws or permitted and approved by the Zappos Board under Zappos’ Bylaws, in advance of the final disposition of such action upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it is ultimately determined that they are not entitled to be indemnified as authorized in Zappos’ Bylaws.

Notice of Shareholder Meetings	Under Amazon’s Bylaws, notice shall be delivered to each shareholder entitled to notice of or to vote at the meeting not less than ten (10) nor more than sixty (60) days before the meeting.	Under Zappos’ Bylaws, notice shall be delivered to each shareholder entitled to notice of or to vote at the meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Shareholder Proposals	Under Amazon’s Bylaws, shareholders entitled to vote on the matter may bring business before annual meetings, provided that the business is a proper matter for shareholder action under Delaware	Neither the California General Corporation Law, Zappos’ Articles of Incorporation nor Zappos’ Bylaws contain specific provisions providing for procedures with respect to shareholder proposals.

law, the notice and information requirements of Amazon’s Bylaws are met, and, in the case of a special meeting, the business is specified in the notice of meeting given to shareholders.

For annual meetings, notice of such business containing the information required by Amazon’s Bylaws must be given to Amazon no later than close of business on the 60th day nor earlier than close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is more than thirty (30) days before or sixty (60) days after such anniversary date, then not earlier than the close of business on the 90th day nor later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public disclosure of the date of the annual meeting was made).

At any special meeting of the shareholders, only such business as is specified in the notice of such special meeting given by or at the direction of the person or persons calling such meeting shall come before such meeting.

Anti-Takeover Provisions	Amazon has elected not to be governed by Section 203 of the Delaware General Corporation Law, which protects publicly-traded Delaware corporations, such as Amazon, from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation. Neither Amazon’s Bylaws nor its Certificate of Incorporation contain specific anti-takeover provisions.	Neither Zappos’ Articles of Incorporation nor Zappos’ Bylaws contain specific anti-takeover provisions.

EXPERTS AND INDEPENDENT ACCOUNTANTS

The consolidated financial statements of Amazon included in Amazon’s Annual Report (Form 10-K) for the year ended December 31, 2008, including the schedule appearing therein, and the effectiveness of Amazon’s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Zappos as of December 31, 2008 and 2007 and for each of the two years in the period ended December 31, 2008 included in this consent solicitation/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Zappos as of June 30, 2009 and for the three and six month periods ended June 30, 2009 and 2008, included in this consent solicitation/prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated September 11, 2009 appearing herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

LEGAL MATTERS

The legality under Delaware law of Amazon common stock to be issued pursuant to the Merger, as well as certain other matters in connection with the Merger, will be passed upon by Gibson, Dunn & Crutcher LLP, San Francisco, California. Gibson, Dunn & Crutcher LLP, Los Angeles, California will also provide the tax opinion to Amazon referred to under “Material United States Federal Income Tax Considerations.” Certain legal matters in connection with the Merger will be passed upon for Zappos by Fenwick & West LLP, Mountain View, California. Fenwick & West LLP will also provide the tax opinion to Zappos referred to under “Material United States Federal Income Tax Considerations.”

APPROVAL OF CONVERSION OF ZAPPOS SERIES A, SERIES B, SERIES C AND SERIES D PREFERRED STOCK TO ZAPPOS COMMON STOCK

Shareholders of Zappos Series A, Series B, Series C and Series D preferred stock are also being asked to approve the conversion of all of the shares of those series of preferred stock into shares of Zappos common stock, contingent upon adoption and approval of the Merger Agreement and effective immediately before consummation of the Merger, by executing and delivering the written consent furnished with this consent solicitation/prospectus. The conversion of any series of preferred stock is not contingent upon the approval by holders of any other series of the conversion of such other series.

Article III, Section 3(b)(ii) of Zappos’ Articles of Incorporation provides for the automatic conversion of all of the shares of Zappos Series A, Series B, Series C and Series D preferred stock into Zappos common stock upon the occurrence of certain events, including the written consent of more than fifty percent of the outstanding shares of a series of preferred stock to the conversion of all of the shares of that series of preferred stock.

If the written consent of more than fifty percent of the outstanding shares of any of the Zappos Series A, Series B, Series C and Series D preferred stock is obtained prior to the effective time of the Merger, all outstanding shares of such series of Zappos preferred stock (including any shares of such series of Zappos preferred stock that did not consent to the conversion) will automatically be converted into shares of Zappos common stock (without any further action by the shareholders) immediately before the effective time of the Merger, provided that the Merger Agreement is adopted and approved by the required shareholder votes and the Merger is not abandoned. If for any reason the Merger Agreement is terminated or the Merger does not occur, the Zappos Series A, Series B, Series C and Series D preferred stock will not be converted pursuant to these written consents, even if written consents are received from holders of more than fifty percent of a series of Zappos preferred stock. Pursuant to Article III, Section 3(a) of Zappos’ Articles of Incorporation, each share of Zappos Series A, Series B, Series C and Series D preferred stock will convert into one share of Zappos common stock. Following such conversion, the persons entitled to receive shares of common stock will be treated for all purposes as the record holders of the common stock on such date. As a result, shareholders whose shares of Zappos preferred stock are converted into shares of Zappos common stock will receive merger consideration based on their holding of Zappos common stock.

Because the Zappos Series A, Series B, Series C and Series D preferred stock are not participating preferred stock and instead are subject to a fixed preference, the number of shares of Amazon common stock issuable in the Merger for each share of Zappos Series A, Series B, Series C and Series D preferred stock is lower than the number of shares of Amazon common stock issuable if the Zappos Series A, Series B, Series C and Series D preferred stock are converted into Zappos common stock before the effective time of the Merger. Therefore, in order to provide an efficient means for shareholders of Zappos Series A, Series B, Series C and Series D preferred stock to convert those shares into shares of Zappos common stock and thereby receive the merger consideration payable to holders of Zappos common stock, holders of Zappos Series A, Series B, Series C and Series D preferred stock are being asked to approve conversion of those shares into shares of Zappos common stock effective immediately before consummation of the Merger and contingent upon adoption and approval of the Merger Agreement. A written consent for this conversion provides Zappos’ preferred shareholders with a ready means to receive the merger consideration payable to holders of Zappos common stock and yet convert their shares of Zappos preferred stock only if the Merger Agreement is adopted and approved.

The table below shows the number of shares of Amazon common stock that would be received in the Merger for each share of Zappos Series A, Series B, Series C and Series D preferred stock if it is not converted into Zappos common stock prior to the effective time of the Merger, and the number of shares of Amazon common stock issuable for each share of Zappos Series A, Series B, Series C and Series D preferred stock on an “as-converted” basis, assuming that (i) all outstanding Zappos Series A, Series B, Series C and Series D preferred stock and the Series B warrants are converted to Zappos common stock before the Merger, (ii) the aggregate exercise price of all Zappos Stock Purchase Rights outstanding at the closing of the Merger or exercised between June 8, 2009 and the closing is $33,000,000 and (iii) Zappos’ transaction expenses are $12,000,000.

Series of Zappos Preferred Stock	Formula for Shares of Amazon Common Stock Received if Zappos Preferred Stock is Not Converted into Zappos Common Stock	Shares of Amazon Common Stock Received for Each Share of Zappos Preferred Stock Not Converted	Formula for Conversion of Zappos Common Stock into Amazon Common Stock	Number of Shares of Amazon Common Stock Issuable for Each Share of Zappos Preferred Stock on an “As-Converted” Basis
Series A	$0.10 divided by $81.09.	0.0012	(a) (1) the Total Merger Consideration minus the aggregate dollar value of consideration paid to the holders of Zappos preferred shares divided by (2) the number of shares of Zappos common stock outstanding on a fully diluted basis (including the aggregate number of shares issuable upon the exercise in full of all Zappos Stock Purchase Rights, whether or not vested or currently exercisable) divided by (b) $81.09.	0.1694

Series B	$0.1949 divided by $81.09.	0.0024	(a) (1) the Total Merger Consideration minus the aggregate dollar value of consideration paid to the holders of Zappos preferred shares divided by (2) the number of shares of Zappos common stock outstanding on a fully diluted basis (including the aggregate number of shares issuable upon the exercise in full of all Zappos Stock Purchase Rights, whether or not vested or currently exercisable) divided by (b) $81.09.	0.1694

Series C	$0.45273 divided by $81.09.	0.0056	(a) (1) the Total Merger Consideration minus the aggregate dollar value of consideration paid to the holders of Zappos preferred shares divided by (2) the number of shares of Zappos common stock outstanding on a fully diluted basis (including the aggregate number of shares issuable upon the exercise in full of all Zappos Stock Purchase Rights, whether or not vested or currently exercisable) divided by (b) $81.09.	0.1694

Series of Zappos Preferred Stock	Formula for Shares of Amazon Common Stock Received if Zappos Preferred Stock is Not Converted into Zappos Common Stock	Shares of Amazon Common Stock Received for Each Share of Zappos Preferred Stock Not Converted	Formula for Conversion of Zappos Common Stock into Amazon Common Stock	Number of Shares of Amazon Common Stock Issuable for Each Share of Zappos Preferred Stock on an “As-Converted” Basis
Series D	$0.7910 divided by $81.09.	0.0098	(a) (1) the Total Merger Consideration minus the aggregate dollar value of consideration paid to the holders of Zappos preferred shares divided by (2) the number of shares of Zappos common stock outstanding on a fully diluted basis (including the aggregate number of shares issuable upon the exercise in full of all Zappos Stock Purchase Rights, whether or not vested or currently exercisable) divided by (b) $81.09.	0.1694

WHERE YOU CAN FIND MORE INFORMATION

Registration Statement

Amazon has filed a registration statement on Form S-4 to register with the SEC the Amazon common stock to be issued in the Merger to Zappos shareholders. This document is part of that registration statement. The registration statement and the exhibits to the registration statement contain additional important information about Amazon and its common stock. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Amazon SEC Filings

Amazon files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any reports, statements or other information filed by Amazon with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Amazon’s SEC filings are also available to the public from commercial document retrieval services and at the SEC’s website at www.sec.gov. Further information is also available on Amazon’s website, www.Amazon.com/ir. Information on Amazon’s website is not incorporated by reference into this consent solicitation/prospectus.

Documents Incorporated by Reference

The SEC allows Amazon to “incorporate by reference” into this document, which means that Amazon can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this document, except for any information superseded by information that is included directly in this document or contained in later filed documents that are incorporated by reference into this document. This document incorporates by reference the documents set forth below that Amazon has previously filed with the SEC:

•	Amazon’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on January 30, 2009;

•	Amazon’s Current Reports on Form 8-K, filed with the SEC on February 18, 2009, March 6, 2009, July 22, 2009 and July 23, 2009;

•	Amazon’s Proxy Statement on Schedule 14A, filed with the SEC on April 17, 2009;

•	Amazon’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on April 24, 2009;

•	Amazon’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on July 23, 2009; and

•	The description of common stock of Amazon contained in its Registration Statement on Form 8-A, filed with the SEC on May 2, 1997.

All documents filed by Amazon pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this consent solicitation/prospectus (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K) and prior to the date on which the Merger is consummated are incorporated by reference into this consent solicitation/prospectus and are part of this document from the date of filing.

Any statement contained in this consent solicitation/prospectus or incorporated in this document by reference will be deemed to be modified or superseded for purposes of this consent solicitation/prospectus to the extent that a statement contained in this document or in any subsequently filed document that is also incorporated by reference in this consent solicitation/prospectus modifies or supersedes such statement.

Other Documents

Documents that are described in this consent solicitation/prospectus but that are not incorporated by reference are available from Amazon or, upon request in writing or by telephone. Copies of Zappos’ Articles of Incorporation and Bylaws are available from Zappos upon request in writing or by telephone.

Documents Available Without Charge

Amazon will provide, without charge, copies of any report incorporated by reference into this document, as well as certain other documents described in this consent solicitation/prospectus, excluding exhibits other than those that are specifically incorporated by reference into this document. Copies of Zappos’ Articles of Incorporation and Bylaws are available from Zappos upon request in writing or by telephone. You may obtain a copy of any document incorporated by reference in this document and certain other documents described in this document, by writing or calling the appropriate company at the following addresses:

Amazon Investor Relations Amazon.com, Inc. P.O. Box 81226 Seattle, WA 98108-1226 1-800-426-6825	Zappos 2280 Corporate Circle Drive, Suite 100 Henderson, Nevada 89074 Attention: Legal Department 702-943-7777

APPENDIX A

Execution Copy

AGREEMENT AND PLAN OF MERGER

among

AMAZON.COM, INC.,

ZETA ACQUISITION, INC.,

ZAPPOS.COM, INC.,

and

ALFRED LIN

Dated as of JULY 22, 2009

(Continued)

(Continued)

Page
ARTICLE IX TERMINATION		A-66

Section 9.1	Termination	A-66
Section 9.2	Effect of Termination	A-67

ARTICLE X GENERAL PROVISIONS		A-67

Section 10.1	Fees and Expenses	A-67
Section 10.2	Amendment and Modification	A-67
Section 10.3	Extension	A-67
Section 10.4	Waiver	A-67
Section 10.5	Notices	A-68
Section 10.6	Interpretation	A-68
Section 10.7	Entire Agreement	A-68
Section 10.8	No Third-Party Beneficiaries	A-69
Section 10.9	Governing Law	A-69
Section 10.10	Submission to Jurisdiction	A-69
Section 10.11	Assignment; Successors	A-69
Section 10.12	Enforcement	A-69
Section 10.13	Currency	A-70
Section 10.14	Severability	A-70
Section 10.15	Waiver of Jury Trial	A-70
Section 10.16	Counterparts	A-70
Section 10.17	Facsimile Signature	A-70
Section 10.18	Time of Essence	A-70
Section 10.19	No Presumption Against Drafting Party	A-70

Exhibits and Schedules

Exhibit A	Form of Voting Agreement
Exhibit B-1	Form of Non-Compete Agreement-A
Exhibit B-2	Form of Non-Compete Agreement-B
Exhibit B-3	Form of Non-Compete Agreement-C
Exhibit B-4	Non-Compete Persons
Exhibit C	Form of Escrow Agreement
Exhibit D	Key Employees
Exhibit E	Company Knowledge
Exhibit F	Form of Letter of Transmittal
Exhibit G	Disclosure Memorandum
Exhibit H-1	Gibson, Dunn & Crutcher LLP Required Legal Opinions
Exhibit H-2	Fenwick & West LLP Required Legal Opinions
Exhibit I	Form of Option Consent
Exhibit J	Open Source Licenses

Schedule 2.9	Options Not Assumed
Schedule 5.1	Operating Conditions
Schedule 5.10(b)	Third Party Consents
Schedule 7.3(b)	Required Third Party Consents
Schedule 8.2(a)	Disclosure Updates

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of July 22, 2009 (this “Agreement”), is among Amazon.com, Inc., a Delaware corporation (the “Parent”), Zeta Acquisition, Inc., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Zappos.com, Inc., a California corporation (the “Company”) and Alfred Lin, solely in his capacity as the initial Shareholder Representative hereunder.

RECITALS

A. The Boards of Directors of each of Parent, the Company and Merger Sub have (i) determined that the merger of Merger Sub with and into the Company (the “Merger”) would be advisable and fair to, and in the best interests of, their respective shareholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the Law of the State of Delaware (the “DGCL”) and the Law of the State of California (the “California Law”).

B. As a condition to and concurrently with the execution of this Agreement, shareholders that are Affiliates of the Company representing a majority of the outstanding shares of Company Common Stock, on a fully diluted basis, a majority of the outstanding shares of Preferred Stock, and a majority of the outstanding shares of Series E Preferred Stock and Series F Preferred Stock collectively have entered into a voting agreement substantially in the form of Exhibit A (the “Voting Agreement”) pursuant to which such shareholders have agreed to vote their shares in favor of the approval and adoption of this Agreement and the transactions contemplated hereby.

C. As a condition to and concurrently with the execution of this Agreement, Parent and each Key Employee have entered into a retention agreement.

D. A portion of the shares of Parent Common Stock to be issued by Parent in connection with the Merger shall be placed in escrow by Parent, the release of which shares shall be contingent upon certain events and conditions, all as set forth in Article VIII hereof.

E. As a condition to and concurrently with the execution of this Agreement, certain Key Employees and other Shareholders of the Company set forth on Exhibit B-4 attached hereto are, concurrently with the execution of this Agreement, entering into non-competition agreements with Parent or the Company (each, a “Non-Competition Agreement”) substantially in the form of Exhibit B-1, Exhibit B-2 or Exhibit B-3, in each case to become effective upon the Closing.

F. For United States federal income tax purposes, it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be, and hereby is, adopted as a plan of reorganization within the meaning of Sections 354 and 361 of the Code.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement: “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Affiliated Group” means any combined, consolidated, unitary or similar group defined under state, local or foreign income Tax Law.

“Aggregate Exercise Amount” means the lesser of (a) $35,000,000 and (b) the aggregate exercise price of all Stock Purchase Rights, whether vested or unvested outstanding as of the Closing and that remain unexercised as of the Closing, plus the aggregate exercise price of all Stock Purchase Rights exercised between June 8, 2009 and the Effective Time.

“Aggregate Series E Liquidation Preferences” means an amount equal to the product of (A) the total number of shares of Series E Preferred Stock outstanding at the Effective Time multiplied by (B) $24.64.

“Aggregate Series F Liquidation Preferences” means an amount equal to the product of (A) the total number of shares of Series F Preferred Stock outstanding at the Effective Time multiplied by (B) $24.642.

“Assumed Debt” means $52,000,000.

“Books and Records” means (a) all copies, print outs, disks, hard drives and other tangible manifestations in any form or format, electronic or otherwise, complete or partial, of the Company IP or any of it; and (b) all of the Company’s books and records (including all disks, tapes and other forms of media or data storage) relating to the business of the Company as of the close of business on the date hereof, including all of the Company’s current and in process marketing information and procedures, and advertising and promotional materials.

“Breach” or “Breached” A “Breach” of a representation, warranty, certification, covenant, obligation, or other provision of this Agreement or any Operative Document will occur, and a representation, warranty, certification, covenant, obligation, or other provision of this Agreement or any Operative Document will have been “Breached,” if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply (in whole or in part) with, such representation, warranty, certification, covenant, obligation or other provision; or (b) any other occurrence or circumstance that is or was inconsistent with such representation, warranty, certification, covenant, obligation or other provision, and the term “Breach” means any such inaccuracy, breach, failure, occurrence or circumstance.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the cities of Seattle, Washington or Henderson, Nevada.

“Bylaws” with respect to the Company, means the Amended and Restated Bylaws of the Company, dated as of April 1, 2003, as amended as of April 11, 2007, as the same shall be amended after the date hereof.

“Capital Stock” means the Company Common Stock and the Preferred Stock.

“Charter” with respect to the Company, means the Seventh Amended and Restated Articles of Incorporation of the Company, filed with the Secretary of State of the State of California on June 28, 2005, as amended as of August 9, 2005, and November 14, 2005, as the same shall be amended after the date hereof.

“Claim” means any claim, demand, cause of action, suit, proceeding, arbitration, audit, hearing, investigation or inquiry (whether formal or informal).

“COBRA” means the health care continuation provision of the Consolidated Omnibus Budget Reconciliation Act of 1985, and all rules and regulations promulgated thereunder, all as in effect from time to time.

“Code” means the Internal Revenue Code of 1986, and all rules and regulations promulgated thereunder, as in effect from time to time.

“Common Exchange Ratio” is equal to the Common Merger Consideration Per Share divided by the Parent Stock Price.

“Common Merger Consideration” means the Total Merger Consideration minus the Preferred Merger Consideration.

“Common Merger Consideration Per Share” means the Common Merger Consideration divided by the Fully Diluted Common Shares.

“Company Intellectual Property” means all artwork, audiovisual works, images, graphics, photographs, literary works, performances, music, sounds, content, computer programs, software, source code, object code, algorithms, techniques, concepts, know-how, methods, customer lists, supplier lists, databases, data collections, information, specifications, trademarks, service marks, trade dress, brands, logos, marketing materials, domain names, URLs, user interfaces, websites, inventions (whether or not patentable), invention disclosures, discoveries, designs and other intellectual property owned (or purported to be owned), used or licensed (whether as licensor or licensee) by the Company or any Subsidiary thereof. For avoidance of doubt, Company Intellectual Property does not include any intellectual property rights or proprietary rights in intellectual property.

“Company Intellectual Property Rights” means all intellectual property rights and proprietary rights worldwide owned (or purported to be owned), used or licensed (whether as licensor or licensee) by the Company or any Subsidiary thereof, including any and all foreign and domestic trade names, trademarks, service marks, trade dress rights, domain names, copyrights, moral rights (including rights of attribution and integrity), publicity rights, privacy rights, trade secret rights, rights in mask works, rights in databases, patents, and patent rights and all associated rights and all registrations, applications, renewals, extensions and continuations (in whole or in part) of any of the foregoing, together with all goodwill associated therewith and all rights and causes of action for infringement, misappropriation, misuse, dilution, unfair trade practice or otherwise associated therewith.

“Company-Owned IP” means Company IP that is owned by the Company or any Subsidiary thereof.

“Consenting Optionholder” means each Optionholder that executes an Option Consent.

“Contracts” means all legally binding contracts, agreements, permissions, consents, leases, licenses, releases, covenants not to sue, commitments, arrangements, undertakings and understandings, oral or written, including purchase orders, security agreements, publication contracts, license agreements, sublicense agreements, website terms of service, software development agreements, service agreements, independent contractor agreements, freelancer agreements, distribution agreements, joint venture agreements, reseller agreements, credit agreements, co-marketing/content agreements, membership agreements and instruments relating to the borrowing of money.

“control,” including the terms “controlled by” and “under common control with,” means, for the purposes of the definition of Affiliate, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Debt” means any and all debt and other obligations (including principal and accrued but unpaid interest) for borrowed money owed by the Company and its Subsidiaries.

“DOL” means the United States Department of Labor.

“Employee Benefit Plan” means any retirement, pension, profit sharing, deferred compensation, equity bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, equity purchase, equity option, restricted equity, phantom equity, equity appreciation rights, fringe benefit or other employee benefit plan, program, policy, practice, contract, agreement, fund or arrangement (including any “employee benefit plan,” as defined in Section 3(3) of ERISA) or any employment, consulting or personal services contract, whether written or oral, funded or unfunded or domestic or foreign, (a) sponsored, maintained, contributed to or required to be contributed to by the Company, any of its Subsidiaries, or any ERISA Affiliate or to which the Company, any of its Subsidiaries, or any ERISA Affiliate is a party, (b) covering or benefiting any current or former officer, employee, agent, director or independent contractor of the Company, any of its Subsidiaries, or any ERISA Affiliate (or any dependent or beneficiary of any such individual), or (c) with respect to which the Company, any of its Subsidiaries, or any ERISA Affiliate has (or could have) any obligation or liability (contingent or otherwise).

“Encumbrance” means liens, mortgages, pledges, deeds of trust, security interests, charges, encumbrances and other adverse claims or interests of any kind.

“Environmental Laws” means all foreign, federal, state, county and local laws (whether under common law, statute, ordinance, rule, regulation or otherwise), codes, permits, licenses, orders, decrees, judgments, guidelines, standards, policies and other requirements of governmental authorities, whether existing as of the Closing Date or at any time prior to the Closing Date, relating to the protection of human health, safety, natural resources or the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, and all rules and regulations promulgated thereunder, all as in effect from time to time.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company or any of its Subsidiaries and that, together with the Company or any of its Subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Mellon Investor Services, LLC, or its successor under the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement to be entered into by Parent, the Shareholder Representative and the Escrow Agent, substantially in the form of Exhibit C.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exploit” or “Exploitation” means to use, reproduce, modify, display, market, import, manufacture, perform, publish, transmit, broadcast, sell, distribute, create improvements or derivative works based upon, otherwise exploit, or authorize any third party to do any of the foregoing.

“Foreign Corrupt Practices Act” means the Foreign Corrupt Practices Act of 1977, as amended.

“Fully Diluted Common Shares” means the aggregate number, without duplication, of Shares (other than Shares to be cancelled in accordance with Section 2.7(b)) and Share equivalents (including Company Options, warrants and all other all Stock Purchase Rights, other than all shares of Preferred Stock not converted to Common Stock in connection with the transactions contemplated by this Agreement) outstanding immediately prior to the Effective Time, including for purposes of this computation the aggregate number of Shares issuable upon the exercise in full of all Company Options, warrants or other Stock Purchase Rights, immediately prior to the Effective Time, whether or not vested or currently exercisable other than any shares of Preferred Stock.

“GAAP” means United States generally accepted accounting principles and practices as in effect on the date hereof.

“Governmental Body” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Hazardous Materials” means all chemicals, materials, substances or wastes that are regulated, designated, defined or included in any definition under any Environmental Laws as dangerous, hazardous, radioactive, infectious or toxic or as a pollutant or contaminant, including asbestos or asbestos-containing materials, petroleum or petroleum products, polychlorinated biphenyls and urea formaldehyde.

“HIPAA” means, the Health Insurance Portability and Accountability Act of 1996, and all rules and regulations promulgated thereunder, all as in effect from time to time.

“Immediate Family,” with respect to any specified Person, means such Person’s spouse, parents, children and siblings, including adoptive relationships and relationships through marriage, or any other relative of such Person that shares such Person’s home.

“Indemnifying Shareholder” means (i) each Shareholder that is not, nor could become, a holder of Dissenting Shares, (ii) each Shareholder who following the Effective Time loses, or relinquishes, his/her/its right to be a dissenting shareholder in accordance with Chapter 13 of the CGCL, and (iii) each Consenting Optionholder that exercises any Parent Option prior to February 28, 2011, but only with respect to such shares of Parent Common Stock deposited into the Indemnity Escrow Fund.

“Indemnity Escrow Amount” means (a) if immediately prior to the Effective Time the total number of issued and outstanding shares of Capital Stock that are, or could become, Dissenting Shares is less than 5% of the total issued and outstanding shares of Capital Stock at the Effective Time, that number of shares of Parent Common Stock equal to ten percent (10%) of the shares of Parent Common Stock issuable pursuant to Section 2.7(a), or (b) if immediately prior to the Effective Time the total number of issued and outstanding shares of Capital Stock that are, or could become, Dissenting Shares is equal to or greater than 5% of the total outstanding shares of Capital Stock at the Effective Time, that number of shares of Parent Common Stock that would be equal to ten percent (10%) of the shares of Parent Common Stock that would have been issuable pursuant to Section 2.7(a) if there were no issued and outstanding shares of Capital Stock that were, or could become, Dissenting Shares as of immediately prior to the Effective Time.

“Indemnity Escrow Fund” means the Indemnity Escrow Amount deposited with the Escrow Agent, as such sum may be increased or decreased as provided in the Escrow Agreement.

“Indemnity Escrow Ratio” means (a) if immediately prior to the Effective Time the total number of issued and outstanding shares of Capital Stock that are, or could become, Dissenting Shares is less than 5% of the total issued and outstanding shares of Company Capital Stock at the Effective Time, 0.10, or (b) if immediately prior to the Effective Time the total number of issued and outstanding shares of Capital Stock that are, or could become, Dissenting Shares is equal to or greater than 5% of the total issued and outstanding shares of Company Capital Stock at the Effective Time, a ratio equal of (x) 0.10 multiplied by the ratio equal to (y) the total number of issued and outstanding shares of Capital Stock of the Company as of immediately prior to the Effective Time on a fully diluted basis (i.e., inclusive of Stock Purchase Rights) divided by (A) the total number of issued and outstanding shares of Capital Stock of the Company as of immediately prior to the Effective Time on a fully diluted basis (i.e., inclusive of Stock Purchase Rights) minus (B) the total number of issued and outstanding shares of Capital Stock of the Company that were, or could become, Dissenting Shares as of immediately prior to the Effective Time.

“Investment Asset” means all debentures, notes and other evidences of indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by the Company or any of its Subsidiaries.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means each employee of Company listed on Exhibit D hereto.

“Knowledge” with respect to any Person, means the knowledge of a Person, after due inquiry. Knowledge of a Person that is not a natural Person shall mean the knowledge of each executive officer of such Person, and with respect to the Company shall also include the individuals set forth on Exhibit E, provided that for purposes of determining “knowledge” of such executive officers of the Company and those individuals set forth on Exhibit E, knowledge shall be deemed to include written and electronic records that are or were in each such individual’s possession (including emails), though only if such written and electronic records would be reasonably expected to be reviewed by such individual in the customary performance of such individuals duties and responsibilities for the Company.

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any Governmental Body.

“Leased Real Property” means all real property leased, subleased or licensed to the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Lock-Up Holder” means each of Anthony Hsieh, Alfred Lin and Fred Mossler.

“Material Adverse Effect” means any event, change, circumstance, occurrence, or effect that is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise), or results of operations of the Company and its Subsidiaries, taken as a whole (for which Parent shall bear the burden of proof), except to the extent that any such event, change, circumstance, occurrence, or effect is caused by: (a) changes in general economic conditions (provided that such changes do not affect Company in a substantially disproportionate manner relative to its competitors), (b) changes affecting the industry generally in which the Company operates (provided that such changes do not affect Company in a substantially disproportionate manner relative to its competitors), (c) changes in applicable laws or accounting principles after the date hereof (provided that such changes do not affect Company in a substantially disproportionate manner relative to its competitors), (d) the announcement or pendency of the Merger (including any cancellation of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships, but each only to the extent demonstrated to have been caused by such announcement), or (e) compliance with the terms of, or the taking of any action required by, this Agreement, provided that the Company shall bear the burden of proof that any such event, change, circumstance, occurrence, or effect was caused by any of (a) through (e).

“Operative Documents” means the Voting Agreement, the Non-Compete Agreements, the Escrow Agreement and all other agreements, documents and instruments required to be delivered by any party pursuant to this Agreement, and any other agreements, documents or instruments entered into at or prior to Closing in connection with this Agreement or the transactions contemplated hereby.

“Option Consent” means an option consent agreement signed by an Optionholder, in the form of Exhibit I, pursuant to which such Optionholder, effective upon the Closing:

(a) agrees to be bound by the indemnification provisions of Article VIII of this Agreement and the Escrow Agreement,

(b) agrees that if such Optionholder exercises any Parent Option prior to February 28, 2011, (i) 10% or (ii) if immediately prior to the Effective Time the total number of issued and outstanding shares of Capital Stock that are, or could become, Dissenting Shares is equal to or greater than 5% of the total issued and outstanding shares of Capital Stock as of the Effective Time, the percentage equivalent of the Indemnity Escrow Ratio (rounded up to the nearest one-hundredth of a percent), of the shares of Parent Common Stock issued in connection with such exercise shall be deposited into the Indemnity Escrow Fund on behalf of such Optionholder and shall be held on behalf of such Optionholder as if he or she were a Shareholder at the Effective Time,

(c) agrees that if Parent shall be entitled to indemnification pursuant to Article VIII (whether before or after any such exercise), such Optionholder’s several portion of such indemnification obligation shall be satisfied by forfeiture and cancellation of Parent Options equal to (x) 10% or (y) if immediately prior to the Effective Time the total number of issued and outstanding shares of Capital Stock that are, or could become, Dissenting Shares is equal to or greater than 5% of the total issued and outstanding shares of Capital Stock at the Effective Time, the percentage equivalent of the Indemnity Escrow Ratio (rounded up to the nearest one-hundredth of a percent) of such Optionholder’s Parent Options, provided that an additional number of Parent Options having an intrinsic value (calculated as the difference between the closing trading price of Parent Common Stock on the date prior to the date of such forfeiture and the exercise price of such Parent Option) equal to the exercise price of such cancelled Parent Options shall also be forfeited and cancelled in order to satisfy the unpaid exercise price of any such forfeited Parent Options,

(d) appoints the Shareholder Representative pursuant to Section 2.12 as such Optionholders representative and attorney-in-fact, and

(e) if applicable under the terms of any Stock Purchase Right between the Company and an Optionholder, agrees to waive the ability to early exercise any Stock Purchase Rights (including any such early exercise prior to the Closing).

“Optionholder” means each Person who holds a Stock Purchase Right immediately prior to the Effective Time that is not otherwise converted into Company Common Stock immediately prior to the Merger.

“Owned Real Property” means all real property owned by the Company or any of its Subsidiaries, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Parent Stock Price” means $81.09.

“Permitted Acquisitions” means the potential acquisitions disclosed to and approved by Parent in writing.

“Permitted Encumbrances” means: (a) statutory liens for Taxes that are not yet due and payable or liens for Taxes that are being contested in good faith by appropriate proceedings and are either (i) reflected as liabilities in the Interim Balance Sheet in accordance with GAAP, or (ii) described in detail in Schedule 3.8(b) of the Disclosure Memorandum; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (e) liens in favor of customs and revenue authorities arising as a matter of Law to secure payments of customs duties in connection with the importation of goods.

“Person” means any individual, corporation, partnership, trust, joint venture, limited liability company, association, organization, other entity or Governmental Body or regulatory authority.

“Personal Property” means all tangible personal property owned, leased or rented by the Company or any of its Subsidiaries. For avoidance of doubt, Personal Property does not include Company Intellectual Property Rights.

“Pre-Closing Tax Periods” means collectively, all taxable periods ending on or prior to the Closing Date and the portion through the end of the Closing Date of all Straddle Periods.

“Preferred Merger Consideration” means, without duplication, the aggregate dollar value of (a) all consideration paid to the holders of shares of Preferred Stock pursuant to Section 2.7(a)(ii) through (a)(vii) in respect of their shares of Preferred Stock, plus (b) all consideration which would have been paid pursuant to Section 2.7(a)(ii) through (a)(vii) with respect to any shares of Preferred Stock that were, or could become, Dissenting Shares as of the Effective Time, if no such shares of Preferred Stock were, or could become, Dissenting Shares as of the Effective Time.

“Related Party” with respect to any specified Person, means: (a) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate; (b) any Person who serves or within the past three years has served as a director, executive officer, general partner, member or in a similar capacity of such specified Person; (c) any Immediate Family member of a Person described in clause (b); or (d) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than 5% of the outstanding equity or ownership interests of such specified Person.

“Release” means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing or dumping.

“Return” means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Series E Aggregate Transaction Expenses” means an amount equal to the product of (a) the Series E Transaction Expense Ratio multiplied by (b) Transaction Expenses set forth on the Schedule of Expenses.

“Series E Per Share Transaction Expenses” means an amount equal to (a) the Series E Aggregate Transaction Expenses divided by (b) the total number of shares of Series E Preferred Stock outstanding at the Effective Time, provided that if any share of Series E Preferred Stock outstanding at the Effective Time and not otherwise converted into Common Stock, did not vote in favor of the Merger, the Series E Per Share Transaction Expenses shall be zero.

“Series E Transaction Expense Ratio” means an amount equal to (a) the Aggregate Series E Liquidation Preferences divided by (b) the sum of (i) $786,000,000 and (ii) the Aggregate Exercise Amount.

“Series F Aggregate Transaction Expenses” means an amount equal to the product of (a) the Series F Transaction Expense Ratio multiplied by (b) Transaction Expenses set forth on the Schedule of Expenses.

“Series F Per Share Transaction Expenses” means an amount equal to (a) the Series F Aggregate Transaction Expenses divided by (b) the total number of shares of Series F Preferred Stock outstanding at the Effective Time, provided that if any share of Series F Preferred Stock outstanding at the Effective Time and not otherwise converted into Common Stock, did not vote in favor of the Merger, the Series F Per Share Transaction Expenses shall be zero.

“Series F Transaction Expense Ratio” means an amount equal to (a) the Aggregate Series F Liquidation Preferences divided by (b) the sum of (i) $786,000,000 and (ii) the Aggregate Exercise Amount.

“Shareholder” means the beneficial owner of any share of Company Common Stock or Preferred Stock.

“Shareholder Representative Expense Fund” means a fund to be established with the Escrow Agent, which shall not be part of the Indemnity Escrow Fund, to be used to reimburse the Shareholder Representative for expenses incurred by the Shareholder Representative in performing its duties hereunder (including legal fees and expenses related thereto).

“Shareholder Representative Expense Fund Amount” means that number of shares of Parent Common Stock equal to 0.15% of the shares of Parent Common Stock issuable pursuant to Section 2.7(a).

“Shareholder Representative Expense Fund Ratio” means 0.15%.

“Straddle Period” means each taxable period beginning before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person controlled by such first Person, directly or indirectly, through one or more intermediaries.

“Tax Returns” means any report, return, statement, election, notification or other written information or document, including any schedules or attachments thereto and any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, a taxing authority in connection with Taxes.

“Tax” (and, in the plural, “Taxes”) means any and all (a) domestic or foreign federal, state or local taxes, charges, fees, levies, imposts, duties and governmental fees or other like assessments or charges of any kind whatsoever (including any income, net income, gross income, receipts, windfall profit, severance, property, production, sales, use, business and occupation, license, excise, escheat, registration, franchise, employment, payroll, withholding, alternative or add-on minimum, intangibles, ad valorem, transfer, gains, stamp, estimated, transaction, title, capital, paid-up capital, profits, occupation, premium, value-added, recording, real property, personal property, inventory and merchandise, business privilege, federal highway use, commercial rent or environmental tax, and any liability under unclaimed property or similar laws), (b) interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with (i) any item described in clause (a) or (ii) the failure to comply with any requirement imposed with respect to any Tax Returns, and (c) liability in respect of any items described in clause (a) and/or (b) payable by reason of Contract, assumption, transferee liability, operation of law (including Treasury Regulation § 1.1502-6) or otherwise.

“Third Party IP” means Company IP that is not owned by the Company or any Subsidiary thereof.

“Total Merger Consideration” means the aggregate of (a) $838,000,000, minus (b) the Assumed Debt, plus (c) the Aggregate Exercise Amount, minus (d) the lesser of $15,000,000, and the Transaction Expenses set forth on the Schedule of Expenses.

“Transaction Expenses” means the aggregate of (a) all fees and expenses payable by the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement and the Operative Documents, including fees and expenses payable to all attorneys, accountants, financial advisors and other professionals and bankers’, brokers’ or finders’ fees for persons not engaged by Parent or Merger Sub, and (b) the cost of the Tail Policy. Under no circumstances shall Transaction Expenses include any fees and expenses other than fees and expenses of the Company and its Subsidiaries that are solely and directly related to the Merger as provided in IRS Revenue Ruling 73-54.

Section 1.2 Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
Acquisition Proposal	5.3
Agreement	Preamble
Agreement of Merger	2.2(b)
California Law	Recitals
Certificates	2.10(b)
CGCL	2.3
Closing	2.2(a)
Closing Date	2.2(a)
Common Stock Transaction	2.13(a)
Company	Preamble
Company Balance Sheet	3.6(a)
Company Common Stock	3.3(a)
Company IP	3.16(a)
Company IP Registrations	3.16(g)
Company Option	2.9(a)
Company Shareholder Approval	3.2
Company Stock Plan	2.9(a)
Confidentiality Agreement	5.9
Consideration Spreadsheet	5.16
Core Representations	8.1(a)
Deductible	8.5
DGCL	Recitals

Definition	Location
Disclosed Tax	8.2(e)
Disclosure Memorandum	Article III
Dissenting Shares	2.8
Effective Time	2.2(b)
Excess Parent Common Stock	8.7(g)
Exchange Agent	2.10(a)
Exchange Fund	2.10(a)
Financial Statements	3.6(a)
Foreign Plan	3.15(m)
Form S-4	5.5
HSR Act	3.5
Inbound Licenses	3.16(b)(i)
Indemnified Party	8.4(a)
Indemnifying Party	8.4(a)
Insured Party	5.12(a)
Intellectual Property Agreements	3.16(b)
Interim Balance Sheet	3.6(a)
Interim Financial Statements	3.6(a)
Letter of Transmittal	2.10(b)
Locked-Up Shares	2.13(a)
Lock-Up Period	2.13(a)
Losses	8.2
Majority Holders	2.12(b)
Material Contract	3.10(a)
Merger	Recitals
Merger Sub	Preamble
New Law	8.2
Non-Competition Agreement	Recitals
Officer’s Certificate	8.4(c)
Open Source Licenses	3.16(m)
Open Source Software	3.16(m)
Outbound Licenses	3.16(b)(ii)
Parent	Preamble
Parent Common Stock	2.7(a)(i)
Parent Option	2.9(a)
Preferred Stock	3.3(a)
Preferred Stock Conversion	5.13
Privacy Statement	3.16(l)
Quarterly Financials	3.6(a)
Real Property	3.9(a)
Relinquishing Shareholder	8.7(b)
Representatives	5.2
Schedule of Expenses	2.10(k)
SEC Reports	4.4
Series A Preferred Stock	3.3(b)
Series B Preferred Stock	3.3(b)
Series C Preferred Stock	3.3(b)
Series D Preferred Stock	3.3(b)
Series E Preferred Stock	3.3(b)
Series F Preferred Stock	3.3(b)
Share	2.7(a)(i)

Definition	Location
Shareholder Meeting	5.4
Shareholder Representative	2.12(a)
Special Matters	8.5(a)(vi)
Specified Representations	7.3(a)
Stock Purchase Rights	3.3(c)
Surviving Corporation	2.1
Tail Policy	5.12(a)
Third Party Claim	8.4(a)
Voting Agreement	Recitals

ARTICLE II

THE MERGER; EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with California Law, Merger Sub shall be merged with and into the Company pursuant to which (a) the separate corporate existence of Merger Sub shall cease, (b) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of California, as a wholly owned Subsidiary of Parent and (c) all of the properties, rights, privileges, powers and franchises of the Company will vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of the Company will become the debts, liabilities, obligations and duties of the Surviving Corporation.

Section 2.2 Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 555 Mission Street, San Francisco, California, at 10:00 a.m., pacific time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date), or at such other place or at such other time or on such other date as the parties mutually may agree. The day on which the Closing takes place is referred to as the “Closing Date.”

(b) At the Closing, the parties shall cause an agreement of merger and other appropriate documents to be executed and filed with the Secretary of State of the State of California (in any such case, the “Agreement of Merger”), executed in accordance with the relevant provisions of California Law. The Merger shall become effective upon the filing of the Agreement of Merger with the Secretary of State of the State of California. The date and time when the Merger shall become effective is herein referred to as the “Effective Time.”

Section 2.3 Effects of the Merger. The Merger shall have the effects provided for herein and in Section 1107 of the California General Corporation Law (the “CGCL” ) and any other applicable provisions of California Law.

Section 2.4 Charter and Bylaws. At the Effective Time, (a) the charter of the Company will be amended and restated to read the same as the charter of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation reflected therein shall be Zappos.com, Inc., and as so amended shall be the charter of the Surviving Corporation until amended in accordance with the provisions thereof and applicable Law and (b) the bylaws of the Company will be amended and restated to read the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation reflected therein shall be Zappos.com, Inc., and as so amended shall be the bylaws of the Surviving Corporation until amended in accordance with the provisions thereof and applicable Law.

Section 2.5 Directors; Officers. From and after the Effective Time, (a) the directors of Merger Sub serving immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be and (b) the officers of the Company serving immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.6 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name of and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 2.7 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Subject to Section 2.8:

(i) each share of Company Common Stock (each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be canceled in accordance with Section 2.7(b) or shares that could become Dissenting Shares) shall thereupon be converted into and become exchangeable for the number of shares of common stock, par value $ 0.01 per share of Parent (“Parent Common Stock”) equal to the Common Exchange Ratio;

(ii) each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time if not otherwise converted into Company Common Stock (other than shares of Series A Preferred Stock to be canceled in accordance with Section 2.7(b) or shares that could become Dissenting Shares) shall thereupon be converted into and become exchangeable for the number of shares of Parent Common Stock equal to (A) $0.10, divided by (B) the Parent Stock Price;

(iii) each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time if not otherwise converted into Company Common Stock (other than shares of Series B Preferred Stock to be canceled in accordance with Section 2.7(b) or shares that could become Dissenting Shares) shall thereupon be converted into and become exchangeable for the number of shares of Parent Common Stock equal to (A) $0.1949, divided by (B) the Parent Stock Price;

(iv) each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time if not otherwise converted into Company Common Stock (other than shares of Series C Preferred Stock to be canceled in accordance with Section 2.7(b) or shares that could become Dissenting Shares) shall thereupon be converted into and become exchangeable for the number of shares of Parent Common Stock equal to (A) $0.45273, divided by (B) the Parent Stock Price;

(v) each share of Series D Preferred Stock issued and outstanding immediately prior to the Effective Time if not otherwise converted into Company Common Stock (other than shares of Series D Preferred Stock to be canceled in accordance with Section 2.7(b) or shares that could become Dissenting Shares) shall thereupon be converted into and become exchangeable for the number of shares of Parent Common Stock equal to (A) $0.7910, divided by (B) the Parent Stock Price;

(vi) each share of Series E Preferred Stock issued and outstanding immediately prior to the Effective Time if not otherwise converted into Company Common Stock (other than shares of Series E Preferred Stock to be canceled in accordance with Section 2.7(b) or shares that could become Dissenting Shares) shall thereupon be converted into and become exchangeable for the number of shares of Parent Common Stock equal to (A) $24.64 minus the Series E Per Share Transaction Expenses, divided by (B) the Parent Stock Price; and

(vii) each share of Series F Preferred Stock issued and outstanding immediately prior to the Effective Time if not otherwise converted into Company Common Stock (other than shares of Series F Preferred Stock to be canceled in accordance with Section 2.7(b) or shares that could become Dissenting Shares) shall thereupon be converted into and become exchangeable for the number of shares of Parent Common Stock equal to (A) $24.642 minus the Series F Per Share Transaction Expenses, divided by (B) the Parent Stock Price.

(b) Each share of Capital Stock held in the treasury of the Company or owned, directly or indirectly, by the Company, or any of the Company’s wholly-owned Subsidiaries, Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(d) The Common Exchange Ratio, the Parent Stock Price, the Common Merger Consideration Per Share, and the shares of Parent Common Stock issuable to the holders of Preferred Stock pursuant to Section 2.7(a) shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, dividend (whether stock or cash) or distribution of securities convertible into Company Common Stock, Preferred Stock, or Parent Common Stock, reorganization, recapitalization, reclassification or other like change with respect to the Company Common Stock, Preferred Stock or Parent Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time.

(e) In no event will the number of shares of Parent Common Stock to be issued in exchange for and upon conversion of all outstanding shares of Capital Stock, all Company Options and all other Stock Purchase Rights be greater than the quotient of Total Merger Consideration divided by the Parent Stock Price (except, if applicable, as a result of adjustments made pursuant to Section 2.7(d)).

(f) Notwithstanding anything to the contrary contained in Sections 2.7(a)(i) through 2.7(a)(vii), at the Effective Time, each Shareholder will be deemed to have received, and hereby authorizes Parent’s deposit with the Escrow Agent (i) that number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock to which such Shareholder is entitled pursuant to Sections 2.7(a)(i) through(a)(vii) multiplied by the Indemnity Escrow Ratio (plus any additional shares as may be issued after the Effective Time with respect to the shares constituting the Indemnity Escrow Amount upon any stock split, stock dividend or recapitalization effected by Parent after the Effective Time) to be deposited into the Indemnity Escrow Fund, and (ii) that number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock to which such Shareholder is entitled pursuant to Sections 2.7(a)(i) through (a)(vii) multiplied by the Shareholders Representative Expense Fund Ratio (plus any additional shares as may be issued after the Effective Time with respect to the shares held in the Shareholder Representative Expense Fund upon any stock split, stock dividend or recapitalization effected by Parent after the Effective Time) to be deposited into the Shareholder Representative Expense Fund. The shares of Parent Common Stock under (i) and (ii) to be deposited with the Escrow Agent shall be deducted from the shares of Parent Common Stock that such Shareholder would otherwise have been entitled to receive pursuant to Section 2.10(b) without any act of any such Shareholder.

Section 2.8 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Capital Stock (other than any shares to be cancelled pursuant to Sections 2.7(b)) issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded that the Company purchase such shares in accordance with Chapter 13 of the CGCL (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive a portion of the Common Merger Consideration or Preferred Merger Consideration unless and until such holder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the CGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Common Merger Consideration or Preferred Merger Consideration, as applicable, if any, to which such holder is entitled. The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal of any shares of Capital Stock, attempted written withdrawals of such demands, and any other instruments served pursuant to applicable Law and received by the Company relating to stockholders’ rights to appraisal with respect to the Merger and (b) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under applicable Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for payment of fair value for Capital Stock, offer to settle or settle any such demands or approve any withdrawal of any such demands. Any payments with respect to Dissenting Shares shall first be made from cash on hand at the Company immediately before Closing.

Section 2.9 Treatment of Options and Other Equity-Based Awards.

(a) At the Effective Time, each option (each, a “Company Option”) to purchase shares of Company Common Stock granted under the Zappos.com, Inc. 2009 Stock Plan (formerly known as the Zappos.com, Inc. 1999 Stock Plan) (the “Company Stock Plan”) other than such Company Options set forth on Schedule 2.9(a), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be assumed and converted, at the Effective Time, into an option to purchase shares of Parent Common Stock (each such converted option, a “Parent Option”), on the same terms and conditions (including any vesting or forfeiture provisions or repurchase rights) as were applicable under such Company Option as of immediately prior to the Effective Time, except to the extent that such terms were modified as a result of the Option Consent. The number of shares of Parent Common Stock subject to each such Parent Option shall be equal to (i) the number of shares of Company Common Stock subject to each Company Option immediately prior to the Effective Time multiplied by (ii) the Common Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Parent Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock otherwise purchasable pursuant to such Company Option divided by (B) the Common Exchange Ratio; provided, that in the case of any Company Option to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Company Option to which an exemption to Section 409A of the Code applies as of the Effective Time, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code. The Company shall take all action necessary so that prior to the Effective Time each outstanding Common Stock Option set forth on Schedule 2.9(a) shall be fully vested and exercisable. At the Effective Time each outstanding Common Stock Option set forth on Schedule 2.9(a) (whether vested or unvested) shall be cancelled and not assumed by Parent.

(b) Prior to the Effective Time, the Company shall take all commercially reasonable action necessary to enable the substitution of Parent Options for the Company Options under this Section 2.9. The Company shall ensure that following the Effective Time, no holder of a Company Option (or former holder of a Company Option) or any participant in any Company Stock Plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation or any other equity interest therein (including “phantom” stock or stock appreciation rights).

(c) Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Options as a result of the actions contemplated by this Section 2.9. As soon as practicable following the Effective Time, and in any event within ten Business Days thereof, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock subject to such Parent Options and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Options remain outstanding and the exercise thereof or sales of such related shares of Parent Common Stock requires such registration.

Section 2.10 Exchange of Shares.

(a) Promptly after the Effective Time (and in any event within five Business Days thereafter), Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent (the “Exchange Agent”), for exchange in accordance with this Article II, certificates representing shares of Parent Common Stock issuable pursuant to Section 2.7(a) or otherwise make available book entry shares of Parent Common Stock, provided that, on behalf of the Shareholders, Parent shall withhold from such shares of Parent Common Stock a number of such shares equal to the sum of (i) the Indemnity Escrow Amount, and (ii) the Shareholder Representative Expense Fund Amount. The shares referred to in (i) shall be deposited by Parent in the Indemnity Escrow Fund and the shares referred to in (ii) shall be deposited by Parent with the Escrow Agent in the segregated Shareholder Representative Expense Fund. In addition, Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or distributions payable pursuant to Section 2.10(c) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.10(e). All certificates representing shares of Parent Common Stock and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b) Parent and the Surviving Corporation shall use commercially reasonable efforts to cause the Exchange Agent to mail, within five Business Days after the Closing Date or such shorter period as is reasonably practicable, to each holder of record of an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding shares of Capital Stock which were converted into the right to receive the Parent Common Stock with respect thereto, any dividends or distributions payable pursuant to Section 2.10(c) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.10(e): (i) a form of letter of transmittal in substantially the form attached hereto as Exhibit F (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Certificates in exchange for the shares of Parent Common Stock payable with respect thereto, any dividends or distributions payable pursuant to Section 2.10(c) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.10(e). Upon surrender of a Certificate to the Exchange Agent, together with such Letter of Transmittal, duly completed and validly executed, and such other documents as the Exchange Agent may reasonably require that are referenced in the Letter of Transmittal or which are otherwise reasonably necessary due to the particular circumstances of the submitting Shareholder, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate representing that number of whole shares of Parent Common Stock (after taking into account all shares of Company Capital Stock then held by such holder under all Certificates so surrendered) to which such holder of Company Capital Stock shall have become entitled pursuant to the provisions of Section 2.7(a) net of any amounts deposited with the Escrow Agent pursuant to Section 2.7(f) (which shall be in uncertificated book-entry form unless a physical certificate is requested), (B) any dividends or distributions payable pursuant to Section 2.10(c) and (C) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.10(e), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of a Certificate representing shares of Capital Stock that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent and the Exchange Agent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.10, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender or transfer the shares of Parent Common Stock payable in respect of shares of Capital Stock theretofore represented by such Certificate, any dividends or distributions payable pursuant to Section 2.10(c) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.10(e). No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates.

(c) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.10(e), in each case until the holder thereof shall surrender such Certificate in accordance with this Article II. Promptly following the surrender of a Certificate in accordance with this Article II, there shall be paid to the record holder thereof, without interest, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.10(e).

(d) The shares of Parent Common Stock, any dividends or other distributions payable pursuant to Section 2.10(c) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.10(e) issued and paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Capital Stock formerly represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer, such shall be canceled and exchanged as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividends or other distributions with respect to the Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former Shareholder who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive (aggregating all shares of Capital Stock held at the Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.7(a) and Section 2.7(f) by (ii) the Parent Stock Price.

(f) Any portion of the Exchange Fund that remains undistributed to the holders of Certificates six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent (subject to abandoned property, escheat or other similar laws), as general creditors thereof, for payment of the shares of Parent Common Stock, any unpaid dividends or other distributions payable pursuant to Section 2.10(c) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.10(e).

(g) None of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock, dividends or other distributions with respect thereto or cash in lieu of fractional shares of Parent Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate shares of Parent Common Stock payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.10(c) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.10(e).

(j) Promptly after the Effective Time, Parent shall deposit or cause to be deposited the Indemnity Escrow Amount and the Shareholder Representative Expense Fund Amount with the Escrow Agent. The Indemnity Escrow Fund and the Shareholder Representative Expense Fund shall be held and distributed as provided in the Escrow Agreement and this Agreement.

(k) Three Business Days prior to the intended Closing Date, the Company will provide to Parent an itemized schedule (the “Schedule of Expenses”) containing (i) a true and complete list of all Transaction Expenses that have been paid (or for which bills have been received) or shall have, in the good faith estimate of the Company, been paid as of the Closing Date, (ii) a good faith estimate of all such additional Transaction Expenses that have been incurred or shall have been incurred as of the Closing Date but are not reflected in clause (i) hereof, and (iii) a good faith estimate of all additional Transaction Expenses that are expected to be incurred after the Closing Date, together with a certificate of an authorized officer of the Company certifying the accuracy and completeness of the Schedule of Expenses (subject to such good faith estimates). The Schedule of Expenses shall include a good faith estimate of all fees and expenses of Fenwick & West LLP, PricewaterhouseCoopers and Morgan Stanley & Co. for services rendered. Any Transaction Expenses in excess of the amount estimated therefor in the Schedule of Expenses shall be recoverable by Parent from the Indemnity Escrow Fund and from Consenting Optionholders by forfeiture of Company Options pursuant to the Option Consents. Fees and expenses fees incurred by or on behalf of any Shareholder, other than Transaction Expenses, shall not be paid by Parent, the Surviving Corporation or any Affiliate thereof.

Section 2.11 Withholding Rights. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax Law. To the extent that such amounts are so withheld or paid over to or deposited with the relevant Governmental Body by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect to which such deduction and withholding was made.

Section 2.12 Shareholder Representative.

(a) Immediately upon the approval of this Agreement by the requisite vote or written consent of the Shareholders, each Shareholder, and upon the execution of an Option Consent, the Consenting Optionholder executing such Option Consent, shall be deemed to have consented to the appointment of Alfred Lin as such Shareholder’s and Consenting Optionholder’s, as applicable, representative and attorney-in-fact (the “Shareholder Representative”), with full power of substitution to act on behalf of the Shareholders and

Consenting Optionholders to the extent and in the manner set forth in this Agreement and the Escrow Agreement. All decisions, actions, consents and instructions by the Shareholder Representative shall be binding upon all of the Shareholders and Consenting Optionholders, and no Shareholder or Consenting Optionholder shall have the right to object to, dissent from, protest or otherwise contest the same. Parent and Merger Sub shall be entitled to rely on any decision, action, consent or instruction of the Shareholder Representative as being the decision, action, consent or instruction of the Shareholders and Consenting Optionholders, and Parent and Merger Sub are hereby relieved from any liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction.

(b) The Shareholder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of Shareholders holding a majority of the aggregate shares of Capital Stock at the Effective Time (the “Majority Holders”). In the event of the death, incapacity, resignation or removal of the Shareholder Representative, a new Shareholder Representative, that was either a former holder of Capital Stock or is a natural person who manages a Person that was a former holder of Capital Stock, shall be appointed by the vote or written consent of the Majority Holders. Notice of such vote or a copy of the written consent appointing such new Shareholder Representative shall be sent to Parent and, after the Effective Time, to the Surviving Corporation, such appointment to be effective upon the later of the date indicated in such consent or the date such consent is received by Parent and, after the Effective Time, the Surviving Corporation; provided, that until such notice is received, Parent, Merger Sub and the Surviving Corporation, as applicable, shall be entitled to rely on the decisions, actions, consents and instructions of the prior Shareholder Representative as described in Section 2.12(a). Any expenses incurred by the Shareholder Representative in performing its duties hereunder (including legal fees and expenses related thereto) and any indemnification in favor of the Shareholder Representative shall be payable out of the Shareholder Representative Expense Fund and, to the extent such expenses exceed the amount available from such fund, shall be borne by the Shareholders and Consenting Optionholders.

(c) The Shareholder Representative shall not be liable to the Shareholders or Consenting Optionholders for actions taken pursuant to this Agreement or the Escrow Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted willful misconduct or fraud. Except in cases where a court of competent jurisdiction has made such a finding, the Shareholders and Consenting Optionholders shall jointly and severally indemnify and hold harmless the Shareholder Representative from and against any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements, arising out of and in connection with his activities as Shareholder Representative under this Agreement, the Escrow Agreement or otherwise, to the extent that such losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements are not fully satisfied by the Shareholder Representative Expense Fund.

(d) The approval of this Agreement by the requisite vote or written consent of Shareholders required by the Charter and applicable Law and execution of the Option Consents shall also be deemed to constitute approval of all arrangements relating to the transactions contemplated under this Agreement and to the provisions hereof binding upon the Shareholders and Consenting Optionholders, including, without limitation, Article VIII.

Section 2.13 Lock-Up.

(a) Except as otherwise provided for herein, each Lock-Up Holder will be prohibited during the period commencing on the Closing Date and ending on date of the one year anniversary of Closing Date (the “Lock-Up Period”) from directly or indirectly: (i) offering, pledging, selling or contracting to sell any shares of Parent Common Stock acquired pursuant to Section 2.7(a) or received upon the assumption or conversion of any Company Options (the “Locked-Up Shares”); (ii) offering, pledging, selling or contracting to sell any option to purchase any shares of Parent Common Stock; (iii) granting any option, right or warrant for the sale of any shares of Parent Common Stock; (iv) lending or otherwise disposing of or transferring (or entering into any transaction or device designed to, or that could be expected to, result in the disposition by any Person at any time in the future of) any Locked-Up Shares, or securities convertible into or exercisable or exchangeable for Locked-Up Shares; (v) entering into a swap or other derivatives transaction or agreement that transfers, in whole or in part (directly or indirectly), the economic consequences of ownership of any Locked-Up Shares, whether any such swap or transaction described in clauses (i) through (v) is to be settled by delivery of shares of Locked-Up Shares or other securities, in cash or otherwise, or (vi) announcing his, her or its intention to do any of the foregoing (any of the transactions described in clauses (i) through (vi), a “Common Stock Transaction”); provided, that, subject to any other applicable restrictions including Parent’s insider trading policy, during the period commencing on the Closing Date and ending on the date of the one year anniversary of Closing Date, a Lock-Up Holder may enter into a Common Stock Transaction, or any other transaction, during each calendar quarter with respect to the sum of (A) up to 25% of the Locked-Up Shares received by such Lock-Up Holder (including with respect to any Parent Options received in exchange for Company Options), and (B) any Locked Up Shares (including with respect to any Parent Options received in exchange for Company Options) which were eligible to be the subject of Common Stock Transactions during any prior calendar quarter.

(b) For the avoidance of doubt, nothing contained in Section 2.13(a) shall prevent a Lock-Up Holder from, or restrict the ability of a Lock-Up Holder to, (i) purchase Parent Common Stock or other securities of Parent (ii) exercise any options or other convertible securities granted under Parent’s incentive plans or (iii) dispose of Locked-Up Shares which it beneficially owns (as such concept is defined pursuant to Rule 13d-3 of the Exchange Act) in connection with a transaction in which all other holders of Parent Common Stock are entitled to receive the same consideration for their shares of Parent Common Stock as would be received by the Lock-Up Holder.

(c) Notwithstanding the foregoing, each Lock-Up Holder shall be permitted to transfer Locked-Up Shares during the Lock-Up Period (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of such Lock-Up Holder or the Immediate Family of such Lock-Up Holder, (iii) by will or intestate succession, provided that, in each case, (A) each transferee (or trustee, as applicable) execute a lock-up agreement with the terms of this Section 2.13 pursuant to which these persons agree not to sell or transfer the Locked-Up Shares for the remainder of the Lock-Up Period and (B) any such transfer shall not involve a disposition for value.

(d) Each certificate representing Locked-Up Shares and any other securities issued upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be stamped or otherwise imprinted with legends in the following form (in addition to any other legends required under applicable securities Laws):

“THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH CERTAIN TERMS AND RESTRICTIONS OF AN AGREEMENT AND PLAN OF MERGER GOVERNING THE SHARES ACQUIRED BY THE STOCKHOLDER FROM THE COMPANY, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.”

(e) In furtherance of the foregoing, Parent, and any duly appointed transfer agent for the registration or transfer of the Lock-Up Shares, are hereby authorized to decline to make any transfer of the Lock-Up Shares if such transfer would constitute a violation or breach of this Section 2.13.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as is otherwise set forth in the corresponding sections or subsections in the Disclosure Memorandum attached hereto as Exhibit G (the “Disclosure Memorandum”) (each of which shall qualify the identified sections or subsections hereof to which such section or subsection of the Disclosure Memorandum relates and shall not qualify any other provision of this Agreement and shall not be deemed to be incorporated in any other schedule of the Disclosure Memorandum except to the extent that the relevance to such other section or subsection is otherwise reasonably apparent on the face of the Disclosure Memorandum), in order to induce Parent to enter into and perform this Agreement and the other Operative Documents to which Parent is a party, the Company represents and warrants to Parent and Merger Sub as of the date of this Agreement and as of the Closing (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates) as follows in this Article III.

Section 3.1 Organization. Each of the Company and its Subsidiaries (a) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation as set forth on Schedule 3.1 to the Disclosure Memorandum; (b) has all requisite corporate power and authority to own, operate and lease its properties and assets, and to carry on its business as now conducted; and (c) is duly qualified or licensed as a foreign corporation to do business and is in good standing in each of the jurisdictions specified in Schedule 3.1 to the Disclosure Memorandum, which are the only jurisdictions in which the character of the properties occupied, owned or held under lease by it or the nature of its business makes such qualification or licensing necessary.

Section 3.2 Enforceability; Authority. All corporate action on the part of the Company and its directors, officers and shareholders necessary for the authorization, execution, delivery and performance of this Agreement and the other Operative Documents to which the Company is a party, the consummation of the transactions contemplated by this Agreement and the other Operative Documents to which the Company is a party, and the performance of all the Company’s obligations under this Agreement and the other Operative Documents to which the Company is a party has been taken other than (i) approval of the Merger Agreement by a holders of a majority of all shares of Common Stock, (ii) approval of the Merger Agreement by holders of a majority of all shares of Preferred Stock, and (iii) approval of the Merger Agreement by holders of a majority of the Series E Preferred Stock and Series F Preferred Stock voting together (clauses (i)-(iii), collectively, the “Company Shareholder Approval”). This Agreement has been, and each of the other Operative Documents to which the Company is a party at the Closing will have been, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the parties hereto and thereto other than the Company, this Agreement is, and each of the other Operative Documents to which the Company is a party will be at the Closing, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (x) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (y) rules of law governing specific performance, injunctive relief and other equitable remedies. The Company has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Operative Documents to which the Company is a party, and to consummate the transactions contemplated hereby and thereby.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists solely of 60,000,000 shares of common stock, $0.001 par value (the “Company Common Stock”) and 35,997,223 shares of preferred stock, $0.001 par value (the “Preferred Stock”) of which (i) 1,550,000 shares have been designated Series A Preferred Stock, with a liquidation preference of $0.10 upon consummation of the Merger, (ii) 7,725,000 shares have been designated Series B Preferred Stock, with a liquidation preference of $0.1949 upon consummation of the Merger, (iii) 17,300,000 shares have been designated Series C Preferred Stock, with a liquidation preference of $0.45273 upon consummation of the Merger, (iv) 650,000 shares have been designated Series D Preferred Stock, with a liquidation preference of $0.7910 upon consummation of the Merger, (v) 5,000,000 shares have been designated Series E Preferred Stock, with a liquidation preference of $24.64 upon consummation of the Merger, (vi) 3,772,223 shares have been designated Series F Preferred Stock, with a liquidation preference of $24.642 upon consummation of the Merger.

(b) As of the date hereof, the issued and outstanding capital stock of the Company consists solely of (i) 21,469,674 shares of Company Common Stock, (ii) 1,490,500 shares of Company Series A Preferred Stock (the “Series A Preferred Stock”), (iii) 4,514,499 shares of Company Series B Preferred Stock (the “Series B Preferred Stock”), (iv) 10,295,572 shares of Company Series C Preferred Stock (the “Series C Preferred Stock”), (v) 427,633 shares of Company Series D Preferred Stock (the “Series D Preferred Stock”), (vi) 3,246,753 shares of Company Series E Preferred Stock (the “Series E Preferred Stock”), and (vii) 3,772,223 shares of Company Series F Preferred Stock (the “Series F Preferred Stock”), which are held of record and beneficially by the shareholders as set forth on Schedule 3.3(b) to the Disclosure Memorandum. Each outstanding share of capital stock or other equity or ownership interest of the Company and each of its Subsidiaries is duly authorized and validly issued, fully paid and nonassessable, and in the case of its Subsidiaries except as set forth in Schedule 3.3(b) to the Disclosure Memorandum, each such share or other equity or ownership interest is owned by the Company or another Subsidiary of the Company, free and clear of any Encumbrance. All of the aforesaid shares or other equity or ownership interests have been issued by the Company or its Subsidiary in compliance with all applicable federal, state and foreign laws. Except as set forth in Schedule 3.3(b) to the Disclosure Memorandum, the Company has not repurchased or redeemed any shares of its Capital Stock since inception of the Company. The Company does not have any right or option to repurchase or redeem any shares of its Capital Stock. The Company has not declared any dividends since its inception.

(c) Other than as set forth on Schedule 3.3 to the Disclosure Memorandum, there are no outstanding rights of first refusal or offer, preemptive rights, options, warrants, conversion rights, other rights or other agreements, either directly or indirectly, for the purchase or acquisition from the Company, any of the Company’s Subsidiaries, or to the Knowledge of the Company, any shareholder of the Company or Subsidiary of the Company, of any shares of the Company’s or any of its Subsidiaries’ capital stock or any securities or instruments convertible into or exchangeable for shares of the Company’s capital stock or any of the Company’s Subsidiaries’ capital stock (collectively, “Stock Purchase Rights”). Other than with respect to the Company Options set forth on Schedule 2.9(a), the Merger and the transactions related thereto will not accelerate or otherwise change the vesting provisions of any Stock Purchase Rights. Other than as set forth on Schedule 3.3 to the Disclosure Memorandum, all Company Stock Options are owned by current employees of the Company. There are no outstanding rights of refusal, rights of first offer, co-sale or tag-along rights, drag-along rights, registration rights or similar rights granted by the Company or any of its Subsidiaries with respect to the Company’s capital stock, any of the Company’s Subsidiaries capital stock, or Stock Purchase Rights.

(d) Other than the Voting Agreement, the Company is not a party or subject to any agreement or understanding, and to the Knowledge of the Company, there is no other agreement or understanding between or among any Persons to which the Company is not a party, that affects or relates to the voting or giving of written consents with respect to any securities of the Company or the voting by any director or shareholder of the Company. The Company has no contractual or other obligation to register any of its presently outstanding securities or any of its securities that may hereafter be issued.

(e) The information contained in the Consideration Spreadsheet will be true and correct as of the Closing Date and the allocation of the merger consideration set forth in the Consideration Spreadsheet will be consistent with the organizational documents of the Company and any applicable Contract.

Section 3.4 Equity Interests. Except for the Subsidiaries listed in Schedule 3.3 to the Disclosure Memorandum, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any liability or obligation of, any Person.

Section 3.5 No Approvals; No Conflicts. Except as described on Schedule 3.5 to the Disclosure Memorandum, the execution, delivery and performance by the Company of this Agreement and the other Operative Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby will not (a) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to the Company or any of its Subsidiaries; (b) require the Company or any of its Subsidiaries to file, seek, or obtain any notice, to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Body in connection with the execution, delivery and performance by the Company of this Agreement and the Operative Documents to which the Company is a party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of the Company or any of its Subsidiaries, except for (i) any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act“), (ii) the filing of the Agreement of Merger as required by applicable Law and (iii) such filings as may be required by any applicable federal or state securities or “blue sky” laws; (c) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person including any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person required to be obtained or made in order to keep any Contract between such Person and the Company or any of its Subsidiaries in effect following the transactions contemplated by this Agreement or to provide that the Company or any of its Subsidiaries is not in breach or violation of any such Contract following the transactions contemplated by this Agreement by reason of the execution and delivery of, or the performance of its obligations under, this Agreement or the Operative Documents to which the Company is a party; (d) result in a default (with or without the giving of notice or lapse of time, or both) under, or acceleration or termination of, or the creation in any Person of the right to accelerate, terminate, modify or cancel, any agreement, lease, note or other restriction, Encumbrance, obligation or liability to which the Company or any of its Subsidiary is a party or by which it is bound or to which any assets of the Company or any of its Subsidiaries are subject, including the Contracts; (e) result in the creation of any Encumbrance on any assets of the Company; (f) conflict with or result in a breach of or constitute a default under any provision of the Charter or the Bylaws of the Company or any of its Subsidiaries; or (g) invalidate or adversely affect any permit, license or authorization used in the conduct of the businesses of the Company or any of its Subsidiaries.

Section 3.6 Financial Statements.

(a) The Company has delivered to Parent true and complete copies of the following financial statements and related materials, which are attached as Schedule 3.6(a) to the Disclosure Memorandum: (i) audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2008, December 31, 2007 and December 31, 2006 and the related audited consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company by PricewaterhouseCoopers or Ernst & Young, LLP (collectively, the “Financial Statements”); (ii) unaudited quarterly financials of the Company and its Subsidiaries for the quarters ended March 31, 2009 and June 30, 2009, including the consolidated balance sheet, statement of income and expense, statement of cash flow and statement of shareholders’ equity of the Company and its Subsidiaries as of March 31, 2009 and June 30, 2009 (the “Quarterly Financials”); and (iii) monthly unaudited financials of the Company and its Subsidiaries for each month of 2009 through June 30, 2009 (the “Interim Financial Statements”), including the unaudited consolidated balance sheet (the “Interim Balance Sheet”), statement of income and expense, statement of cash flow and statement of shareholders’ equity of the Company and its Subsidiaries, as of June 30, 2009. The Company has delivered or made available to Parent true and complete copies of all management letters and other correspondence received from the Company’s independent auditors since January 1, 2006 relating to the foregoing financial statements, accounting controls of the Company and all related matters. The unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2009, together with all related notes and schedules thereto, is herein referred to as the “Company Balance Sheet.” Each of the Financial Statements, the Quarterly Financials, the Interim Financial Statements, and the Interim Balance Sheet (x) are accurate, complete and consistent with the books and records of the Company and its Subsidiaries for the time therein presented; (y) have been prepared in conformity with GAAP on a basis consistent with prior accounting periods, subject in the case of the Quarterly Financials and the Interim Financial Statements to normal year end adjustments which are not material in amount or significance for such periods and except that any unaudited financial statements do not contain required footnotes; and (z) fairly present the consolidated financial position, results of operations and changes in financial position of the Company and its Subsidiaries as of the dates and for the periods indicated therein.

(b) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (accrued, absolute, contingent or otherwise), whether known or unknown, except for any liabilities or obligations (i) that are fully reflected or reserved against in the Interim Balance Sheet, or are not otherwise required to be reflected or reserved against in the Interim Balance Sheet under GAAP, (ii) that will be Transaction Expenses, or (iii) that are or were incurred since the date of the Interim Balance Sheet in the ordinary course of business and consistent with past practice, that were for capital expenditures and are set forth in Schedule 3.6(b) to the Disclosure Memorandum or which otherwise do not exceed $500,000 individually or $1,000,000 in the aggregate. Except as disclosed in the Financial Statements, neither the Company nor any of its Subsidiaries is a guarantor, indemnitor, surety or other obligor of any indebtedness of any other Person. Schedule 3.6(b) to the Disclosure Memorandum sets forth (i) all indebtedness and other similar obligations to the Company or its Subsidiaries of the shareholders, directors, officers or employees of each of the Company and its Subsidiaries, or any of their respective Affiliates, together with all amounts owed by such Persons in respect thereof; and (ii) all outstanding liabilities of each of the Company and its Subsidiaries with respect to any of their current or former shareholders, directors, officers, employees or consultants, or any of their respective Affiliates (other than ordinary course liabilities relating to salary and compensation for the current pay period, reimbursement of travel expenses, and director and officer indemnity agreements otherwise made available to Parent).

(c) Schedule 3.6(c) to the Disclosure Memorandum sets forth all outstanding Debt as of the date of this Agreement, in the aggregate and with respect to each Person entitled to payment of a portion of such Debt (with reference to the Contract pursuant to which such Debt is owed).

(d) The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the Company’s and its Subsidiaries’ obligations are satisfied in a timely manner and as required under the terms of any Contract. The Company has no unremedied significant deficiencies or material weaknesses in the design or operation of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act). Except as otherwise disclosed in the Financial Statements or as required by GAAP, the Company has not made any material change in any method of accounting, accounting practice or policy or any internal control over financial reporting since January 1, 2008.

(e) Neither the Company nor any of its Subsidiaries has identified any incident of fraud since July 1, 2006 that involves any current or former directors, officers or employees of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or who otherwise are within the fifty most highly compensated employees of the Company (or were prior to such employee’s separation from the Company in the case of former employees).

(f) Schedule 3.6(f) to the Disclosure Memorandum lists all services currently being performed, or which have been performed within the last three years, by Ernst & Young, LLP for the Company and any persons currently employed by the Company in any accounting or finance function or position that were employed by Ernst & Young, LLP during the previous three years.

(g) Schedule 3.6(g) to the Disclosure Memorandum lists, and the Company has delivered to Parent copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC) effected by the Company or any of its Subsidiaries since their respective inceptions.

Section 3.7 Absence of Certain Changes or Events. Except for transactions specifically contemplated in this Agreement, since the date of the Company Balance Sheet, (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business and in a manner substantially consistent with past practice (other than, in the case of the conduct of the business of the Company and its subsidiaries after the date hereof, as may be effected by the taking of any action required by this Agreement), (b) neither the Company, nor any of its Subsidiaries, nor any of their respective officers or directors, in their representative capacities on behalf of the Company or any of its Subsidiaries, have taken any action that if taken between the date of this Agreement and the Closing would require the prior written consent of Parent pursuant to Section 5.1, and (c) there has not been a Material Adverse Effect.

Section 3.8 Taxes.

(a) Schedule 3.8(a) to the Disclosure Memorandum sets forth (i) all income Tax Returns filed by or on behalf of the Company and its Subsidiaries with any jurisdiction for which the applicable statute of limitations on assessment and collection has not expired, and (ii) all jurisdictions in which the Company or its Subsidiaries is required to file any income Tax Return, sales and use Tax Return, value added Tax Return, non-United States Tax Return and any other Tax Return that is material (and the type of Tax Return) following the date hereof for the current taxable period or the immediately preceding taxable period, consistent with past practices.

(b) The Company and each of its Subsidiaries (i) has timely filed on or before the applicable due date (taking into account valid extensions of time to file) with each appropriate Governmental Body all Tax Returns required to be filed by or with respect to it, and all such Tax Returns have been properly completed in compliance with applicable legal requirements and are true, correct and complete, and (ii) has fully and timely paid all Taxes required to be paid (whether or not such Taxes have been reflected on any Tax Return). All Taxes for which the Company or its Subsidiaries could be liable attributable to periods ending on or prior to June 30, 2009 were paid prior to that date or are reflected as liabilities for current taxes payable in the Interim Balance Sheet. The Company and its Subsidiaries have no present or contingent liability for Taxes, other than Taxes incurred in the ordinary course of business thereof and reflected as liabilities for current taxes payable on the Interim Balance Sheet or incurred in the ordinary course of business since June 30, 2009 in amounts consistent with prior years (adjusted solely for changes in ordinary course business operations). All Taxes that the Company and its Subsidiaries have been required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid over to the appropriate Governmental Body in compliance with all applicable legal requirements. The Company and its Subsidiaries have complied with all information reporting and record keeping requirements under all applicable Law, including retention and maintenance of required records with respect thereto and all records kept by the Company and its Subsidiaries in compliance with such Law are available for inspection at the premises of the Company on reasonable notice.

(c)(i) Except as set forth on Schedule 3.8(c) to the Disclosure Memorandum, there are no current, pending or threatened Claims by any Governmental Body with respect to Taxes relating to the Company or its Subsidiaries; (ii) no extension or waiver of the limitation period applicable to any Tax Return or the assessment or collection of any Taxes for which the Company or its Subsidiaries could be liable is in effect or has been requested; (iii) all deficiencies claimed, proposed or asserted or assessments made as a result of any examinations by any Governmental Body of the Tax Returns of, or with respect to, the Company or its

Subsidiaries have been fully paid or fully settled, or (1) are specifically described in Schedule 3.8(c)(i) to the Disclosure Memorandum, (2) are being contested in good faith by appropriate proceedings and (3) reserves have been made for such Taxes on the Financial Statements in accordance with GAAP; and (iv) there are no liens for Taxes on any of the assets of the Company or its Subsidiaries, except liens for current Taxes not yet due and payable. Neither the Company nor any of its Subsidiaries (A) is or will be required to include any adjustment in taxable income for any Tax period ending after the Closing Date or in any Tax Return not yet filed pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring, or accounting methods employed, prior to the date of this Agreement; (B) has entered into a transaction that is being accounted for under the installment method of Section 453 of the Code or similar provision of U.S. state, U.S. local or foreign Tax Law, or (C) will be required to recognize taxable income or take into account any other measure of tax that will be reportable in taxable periods beginning on or after the Closing Date that is attributable to a transaction or event that occurred prior to the Closing. No power of attorney that currently is in effect has been granted by the Company or any of its Subsidiaries with respect to any Tax matter.

(d) Neither the Company nor any of its Subsidiaries (i) has been a member of any Affiliated Group that filed or was required to file a consolidated, combined or unitary Tax Return, and (ii) is or will be liable for Taxes (to the extent such Taxes are described in clause (a) or (b) of the definition of Taxes) of any Person (other than its own Taxes) by reason of Contract, agreement, assumption, transferee liability, operation of Law, Treasury Regulations Section 1.1502 6 (or any predecessor or successor thereof or any similar provision of Law) or otherwise.

(e) The Company has delivered or made available to Parent correct and complete copies of all Tax Returns of or with respect to the Company or its Subsidiaries for which the statute of limitations has not expired, all audit reports, all statements of deficiencies assessed against or agreed to by it, and any material elections with respect to Taxes not included in such Tax Returns.

(f) Neither the Company nor any of its Subsidiaries is or has been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract; and neither the Company nor any of its Subsidiaries is a party to or bound by any offer in compromise, closing agreement, gain recognition agreement or other agreement with any Governmental Body with respect to Taxes. No ruling with respect to Taxes has been issued to or with respect to the Company or any of its Subsidiaries by any Governmental Body.

(g) Neither the Company nor any of its Subsidiaries has nexus for any Tax purpose in any jurisdiction other than jurisdictions for which all required Tax Returns have been duly filed, and no Claim has been made by a Governmental Body in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of such Subsidiaries is or may be subject to taxation by that jurisdiction.

(h) Except as disclosed in Section 3.8(h) to the Disclosure Memorandum, neither the Company nor any of its Subsidiaries is a partner of a partnership for any applicable income Tax purposes.

(i) All Options or other rights issued by the Company or any of its Subsidiaries that purport or otherwise were intended to be governed by Sections 421 or 422 of the Code (or similar provisions of state or local Law) satisfied at all relevant times the requirements for qualification under such sections (and, if applicable, such similar provisions). Neither the Company nor any Subsidiary has issued options or other rights intended or purported to be governed by Section 423 of the Code.

(j) Neither the Company nor any of its Subsidiaries has made any payment or payments, or is obligated to make any payment or payments, and is not a party to (or a participating employer in) or bound by any agreement (or Employee Benefit Plan) that has resulted or could result in the imposition on the Company, its Subsidiaries, any Shareholder or Parent of any additional Tax or interest under Section 409A of the Code (or under any similar provision of U.S. state, U.S. local or foreign Tax Law) or has resulted in the imposition on any employee of the Company or its Subsidiaries of any additional Tax or interest under Section 409A of the Code (or under any similar provision of state or local Tax Law).

(k) The Company and each of its Subsidiaries is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(l) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, nor had its stock distributed by another Person within the last two years, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(m) Neither the Company nor any of its Subsidiaries has (i) taken a reporting position on a Tax Return that, if not sustained, would be reasonably likely to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of U.S. state, U.S. local or foreign Tax Law), without regard to any disclosure thereof, or (ii) participated in a reportable transaction (other than a reportable transaction specifically disclosed in a Tax Return previously provided to Parent) or listed transaction within the meaning of Section 1.6011-4(b) of the Treasury Regulations.

(n) No Shareholder holds equity interests in the Company or any of its Subsidiaries that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

Section 3.9 Property.

(a) Neither the Company nor any of its Subsidiaries owns, or has any interest in, any real property other than the leasehold interests described on Schedule 3.9(a) to the Disclosure Memorandum, which contains a complete and accurate list of all real property leased or currently being used by the Company and its Subsidiaries (the “Real Property”). The Company has delivered to Parent true and complete copies of all written leases, subleases, rental agreements, contracts of sale, tenancies or licenses relating to the Real Property and written summaries of the terms of any oral leases, subleases, rental agreements, contracts of sale, tenancies or licenses to which the Real Property is subject.

(b) The Company has delivered to Parent true and complete copies of all leases, subleases, rental agreements, contracts of sale, tenancies or licenses to which any Personal Property with a value in excess of $50,000 is subject.

(c) There are no properties or assets (whether real, personal or mixed, tangible or intangible) reflected in the Interim Balance Sheet (except for such properties or assets sold, used up or disposed of since the date of the Interim Balance Sheet in the ordinary course of business and consistent with past practice) that are not Real Property or Personal Property. Other than the Company Intellectual Property, the Real Property and the Personal Property include all material property used in the businesses of the Company and its Subsidiaries and are sufficient for the conduct of the Company’s and its Subsidiaries’ businesses. The Company’s and its Subsidiaries’ offices and other structures and the Personal Property have been maintained in accordance with generally accepted industry standards and are of a quality consistent with industry standards, are in good operating condition and repair, normal wear and tear excepted, are adequate for the uses to which they are being put, and comply with, and are used by the Company and its Subsidiaries in compliance with, applicable safety and other laws and regulations.

(d) The Company’s and its Subsidiaries’ leasehold interest in each parcel of the Real Property is free and clear of all Encumbrances, except for Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has granted a lease, sublease, tenancy or license of, or entered into any rental agreement or contract of sale with respect to, any portion of the Real Property.

(e) The Personal Property is free and clear of all Encumbrances except for (i) Permitted Encumbrances and (ii) Encumbrances securing Debt that is disclosed in the Financial Statements or Interim Financial Statements, and the Company or its Subsidiaries owns such Personal Property.

Section 3.10 Contracts.

(a) Schedule 3.10(a) to the Disclosure Memorandum contains a complete and accurate list of (each, a “Material Contract”) (i) all Contracts, other than vendor agreements and purchase orders with vendors entered into in the ordinary course of business, to which the Company or any of its Subsidiaries is currently a party or by which the Company or any of its Subsidiaries is currently bound providing for potential payments by or to the Company or any of its Subsidiaries in excess of $250,000 per annum (with Schedule 3.10(a) to the Disclosure Memorandum identifying with respect to each Material Contract each of clauses (i) through (vii) of Section 3.10(c) applicable to such Material Contract, if any), (ii) each Contract relating to the Debt, and (iii) all other Contracts that are material to the Company.

(b) All Contracts to which the Company or any of its Subsidiaries is a party are valid, binding and enforceable in accordance with their terms against the Company or its Subsidiaries, as the case may be, and each other party thereto and are in full force and effect (subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies), the Company or its Subsidiaries, as the case may be, has performed all obligations required to have been performed by it thereunder, and neither the Company, its Subsidiaries, nor to the Knowledge of the Company, any other party thereto is in breach or violation of, or default under (including any such breach, violation or default caused by a violation of a noncompetition, nonsolicitation or exclusivity provision contained therein), nor is there any event that with notice or lapse of time, or both, would constitute a breach, violation or default by the Company, its Subsidiaries, or any other party thereunder, nor has the Company or any of its Subsidiaries received any claim of any such breach, violation or default. There is not now and has not been within the past 24 months any disagreement or dispute with any other party to any Material Contract, nor is there any pending request or process for renegotiation of any Material Contract. Further, there is not now and has not been within the past 24 months any disagreement or dispute of any nature whatsoever with any other party to any Contract having or reasonably likely to have a Material Adverse Effect. True and complete copies of each such written Material Contract (or written summaries of the terms of any such oral Material Contract) have been delivered or been made available to Parent. The Company has no reason to believe that any obligation that remains under any Material Contract cannot be fulfilled by the Company or its Subsidiaries, as the case may be, and has no notice or Knowledge that any party to a Material Contract listed on Schedule 3.10(a) to the Disclosure Memorandum intends to cancel, terminate, refuse to perform or refuse to renew such Material Contract (if such Material Contract is renewable).

(c) Except for the Material Contracts listed in Schedule 3.10(a) to the Disclosure Memorandum, neither the Company nor any of its Subsidiaries has any other Contract:

(i) with a remaining term of greater than one year from the date of this Agreement (which, for purposes of clarity, shall be determined based on the term of the primary subject matter of such Contract, and not incidental obligations such as non-disclosure, post-termination indemnity, etc.) that cannot be canceled by the Company or its Subsidiaries, as the case may be, with no more than 60 days’ notice without liability, penalty or premium (other than non-disclosure agreements);

(ii) with a noncompetition, nonsolicitation, “most-favored-nations” pricing or exclusivity agreement or other arrangement that would prevent, restrict or limit in any way the Company from carrying on its business in any manner or in any geographic location, other than restrictions in Intellectual Property Agreements on the Exploitation of Third Party IP;

(iii) for a joint venture or any other similar arrangement that involves a sharing of profits or revenue with other Persons or that provides for the payment of referral fees or bounties;

(iv) relating to any interest rate, currency or commodity derivatives or hedging transaction;

(v) with any Governmental Body;

(vi) in which the Company or any of its Subsidiaries agrees to provide indemnification that may result in liability in excess of $250,000; and

(vii) granting a power of attorney, agency or similar authority to another Person.

Section 3.11 Suppliers. Schedule 3.11 to the Disclosure Memorandum sets forth a complete and accurate list of the suppliers of the Company and its Subsidiaries from whom (a) the Company has purchased 2.0% or more of the goods or services, including product packaging, purchased by the Company, and (b) any of the Company’s Subsidiaries has purchased 2.0% or more of the goods or services, including product packaging, purchased by such Subsidiary, in each case in the fiscal year ended December 31, 2008, showing the percentage of goods and services purchased by the Company or such Subsidiary from such supplier in that fiscal year. No supplier or other Person named on Schedule 3.11 to the Disclosure Memorandum has during the last 12 months prior to the date of this Agreement decreased or limited materially, or, to the Knowledge of the Company, during the last 12 months prior to the date of this Agreement threatened to decrease or limit materially, its supply of materials or services to the Company or any of its Subsidiaries, as the case may be unless such decrease or limit was requested or specified by the Company. As of the date of this Agreement, the Company has no Knowledge of, and neither the Company nor any of its Subsidiaries has received any notice from the Company’s or its Subsidiaries’ suppliers or partners that would cause the Company or any of its Subsidiaries to expect any material modification to their respective relationship with any suppliers or other Persons named on Schedule 3.11 to the Disclosure Memorandum unless such modification was requested or specified by the Company, nor is there or has there been, as of and prior to the date of this Agreement, any dispute with or Claim by any of the Company’s or any of its Subsidiaries’ suppliers concerning the supply of materials or services to the Company or any of its Subsidiaries, as the case may be.

Section 3.12 Warranties and Returns. Schedule 3.12 to the Disclosure Memorandum sets forth all currently published return policies and warranties with respect to the Company’s and its Subsidiaries’ businesses, products or services, and current policies with respect to returns of products or refunds for products or services in the course of the Company’s and its Subsidiaries’ conduct of business. Schedule 3.12 to the Disclosure Memorandum also discloses the amounts charged to “returns” from the Company’s and its Subsidiaries’ operations on the Company’s and its Subsidiaries’ books and records for the fiscal years ended 2006, 2007 and 2008 and for each month in the Interim Financial Statements. Except as set forth on Schedule 3.12 to the Disclosure Memorandum, neither the Company nor any of its Subsidiaries has made any express warranties in connection with the sale or license of products or services or the performance of services.

Section 3.13 Claims and Legal Proceedings; Government Orders.

(a) There are no Claims pending against the Company or involving the Company or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before or by any Person or that challenge, or seek to prevent, make illegal or enjoin, alter, delay or otherwise interfere with any of the transactions contemplated hereby or by the Operative Documents to which the Company is a party, and there are no pending disagreements or disputes that are reasonably likely to lead to the assertion of such a Claim against the Company or any of its Subsidiaries. There are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which the Company or any of its Subsidiaries is a party. Schedule 3.13 to the Disclosure Memorandum sets forth, in addition to the above-referenced items, a description of any material disputes or Claims that have been settled or resolved by litigation or arbitration during the preceding twenty-four months or which contain continuing or future obligations. To the Knowledge of the Company, there is no proposed order of any Governmental Body that, if issued or otherwise put into effect, (i) would have a Material Adverse Effect or a material adverse effect on the Company’s ability to perform any covenant or obligation under this Agreement or the other Operative Documents to which the Company is a party or (ii) would have the effect of preventing, delaying, making illegal or otherwise interfering with the transactions contemplated by this Agreement or any of the other Operative Documents to which the Company is a party.

(b) To the Knowledge of the Company, (i) no current officer of the Company or any of its Subsidiaries has been the subject of, or convicted in, a criminal proceeding (excluding minor traffic violations), (ii) no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, or a receiver, fiscal agent or similar officer appointed for, any current officer of the Company or any of its Subsidiaries, (iii) no current officer of the Company or any of its Subsidiaries has ever been found by any Governmental Body, in a judgment or finding not subsequently reversed or vacated, to have violated any federal or state laws or regulations and (iv) no current officer of the Company or any of its Subsidiaries is the subject of any order, judgment or decree of, or has entered into an agreement with, any Governmental Body permanently or temporarily enjoining him or her, or otherwise limiting him or her, from engaging in any business, profession or business practice. The Company performs the background checks with respect to each new hire as described on Schedule 3.13(b) to the Disclosure Memorandum.

Section 3.14 Labor and Employment Matters.

(a) There are no material labor and/or employment disputes, employee grievances or disciplinary actions pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries or any of their present or former employees. The Company and each of its Subsidiaries have complied with all provisions of law relating to employment and employment practices, terms and conditions of employment, wages and hours. Neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice and has no liability for any unpaid wages or Taxes or penalties for failure to comply with any such provisions of law. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries have experienced any work stoppage or other labor difficulty during the preceding three years. To the Knowledge of the Company, no employee or independent contractor intends to terminate his or her employment or relationship with the Company. No collective bargaining agreement is binding on the Company or any of its Subsidiaries. There are no organizational efforts presently being made or, to the Knowledge of the Company, threatened by or on behalf of any labor union with respect to employees of the Company or any of its Subsidiaries. Each current and former employee, officer and independent contractor of the Company has executed a nondisclosure and noncompetition agreement in the form provided to Parent. To the Knowledge of the Company no current or former employee or independent contractor (or Person performing similar functions) of the Company is in violation of any such agreement or any employment agreement, patent disclosure agreement, invention assignment agreement, proprietary information agreement or other Contract relating to the relationship of such employee or independent contractor with the Company or actions by such employee or independent contractor on behalf of the Company, or in the case of employees (other than non-management employees who perform call center, customer service or fulfillment center job functions), in violation of any noncompetition agreement.

(b) Schedule 3.14(b) to the Disclosure Memorandum lists (i) the names, titles and current annual compensation amounts of all directors, officers and the fifty most highly compensated employees of the Company and each of its Subsidiaries as of the date of this Agreement; (ii) the wage rates for nonsalaried and nonofficer salaried employees of the Company and each of its Subsidiaries by classification, and all union contracts (if any); (iii) all group insurance programs in effect for employees of the Company and each of its Subsidiaries; (iv) the names and current compensation packages of all independent contractors and consultants of the Company and each of its Subsidiaries; and (v) each employment or consulting Contract to which the Company or any of its Subsidiaries is a party or other Contract to which the Company or any of its Subsidiaries is a party pursuant to which any Person is entitled to compensation or other payments from the Company or any of its Subsidiaries in respect of past or future employment or consulting services provided, or to be provided, to the Company or any of its Subsidiaries by any such Person (other than offer letters on the Company’s standard form which has been made available to Parent). Neither the Company nor any of its Subsidiaries is in default with respect to any of its obligations referred to in the preceding sentence and has no, and will not incur any, obligation or liability for severance or back pay owed through or by virtue of the transactions contemplated hereby. All employees of the Company and its Subsidiaries are employed on an “at will” basis, are eligible to work and are lawfully employed in the United States. Schedule 3.14(b) to the Disclosure Memorandum also lists each state in which the Company or any of its Subsidiaries employs any Person. All Persons who have performed services for the Company or any of its Subsidiaries and have been classified as independent contractors, and all Persons who have performed services for the Company or any of its Subsidiaries in the United States and have been classified as exempt employees not entitled to overtime pay, have been at all times properly classified as such in accordance with all applicable Laws.

Section 3.15 Employee Benefit Plans.

(a) Plan Listing. Schedule 3.15(a) to the Disclosure Memorandum contains a complete and accurate list of all Employee Benefit Plans. Neither the Company nor any of its Subsidiaries has any agreement, arrangement, commitment or obligation, whether formal or informal, whether written or unwritten and whether legally binding or not, to create, enter into or contribute to any additional Employee Benefit Plan, or to modify or amend any existing Employee Benefit Plan. There has been no amendment, interpretation or other announcement (written or oral) by the Company, any of its Subsidiaries, any ERISA Affiliate or any other Person relating to, or change in participation or coverage under, any Employee Benefit Plan that, either alone or together with other such items or events, could increase the expense of maintaining such Employee Benefit Plan (or the Employee Benefit Plans taken as a whole) above the level of expense incurred with respect thereto for the most recent fiscal year included in the Financial Statements. The terms of each Employee Benefit Plan permit the Company, any of its Subsidiaries, or any ERISA Affiliate, as applicable, to amend and terminate such Employee Benefit Plan at any time and for any reason without penalty and without liability or expense.

(b) Provisions of Documents. The Company has delivered to Parent true, correct and complete copies (or, in the case of unwritten Employee Benefit Plans, descriptions) of all the Employee Benefit Plans (and all amendments thereto), along with, to the extent applicable to a particular Employee Benefit Plan, copies of the following: (i) the three most recent annual reports (Form 5500 series) filed with respect to such Employee Benefit Plan; (ii) the most recent summary plan description, and all summaries of modifications related thereto, distributed with respect to such Employee Benefit Plan; (iii) all contracts and agreements (and any amendments thereto) relating to such Employee Benefit Plan, including all trust agreements, investment management agreements, annuity contracts, insurance contracts, bonds, indemnification agreements and service provider agreements; (iv) the most recent determination letter issued by the IRS with respect to such Employee Benefit Plan or, if reliance is permitted under applicable IRS guidance, the favorable opinion letter or advisory letter of the master and prototype or volume submitter plan sponsor of such Employee Benefit Plan; (v) the most recent annual actuarial valuation prepared for such Employee Benefit Plan, if applicable; (vi) all written communications during the last three years relating to the creation, amendment or termination of such Employee Benefit Plan, or an increase or decrease in benefits, acceleration of payments or vesting or other events that could result in liability to the Company, any of its Subsidiaries, or any ERISA Affiliate; (vii) all correspondence to or from any Governmental Body relating to such Employee Benefit Plan; (viii) samples of all administrative forms currently in use with respect to such Employee Benefit Plan, including all COBRA and HIPAA forms and notices; and (ix) all coverage, nondiscrimination, top-heavy and Code Section 415 tests performed with respect to such Employee Benefit Plan for the last three years.

(c) Compliance. With respect to each Employee Benefit Plan: (i) such Employee Benefit Plan was legally established; (ii) such Employee Benefit Plan is, and at all times has been, maintained, administered, operated and funded in all respects in accordance with its terms and in compliance with all applicable requirements of all applicable Law; (iii) the Company, any of its Subsidiaries, each ERISA Affiliate have, at all times, properly performed all their duties and obligations (whether arising by operation of law, by contract or otherwise) under or with respect to such Employee Benefit Plan, including all reporting, disclosure and notification obligations; (iv) all returns, reports (including all Form 5500 series annual reports, together with all schedules and audit reports required with respect thereto), notices, statements, summary plan descriptions and other disclosures relating to such Employee Benefit Plan required to be filed with any Governmental Body or distributed to any participant therein have been properly prepared and duly filed or distributed in a timely manner; (v) none of the Company, any of its Subsidiaries, any ERISA Affiliate or any fiduciary of such Employee Benefit Plan has engaged in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of ERISA or any other applicable law, statute, order, rule or regulation; (vi) no transaction or event has occurred or, to the Knowledge of the Company, is threatened or about to occur (including any of the transactions contemplated in or by this Agreement) that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under

Section 4975 of the Code for which an exemption is not available; and (vii) neither the Company nor any of its Subsidiaries or any ERISA Affiliate has incurred, and there exists no condition or set of circumstances in connection with which the Company, any of its Subsidiaries, any ERISA Affiliate or Parent could incur, directly or indirectly, any liability or expense (except for routine contributions and benefit payments) under ERISA, the Code or any other applicable Law with respect to such Employee Benefit Plan.

(d) Qualification. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, and its related trust or group annuity contract is exempt from taxation under Section 501(i) of the Code. Each such Employee Benefit Plan (ii) is the subject of an unrevoked favorable determination opinion or advisory letter from the IRS with respect to such Employee Benefit Plan’s qualified status under the Code, as amended by that legislation commonly referred to as “GUST” and “EGTRRA” and all subsequent legislation, or (iii) has remaining a period of time under the Code or applicable Treasury Regulations or IRS pronouncements in which to request, and make any amendments necessary to obtain, such a letter from the IRS. Nothing has occurred or is reasonably expected by the Company, any of its Subsidiaries, or any ERISA Affiliate to occur that could adversely affect the qualification or exemption of any such Employee Benefit Plan or its related trust or group annuity contract. No such Employee Benefit Plan is a “top-heavy plan,” as defined in Section 416 of the Code.

(e) Contribution, Premiums and Other Payments. All contributions, premiums and other payments due or required to be paid to (or with respect to) each Employee Benefit Plan have been timely paid, or, if not yet due, have been accrued as a liability on the Company Balance Sheet or in the Company’s or its Subsidiaries’ books and records for periods after the date of the Company Balance Sheet in the ordinary course of business. All Taxes that are required by Law to be withheld from benefits derived under the Employee Benefit Plans have been properly withheld and remitted to the proper depository in a timely manner.

(f) Actions and Investigations. There are no Claims (other than routine Claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to (or against the assets of) any Employee Benefit Plan, nor to the Knowledge of the Company is there a basis for any such Claim. No Employee Benefit Plan is currently under investigation, audit or review, directly or indirectly, by the IRS, DOL or any other Governmental Body, and no such action is contemplated or under consideration by the IRS, DOL or any other Governmental Body.

(g) Pension Plans and Multiple Employer Welfare Agreements. Neither the Company nor any of its Subsidiaries or any ERISA Affiliate sponsors, maintains or contributes to, or has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a “multiemployer plan,” as defined in Section 3(37) or Section 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, or (iv) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA.

(h) Post-Termination Benefits. None of the Company, any of its Subsidiaries, any ERISA Affiliate or any Employee Benefit Plan provides or has any obligation to provide (or contribute toward the cost of) post-employment or post-termination benefits of any kind, including death and medical benefits, with respect to any current or former officer, employee, agent, director or independent contractor of the Company, any of its Subsidiaries, or any ERISA Affiliate, other than (i) continuation coverage mandated by Sections 601 through 608 of ERISA and Section 4980B(f) of the Code, (ii) retirement benefits under any Employee Benefit Plan that is qualified under Section 401(a) of the Code, and (iii) deferred compensation that is accrued as a current liability on the Company Balance Sheet or in the Company’s or its Subsidiaries’ books and records for periods after the date of the Company Balance Sheet. Neither the Company nor any of its Subsidiaries or any ERISA Affiliate has any liability with respect to any Employee Benefit Plan that is funded wholly or partly through an insurance policy or Contract (including a stop-loss policy), in the nature of a retroactive rate adjustment, a loss sharing arrangement or any other actual or contingent liability arising from any event occurring on or before the Closing Date.

(i) Effect of Transactions. Excluding any terms and conditions under the Key Employee retention agreements with Parent or the Surviving Corporation in connection with the Merger, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement and the other Operative Documents (either alone or upon the occurrence of any additional or subsequent event(s)) will (i) entitle any individual to severance pay or any other payment from the Company, any of its Subsidiaries, any ERISA Affiliate, Parent, any of their respective Affiliates or any Employee Benefit Plan, (ii) otherwise increase the amount of compensation due to any individual or forgive indebtedness owed by any individual, (iii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit, under any Employee Benefit Plan, (iv) require the Company, any of its Subsidiaries, any ERISA Affiliate, Parent or any of their respective Affiliates to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual, or (v) result in payments or benefits under any of the Employee Benefit Plans or otherwise that would not be deductible under Section 280G of the Code.

(j) Nonqualified Deferred Compensation Plans. There are no “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code), currently sponsored or maintained by the Company or any ERISA Affiliate (or to which the Company or any of its Subsidiaries or any ERISA Affiliate is a party or in which any of their current or former officers, employees, agents, directors or independent contractors participated).

(k) Leased Employees. Neither the Company nor any of its Subsidiaries or any ERISA Affiliate has received services from any individual who constituted a leased employee of the Company or any of its Subsidiaries or any ERISA Affiliate under Section 414(n) of the Code.

(l) Foreign Plans. Neither the Company nor any of its Subsidiaries has maintained, administered, operated or funded an Employee Benefit Plan mandated by a foreign (i.e., non-United States) Governmental Body or subject to the laws of jurisdiction outside of the United States (“Foreign Plan”).

Section 3.16 Intellectual Property.

(a) Company Intellectual Property. The Company or its Subsidiaries (i) exclusively and solely own free and clear of all Encumbrances or (ii) have sufficient rights to: all Company Intellectual Property and Company Intellectual Property Rights (collectively, the “Company IP”) sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted.

(b) Intellectual Property Agreements. Schedule 3.16(b)(i) to the Disclosure Memorandum lists all license agreements and other Contracts pursuant to which the Company or any Subsidiary thereof has the right to Exploit any Third Party IP (the “Inbound Licenses”) (except Schedule 3.16(b)(i) to the Disclosure Memorandum does not list non-exclusive licenses to Third Party IP granted to the Company or any Subsidiary in the ordinary course of business in written agreements, where the license is merely incidental to the transaction contemplated in such agreement, the commercial purpose of which is something other than such license, such as a sales agreement that includes an incidental license to use the third party’s copyrights or trademarks in advertising and selling the third party’s products (“Incidental Inbound Licenses”) or standard end user license agreements for off-the-shelf software not in excess of $1,000 per seat; although excluded from Schedule 3.16(b)(i) to the Disclosure Memorandum, the Incidental Inbound Licenses and such end use license agreements are included in the definition of Inbound Licenses). Schedule 3.16(b)(ii) to the Disclosure Memorandum also lists all license agreements and other Contracts to which the Company or any Subsidiary thereof is bound and pursuant to which any Person (other than the Company or any Subsidiary thereof) is authorized to Exploit any Company-Owned IP or pursuant to which the Company or any Subsidiary thereof granted any rights under any other Company IP to any third Person (the “Outbound Licenses”) (except Schedule 3.16(b)(ii) to the Disclosure Memorandum does not list non-exclusive licenses to Company-Owned IP granted in the ordinary course of business in written agreements, where the license is merely incidental to the transaction contemplated in such agreement, the commercial purpose of which is something other than such license, such as an agreement to distribute advertisements for the Company that includes an incidental license to use the Company’s trademarks in duplicating and distributing such advertisements (“Incidental Outbound Licenses”); although excluded from Schedule 3.16(b)(ii) to the Disclosure Memorandum, the Incidental Outbound Licenses are included in the definition of Outbound Licenses (Outbound Licenses collectively with the Inbound Licenses, the “Intellectual Property Agreements”). Except as set forth in Schedule 3.16(b)(iii) to the Disclosure Memorandum, the Company or its Subsidiaries own all right, title and interest in and to all Company Owned IP free and clear of all Encumbrances and free and clear of all licenses other than the Outbound Licenses. Except as set forth in Schedule 3.16(b)(iv) to the Disclosure Memorandum, and other than the Intellectual Property Agreements, there are no Contracts governing any Company-Owned IP or Company’s rights relating to any other Company IP. Except as set forth in Schedule 3.16(b)(v) to the Disclosure Memorandum, with respect to the Intellectual Property Agreements: (A) all are binding and enforceable obligations of the Company or its Subsidiary and, to the Knowledge of the Company, the other party(ies) thereto, (B) the Company and its Subsidiaries and, to the Knowledge of the Company, each other party thereto have performed their obligations thereunder, (C) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in default or breach thereunder, (D) there are no restrictions on the transfer or assignment by Company or any Subsidiary thereof of any Intellectual Property Agreement to which Company or such Subsidiary is a party directly, by operation of law or otherwise, which restriction would cause the transactions contemplated herein to in any way impair any rights of Company or any Subsidiary under such Intellectual Property Agreement, and (E) there is no event or circumstance that with notice or lapse of time, or both, would constitute a default or event of default on the part of the Company or any Subsidiary thereof or, to the Knowledge of the Company, any other party thereto, or give to any other party thereto the right to terminate or modify any Intellectual Property Agreement. Except as set forth in Schedule 3.16(b)(vi) to the Disclosure Memorandum, neither the Company nor any Subsidiary thereof has received notice or has any Knowledge that any party to any Intellectual Property Agreement intends to cancel, terminate or refuse to renew (if renewable) an Intellectual Property Agreement, or to exercise or decline to exercise any option or right thereunder. Except as set forth in Schedule 3.16(b)(vii) to the Disclosure Memorandum, neither the Company nor any Subsidiary thereof will, as a result of the execution and delivery of this Agreement or the performance of the Company’s obligations hereunder, lose any rights to Exploit Company IP pursuant to any Intellectual Property Agreement.

(c) No Violation; No Impairment. Neither the execution, delivery nor performance of this Agreement or the other Operative Documents nor the consummation of the transactions contemplated herein and therein will (i) cause the termination of, or give rise to a right of termination of, any Company-Owned IP or Intellectual Property Agreement (other than, as the case may be, standard end user license agreements for off-the-shelf software not in excess of $1,000 per seat) or (ii) impair the right of the Company and its Subsidiaries to Exploit any Company-Owned IP.

(d) Payments. Schedule 3.16(d) to the Disclosure Memorandum accurately lists all Contracts, other than Intellectual Property Agreements, for future royalties, commissions, fees and other payments payable in connection with the Exploitation of the Company IP by the Company or its Subsidiaries.

(e) No Infringement. The Exploitation of the Company IP as used in the business and the conduct of the business, in each case as previously conducted and as currently conducted, (i) do not infringe, violate or misappropriate any intellectual property right of any third Person and (ii) do not and will not constitute unfair competition or unfair trade practices under the laws of any jurisdiction to which the Company or any of its Subsidiaries is subject.

(f) Except as set forth in Schedule 3.16(f) to the Disclosure Memorandum, there is no pending or, to the Knowledge of the Company, threatened Claim contesting the right of the Company or any Subsidiary thereof to Exploit any Company IP, or to conduct the business as previously conducted, or as currently conducted, or contesting the ownership by the Company or any Subsidiary thereof of any Company-Owned IP or the validity or enforceability of any Company-Owned IP. Except as set forth in Schedule 3.16(f) to the Disclosure Memorandum, neither the Company nor any Subsidiary thereof has received any notice or Claim regarding any offer to license Third Party IP allegedly used without authorization, infringed, violated or misappropriated by the Company or any Subsidiary thereof, or otherwise regarding any infringement, misappropriation, or violation of any intellectual property right of a third party by the Company, or any Subsidiary thereof. Neither the Company nor its Subsidiaries has received any oral or written opinions of counsel relating to infringement, invalidity or unenforceability of any Company IP.

(g) Intellectual Property Registrations. Schedule 3.16(g) to the Disclosure Memorandum sets forth all patents and all registrations, applications and applications for registration made by or on behalf of the Company or any Subsidiary thereof of or with respect to any patents, copyrights, trademarks, service marks, domain names and any other Company-Owned IP and all foreign equivalents (collectively, “Company IP Registrations”). Except as set forth on Schedule 3.16(g) to the Disclosure Memorandum, all Company IP Registrations are properly filed and maintained and in full force and effect (other than with respect to abandoned applications that relate solely to Intellectual Property Rights not used by the Company or any of its Subsidiaries in its business as currently conducted), and the Company Intellectual Property Rights that are the subject of any Company IP Registrations are all valid and (with respect to Company Intellectual Property Rights that are the subject of issued Company IP Registrations) enforceable in the applicable jurisdictions. Except as set forth in Schedule 3.16(g) to the Disclosure Memorandum, there are no actions that must be taken by the Company or any Subsidiary thereof within 180 days after the date of this Agreement for the purpose of maintaining, perfecting, preserving or renewing any Company IP Registration. Neither the Company nor any Subsidiary thereof has conducted its business or used or enforced (or failed to use or enforce) the Company IP in a manner that would result in the abandonment, cancellation or unenforceability of any item of the Company IP or the Company IP Registrations. Schedule 3.16(g) to the Disclosure Memorandum also lists all material trademarks, trade names, brand names, service marks, logos or other identifiers and domain names currently used by the Company or any Subsidiary thereof but for which no registration has been sought and all material software and other material works of authorship with respect to which the Company or any Subsidiary thereof owns (solely or jointly with others), or holds any exclusive rights under, any copyright thereto (whether or not registration of such copyright has been granted or sought). The Company and its Subsidiaries have the sole right to prosecute and maintain the Company IP Registrations and to file applications and applications for registration with respect to any Company-Owned IP.

(h) Confidentiality. The Company and its Subsidiaries have all taken appropriate steps, which are, as a whole, not less protective and comprehensive than the steps that would be taken by reasonably prudent business persons operating in the Company’s industry, to protect, preserve and maintain the secrecy and confidentiality of their confidential and proprietary information and data. Without limiting the foregoing, neither the Company nor any Subsidiary thereof has (i) disclosed material confidential or proprietary information to any Person other than an officer, director, employee or consultant of the Company or any Subsidiary thereof, unless such disclosure was under an appropriate written nondisclosure agreement or to a person subject to a fiduciary duty to maintain the confidentiality thereof, or (ii) except as set forth in Schedule 3.16(h) to the Disclosure Memorandum, deposited, disclosed or delivered to any Person outside of the Company or its Subsidiaries, or permitted the deposit, disclosure or delivery to any such Person outside of the Company or its Subsidiaries of, any source code (e.g., human-readable computer programming code) included in the Company IP, other than source code that is (i) licensed to the Company or any Subsidiary in writing under an Open Source License or other nonexclusive license that expressly authorizes such disclosure of such source code, (ii) not material to the Company or its Subsidiaries, and (iii) not included, in whole or part, in the Company-Owned IP (other than with respect to immaterial modifications to such source code made by the Company or any of its Subsidiaries).

(i) Agreements With Employees and Contractors. Each director, officer, employee and independent contractor of the Company or of any Subsidiary thereof who has contributed to the creation or development of any Company IP has executed and delivered to the Company (or a Subsidiary thereof if employed by such Subsidiary) a valid and enforceable assignment of all right, title and interest that such Person may have or may hereafter acquire in or to such Company IP and a waiver of any and all moral rights that such Person may have therein, except for Company IP (i) that was developed by an independent contractor under a written Inbound License that expressly provided that such Company IP would be owned by the independent contractor and licensed such Company IP to the Company or applicable Subsidiary thereof or (ii) developed by an employee that is not covered by the assignment of intellectual property provision of the Company’s standard form of employee assignment of inventions of agreement (a copy of which has been provided to Parent) signed by such employee, such as music licensed by the employee to the Company for public performance on a blog operated or maintained by the Company that the employee composed entirely on the employee’s own time without using the equipment, supplies, facilities, or trade secret information of the Company or any Subsidiary and that neither relates to the business or actual or demonstrably anticipated research or development of the Company or any Subsidiary thereof nor results from any work performed by the employee for the Company or any Subsidiary thereof. Complete and correct copies of the form of each Contract effecting such assignment of Company IP and waiver of moral rights have been delivered to Parent. No current or former director, officer, employee, consultant or contractor has any right, license, Claim, moral right (other than inalienable moral rights that arise under applicable law) or interest whatsoever in or with respect to any Company IP that the Company or any of its Subsidiaries owns or purports to own.

(j) No Violation of Other Agreements. To the Knowledge of the Company, no current or former director, officer, employee or independent contractor of the Company or of any Subsidiary thereof (i) is in violation of any provision or covenant of any employment agreement, invention assignment agreement, nondisclosure agreement, noncompetition agreement or any other Contract with any third Person by virtue of such director’s, officer’s, employee’s or independent contractor’s being employed by, performing services for or serving on the board of directors of the Company or any Subsidiary thereof, (ii) is using or has used any trade secrets or other confidential or proprietary information of any third Person in connection with performing any services for the Company or for any Subsidiary thereof or the development or creation of any Company-Owned IP without the permission of the Company and such third Person, or (iii) has developed or created any Company-Owned IP that is subject to any agreement under which such director, officer, employee, or independent contractor has assigned or otherwise granted any third party any rights in or to such Company-Owned IP. The employment of any current or former employee of the Company or any Subsidiary thereof and the use by the Company or any Subsidiary thereof of any services of any current or former director, officer, or independent contractor have not subjected and do not subject the Company or any Subsidiary thereof to any liability to any third Person for improperly engaging or soliciting such employee, director, officer or independent contractor.

(k) Third Party Infringement. To the Knowledge of the Company, except as set forth in Schedule 3.16(k)(1) to the Disclosure Memorandum, there is no and has been no unauthorized use, unauthorized disclosure, infringement, violation or misappropriation by any third Person of any Company IP owned by or exclusively licensed to the Company or any Subsidiary thereof other than immaterial uses, disclosures, infringements, violations or misappropriations that were reviewed and deemed immaterial by in-house legal counsel for the Company and with respect to which no action was taken (other than such review). Except as set forth in Schedule 3.16(k)(2) to the Disclosure Memorandum, neither the Company nor any Subsidiary thereof has received any notice that any third Person is infringing, violating or misappropriating any part of the Company IP owned by or exclusively licensed to the Company or otherwise making any unauthorized use or disclosure of such Company IP, other than notices of immaterial actual or alleged infringement that were reviewed and deemed immaterial or without merit by in-house legal counsel for the Company and with respect to which no action was taken (other than such review).

(l) Privacy and Data Security. A privacy statement (the “Privacy Statement”) regarding the collection, retention, use and distribution of the personally identifiable information of individuals visiting the websites of the Company or any Subsidiary thereof, is posted and accessible to individuals on each website of the Company or any Subsidiary thereof. The Privacy Statements currently in use are, and all Privacy Statements previously used by the Company or any Subsidiary thereof were at all times while such Privacy Statements were used or in effect, accurate and consistent with the Company’s and its Subsidiaries’ actual practices with respect to the collection, retention, use and disclosure of individuals’ personally identifiable information. The Company and its Subsidiaries (i) comply with the Privacy Statements as applicable to any given set of personally identifiable information collected by the Company or any Subsidiary thereof; (ii) comply with all applicable privacy laws and regulations regarding the collection, retention, use and disclosure of personally identifiable information; (iii) comply with all applicable payment card industry standards regarding data security; and (iv) take appropriate measures to protect and maintain the confidential nature of the personally identifiable information provided to the Company or any Subsidiary thereof by individuals, which measures are, as a whole, not less protective and comprehensive than those that would be taken by reasonably prudent business persons operating in the Company’s industry. The Company and its Subsidiaries have technological and procedural measures in place to protect personal information collected from individuals against loss, theft and unauthorized access or disclosure, which measures are, as a whole, not less protective and comprehensive than those that would be taken by reasonably prudent business persons operating in the Company’s industry. Neither the Company nor any Subsidiary thereof knowingly collects information from or targets children under the age of thirteen. Neither the Company nor any Subsidiary thereof sells, rents or otherwise makes available to third parties any personally identifiable information submitted by individuals, except as clearly and prominently stated in the applicable Privacy Statement. Other than as constrained by the Privacy Statements, by applicable laws and regulations or by any Material Contract disclosed to Parent in Schedule 3.10(a) to the Disclosure Memorandum, neither the Company nor any Subsidiary thereof is restricted in its use and/or distribution of personal information collected by the Company or any Subsidiary thereof. Neither the Company nor any Subsidiary thereof has received any Claims, notices or complaints regarding the Company’s or any of its Subsidiaries’ information practices or the disclosure, retention, or misuse if any personally identifiable information. The Company has described in the Privacy Statement the Company’s and its Subsidiaries’ use of cookies, web beacons and other online tracking technologies, which descriptions are accurate and not misleading.

(m) Open Source Software. Neither the Company nor any Subsidiary thereof has used or otherwise Exploited any Open Source Software in such a way that creates or purports to create obligations of the Company or any Subsidiary thereof on or before the Closing with respect to any Company IP (other than such Open Source Software solely to the extent not included in the Company-Owned IP) or grants or purports to grant to any third Person on or before the Closing any rights or immunities under any Company IP (other than such Open Source Software solely to the extent not included in the Company-Owned IP). Neither the Company nor any of its Subsidiaries has used any Open Source Software that is subject to any Open Source License set forth on Exhibit J or under which an obligation to disclose source code for any software or make such source code available may be triggered by allowing users to interact with such software (in source code or object code form) remotely through a computer network. “Open Source Software” means any software distributed under any license that requires that the software covered by the license or any software incorporated into, based on, derived from or distributed with such software (i) be disclosed, distributed or made available in source code form or (ii) be licensed under the terms of any open source software license (e.g., the BSD License, GNU General Public License and GNU Lesser General Public License) (collectively, “Open Source Licenses”).

(n) Warranty Against Defects. The Company products and services are free from material defects and substantially conform to the applicable warranties for such products and services. The software included in the Company-Owned IP and, to the Knowledge of the Company, all other software included in the Company Intellectual Property does not contain (i) any clock, timer, counter or other limiting or disabling code, design, routine or any viruses, Trojan horses or other disabling or disruptive codes or commands that would cause the Company Intellectual Property contained therein to be erased, made inoperable or rendered incapable of performing in accordance with its performance specifications and descriptions, or otherwise limit or restrict the ability of the Company or any of its Subsidiaries to use the Company Intellectual Property; and (ii) any back doors or other undocumented access mechanism allowing unauthorized access to, and viewing, manipulation, modification or other changes to, the Company Intellectual Property.

(o) Indemnification. Except as expressly stated in Schedule 3.16(o) to the Disclosure Memorandum or as set forth in the Contracts listed on 3.10(a) of the Disclosure Memorandum, neither the Company nor any Subsidiary thereof is obligated to indemnify any Person against any actual or alleged Claim of infringement, misappropriation or violation of any intellectual property right of any third Person. Neither the Company nor any Subsidiary thereof has granted any Person the right (contingent or otherwise) to bring or control any infringement action with respect to, or otherwise to enforce, any of the Company-Owned IP.

(p) Security and Disaster Recovery. The Company and its Subsidiaries have implemented and maintained, consistent with customary industry practices and their obligations to third Persons, security and other measures reasonably adequate to protect computers, networks, software and systems used by the Company or any Subsidiary thereof to store, process or transmit Company Intellectual Property from unauthorized access, use or modification. Schedule 3.16(p) to the Disclosure Memorandum describes in reasonable detail the backup procedures and disaster recovery plans followed and maintained by the Company and its Subsidiaries.

Section 3.17 Corporate Books and Records. The Company has furnished to Parent or its representatives for their examination true and complete copies of (a) the Charter and the Bylaws of the Company and each of its Subsidiaries as currently in full force and effect, including all amendments thereto, (b) the minute books of each of the Company and its Subsidiaries, and (c) the stock transfer books of each of the Company and its Subsidiaries. Such minutes reflect all meetings of the Company’s and each of its Subsidiaries’ shareholders, board of directors and any committees of such board since their respective inception, and such minutes accurately reflect the material events of and material actions taken at such meetings (except to the extent relating to the transaction contemplated hereby, which may be redacted). Such stock transfer books accurately reflect all issuances, transfers and cancellations of shares of capital stock of the Company and each of its Subsidiaries since their respective inceptions.

Section 3.18 Inventory. All items in the inventory (including finished products, supplies, parts and packaging and labeling materials) reflected in the Company Balance Sheet and acquired since the date of the Company Balance Sheet (i) have been valued at the lesser of cost or fair market value determined in accordance with GAAP consistently applied, including the establishment of reserves for obsolete, damaged, slow-moving, defective or excessive inventories and (ii) meet the Company’s and its Subsidiaries’ current specifications, and are of a quality and quantity usable and salable at customary gross margins in the ordinary course of the business of the Company and its Subsidiaries.

Section 3.19 Licenses, Permits, Authorizations, etc. The Company and each of its Subsidiaries has received all governmental approvals, authorizations, consents, licenses, orders, registrations and permits of all agencies, whether federal, state, local or foreign, necessary for the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted. Neither the Company nor any of its Subsidiaries have received any notifications of or have any Knowledge of any asserted present failure by the Company or any of its Subsidiaries to have obtained any such governmental approval, authorization, consent, license, order, registration or permit, or any past and unremedied failure to obtain such items.

Section 3.20 Compliance With Laws. The Company and each of its Subsidiaries is and has been in compliance with all federal, state, local and foreign laws, rules, regulations, ordinances, decrees and orders applicable to it, to its business, operations and employees, or to the Real Property and the Personal Property (including laws prohibiting false, fraudulent, deceptive or misleading advertising or trade practices). Neither the Company nor any of its Subsidiaries has received any notification, nor does the Company have any Knowledge of, any asserted present or past unremedied failure by the Company or its Subsidiaries to comply with any of such laws, rules, regulations, ordinances, decrees or orders.

Section 3.21 Compliance With Environmental Laws.

(a) The Company and each of its Subsidiaries has, to the extent required by applicable Environmental Laws, obtained and is in material compliance with all permits, licenses, approvals or other authorizations necessary for the conduct of its business and use of the Real Property or the Personal Property and has caused all registrations, reports and notifications to be made to all Governmental Bodies with respect to the conduct of its business and use of the Real Property or the Personal Property.

(b) The Company and each of its Subsidiaries is, and at all times prior to the date of this Agreement has been, in compliance with and has not violated, in connection with the ownership, use, maintenance or operation of the Real Property or the Personal Property or the conduct of its business, any Environmental Laws. Neither the Company nor any of its Subsidiaries own, use or store at its facilities any Hazardous Materials (except for cleaning supplies and otherwise in material compliance with all Environmental Laws).

(c) The Company has disclosed in Schedule 3.21(c) to the Disclosure Memorandum all material information in the possession of the Company and its Subsidiaries regarding environmental matters or conditions affecting the Real Property, the Personal Property, the Company’s and its Subsidiaries’ businesses, or compliance or noncompliance of the Real Property or the Personal Property or the conduct of the Company’s and its Subsidiaries’ businesses with any Environmental Laws.

(d) Neither the Company nor any of its Subsidiaries have received any notice, nor does the Company have Knowledge of any notice, and no claim, demand, action or proceeding has been commenced, asserted or, to the Knowledge of the Company, threatened alleging, and no investigation has been commenced, asserted or, to the Knowledge of the Company, threatened alleging, (i) any violation of any Environmental Laws, including any violation with respect to the Real Property, the Personal Property or conduct of the Company’s and its Subsidiaries businesses or (ii) the Company’s and its Subsidiaries’ potential responsibility for the Release of Hazardous Materials at any site.

(e) During the Company’s and its Subsidiaries’ occupation or control thereof, no Release of Hazardous Materials has occurred from, upon, below, into or on the Real Property or any other property. No Release of Hazardous Materials has occurred on any adjacent property that has migrated to, through or under the Real Property during the Company’s and its Subsidiaries’ occupation or control thereof. No Hazardous Materials are present at the Real Property, or during the Company’s and its Subsidiaries’ occupation or control thereof, have been present at any other property, except in compliance with Environmental Laws. Without limiting the foregoing, neither the Company nor any of its Subsidiaries is responsible or liable for the Release of Hazardous Materials at any site.

(f) Neither the Company nor any of its Subsidiaries have generated, transported, treated, stored, handled, disposed of, or arranged for the transportation, treatment, storage, handling or disposal of, any Hazardous Materials that has resulted in or contributed to a violation of any Environmental Laws or a Release of Hazardous Materials at any site prior to the Closing Date.

(g) No tanks used at any time for the storage of any Hazardous Materials above or below ground are present on or at the Real Property. Any tanks previously used for the storage of any Hazardous Materials above or below ground on or at the Real Property that have been removed or closed by any Person were removed and closed in compliance with all laws, including Environmental Laws, in effect at the time of such actions.

Section 3.22 Insurance. Schedule 3.22 to the Disclosure Memorandum sets forth a true and correct list of all insurance policies maintained by the Company or any of its Subsidiaries and includes the policy number, amount of coverage and contact information for each such policy. The Company or its Subsidiaries maintains commercially reasonable levels of (a) insurance on its and its Subsidiaries’ property (including leased premises) that insures against loss or damage by fire or other casualty and (b) insurance against liabilities, claims and risks of a nature and in such amounts as are normal and customary in the Company’s and its Subsidiaries’ industries for companies of similar size and financial condition. All insurance policies of the Company and its Subsidiaries are in full force and effect, all premiums with respect thereto covering all periods up to and including the date this representation is made have been paid to the extent required to be paid, and no notice of cancellation or termination has been received with respect to any such policy or binder. Such policies or binders are sufficient for compliance with all requirements of law currently applicable to the Company and its Subsidiaries and of all agreements to which the Company and its Subsidiaries are a party, will remain in full force and effect through the respective expiration dates of such policies or binders without the payment of additional premiums, and will not in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement. The Company has complied with all Contracts under which the Company or any of its Subsidiaries is required to maintain insurance coverage or to name a Person as an additional insured under any insurance policy of the Company or any of its Subsidiaries. Within the preceding 24 months, neither the Company nor any of its Subsidiaries have been refused any insurance with respect to its assets or operations, nor has its coverage been limited, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance.

Section 3.23 Brokers or Finders. The Company and its Subsidiaries have not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of the Company or any of its Subsidiaries, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby, except for Morgan Stanley & Co. or its Affiliates, the fees and expenses of which shall be Transaction Expenses.

Section 3.24 Absence of Questionable Payments. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees, shareholders or other Person acting on behalf of the Company or any of its Subsidiaries, has used any corporate funds for improper or unlawful contributions, payments, gifts or entertainment, or made any improper or unlawful expenditures relating to political activity to domestic or foreign government officials or others. The Company has reasonable financial controls to prevent such improper or unlawful contributions, payments, gifts, entertainment or expenditures. Neither the Company, nor any of its Subsidiaries, nor any of their respective current directors, officers, agents, employees, shareholders or other Person acting on behalf of the Company or any of its Subsidiaries, has accepted or received any improper or unlawful contributions, payments, gifts or expenditures. The Company and its Subsidiaries have at all times complied, and is in compliance, in all respects with the Foreign Corrupt Practices Act and all foreign laws and regulations relating to prevention of corrupt practices and similar matters.

Section 3.25 Bank Accounts. Schedule 3.25 to the Disclosure Memorandum sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company or any of its Subsidiaries have an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship; (b) a true and complete list of each such account, box or relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company or its Subsidiaries, as applicable, having signatory power with respect thereto; and (c) a list of each Investment Asset held through or in each such account, box and relationship, including the name of the record and beneficial owner thereof, the location of the certificates, if any, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

Section 3.26 Insider Interests. Except as set forth in Schedule 3.26 to the Disclosure Memorandum, no director, officer, or to the Company’s Knowledge, Shareholder, employee or consultant of the Company or any of its Subsidiaries have any interest (other than as a security holder of the Company or any of its Subsidiaries) (a) in any Real Property or Personal Property used in or directly pertaining to the business of the Company or any of its Subsidiaries, including inventions, patents, trademarks or trade names, or (b) in any Contract relating to the Company or any of its Subsidiaries, their present or prospective businesses or their operations. There are no agreements, understandings or proposed transactions between the Company or any of its Subsidiaries and any of their respective directors, officers, or to the Company’s Knowledge, Shareholders, employees, consultants, or Affiliates (or any Affiliates of the foregoing). None of the Company, any of its Subsidiaries, and their respective directors, officers, or to the Company’s Knowledge, employees, consultants, or security holders has any interest, either directly or indirectly, in any entity, including any corporation, partnership, joint venture, proprietorship, firm, licensee, business or association (whether as an employee, officer, director, manager, partner, shareholder, member, agent, independent contractor, security holder, creditor, consultant or otherwise), other than ownership of capital stock comprising less than 1% of any publicly held company, that presently (i) provides any services, produces and/or sells any products or product lines, or engages in any activity that is the same, similar to or competitive with any activity or business in which the Company or any of its Subsidiaries is now engaged or proposes to engage; (ii) is a supplier, customer or creditor of the Company or any of its Subsidiaries; or (iii) has any direct or indirect interest in any asset or property, real or personal, tangible or intangible, of the Company or any of its Subsidiaries or any property, real or personal, tangible or intangible, that is necessary for the present or currently anticipated future conduct of the Company’s and its Subsidiaries’ businesses.

Section 3.27 Full Disclosure.

(a) None of the representations or warranties made by the Company herein (including the Financial Statements, Quarterly Financials, Interim Financial Statements, Interim Balance Sheet, and all information in the Disclosure Memorandum and the other Exhibits hereto or the other Operative Documents), when all such documents are read together in their entirety, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements so made not misleading.

(b) The information supplied by the Company for inclusion in the proxy statement relating to the Shareholder Meeting, or for inclusion in other documents to be filed with the SEC in connection herewith, will not, on the date that the proxy statement is first mailed to Shareholders, or on the date that such other documents are filed with the SEC, contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in the light of the circumstances under which such statements are made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite corporate power and authority to own, operate and lease its properties and assets, to carry on its business as now conducted.

Section 4.2 Enforceability; Due Authority. All corporate action on the part of Parent and Merger Sub and their directors, officers and shareholders necessary for the authorization, execution, delivery and performance of this Agreement and the other Operative Documents to which Parent or Merger Sub are a party, the consummation of the transactions contemplated by this Agreement and the other Operative Documents, and the performance of all Parent’s and Merger Sub’s obligations under this Agreement and the other Operative Documents to which Parent or Merger Sub are a party has been taken. This Agreement has been, and each of the other Operative Documents to which Parent or Merger Sub are a party at the Closing will have been, duly executed and delivered by Parent or Merger Sub, as applicable, and assuming the due authorization, execution and delivery by each of the parties hereto and thereto other than Parent and Merger Sub, this Agreement is, and each of the other Operative Documents to which Parent or Merger Sub is a party will be at the Closing, a legal, valid and binding obligation of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub, as applicable, in accordance with its terms, subject only to the effect, if any, of (x) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (y) rules of law governing specific performance, injunctive relief and other equitable remedies. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Operative Documents to which it is a party, and to consummate the transactions contemplated hereby and thereby.

Section 4.3 No Approvals; No Conflict. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Operative Documents to which Parent or Merger Sub are a party and the consummation of the transactions contemplated hereby and thereby will not (a) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to Parent or Merger Sub; (b) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person including any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person required to be obtained or made in order to keep any Contract between such Person and Parent or Merger Sub in effect following the transactions contemplated by this Agreement or to provide that neither Parent nor Merger Sub is in breach or violation of any such Contract following the transactions contemplated by this Agreement by reason of the execution and delivery of, or the performance of its obligations under, this Agreement or the Operative Documents; (c) result in a default (with or without the giving of notice or lapse of time, or both) under, or acceleration or termination of, or the creation in any Person of the right to accelerate, terminate, modify or cancel, any agreement, lease, note or other restriction, Encumbrance, obligation or liability to which Parent or Merger Sub is a party or by which it is bound or to which any assets of Parent or Merger Sub are subject, including the Contracts; (d) result in the creation of any Encumbrance on any assets of Parent or Merger Sub; (e) conflict with or result in a breach of or constitute a default under any provision of the charter or the bylaws of Parent or Merger Sub; or (f) invalidate or adversely affect any permit, license or authorization used in the conduct of the business of Parent. To the Knowledge of Parent, there is no proposed order of any Governmental Body that, if issued or otherwise put into effect, (i) would have a material adverse effect on the Parent’s ability to perform any covenant or obligation under this Agreement or the other Operative Documents or (ii) would have the effect of preventing, delaying, making illegal or otherwise interfering with the transactions contemplated by this Agreement or any of the other Operative Documents.

Section 4.4 SEC Reports. Parent has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2009 (collectively, “SEC Reports”). As of its filing date or, in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act, its effective date, each SEC Report complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date such SEC Report was filed. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each SEC Report filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. The information, if any, supplied by Parent, Merger Sub or their Affiliates to the Company for inclusion in the proxy statement or other documents to be filed with the SEC in connection herewith will not on the dates that the proxy statement is first mailed to Shareholders contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in the light of the circumstances under which such statements are made.

Section 4.5 Brokers. Except for Lazard Freres & Co. LLC, the fees of which will be paid by Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.6 Parent Common Stock. All shares of Parent Common Stock which may be issued pursuant to the Merger, including upon the exercise of Parent Options issued by Parent hereunder will be, when issued in accordance with the terms hereof and, in the case of Parent Options, thereof, duly authorized, validly issued, fully paid and nonassessable, free and clear of any Encumbrances created by Parent (including restrictions on rights of disposition other than restrictions created under applicable securities laws other than as contained in this Agreement or Parent’s insider trading policies) and not subject to any preemptive rights created by statute, the certificate of incorporation or bylaws of Parent or any Contract to which Parent is a party or by which it is bound.

Section 4.7 No Prior Operation of Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business Prior to the Closing. Between the date of this Agreement and continuing until the earlier of termination of this Agreement and the Closing Date, unless Parent shall otherwise agree in writing (and except to the extent expressly provided otherwise in this Agreement), the business of the Company and its Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice; and the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause each of its Subsidiaries to, preserve substantially intact the business organization and assets of the Company and its Subsidiaries, keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries and preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company or any of its Subsidiaries has significant business relations. By way of amplification and not limitation, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, except as set forth in Schedule 5.1 of the Disclosure Memorandum, neither the Company nor any of its Subsidiaries shall do, or propose to do, directly or indirectly, any of the following without the prior written consent of Parent:

(a) amend or otherwise change its Charter or Bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of or otherwise subject to any Encumbrance (i) any shares of capital stock of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other ownership interest in the Company or any of its Subsidiaries other than (A) issuance of shares of Company Common Stock upon the exercise of Stock Purchase Rights outstanding on the date of this Agreement, (B) grants of Company Stock Options to newly hired employees of the Company with an exercise price equal to the fair market value of the Company’s Common Stock at the time of such grants if the aggregate amount of exercise prices for all such Company Stock Options granted after June 8, 2009 and all other Stock Purchase Rights outstanding on June 8, 2009 do not exceed $35,000,000 and which are otherwise on terms consistent with the Company’s prior grants of Company Stock Options, including that no such grants may provide for acceleration of vesting as a result of the transactions contemplated by this Agreement, (C) issuance of shares of Company Common Stock in connection with Permitted Acquisitions, and (D) issuance of new stock certificates in connection with transfers by Shareholders, provided that such transfers do not violate the Voting Agreement, or (ii) any properties or assets of the Company or any of its Subsidiaries, other than sales or transfers of inventory or accounts receivable in the ordinary course of business consistent with past practice, sales of obsolete or worn out equipment or sales of an immaterial amount of assets that are no longer used in the conduct of the Company’s business, or subjecting such properties or assets to Permitted Encumbrances;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, or make any other payment on or with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Subsidiary of the Company to the Company;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or make any other change with respect to its capital structure;

(e) acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, other than in connection with a Permitted Acquisition, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement;

(f) except for the Merger or in connection with a Permitted Acquisition, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or otherwise alter the Company’s or a Subsidiary’s corporate structure;

(g) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, except in the ordinary course of business consistent with past practice under loan agreements set forth in the Company Disclosure Memorandum; provided, that in no event shall the Company or any of its Subsidiaries (i) incur, assume or guarantee any long-term indebtedness for borrowed money or (ii) make any optional repayment of any indebtedness for borrowed money;

(h) except in the ordinary course of business, enter into, amend, waive, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any of its Subsidiaries’ rights thereunder, or enter into any other Contract other than in the ordinary course of business consistent with past practice;

(i) authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $500,000 or capital expenditures that are, in the aggregate, in excess of $1,000,000 for the Company and its Subsidiaries taken as a whole;

(j) enter into any lease of real or personal property or any renewals thereof involving a term of more than one year or rental obligation exceeding $100,000 per year in any single case and $200,000 in any single year in the aggregate for all such leases;

(k) enter into or amend any employment, consulting or agency Contract, or increase, defer or fail to pay the compensation payable or to become payable to its officers, employees, agents or consultants or grant any severance or termination pay to (other than as required by applicable Law), or enter into any employment or severance Contract (other than for less than $25,000, in the ordinary course of business in connection with employees who are being terminated or who have been terminated) with, any director, officer or employee of the Company, or establish, adopt, enter into, terminate, fail to renew, or amend any Employee Benefit Plan, collective bargaining agreement, Contract, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except for normal merit and cost-of-living increases consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not directors or officers of the Company or any of its Subsidiaries and who receive less than $150,000 in total annual cash compensation from the Company or any of its Subsidiaries, or pay, loan or advance any amount to, any director, officer or employee of the Company or any of its Subsidiaries, or forgive, cancel or defer any indebtedness or waive any claims or rights of material value (including any indebtedness owing by any shareholder, officer, director, employee or Affiliate of the Company);

(l) enter into any Contract with any Related Party of the Company or any of its Subsidiaries;

(m) enter into any Contract relating to or containing any marketing or joint marketing arrangements;

(n) make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

(o) make, revoke or modify any material Tax election, settle or compromise any Tax liability, file any Return other than on a basis consistent with past practice, enter into any agreement with a Governmental Body with respect to Taxes or otherwise enter into a Contract with respect to Taxes;

(p) pay, discharge or satisfy any Claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Company Balance Sheet or subsequently incurred in the ordinary course of business consistent with past practice or in connection with the transactions contemplated by this Agreement;

(q) cancel, compromise, waive or release any right or Claim other than in the ordinary course of business consistent with past practice;

(r) materially change the amount of any insurance coverage;

(s) permit the lapse of any right relating to Intellectual Property currently used in the business of the Company or any of its Subsidiaries or sell, assign, transfer or otherwise Encumber any rights to Exploit Company IP;

(t) except in the ordinary course of business consistent with past practice, accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand;

(u) commence or settle any Claim other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Parent), or (C) for a breach of this Agreement;

(v) amend or otherwise take any action that would permit or cause any Company Option to accelerate in contemplation of or as a consequence of the Merger or the other transactions contemplated by this Agreement;

(w) take any action, or intentionally fail to take any action, that would cause any representation or warranty made by the Company in this Agreement or any Operative Document to be untrue or result in a breach of any covenant made by the Company in this Agreement or any Operative Document such that the conditions set forth in Section 7.3(a) would not be satisfied, or that has or would reasonably be expected to have a Material Adverse Effect; or

(x) enter into any binding agreement, or otherwise make a commitment, to do any of the foregoing.

Section 5.2 Access to Information. Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, the Company and its Subsidiaries shall afford Parent and its officers, directors, principals, employees, advisors, auditors, agents, bankers and other representatives (collectively, “Representatives”) reasonable access (including for inspection) at all reasonable times to the Representatives, properties, offices, plants and other facilities, books and records of the Company and each of its Subsidiaries, and shall furnish Parent (including copies thereof) with financial, operating, Tax and other similar information as Parent may reasonably request. Notwithstanding the foregoing, the Company may restrict the foregoing access to the extent that (a) in the reasonable judgment of the Company, any Law, treaty, rule or regulation of any Governmental Body applicable to the Company requires the Company or its Subsidiaries prohibit access to any such properties or information, (b) in the reasonable judgment of the Company, the information is subject to confidentiality obligations to a third party and disclosure by the Company is not permitted, (c) in the reasonable judgment of the Company, such disclosure would result in disclosure of any trade secrets of third parties and such disclosure by the Company is not permitted, or (d) in the reasonable judgment of the Company, disclosure of any such information or document would result in the loss of the Company’s attorney-client privilege; provided, however, that in the case of each of (a), (b), (c) or (d), Parent and the Company each agree to use commercially reasonable efforts to establish a process that, through use of steps such as targeted redactions, provision of information to counsel to review and summarize for Parent or use of a ‘clean room’ environment for analysis and review of information by joint integration teams in coordination with counsel and the Company, will provide Parent with timely access to the fullest extent possible to the substance of the information described in this Section 5.2 in a manner that allows the Company to comply with applicable law and its confidentiality obligations to third parties or preserve the Company’s attorney-client privilege, as the case may be. All information furnished pursuant to this Section 5.2 shall be subject to the Confidentiality Agreement.

Section 5.3 Exclusivity. The Company agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, the Company shall not, and shall take all action necessary to ensure that none of its Subsidiaries or any of their respective Affiliates and Representatives shall, directly or indirectly (a) solicit, initiate, facilitate, knowingly encourage or accept any proposal or offer that constitutes an Acquisition Proposal or (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or knowingly encourage the submission of, any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. The Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Company shall notify Parent promptly, but in any event within 24 hours, orally and in writing if any such Acquisition Proposal, or any inquiry or other contact with any Person with respect thereto, is made. Any such notice to Parent shall indicate in reasonable detail the identity of the Person making such Acquisition Proposal, inquiry or other contact and the terms and conditions of such Acquisition Proposal, inquiry or other contact, and Company shall provide Parent with a copy of any written proposal. The Company shall not, and shall cause its Subsidiaries not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company or any of its Subsidiaries is a party, without the prior written consent of Parent. For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the Merger): (i) any direct or indirect acquisition, purchase, sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or a portion of the capital stock of the Company or any of its Subsidiaries or any assets of the Company or any of its Subsidiaries (other than inventory to be sold in the ordinary course of business consistent with past practice, sales of obsolete or worn out equipment or sales of an immaterial amount of assets that are no longer used in the conduct of the Company’s business), (ii) any merger, share exchange, consolidation or other business combination relating to the Company or any of its Subsidiaries or (iii) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company or any of its Subsidiaries. Notwithstanding the foregoing, nothing in this Section 5.3 shall prohibit the Company from registering or processing transfers or sales of the Company’s Capital Stock unless such transfers or sales are otherwise prohibited by any Operative Document.

Section 5.4 Shareholder Meeting; Written Consent. As promptly as practicable after the Form S-4 is declared effective under the Securities Act, the Company shall take all action necessary in accordance with California Law and the Company’s Charter and Bylaws to (a) duly call, give notice of, convene and hold a meeting of its Shareholders (the “Shareholder Meeting”) for such Shareholders to consider and vote upon the approval of the Merger and the adoption and approval of this Agreement and the transactions contemplated hereby, including a vote by the holders of each of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock for the Preferred Stock Conversion, or (b) the Company shall seek a vote to approve the Merger and for the adoption and approval of this Agreement and the transactions contemplated hereby, including a vote by the holders of each of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock for the Preferred Stock Conversion via written consent. The Company will, through its Board of Directors, recommend to the Shareholders the adoption and approval of this Agreement and the transactions contemplated hereby, shall not withdraw, modify or change such recommendation, and shall use its best efforts to obtain Company Shareholder Approval.

Section 5.5 Proxy Statement/Form S-4. As promptly as practicable following the date of this Agreement, (a) the Company and Parent shall prepare and file with the SEC a proxy statement in preliminary form and (b) Parent shall prepare and file with the SEC a Registration Statement on Form S-4 (the “Form S-4”), in which the proxy statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company shall use reasonable best efforts to cause the proxy statement to be mailed to the Shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of

Company Capital Stock and rights to acquire Company Capital Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the proxy statement will be made by Parent or the Company, as applicable, without providing the other the opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to any of the Form S-4 or the proxy statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable law, disseminated to the Shareholders.

Section 5.6 Notification of Certain Matters; Supplements to Disclosure Memorandum.

(a) Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, the Company shall give prompt written notice to Parent of (i) the occurrence or non-occurrence of any change, condition or event the occurrence or non-occurrence of which would render any representation or warranty of the Company contained in this Agreement or any Operative Document, if made on or immediately following the date of such event, untrue or inaccurate, (ii) the occurrence of any change, condition or event that has had or is reasonably likely to have a Material Adverse Effect, (iii) any failure of the Company or any of its Subsidiaries or any other Affiliate of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; (iv) the occurrence of any event, or the existence of any condition, that creates a substantial risk of the nonfulfillment of any of the conditions to Parent’s and Merger Sub’s obligations hereunder, (v) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement or the Operative Documents or (vi) any Claim pending or, to the Company’s Knowledge, threatened against a party or the parties relating to the transactions contemplated by this Agreement or the Operative Documents.

(b) At least three Business Days prior to the proposed Closing Date, the Company shall supplement the information set forth on the Disclosure Memorandum with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Disclosure Memorandum or that is necessary to correct any information in the Disclosure Memorandum or in any representation or warranty of the Company which has been rendered inaccurate thereby promptly following discovery thereof. Except as set forth in Section 8.2(a) and Section 8.2(b), no such supplement shall be deemed to cure any breach of any representation or warranty made in this Agreement or any Operative Document or have any effect for purposes of determining the satisfaction of the conditions set forth in Section 7.3, the compliance by the Company with any covenant set forth herein or the indemnification provided for in Section 8.2.

Section 5.7 Takeover Statutes. If any state takeover statute or similar Law shall become applicable to the transactions contemplated by this Agreement or the Operative Documents, the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby or thereby may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise act to eliminate the effects of such statute or regulation on the transactions contemplated hereby or thereby.

Section 5.8 Options; Warrants. Prior to the Effective Time, the Company shall take all commercially reasonable actions to cause or ensure that (a) all of the Company’s warrants shall have been exercised prior to the Effective Time, (b) each Optionholder shall have executed and delivered to Parent an Option Consent in form and substance satisfactory to Parent, (c) Parent’s Board of Directors or Compensation Committee shall be the administrator of the Company Stock Plan, and (d) after the Effective Time, the Company is not bound by any Stock Purchase Right or other equity-based right that would entitle any Person, other than Parent or its Affiliates, to beneficially own, or receive any consideration or other payments other than as contemplated by Section 2.9 in respect of, any capital stock of the Company or the Surviving Corporation. As soon as reasonably practicable following the date of this Agreement and conditional upon the Closing, the Company (and its board of directors) shall take all commercially reasonable actions and/or adopt such resolutions as may be required in order to give effect to and accomplish the transactions contemplated by Section 2.9 and this Section 5.8, including, without limitation, amending the Company Stock Plan (i) if and to the extent necessary and practicable, to reflect the transactions contemplated by this Agreement, including the acceleration and cancellation of the Stock Options set forth on Schedule 2.9 as of the Effective Time, and (ii) to preclude any discretionary, automatic or formulaic grant of any Company Options, Stock Purchase Rights or other equity-based awards thereunder on or after the Closing Date.

Section 5.9 Confidentiality. Each of the parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of any other party to this Agreement in connection with the transactions contemplated hereby pursuant to the terms of the confidentiality agreement dated March 19, 2009 between Parent and the Company (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 5.10 Commercially Reasonable Efforts.

(a) Each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Operative Documents as promptly as practicable, including to (i) obtain from Governmental Bodies and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement and the Operative Documents, (ii) promptly make all necessary filings, and thereafter promptly make any other required submissions, with respect to this Agreement required under the HSR Act or any other applicable Law and (iii) contest and have vacated, lifted, reversed or overturned any order, decree, ruling, judgment, injunction or other action (whether temporary, preliminary or permanent) that is in effect and that enjoins, restrains, conditions, makes illegal or otherwise restricts or prohibits the consummation of the transactions contemplated by this Agreement and the Operative Documents. In furtherance and not in limitation of the foregoing, the Company shall permit Parent reasonably to participate in the defense and settlement of any claim, suit or cause of action relating to this Agreement, the Merger or the other transactions contemplated hereby, and the Company shall not settle or compromise any such claim, suit or cause of action without Parent’s written consent. Notwithstanding anything herein to the contrary, Parent shall not be required by this Section to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (x) require the divestiture of any assets of Parent, the Company or any of their respective Affiliates or (y) limit Parent’s freedom of action with respect to, or its ability to consolidate and control, the Company and its Subsidiaries or any of their assets or businesses or any of Parent’s or its Affiliates’ other assets or businesses.

(b) Without limitation to the provisions of subsection (a) hereof, the Company and its Subsidiaries shall give promptly such notice to third parties and use commercially reasonable efforts to obtain such third party consents and estoppel certificates as are set forth on Schedule 5.10(b). Parent and Merger Sub shall cooperate with and assist the Company and its Subsidiaries in giving such notices and obtaining such consents and estoppel certificates; provided, however, that neither Parent nor Merger Sub shall have any obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or consent to any material change in the terms of any agreement or arrangement that Parent in its sole discretion may reasonably deem adverse to the interests of Parent, Merger Sub or the Company or any of its Subsidiaries.

Section 5.11 Public Announcements. On and after the date hereof and through the Closing Date (including in connection with any termination of this Agreement), the parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and none of the parties shall issue any press release or make any public statement prior to obtaining the other parties’ written approval, which approval shall not be unreasonably withheld, except that no such approval shall be necessary to the extent disclosure may be required by applicable Law, upon advice of counsel or as required by any listing agreement of any party hereto.

Section 5.12 Indemnification.

(a) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable Law, the Charter, the Bylaws or under any indemnification agreements binding on the Company as of the date of this Agreement and furnished or made available to Parent, indemnify and hold harmless the present and former directors and officers of the Company (each, an “Insured Party”) against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation based on the fact that such individual is or was a director or officer of the Company or any of its Subsidiaries and arising out of or pertaining to any action or omission occurring at or prior to the Effective Time (including the transactions contemplated hereby) (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Insured Party to the fullest extent permitted under applicable Law, upon receipt from the Insured Party for whom expenses are paid of any undertaking to repay such amounts required under applicable Law), and Parent will not prohibit the Surviving Corporation from honoring such indemnification obligations and agreements, subject to applicable Law. In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Insured Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and (ii) the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); provided further, that the Surviving Corporation shall not be obligated pursuant to this Section 5.12 to pay the fees and expenses of more than one counsel for all Insured Parties in any single action unless a conflict of interest precludes the effective representation of more than one Insured Party with respect to the applicable claim, action, suit, proceeding or investigation. Furthermore, and notwithstanding the foregoing, the Company may, prior to or in connection with the Closing, purchase a “tail” policy under the Company’s existing directors’ and officers’ insurance policy (the “Tail Policy”), with the cost of such Tail Policy included in the Transaction Expenses. If (x) the Surviving Corporation consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, (y) the Surviving Corporation transfers or conveys a material portion of its properties and assets to any Person, or (z) Parent transfers or conveys all or substantially all of the voting equity securities of the Surviving Corporation to any Person, proper provision shall be made so that the continuing or surviving corporation or entity of such consolidation or merger, or Person to whom such properties and assets or voting equity securities are transferred or conveyed, expressly assumes the obligations set forth in this Section 5.12.

(b) The articles of incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the articles of incorporation and bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of four years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, with respect to acts or omissions occurring prior to the Effective Time, unless such modification shall be required by applicable Law.

Section 5.13 Preferred Stock Conversion. The Company shall take all necessary action to enable the holders of each of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the

Series D Preferred Stock to vote for an automatic conversion of such series of Preferred Stock into Shares immediately prior to the Merger pursuant to Section 3(b)(ii) of the Charter (the “Preferred Stock Conversion”).

Section 5.14 Parent Equity Grants. In order to retain the Company’s employees after consummation of the Merger, Parent is implementing a retention program by which it will make grants of Parent restricted stock units or cash payments equal to approximately $40 million (at least $20 million of which will be broad based grants) to Persons employed by the Company as of the Effective Time, including grants made to Key Employees pursuant to the retention agreements as described in Recital C of this Agreement. Parent and the chief executive officer of the Company will consult regarding the allocation of such grants, but final determination of all such grants will be in Parent’s sole discretion. All grants pursuant to such retention program shall be made in exchange for services to be provided following the Closing and not in exchange for Capital Stock or services provided prior to the Closing.

Section 5.15 Section 280G Notwithstanding anything to the contrary contained in this Agreement, the Company shall use commercially reasonable efforts to ensure that (i) the receipt of any compensation, benefits or amounts that may reasonably be deemed to result in an “excess parachute payment” (within the meaning of Section 280G(c) of the Code) to each person who is a “disqualified individual” with respect to the Company, within the meaning of Section 280G(c) of the Code shall be subject to shareholder approval in accordance with Section 280G(b)(5)(A)(ii) of the Code and the Treasury Regulations thereunder and that (ii) such compensation, benefits or amounts shall not be payable or otherwise inure to the benefit of such person in a manner that will result in such amount being treated as such an “excess parachute payment.” The Company shall have provided to Parent written evidence, in a form reasonably satisfactory to Parent, that the Company has complied with its obligations under this Section 5.15.

Section 5.16 Consideration Spreadsheet. Prior to the Closing the Company shall prepare and deliver to Parent a spreadsheet (the “Consideration Spreadsheet”), certified by the Chief Financial Officer of the Company, that includes the total issued and outstanding Capital Stock of the Company by each class and series, and the total outstanding number of Company Options and any other Stock Purchase Rights outstanding, each as of the Effective Time. Such Consideration Spreadsheet shall set forth for each record and beneficial holder of any shares of Capital Stock, Company Options or Stock Purchase Rights, the number of shares of Capital Stock by series and class, and the number of Company Options or other Stock Purchase Rights owned by each such holder, the number of shares of Parent Common Stock issuable to each such holder pursuant to Section 2.7, the number of shares of Parent Common Stock to be delivered to the Escrow Agent on behalf of such holder pursuant to Section 2.7(f) (stating separately the number of shares to be held in the Indemnity Escrow Fund and the number of shares to be held in the Shareholder Representative Expense Fund), the amount of cash in lieu of fractional shares payable to each such holder pursuant to Section 2.10(e) and the number of Parent Options issuable to such holder upon conversion of Company Options pursuant to Section 2.9.

Section 5.17 New Law. Upon the enactment prior to the Closing Date of a New Law, the Company shall take such actions as reasonably requested by Parent to comply with or challenge such New Law.

ARTICLE VI

TAX MATTERS

Section 6.1 Actions. None of Parent, Merger Sub or the Company shall take any action that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Parent, Sub and the Company shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 6.2 Representation Letters. Each of Parent, Merger Sub and the Company shall deliver on a timely basis to the counsel referred to in Section 7.1(d) the representation letters referred to therein as reasonably requested by such counsel. The parties acknowledge that Parent’s representation letter will include a representation to the effect that, following the Merger, Parent intends to cause the Surviving Corporation to be reincorporated into another state by merger of the Surviving Corporation with and into a newly formed corporation.

Section 6.3 Transfer Taxes. Each Shareholder shall be responsible for all share transfer or similar Taxes imposed on such Shareholder in connection with the Merger.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 General Conditions. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided, that such waiver shall only be effective as to the conditions for the benefit of such party):

(a) No Injunction or Prohibition. No action shall have been taken, or any statute, rule, regulation or order shall have been enacted or deemed applicable to the transactions contemplated by this Agreement, and no temporary or permanent restraining order or preliminary or permanent injunction or other order shall have been issued by, any Governmental Body, that would prohibit the consummation of the transactions contemplated by this Agreement.

(b) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the Operative Documents shall have expired or shall have been terminated.

(c) Approval of Shareholders. Company Shareholder Approval shall have been validly obtained under applicable Law and the Company’s Charter and Bylaws.

(d) Reorganization for Tax Purposes. Parent and the Company shall have received a written opinion from Gibson, Dunn & Crutcher LLP and Fenwick & West LLP, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, it being understood that the issuance of such opinions shall be conditioned upon the accuracy of assumptions referred to therein and on the receipt by such counsel of and reliance on customary representation letters from each of Parent, Merger Sub and the Company, in each case, in form and substance reasonably satisfactory to such counsel and each such representation letter shall be dated on the date of such opinion and shall not have been withdrawn or modified in any material respect, and such opinions shall not have been withdrawn; provided, however, that if either party fails to receive such an opinion (or such opinion has been withdrawn prior to Closing) and counsel for the other party has delivered (and not withdrawn) its opinion, the party that failed to receive such an opinion shall be deemed to have waived this condition and shall be required to rely on the opinion of counsel for the other party, subject to such counsel’s consent.

(e) Registration Statement Effective. The SEC shall have declared the Form S-4 effective. No stop order suspending the effectiveness of the Form S-4 or any part thereof shall have been issued, and no proceeding for such purpose, and no similar proceeding in respect of the proxy statement, shall have been initiated or threatened in writing by the SEC, and all requests for additional information on the part of the SEC shall have been complied with to the reasonably satisfaction of the Company and Parent.

Section 7.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a) Representations, Warranties and Covenants. The representations and warranties of Parent or Merger Sub contained in this Agreement and any Operative Document, taken as a whole, shall be true and correct in all material respects, both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall have been true and correct in all material respects taken as a whole, as of such specified date in each case without giving effect to any limitation or qualification as to “materiality” (including the word “material”), “Material Adverse Effect” or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties. Parent and Merger Sub shall have materially performed all obligations and agreements and materially complied with all covenants and conditions required by this Agreement or any Operative Document to be performed or complied with by them prior to or at the Closing. The Company shall have received from each of Parent and Merger Sub a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer of each of Parent and Sub.

(b) Operative Documents. The Company shall have received an executed counterpart of each of the Operative Documents to which it is a party, signed by each party other than the Company.

(c) Legal Opinion. The Company shall have received a legal opinion from Gibson, Dunn & Crutcher LLP, addressed to the Company and dated the Closing Date as to the matters set forth on Exhibit H-1.

Section 7.3 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Parent in its sole discretion:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company contained in this Agreement and any Operative Document, taken as a whole, shall have been true and correct in all material respects as of the date of this Agreement; provided, however, that any breach or inaccuracy of the representations and warranties of the Company contained in Section 3.1 (Organization) and 3.8 (Taxes) of this Agreement resulting from the failure to collect state sales or use Taxes with respect to sales made in the ordinary course of business and arising out of or resulting from those facts relating thereto disclosed to Parent in the Company’s virtual data-room on or before the date of this Agreement shall be taken into account in determining whether the condition in this Section 7.3(a)(i) is satisfied only to the extent such breach or inaccuracy, individually or in the aggregate with all other breaches or inaccuracies of representations and warranties of the Company, can reasonably be expected to have a Material Adverse Effect; and (ii)(A) the representations and warranties made by the Company in Sections 3.1 (Organization) (but only to the extent the breach or inaccuracy would not have occurred but for the enactment, following the date of this Agreement, of a New Law requiring the Company or a Subsidiary to collect and remit sales and use Taxes in a jurisdiction in which the Company or a Subsidiary was not registered to collect and remit sales and use Taxes prior to the Effective Time), 3.5 (No Approvals; No Conflicts), Section 3.8 (Taxes), 3.10 (Contracts), 3.11 (Suppliers), 3.13 (Claims and Legal Proceedings; Government Orders), 3.16 (Intellectual Property), 3.19 (Licenses, Permits, Authorizations, etc.), 3.20 (Compliance with Laws) and 3.27 (Full Disclosure) (collectively, the “Specified Representations”) shall be true and correct as of the Closing Date as if made on the Closing Date, except where the failure to be so true and correct has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (B) the representations and warranties made by the Company in this Agreement and any Operative Document, taken as a whole, other than the Specified Representations, shall be true and correct in all material respects as of the Closing Date as if made on the Closing Date (except (X) in the case of clauses (i) and (ii), for representations and warranties that were made as of a specified date, which shall have been true and correct in all material respects, taken as a whole, as of such date; and (Y) in each case under clauses (i) and (ii) without giving effect to any limitation or qualification as to “materiality” (including the word “material”), “Material Adverse Effect” or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties). The Company shall have materially performed all obligations and agreements and materially complied with all covenants and conditions required by this Agreement or any Operative Document to be performed or complied with by it prior to or at the Closing. Parent shall have received from the Company a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.

(b) Consents and Approvals. All third party consents to the Merger set forth on Schedule 7.3(b) and all authorizations, consents, orders and approvals from all Governmental Bodies and officials shall have been received and shall be satisfactory in form and substance to Parent in its reasonable discretion.

(c) No Litigation. No Claim shall have been commenced or threatened in writing on behalf of any Governmental Body that, in the reasonable, good faith determination of Parent, is reasonably likely to (i) result in the payment of monetary damages as a result of the consummation of the transactions contemplated by this Agreement or any Operative Document which would not be recoverable from the Indemnity Escrow Fund, (ii) require divestiture of any assets of Parent as a result of the transactions contemplated by this Agreement or the divestiture of any assets of the Company or any of its Subsidiaries, (iii) prohibit or impose limitations on Parent’s ownership or operation of all or a material portion of its or the Company’s business or assets (or those of any of its Subsidiaries or Affiliates) or (iv) impose limitations on the ability of Parent or its Affiliates, or render Parent or its Affiliates unable, effectively to control the business, assets or operations of the Company or its Subsidiaries in any material respect.

(d) Operative Documents. Parent shall have received an executed counterpart of each of the Operative Documents to which it is a party, signed by each party other than Parent or Merger Sub, except as otherwise provided in Section 7.3(l).

(e) Legal Opinion. Parent shall have received a legal opinion from Fenwick & West LLP, addressed to Parent and dated the Closing Date as to the matters set forth on Exhibit H-2.

(f) Certification. The Company shall have delivered a certificate, in form and substance reasonably satisfactory to Parent, no earlier than thirty (30) days prior to the Closing, to the effect that interests in the Company, including the shares of Company Common Stock and Preferred Stock, are not “United States real property interests” within the meaning of Section 897 of the Code.

(g) Resignations. Parent shall have received letters of resignation from the directors of the Company and each of its Subsidiaries.

(h) Schedule of Transaction Expenses. The Company shall have delivered to Parent the Schedule of Expenses.

(i) Third Party Expense Statements and Releases. Parent shall have received from each third party referred to in the Schedule of Expenses a written instrument in form and substance reasonably satisfactory to Parent containing (i) the bill for the aggregate unpaid fees and expenses of such party incurred by the Company as of the Closing Date (and stating the amount of previously paid fees and expenses) that are or may be characterized as Transaction Expenses hereunder and (ii) a statement releasing and discharging Parent, Merger Sub, the Company, the Surviving Corporation and any of their Affiliates from any liability for any Transaction Expenses or amounts thereof not specifically referred to in the Schedule of Expenses, though for purposes of clarity, only for services rendered prior to the Closing.

(j) Maximum Dissenting Shares. Not more than 15% of the total Shares and shares of Preferred Stock collectively outstanding immediately prior to the Effective Time shall be, or have the ability to become, Dissenting Shares.

(k) Non-Competition Agreements. Each of the Non-Competition Agreements shall remain in full force and effect.

(l) Option Consents. Optionholders who in the aggregate hold at least 85% of the Company Options outstanding at the Effective Time shall have delivered an Option Consent.

(m) No Material Adverse Effect. There shall not have occurred since the date of this Agreement a Material Adverse Effect, which is continuing.

(n) Officers. Each of Anthony Hsieh, Alfred Lin and Fred Mossler shall remain employed by the Company in his current position and none shall have indicated he intends to terminate his employment or relationship with the Company.

(o) Consideration Spreadsheet. The Consideration Spreadsheet shall have been delivered to Parent and shall have been certified by the Chief Financial Officer of the Company as being true and correct and Parent shall have approved the accuracy such spreadsheet.

(p) Software. The Company and all of its Subsidiaries shall have (i) completely ceased using or otherwise Exploiting in any way any version of the Gitorious software or any derivative work based thereon, including, without limitation, any version thereof distributed by Shortcut AS under the GNU Affero General Public License and any derivative work based on any such version (collectively, “Gitorious”) and (ii) deleted or destroyed all copies of Gitorious in the possession or under the control of the Company or any Subsidiary thereof and all copies of any other software in the possession or under the control of the Company or any Subsidiary thereof that is subject to any Open Source License under which the Company or any Subsidiary thereof obtained any copy of Gitorious or any rights in or relating to Gitorious; and the Company shall have delivered to Parent the written statement of an authorized of the Company, certifying that the condition specified in this Section 7.3(p) has been fully satisfied in all respects.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties.

(a) From and after the Effective Time, the representations and warranties of the Company, Parent and Merger Sub contained in this Agreement and the Operative Documents and any schedule, certificate or other similar document delivered pursuant hereto or thereto by such parties in connection with the transactions contemplated hereby or thereby shall survive the Closing until 5:00 p.m., Seattle, Washington time on February 28, 2011; provided, however, that: the representations and warranties set forth in Sections 3.2 and 4.2 relating to enforceability and authority, Section 3.3 relating to capitalization, 3.4 relating to equity interests, Section 3.8 relating to Taxes, and Sections 3.23 and 4.5 relating to broker’s fees and finder’s fees (Sections 3.2, 3.3, 3.4, 3.8, 3.23, 4.2 and 4.5 are collectively referred to herein as the “Core Representations”), and any representation in the case of fraud, intentional misrepresentation or intentional breach, shall survive indefinitely.

(b) No party shall have any liability whatsoever with respect to any such representations and warranties unless a claim is made hereunder prior to the expiration of the survival period for such representation and warranty and as set forth herein, in which case such representation and warranty shall survive as to such claim until such claim has been finally resolved.

Section 8.2 Indemnification by the Indemnifying Shareholders and Consenting Optionholders. From and after the Effective Time, the Indemnifying Shareholders and the Consenting Optionholders, severally on a pro rata basis, shall save, defend, indemnify and hold harmless Parent, Merger Sub, the Surviving Corporation and their Affiliates, and the respective Representatives and permitted successors and assigns of each of the foregoing from and against any and all losses, damages, liabilities, deficiencies, Claims, diminution of value, interest, awards, judgments, penalties, costs and expenses (including reasonable outside attorneys’ fees, reasonable costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”), asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to:

(a) any Breach of any representation or warranty made by the Company contained in this Agreement or any Operative Document to which the Company is a party or any schedule, certificate or other similar document delivered pursuant hereto or thereto or any Third Party Claim that if meritorious would have been a breach of any representation or warranty made by the Company contained in this Agreement or any Operative Document to which the Company is a party or any schedule, certificate or other similar document delivered pursuant hereto or thereto (for purposes of determining Losses under this Section 8.2(a), without giving effect to any limitations or qualifications thereto relating to materiality, Material Adverse Effect, or any supplements or updates to the Disclosure Memorandum made after the date hereof other than inclusion in a supplement to the Disclosure Schedule of (i) any of the items set forth on Schedule 8.2(a), and (ii) any matter to which Parent provided its consent pursuant to Section 5.1) or any Breach of the covenant contained in Section 5.6(b);

(b) any Breach of any covenant (other than contained in Section 5.6(b)) or agreement by Company contained in this Agreement or any Operative Document to which the Company is a party or any schedule, certificate or other similar document delivered pursuant hereto or thereto (including as a result of the action or failure to act of the Company or any of its Subsidiaries) or the taking of any action prohibited by Section 5.1 for which Parent did not expressly consent, or any Breach of the Non-Compete by a Key Employee, but only to the extent of shares of Parent Common Stock escrowed on behalf of such breaching Key Employee (for purposes of clarity, such Key Employee’s Breach to be the several obligation of such Key Employee);

(c)(i) any Transaction Expenses charged to Parent, Merger Sub, the Surviving Corporation or the Company that were either not reflected on the Schedule of Expenses or were in excess of $15,000,000, or (ii) any amounts required to be paid to any Shareholder in excess of amounts set forth in the Consideration Spreadsheet;

(d) any amounts required to be paid to holders of Dissenting Shares, including any interest required to be paid thereon, that are in excess of what such Shareholder would have received hereunder had such Shareholder not been a holder of Dissenting Shares, or

(e) without duplication of any amounts indemnified pursuant to Section 8.2(a), any Tax that is a Disclosed Tax (as hereinafter defined) and all Losses related thereto; provided, however, that the indemnity obligation for a Disclosed Tax shall be reduced (but not below zero) by the reserve for such Disclosed Tax that is included as a liability for Taxes in the Interim Balance Sheet, to the extent the reserve was established for the issue that gave rise to such indemnity obligation. For purposes of this Section 8.2(e), a “Disclosed Tax” means a Tax (whether or not stated in terms of amount) that is disclosed as a liability or potential liability, or that could result from one or more issues or potential issues referred to, in Schedule 3.8 of the Disclosure Memorandum, and (without duplication) any Tax that may be imposed as a result of audits referred to in Schedule 3.8 of the Disclosure Memorandum.

From and after the Effective Time, the Indemnifying Shareholders and the Consenting Optionholders shall have no rights of contribution or otherwise from the Company or any Subsidiary of the Company with respect to any indemnification obligations such Indemnifying Shareholders and Consenting Optionholders may have under this Article VIII. Notwithstanding the foregoing, a Breach of a representation in Section 3.1 or Section 3.8 that would not have occurred but for the enactment, following the date of this Agreement, of one or more new Laws requiring the Company or a Subsidiary to collect and remit sales and use Taxes in a jurisdiction in which the Company or a Subsidiary was not registered to collect and remit sales and use Taxes prior to the Effective Time, (“New Law”) shall not give rise to a claim for indemnity pursuant to Section 8.2(a) based on such Breach, it being understood that any Breach of a representation in Section 3.1 or Section 3.8 that would have occurred absent the enactment of such New Law shall continue to give rise to a claim for indemnity pursuant to Section 8.2(a).

Section 8.3 Indemnification by Parent and the Surviving Corporation. From and after the Effective Time, Parent and the Surviving Corporation shall save, defend, indemnify and hold harmless the Indemnifying Shareholders, the Consenting Optionholders and their Affiliates and the respective Representatives, successors and assigns of each of the foregoing from and against any and all Losses asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to:

(a) any Breach of any representation or warranty made by Parent or Merger Sub contained in this Agreement or any Operative Document or any schedule, certificate or other similar document delivered pursuant hereto or thereto (for purposes of determining Losses under this Section 8.3(a), without giving effect to any limitations or qualifications as to materiality, or Material Adverse Effect); and

(b) any Breach of any covenant or agreement by Parent or Merger Sub contained in this Agreement or any Operative Document or any schedule, certificate or other similar document delivered pursuant hereto or thereto.

Section 8.4 Procedures.

(a) In order for a party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Article VIII of this Agreement in respect of, arising out of or involving a Loss or a claim or demand made by any person (including notice of the commencement of any legal proceeding, threat, audit or examination) against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof (which in the case of Parent shall be in the form of an Officer’s Certificate) to the Shareholder Representative, on behalf of the Indemnifying Shareholders and the Consenting Optionholders, or to Parent, as applicable (the “Indemnifying Party”, for avoidance of doubt, the Indemnifying Shareholders and Consenting Optionholders are collectively the “Indemnifying Party” as such term is used in this Agreement and not each individually the “Indemnifying Party”) and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request (but, at a minimum, shall provide the following: (i) the amount of such Losses (which, in the case of Losses not yet incurred or paid may be the maximum amount reasonably likely to be incurred or paid), including a statement of the number of shares of Parent Common Stock representing such claim, and identifying the specific clause or clauses of this Agreement pursuant to which an Indemnified Party is entitled to indemnification, and (ii) specifying in reasonable detail (based upon the information then possessed) the facts and circumstances related to the breach and the individual items of such Losses arising out of, resulting from or in connection with such breach). The failure to provide such notice or any delay in providing it, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure or delay (other than in the event that such notice is provided after the applicable time by which a claim must be made under this Agreement as provided in Section 8.1(b)). If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party against any and all Losses that may result from a Third Party Claim pursuant to the terms of this Agreement (and if such Third Party Claim does not attempt to impose equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder), the Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 15 days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party (which expenses shall not be applied against any indemnity limitation herein) with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense thereof. If the Indemnifying Party does not expressly elect to assume the defense of such Third Party Claim within the time period and otherwise in accordance with the first sentence of this Section 8.4(b), the Indemnified Party shall have the sole right to assume the defense of and to settle such Third Party Claim. If the Indemnifying Party assumes the defense of such Third Party Claim at the Indemnifying Party’s sole cost and expense, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such Indemnified Party’s counsel shall be at the expense of the Indemnified Party unless (i) the employment of such counsel shall have been specifically authorized in writing by the Indemnifying Party or (ii) the named parties to the Third Party Claim (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party reasonably determines that representation by counsel to the Indemnifying Party of both the Indemnifying Party and such Indemnified Party may present such counsel with a conflict of interest. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall, at the Indemnifying Party’s expense, cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party

assumes the defense of any Third Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (A) involves a finding or admission of wrongdoing, (B) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim, (C) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder, or (D) could affect the liability of Parent, the Company or their Affiliates in periods not specifically addressed in such Third Party Claim. The Indemnifying Party shall not be entitled to require that any action be made or brought against any other Person before action is brought or Claim is made against it hereunder by the Indemnified Party.

(b) If any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party (which in the case of Parent shall be in the form of an Officer’s Certificate) and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request (but, at a minimum, shall provide the following: (i) the amount of such Losses (which, in the case of Losses not yet incurred or paid may be the maximum amount reasonably likely to be incurred or paid), and identifying the specific clause or clauses of this Agreement pursuant to which an Indemnified Party is entitled to indemnification, (ii) specifying in reasonable detail (based upon the information then possessed) the facts and circumstances related to the breach and the individual items of such Losses arising out of, resulting from or in connection with such breach). The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to the Indemnified Party or otherwise than pursuant to this Article VIII (other than in the event that such notice is provided after the applicable time by which a claim must be made under this Agreement as provided in Section 8.1(b)). If the Indemnifying Party does not notify the Indemnified Party within twenty days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party hereunder, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party hereunder and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand. If the Indemnifying Party agrees that it has an indemnification obligation but asserts that it is obligated to pay a lesser amount than that claimed by the Indemnified Party, the Indemnifying Party shall pay such lesser amount promptly to the Indemnified Party, without prejudice to or waiver of the Indemnified Party’s claim for the difference, which payment in the case of indemnification pursuant to Section 8.2 shall be made by pro rata and severally by forfeiture of shares of Parent Common Stock held in the Indemnity Escrow Fund and forfeiture of Parent Options by Consenting Optionholders.

(c) At any time on or before the termination of the Indemnity Escrow Fund, upon receipt by the Escrow Agent of a certificate signed by any officer of Parent (an “Officer’s Certificate”): (A) stating that Parent has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Losses, and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, or the basis for such anticipated Liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request (but, at a minimum, shall provide the following: (i) the amount of such Losses (which, in the case of Losses not yet incurred or paid may be the maximum amount reasonably likely to be incurred or paid), including a statement of the number of shares of Parent Common Stock representing such claim, and identifying the specific clause or clauses of this Agreement pursuant to which an Indemnified Party is entitled to indemnification, and (ii) specifying in reasonable detail (based upon the information then possessed) the facts and circumstances related to the breach and the individual items of such Losses arising out of, resulting from or in connection with such breach), the Escrow Agent shall, subject to the provisions of Section 8.4(e) hereof, deliver to Parent out of the Indemnity Escrow Fund, as promptly as practicable, shares of Parent Common Stock held in the Indemnity Escrow Fund having a value, determined in accordance with Section 8.4(d), equal to the amount of such Losses (or in the case of each Consenting Optionholder, to the extent such Consenting Optionholder has not contributed shares into the Indemnity Escrow Fund to cover their respective several obligation for such Losses, Parent shall be entitled to offset such Losses against their respective Parent Options pursuant to the Option Consent).

(d) For the purposes of determining the number of shares of Parent Common Stock to be delivered to Parent out of the Indemnity Escrow Fund pursuant to Section 8.4(c) hereof (or with respect to the Consenting Optionholders, in connection with determining their respective pro rata share of the Losses), the shares of Parent Common Stock shall be valued at Parent Stock Price.

(e) At the time of delivery of any Officer’s Certificate to the Escrow Agent as described in Section 8.4(c), a duplicate copy of such Officer’s Certificate shall be delivered to the Shareholder Representative, and for a period of 20 days after such delivery the Escrow Agent shall make no delivery to Parent of any of the Indemnity Escrow Fund pursuant to Section 8.4(c) hereof unless the Escrow Agent shall have received written authorization from the Shareholder Representative to make such delivery. After the expiration of such 20 day period, the Escrow Agent shall make delivery of shares of Parent Common Stock from the Indemnity Escrow Fund in accordance with Section 8.4(c) hereof, provided that no such payment or delivery may be made if Shareholder Representative shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent and Parent prior to the expiration of such 20 day period.

(f) In case the Shareholder Representative shall timely object in writing to any claim or claims made in any Officer’s Certificate, the Shareholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Shareholder Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and distribute shares of Parent Common Stock from the Escrow Fund in accordance with the terms thereof. If no such agreement can be reached after good faith negotiation, the parties shall resolve any such dispute as provided in Section 10.10.

(g) Notwithstanding the provisions of Section 10.10, each Indemnifying Party hereby consents to the nonexclusive jurisdiction of any court in which a Claim in respect of a Third Party Claim is brought against any Indemnified Party for purposes of any Claim that an Indemnified Party may have under this Agreement with respect to such Claim or the matters alleged therein and agrees that process may be served on each Indemnifying Party with respect to such Claim anywhere.

Section 8.5 Limits on Indemnification.

(a) Notwithstanding anything to the contrary contained in this Agreement:

(i) Deductible. An Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 8.2(a) or Section 8.3(a), as the case may be, unless and until the aggregate amount of Losses which may be recovered from the Indemnifying Party (other than with respect to Breaches of Core Representations or Losses resulting therefrom which shall not be counted towards the Deductible nor subject to the Deductible) equals or exceeds $1,000,000, (the “Deductible”), in which case the Indemnifying Party shall be liable only for the Losses in excess of the Deductible.

(ii) Maximum Liability for Breach of non-Core Representation by Parent. The maximum aggregate amount of Losses which may be recovered by an Indemnified Party arising out of or relating to the causes set forth in Section 8.3(a) (other than a Breach of a Core Representation or arising out of or relating to the untruth or breach of any representation or warranty in the event of fraud, intentional misrepresentation or intentional breach) shall be an amount equal to ten percent (10%) of the Total Merger Consideration.

(iii) Maximum Liability for Breach of Core Representation or Covenant by Parent. The maximum aggregate amount of Losses which may be recovered by an Indemnified Party arising out of or relating to the causes set forth in Section 8.3(a) for a Breach of a Core Representation or under Section 8.3(b) shall be an amount equal to the Total Merger Consideration.

(iv) Maximum Liability for Breach of non-Core Representation or Certain Tax Matters by the Company. The maximum aggregate amount of Losses which may be recovered by an Indemnified Party arising out of or relating to (x) the causes set forth in Section 8.2(a) (other than a Breach of a Core Representation or arising out of or relating to the untruth or breach of any representation or warranty in the event of fraud or intentional misrepresentation), and (y) the untruth or breach of any representation or warranty made in any Core Representation under Section 8.2(a) to the extent such Losses are comprised of state sales or use Taxes with respect to sales made in the ordinary course of business or state income Taxes (as well as any interest and penalties thereon and any investigative and defense costs, including reasonable attorney’s fees, relating thereto), in each case, that the Company or any Subsidiary failed to pay prior to the Closing, shall be an amount equal to, and consisting solely of, the value of:

(A) the shares of Parent Common Stock (based on the Parent Stock Price) in the Indemnity Escrow Fund (including any additional shares as may be issued after the Effective Time with respect to the shares constituting the Indemnity Escrow Amount upon any stock split, stock dividend or recapitalization effected by Parent after the Effective Time), minus

(B) the number of shares of Parent Common Stock (based on the Parent Stock Price) placed in the Indemnity Escrow Fund by holders of shares that were or could have become Dissenting Shares who shall have withdrawn or relinquished their rights as dissenting shareholders and deposited additional shares of Parent Common Stock into the Indemnity Escrow Fund to the extent not distributed pursuant to Section 8.7(b) below), plus

(C) the aggregate number of Parent Options subject to forfeiture pursuant to the terms of all Option Consents.

(v) Maximum Liability for Special Matters by the Company. Subject to the limitations set forth in Section 8.5(a)(iv) with respect to state sales, use and income Taxes, the maximum aggregate amount of Losses which may be recovered by an Indemnified Party arising out of or relating to the Special Matters (other than arising out of or relating to the untruth or breach of any representation or warranty in the event of fraud or intentional misrepresentation) shall be limited to an amount equal to the value of the shares of Parent Common Stock (based on the Parent Stock Price) actually received by all such Indemnifying Shareholders (including shares of Parent Common Stock in the Indemnity Escrow Fund), and all of the Parent Options issued to Consenting Optionholders pursuant to Section 2.9; provided, that with respect to Special Matters, the Indemnified Persons must first seek to recover any Losses to which they are entitled from the Indemnity Escrow Fund and exhaust all amounts in the Indemnity Escrow Fund (after taking into account all other indemnification obligations recoverable from the Indemnity Escrow Fund) before seeking recovery from any Indemnifying Shareholder pursuant to this Agreement.

(vi) Liability for Fraud, Etc. The maximum aggregate amount of Losses which may be recovered by an Indemnified Party arising out of or relating to the untruth or breach of any representation or warranty in the event of fraud or intentional misrepresentation shall not be subject to any limitation.

(vii) Limits on Deductible for Parent. The limits of Sections 8.5(a)(i) shall not apply to Losses arising out of or relating Breach of a Core Representation under Section 8.3(a), any representation or warranty in the event of fraud, intentional misrepresentation or intentional breach by Parent or Merger Sub, or the matters arising under Section 8.3(b).

(viii) Limits on Deductible for the Indemnifying Shareholders and Consenting Optionholders. The limits of Sections 8.5(a)(i), shall not apply to (A) Losses arising out of or relating to the untruth or breach of any representation or warranty made in any Core Representation by the Company under Section 8.2(a), (B) Losses arising out of or relating to the untruth or breach of any representation or warranty in the event of fraud, intentional misrepresentation or intentional breach by the Company or (C) to those items set forth in Sections 8.2(b), (c), (d), or (e) (Sections 8.5(a)(viii)(A), (B) and (C) are collectively, the “Special Matters”).

(ix) Limit on Parent and Surviving Corporation Indemnification to Preserve Reorganization Status. Parent’s indemnity obligations under this Agreement and the Operative Documents shall be reduced to the extent necessary so that the Merger will not to fail to qualify as a reorganization, as defined in Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code, as a result of payments in cash to holders or former holders of Dissenting Shares, if any, and the indemnity obligations of Parent and the Company set forth herein or arising under any other of the Operative Documents. Upon request by Parent following a final determination or agreement that any cash amounts are owed by Parent or the Surviving Corporation to the former shareholders of the Company (other than by reason of Section 2.8), the Shareholder Representative and Parent shall agree in writing upon the amount of the reduction, if any, in such obligation required under this Section 8.5(a)(ix), and Parent and the Surviving Corporation shall be deemed to have satisfied their obligations under this Section 8.5(a)(ix), and shall not be deemed to have breached Section 6.1, by paying such reduced amount.

(b) An Indemnified Party may not make a claim for indemnification under Section 8.2(a) or Section 8.3(a), as the case may be, for breach by the Indemnifying Party of a particular representation or warranty after the expiration of the survival period thereof specified in Section 8.1, except as otherwise provided in such Section.

(c) The amount of any Losses that are subject to indemnification under this Article VIII shall be calculated net of the amount of any insurance proceeds, indemnification payments or contribution payments actually received by Parent, Merger Sub, the Surviving Corporation and their Affiliates, provided that Parent, Merger Sub, the Surviving Corporation and/or their Affiliates shall be under no obligation to seek any such insurance proceeds, indemnification payments or contribution payments.

Section 8.6 Remedies Not Affected by Investigation, Disclosure or Knowledge. Subject to the limitations set forth in this Article VIII, if the transactions contemplated hereby are consummated, Parent expressly reserves the right to seek indemnity or other remedy for any Losses arising out of or relating to any breach of any representation, warranty or covenant contained herein, notwithstanding any investigation by, disclosure to or Knowledge of such party in respect of any fact or circumstance that reveals the occurrence of any such breach, whether before or after the execution and delivery hereof.

Section 8.7 Indemnity Escrow Fund; Shareholder Representative Expense Fund.

(a) If the Merger is consummated, the indemnification provisions in this Article VIII shall be the sole and exclusive remedy for any and all Claims with respect to this Agreement other than in the case of fraud or intentional misrepresentation.

(b) If the Indemnity Escrow Ratio used to calculate the number of shares of Parent Common Stock contributed to the Indemnity Escrow Fund on behalf of the Indemnifying Shareholders is greater than 10% as of the Closing Date, and if between the Closing Date and the thirty day anniversary of the Closing Date any Shareholder who was not an Indemnifying Shareholder as of the Closing Date shall have withdrawn or relinquished his/her/its rights as dissenting shareholders under Chapter 13 of the CGCL in connection with the Merger (a “Relinquishing Shareholder”), Parent agrees that it shall, as soon as commercially practicable after such thirty day anniversary of the Closing Date, instruct the Escrow Agent to deliver to each Indemnifying Shareholder (that was not a Relinquishing Shareholder), a pro rata portion of the shares of Parent Common Stock placed in the Indemnity Escrow Fund by such Relinquishing Shareholders to reflect an Indemnity Escrow Ratio as of the Closing for each such Indemnifying Shareholder as of such thirty day anniversary date of the Closing of: (x) 0.10 multiplied by the ratio of (y) the total number of outstanding shares of Capital Stock of the Company as of immediately prior to the Effective Time on a fully diluted basis (i.e., inclusive of Stock Purchase Rights) divided by that number equal to (1) the total number of outstanding shares of Capital Stock of the Company on a fully diluted basis (i.e., inclusive of Stock

Purchase Rights) minus (2) the total number of issued and outstanding shares of Capital Stock that are dissenting shares in accordance with Chapter 13 of the CGCL as of such thirty day anniversary of the Closing Date. Additionally, as provided in the Option Consent, such Consenting Optionholders shall also be subject to a pro rata reduction in their indemnity obligations under the Option Consent in an amount consistent with the formulation described above to account for any such shares of Parent Common Stock placed in the Indemnity Escrow Fund by such Relinquishing Shareholders.

(c) Promptly, but in any event within five Business Days, after February 28, 2011, Parent shall instruct the Escrow Agent to release all amounts in the Indemnity Escrow Fund in excess of (i) $40 million of Parent Common Stock (valued at the Parent Stock Price), plus (ii) an amount of Parent Common Stock (valued at the Parent Stock Price) equal to any unsatisfied indemnification claims pending that were described in any Officer’s Certificate delivered prior to February 28, 2011 to the Indemnifying Shareholders pro rata in accordance with the contributions made to the Escrow Fund by such Indemnifying Shareholders (as adjusted for any amounts delivered to Parent with respect to a several Breach by any such Indemnifying Shareholder).

(d) Upon the termination of the Indemnity Escrow Fund on the four year anniversary of the Closing Date (or such later date to the extent of pending claims) and otherwise pursuant to the terms of the Escrow Agreement, the Escrow Agent shall deliver any shares of Parent Common Stock remaining in the Indemnity Escrow Fund to the Indemnifying Shareholders. Delivery of such Parent Common Stock (and any amounts earned thereon) to Indemnifying Shareholders shall be made pro rata in accordance with the contributions made to the Escrow Fund by such Indemnifying Shareholders (as adjusted for any amounts delivered to Parent with respect to a several Breach by any such Indemnifying Shareholder). Notwithstanding the foregoing, the Escrow Agent shall make no distributions to Indemnifying Shareholders from the Indemnity Escrow Fund to the extent necessary and shall retain an amount equal to any unsatisfied indemnification claims pending that were described in any Officer’s Certificate delivered prior to the four year anniversary of the Closing Date.

(e) Each Indemnifying Shareholder shall have voting rights with respect to the shares of Parent Common Stock deposited to the Indemnity Escrow Fund and the Shareholder Representative Expense Fund by or on behalf of such Indemnifying Shareholder (and any additional shares as may be issued after the Effective Time with respect to the shares constituting the Indemnity Escrow Amount or the Shareholder Representative Expense Fund Amount upon any stock split, dividend or recapitalization effected by Parent after the Effective Time) unless paid pursuant to an indemnification claim. Each Indemnifying Shareholder shall have the right to receive any cash dividends or distributions made with respect to shares of Parent Common Stock deposited to the Indemnity Escrow Fund and the Shareholder Representative Expense Fund, but any additional shares of Parent Common Stock as may be issued after the Effective Time with respect to the shares constituting the Indemnity Escrow Amount or the Shareholder Representative Expense Fund Amount, in either case, upon any stock split, stock dividend or recapitalization effected by Parent after the Effective Time shall be retained in the Indemnity Escrow Fund, or in the case of the Shareholder Representative Expense Fund, in the Shareholder Representative Expense Fund. For federal income Tax purposes, the Indemnifying Shareholders on whose behalf the Shares of Parent Common Stock in the Indemnity Escrow Fund were deposited will be treated as the owners of such Shares unless and until such Shares are returned to Parent.

(f) Pursuant to the terms of this Agreement and the Escrow Agreement, the shares of Parent Common Stock constituting the Shareholder Representative Expense Fund shall be held in a segregated account by the Escrow Agent and shall be solely available to reimburse the Shareholder Representative for expenses incurred by the Shareholder Representative in performing its duties hereunder (including legal fees and expenses related thereto) and in connection therewith, the Shareholder Representative shall have the authority to instruct the Escrow Agent to liquidate any shares of Parent Common Stock then placed in the Shareholder Representative Expense Fund and to distribute any amounts received upon such liquidation to either the Shareholder Representative personally, or at the instruction of the Shareholder Representative, to any third party providing services to the Shareholder Representative in connection with his obligations hereunder (including legal fees and expenses related thereto, and for purpose of clarity, relating to the defense of third party claims against the Indemnifying Shareholders and Consenting Optionholders). If any shares of Parent Common Stock remain in the Shareholder Representative Expense Fund at such time as the Shareholder Representative reasonably believes that all of his obligations have been satisfied pursuant to the terms of this Agreement and the Escrow Agreement, such shares shall be distributed by the Escrow Agent to the Shareholders based on their pro rata interest therein (as calculated based on the number of shares of Parent Common Stock placed in the Shareholder Representative Expense Fund by each such Indemnifying Shareholder). For federal income Tax purposes, the Shareholders on whose behalf the shares of Parent Common Stock in the Shareholder Representative Expense Fund were deposited will be treated as the owners of such Shares and of any income thereon or proceeds therefrom unless and until such amounts are distributed from the Shareholder Representative Expense Fund to pay expenses as provided in this Agreement and the Escrow Agreement.

(g) Upon any distribution of shares of Parent Common Stock to Indemnifying Shareholders from the Indemnity Escrow Fund or the Shareholder Representative Expense Fund, in lieu of any fractional shares, Indemnifying Shareholders who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock will be paid an amount in cash (without interest) equal to such holder’s respective proportionate interest in the net proceeds from the sale or sales in the open market by the Escrow Agent, on behalf of all such Indemnifying Shareholder, of the aggregate fractional shares of Parent Common Stock which would otherwise be released. Prior to any such release, the Escrow Agent shall determine the excess of (i) the number of shares of Parent Common Stock to be distributed to Indemnifying Shareholders (without excluding fractional shares), over (ii) the aggregate number of whole shares of Parent Common Stock to be distributed to Indemnifying Shareholders (excluding fractional shares) (such excess being collectively called the “Excess Parent Common Stock”). The Escrow Agent, as agent and trustee for the Indemnifying Shareholders, shall as promptly as reasonably practicable sell the Excess Parent Common Stock at the prevailing prices on NASDAQ (or on the principal exchange on which the Parent Common Stock is then traded or quoted). The sales of the Excess Parent Common Stock by the Escrow Agent shall be executed on NASDAQ (or such other exchange) through one or more member firms of NASDAQ (or such other exchange) and shall be executed in round lots to the extent practicable. Until the net proceeds of such sales have been distributed to the Indemnifying Shareholders to whom fractional shares of Parent Common Stock otherwise would have been issued, the Escrow Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to Indemnifying Shareholders in lieu of any fractional shares of Parent Common Stock, the Escrow Agent shall distribute such amounts to such Indemnifying Shareholders.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Parent and the Company

(b)(i) by the Company, if Parent or Merger Sub breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Operative Document and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Company or (ii) by Parent, if the Company breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Operative Document and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3, (B) cannot be or has not been cured within 30 days (or 45 days in the case of a Breach of the representation and warranty contained in Section 3.7(c)) following delivery of written notice of such breach or failure to perform and (C) has not been waived by Parent;

(c)(i) by the Company, if any of the conditions set forth in Section 7.1 or Section 7.2 shall have become incapable of fulfillment prior to December 31, 2009 or (ii) by Parent, if any of the conditions set forth in Section 7.1 or Section 7.3 shall have become incapable of fulfillment prior to December 31, 2009; provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of such condition to be satisfied on or prior to such date, provided, further, that any failure by any Shareholder of the Company to promptly make all necessary filings, and thereafter promptly make any other required submissions, with respect to this Agreement required under the HSR Act or any other applicable Law with respect to such Shareholder’s acquisition of shares of Parent Common Stock in connection with the Merger shall be deemed a failure by the Company for purposes of this Section 9.1(c);

(d) by either the Company or Parent if the Merger shall not have been consummated by December 31, 2009; provided, that the right to terminate this Agreement under this Section 9.1(d) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Merger to be consummated on or prior to such date, provided, further, that any failure by any Shareholder of the Company to promptly make all necessary filings, and thereafter promptly make any other required submissions, with respect to this Agreement required under the HSR Act or any other applicable Law with respect to such Shareholder’s acquisition of shares of Parent Common Stock in connection with the Merger shall be deemed a failure by the Company for purposes of this Section 9.1(d);

(e) by either the Company or Parent in the event that any Governmental Body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, that Parent and Merger Sub (if Parent is so requesting termination) or the Company (if it is so requesting termination), as the case may be, shall have used their commercially reasonable efforts, in accordance with Section 5.10, to have such order, decree, ruling or other action vacated; or

(f) by Parent, if between the date hereof and the Closing, a Material Adverse Effect occurs and has remained continuing for at least 45 days following written notice to the Company by Parent of the existence of a Material Adverse Effect.

The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other party.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except (a) for the provisions of Section 3.23 and Section 4.5 relating to broker’s fees and finder’s fees, Section 5.9 relating to confidentiality, Section 5.11 relating to public announcements, Section 10.1 relating to fees and expenses, Section 10.5 relating to notices, Section 10.8 relating to third-party beneficiaries, Section 10.9 relating to governing law, Section 10.10 relating to submission to jurisdiction and this Section 9.2 and (b) that nothing herein shall relieve either party from liability for any willful Breach of this Agreement prior to termination.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Operative Documents and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided, however, that if the Merger is consummated, all Transaction Expenses shall be paid as provided in this Agreement. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other.

Section 10.2 Amendment and Modification. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Closing Date (notwithstanding any shareholder approval); provided, however, that after approval of the transactions contemplated hereby by the Shareholders, no amendment shall be made which pursuant to applicable Law requires further approval by such Shareholders without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 10.3 Extension. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent permitted by applicable Law, extend the time for the performance of any of the obligations or other acts of the parties. Any agreement on the part of a party to any such extension shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 10.4 Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or any document delivered pursuant hereto or (b) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub or the Surviving Corporation, to:

Amazon.com, Inc.

1200 12th Avenue South, Suite 1200

Seattle, WA 98144-2734

Attention: General Counsel

Facsimile: (206) 266-7010

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

Attention: Peter T. Heilmann

Facsimile: 415-374-8450

(ii) if to Company or the Shareholder Representative, to:

Zappos.com, Inc.

2280 Corporate Circle

Henderson, NV 89074

Attention: Alfred Lin

Facsimile: (702) 943-7778

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention: William R. Schreiber & Kris S. Withrow

Facsimile: 650-938-5200

Section 10.6 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 10.7 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Operative Documents and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof. Notwithstanding any oral agreement or course of action of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

Section 10.8 No Third-Party Beneficiaries. Except as provided in Section 5.12 and Article VIII, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 10.9 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Washington, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Washington.

Section 10.10 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in any Washington State or federal court sitting in King County in the State of Washington (or, if such court lacks subject matter jurisdiction, in any appropriate Washington State or federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Washington, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Washington as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, any claim (a) that it is not personally subject to the jurisdiction of the courts in Washington as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) or (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.11 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of Parent (in the case of an assignment by the Company) or the Company (in the case of an assignment by Parent or Merger Sub), and any such assignment without such prior written consent shall be null and void; provided, however, that Parent or Merger Sub may assign this Agreement to any Affiliate of Parent without the prior consent of the Company; provided further, that no assignment shall limit the assignor’s obligations hereunder (including in connection with any such assignment by Parent and including those transactions specifically contemplated by Section 2.7 and 2.9 hereof, which shall in no way be effected by any such assignment by Parent). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.12 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Washington State or federal court sitting in King County (or, if such court lacks subject matter jurisdiction, in any appropriate Washington State or federal court), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 10.13 Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Operative Document refer to United States dollars, which is the currency used for all purposes in this Agreement and any Operative Document.

Section 10.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.15 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.16 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 10.17 Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

Section 10.18 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.19 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AMAZON.COM, INC.

By:	/s/ PETER KRAWIEC
Name:	Peter Krawiec
Title:	Vice President

ZETA ACQUISITION, INC.

By:	/s/ PETER KRAWIEC
Name:	Peter Krawiec
Title:	Vice President

ZAPPOS.COM, INC.

By:	/s/ ALFRED LIN
Name:	Alfred Lin
Title:	Chairman, COO/CFO

SHAREHOLDER REPRESENTATIVE

By:	/s/ ALFRED LIN
Name:	Alfred Lin

[Signature Page to Agreement and Plan of Merger]

APPENDIX B

CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW

Chapter 13. Dissenters’ Rights

§ 1300. Right to Require Purchase—“Dissenting Shares” and “Dissenting Shareholder” Defined.

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

§ 1301. Demand for Purchase.

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303 and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (A) or (B) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§ 1302. Endorsement of Shares.

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§ 1303. Agreed Price—Time for Payment.

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§ 1304. Dissenter’s Action to Enforce Payment.

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

§ 1305. Appraisers’ Report—Payment—Costs.

(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§ 1306. Dissenting Shareholder’s Status as Creditor.

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

§ 1307. Dividends Paid as Credit Against Payment.

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

§ 1308. Continuing Rights and Privileges of Dissenting Shareholders.

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

§ 1309. Termination of Dissenting Shareholder Status.

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

§ 1310. Suspension of Proceedings for Payment Pending Litigation.

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§ 1311. Exempt Shares.

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

§ 1312. Attacking Validity of Reorganization or Merger.

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

§ 1313. Conversion Deemed to Constitute Reorganization for Purposes of Chapter.

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

APPENDIX C

OPINION OF MORGAN STANLEY & CO. INCORPORATED

July 22, 2009

Board of Directors

Zappos.com, Inc.

2280 Corporate Circle Drive

Henderson, Nevada 89074

Members of the Board:

We understand that Zappos.com, Inc. (the “Company”), Amazon.com, Inc. (the “Buyer”), Zappos Acquisition, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”) and Alfred Lin solely in his capacity as initial shareholder representative, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 21, 2009 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and all of the outstanding shares of (i) the Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), (ii) the Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), (iii) the Series C Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), (iv) the Series D Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”), (v) the Series E Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”), (vi) the Series F Preferred Stock, par value $0.001 per share (the “Series F Preferred Stock” and together with the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock, the “Company Preferred Stock”) and (vi) common stock, par value $0.001 per share (the “Company Common Stock” and, together with the Company Preferred Stock, the “Company Stock”) of the Company, other than shares held in treasury or owned, directly or indirectly by the Company, or any of its Subsidiaries (as defined in the Merger Agreement), the Buyer or Acquisition Sub, or as to which dissenters’ rights have been perfected, will be converted into the right to receive common stock, par value $0.01 per share, of the Buyer (the “Buyer Common Stock”) on the terms and conditions set forth in the Merger Agreement (the “Consideration”). The other terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders, taken as a whole.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

2)	Reviewed certain financial projections for the Company prepared by the management of the Company;

3)	Reviewed certain publicly available financial statements and other business and financial information of the Buyer, and certain publicly available financial projections for the Buyer prepared by research analysts;

4)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Buyer, with senior executives of the Buyer;

6)	Reviewed the reported prices and trading activity for the Buyer Common Stock;

7)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Buyer Common Stock with that of certain other publicly-traded companies comparable to the Company and the Buyer, respectively;

8)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9)	Participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

10)	Reviewed the Merger Agreement and certain related documents; and

11)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer and formed a substantial basis for this opinion. With respect to the Company’s financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. We have relied upon, without independent verification, the assessment by the managements of the Company and the Buyer of: (i) the timing and risks associated with the integration of the Company and the Buyer; (ii) their ability to retain key employees of the Company and the Buyer, respectively and (iii) the validity of, and risks associated with, the Company and the Buyer’s existing and future technologies, intellectual property, products, services and business models. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax, and regulatory advisors with respect to legal, tax, and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons relative to the consideration to be received by the holders of shares of the Company Stock in the transaction. Morgan Stanley also expresses no opinion as to the fairness of the consideration to be received by shareholders in respect of any particular class or series of Company Stock. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. Morgan Stanley may also seek to provide such services to the Buyer in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. As you know, affiliates of Morgan Stanley own approximately 1.6% of the outstanding Company Common Stock on an as-if converted basis.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following announcement or consummation of the Merger and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders, taken as a whole.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ CYNTHIA GAYLOR
Cynthia Gaylor Executive Director

APPENDIX D

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Zappos.com, Inc.

Years ended December 31, 2008 and 2007

Report of Independent Accountants

To the Board of Directors and Shareholders of Zappos.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Zappos.com (the “Company”) and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 23, 2009

ZAPPOS.COM, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	December 31, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$8,590	$6,761
Restricted cash	2,245	1,687
Accounts receivable, net	6,772	8,461
Inventory, net	168,131	161,988
Deferred income taxes	15,890	12,267
Prepaid expenses and other assets	3,253	2,596

Total current assets	204,881	193,760
Property and equipment, net	48,962	44,286
Deferred income taxes	708	3,098
Intangible assets, net	8,646	4,405
Other assets, net	2,075	705

Total assets	$265,272	$246,254

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$69,792	$76,055
Accrued and other liabilities	51,409	28,467
Deferred income taxes	559	527
Accrued sales returns	18,637	16,762
Current portion of loan obligations	4,863	2,747
Current portion of capital lease obligations	1,490	1,051
Revolving line of credit	26,006	29,000

Total current liabilities	172,756	154,609
Deferred rent	1,514	1,883
Deferred income taxes	2,870	3,418
Other long term liabilities	19,935	28,868
Loan obligations, noncurrent	15,777	20,188
Capital lease obligations, noncurrent	1,702	1,809

Total liabilities	214,554	210,775

Stockholders’ equity:
Convertible preferred stock; $0.001 par value; 35,997 authorized, 29,248, and 29,285 issued and outstanding (aggregate liquidation preference—$181,466 and $181,469)	61,465	61,465
Common stock; $0.001 par value; 60,000 authorized, 15,916 and 14,260 issued and outstanding	16	14
Additional paid-in capital	6,557	2,092
Accumulated deficit	(17,320)	(28,092)

Total stockholders’ equity	50,718	35,479

Total liabilities and stockholders’ equity	$265,272	$246,254

See accompanying notes to consolidated financial statements

ZAPPOS.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	For the twelve months ended December 31,
	2008	2007
Net revenues	$635,011	$526,829
Cost of revenues	411,650	333,884

Gross profit	223,361	192,945
Operating expenses:
Sales, marketing and fulfillment	153,285	123,260
General and administrative	23,041	18,962
Product development	25,262	18,224

Total operating expenses	201,588	160,446

Income from operations	21,773	32,499
Interest and other income, net	559	731
Interest benefit (expense) associated with preferred stock warrant	9,670	(10,825)
Other interest expense	(5,825)	(6,930)
Other financing charges	(832)	(335)

Income before provision for income taxes	25,345	15,140
Provision for income taxes	(5,208)	(10,288)

Net income from continuing operations	$20,137	$4,852

Discontinued operations, net of tax	(9,365)	(3,084)

Net income	$10,772	$1,768

See accompanying notes to consolidated financial statements

ZAPPOS.COM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2007	29,285	$61,465	14,089	$14	$745	$124	$(27,657)	$34,691
Net income	—	—	—	—	—	—	1,768	1,768
Net unrealized holding gains on derivative instruments, net of tax	—	—	—	—	—	(124)	—	(124)

Comprehensive income	—	—	—	—	—	—	—	1,644

Exercise of stock options	—	—	671	1	203	—	—	204
Repurchase and retirement of stock	—	—	(500)	(1)	(1,296)	—	(1,703)	(3,000)
Income tax benefit on stock awards	—	—	—	—	443	—	—	443
Cumulative effect of the adoption of FIN No. 48	—	—	—	—	—	—	(500)	(500)
Stock-based compensation	—	—	—	—	1,997	—	—	1,997

Balance at December 31, 2007	29,285	$61,465	14,260	$14	$2,092	$—	$(28,092)	$35,479
Net income	—	—	—	—	—	—	10,772	10,772
Exercise of stock options	—	—	1,727	2	1,682	—	—	1,684
Vested options cancelled through exchange	—	—	(108)	—	(1,402)	—	—	(1,402)
Income tax benefit on stock awards	—	—	—	—	1,301	—	—	1,301
Conversion of preferred stock	(37)	—	37	—	—	—	—	—
Stock-based compensation	—	—	—	—	2,884	—	—	2,884

Balance at December 31, 2008	29,248	$61,465	15,916	$16	$6,557	$—	$(17,320)	$50,718

See accompanying notes to consolidated financial statements

ZAPPOS.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the twelve months ended December 31,
	2008	2007
Operating activities
Net income	$10,772	$1,768
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred financing costs	309	288
Depreciation and amortization	11,481	9,682
Impairment of fixed assets	638	2,133
Asset retirement obligation	59	62
Reserves on returns	1,875	3,813
Provision for bad and doubtful debt	145	63
Provision for excess and obsolete inventory	2,223	2,985
Stock-based compensation	2,884	1,997
Deferred income taxes	(927)	(2,980)
Cumulative effect of the adoption of FIN 48	—	(500)
Loss on disposal of property and equipment	6	350
Change in carrying value of preferred stock warrants	(9,670)	10,825
Changes in operating assets and liabilities:
Credit card and other receivables	1,545	(3,506)
Merchandise inventory	(8,366)	(20,681)
Prepaid expenses and other assets	(2,354)	(1,083)
Accounts payable	(7,443)	16,937
Accrued and other liabilities	22,415	11,494

Net cash provided by operating activities	25,592	33,647

Investing activities
Purchase of property and equipment	(13,471)	(11,108)
Purchase of intangible assets	(4,850)	—
Purchase of 6pm.com intangible assets and inventory	—	(4,000)
Decrease in restricted cash	404	5,714

Net cash used in investing activities	(17,917)	(9,394)

Financing activities
Proceeds from exercise of employee stock options	282	204
Repurchase and retirement of stock	—	(3,000)
Excess tax benefit on stock awards	1,301	443
Increase in restricted cash	(962)	(404)
Borrowings under revolving line of credit	666,333	549,184
Repayment of borrowings under revolving line of credit	(669,327)	(564,965)
Borrowings under loans	271	3,501
Repayment of loan and construction payables	(2,566)	(2,595)
Payment of capital leases	(1,178)	(1,152)

Net cash used in financing activities	(5,846)	(18,784)
Change in cash and cash equivalents	1,829	5,469
Cash and cash equivalents at beginning of year	6,761	1,292

Cash and cash equivalents at end of year	$8,590	$6,761

See accompanying notes to consolidated financial statements

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS

Zappos.com, Inc. (“Zappos,” “we,” “our,” or the “Company”), a California corporation founded in 1999, is an online retailer that sells apparel, shoes, handbags, eyewear, watches, electronics and other products. Among the other value added services we offer our brand partners is our Powered By Zappos program (“PBZ” ™), introduced in 2006. Under PBZ, Zappos designs and operates most, if not all aspects of a retailer’s website, including fulfillment, returns and customer inquiries. Zappos is the seller of record of all merchandise processed through the PBZ program, yet works closely with the retailer to achieve its desired look and feel.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying audited consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions between consolidated entities have been eliminated.

Use of Estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but are not limited to, allowances for doubtful accounts, sales returns, in-bound freight, incentive discount offers, inventory valuation, depreciable lives of fixed assets, income taxes, stock-based compensation, valuation of acquired intangible assets, and contingencies. These estimates and assumptions are based on historical information, information that is currently available to management and on various other assumptions that management of the company believes to be reasonable. Actual results could differ materially from those estimates.

Reclassifications: During the fourth quarter of 2008, the Company discontinued operations in its Nevada and Bowling Green, Kentucky retail stores. The results of operations for those stores have been reclassified from the results of operations from continuing operations to discontinued operations, net of tax. For more information regarding the results of discontinued operations, see Note 12. In the third quarter of 2007 the Company changed its process for tracking of expenses within cost centers. As a result of this change, costs associated with certain functional groups have been reclassified to groups deemed to be more representative of the cost incurred. Total operating expense, net income, and stockholder’s equity were not affected by this reclassification.

Cash and cash equivalents. We classify as cash equivalents all highly liquid investments with remaining maturities of three months or less when purchased.

Restricted cash includes collections held overnight in transit to Wells Fargo Business Credit, Inc. to pay down our revolving line of credit and amounts in escrow under the terms of the 6pm.com asset purchase.

Fair Value of Financial Instruments and Credit Risk: Financial instruments consist principally of cash and cash equivalents, restricted cash, credit card and other receivables, accounts payables, borrowings under the revolving line of credit, loan obligations and capital leases. The estimated fair value of these instruments, except for the borrowings under the revolving line of credit, loan obligations and capital leases, approximates their carrying value due to their short-term nature. The carrying value of borrowings under the revolving line of credit approximates its fair value due to the variable interest rate charged under the facility. The fair value of the loan and capital lease obligations approximates their carrying value because they are calculated using the present value of the future cash flow payments.

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial instruments that subject Zappos to potential risk consist of its cash and cash equivalents, restricted cash, and credit card and other receivables. We manage our risk by maintaining our cash and cash equivalents and restricted cash accounts with highly rated financial institutions. Our credit card and other receivables are substantially derived from credit card purchases from customers, and are typically settled within two to three days. Our exposure to a risk of loss on our credit card and other receivables was approximately $6.8 million and $8.5 million at December 31, 2008 and 2007, respectively.

The Company estimated fair value amounts presented in the consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such fair value estimates are based on pertinent information available to management as of December 31, 2008, and have not been comprehensively revalued for purposes of these consolidated financial statements since such date.

Merchandise Inventory: Inventories, consisting of products available for sale, are accounted for at the lower of cost or market using the specific identification method. This valuation methodology requires us to make judgments based on currently available information about the likely method of disposition, such as through online sales to individual customers, returns to vendors, or liquidations, and the expected recoverable values of each product through anticipated retail center revenue. Based on such evaluation, we adjust the carrying amount of our inventories to lower of cost or market value. Costs of merchandise inventory include inbound freight costs.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as follows:

•	Three years for office equipment, computer hardware and computer equipment, and automobiles.

•	One to three years or license terms for software.

•	Three to seven years for furniture and fixtures and machinery and equipment.

•	The lesser of 15 years or lease term for leasehold improvements.

•	Construction in progress is held on the balance sheet until the project is placed into service. At that time it is depreciated based on its classification.

On retirement or other disposition of property and equipment, the cost and related accumulated depreciation are removed from such asset’s account and the resulting gain or loss, if any, is recognized as a gain or loss on disposition of the asset in operating income or loss in our consolidated statements of operations. Expenditures for maintenance and repairs are charged to expense as incurred.

Capitalized Interest: We capitalized interest expense of $0.1 million and $0.1 million during the years ended December 31, 2008 and 2007, respectively. The capitalized interest relates primarily to construction of equipment and fixtures for the fulfillment centers and retail stores in Kentucky and retail stores in Las Vegas and the implementation of new accounting system software. These amounts are included in “Property and equipment, net” in our consolidated balance sheets and will be depreciated over the useful lives of the related assets once construction is completed.

Internal-Use Software and Website Development: Costs incurred to develop internal-use computer software during the application development stage, including those relating to developing PBZ web sites, are capitalized

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in accordance with AICPA Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). Costs of enhancements to internal-use computer software are also capitalized, provided that such enhancements result in additional functionality.

Derivative Financial Instruments: It is our policy to use derivatives to partially offset our market exposure to fluctuations in interest rates and foreign currencies. During the year ended December 31, 2008, we discontinued our use of foreign currency derivatives. In accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (FASB Statement No. 133), Zappos recognizes derivatives on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. None of our derivative financial instruments are accounted for as hedges and, therefore, changes in the fair value of these instruments are recorded in interest and other income and other interest expense. We do not enter into derivatives for speculative or trading purposes.

Deferred Financing Costs: Zappos capitalized deferred financing costs related to fees paid to its lender in connection with its revolving Line of Credit Agreement (see Note 6) and fees paid in connection with additional financing for fulfillment center equipment and fixtures. These fees on the revolving Line of Credit are amortized ratably over the term of the loans. The fees on the loan for fulfillment center equipment and fixtures are amortized using the effective interest method. Deferred financing costs are included in “Other financing charges” in our consolidated statements of operations. Net short term deferred financing fees of $0.2 million and $0.2 million are included in “Prepaid expenses and other assets” in our consolidated balance sheets at December 31, 2008 and 2007, respectively. Net long term deferred financing fees of $0.1 million and $0.3 million are included in “Other assets” in our consolidated balance sheets at December 31, 2008 and 2007, respectively.

Leases: We account for our lease agreements pursuant to FASB Statement No. 13, Accounting for Leases, which categorizes leases at their inception as either operating or capital leases depending on certain criteria. On certain of our lease agreements, we may receive rent holidays and other incentives. We recognize lease costs on a straight-line basis without regard to such lease incentives. Additionally, incentives we receive are treated as a reduction of our costs over the term of the agreement.

During 2007, we canceled our purchase option on a leased warehouse in Kentucky in exchange for a $1 million payment from the lessor. The option termination payment was recorded as a deferred rent liability and amortized as a reduction of rent expense over the remaining life of the lease.

Revenue Recognition: Revenue is recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. We recognize revenue, net of estimated returns (calculated based on historical experience and current trends), upon delivery of products to customers which is the point at which risk of loss passes to the customers. Revenue from our retail stores is recognized at the point of sale. Revenue for gift certificates is recognized upon redemption of the gift certificates.

We periodically provide promotions to our customers or employees to encourage purchases or to provide the best customer service possible. Such offers include current discount offers, such as percentage discounts off current purchases. Current discount offers, when accepted by our customers, are treated as a reduction to the selling price of the related transaction. Current discount offers are presented as a net amount in “Net revenue” in our consolidated statements of operations.

Revenue is recognized on a gross basis in accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus net as an Agent” because, among other indicators of gross reporting, the Company is

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the primary obligor in its sales arrangements with customers and has general inventory risk before customer orders are placed and upon customer returns. We do not have any drop-ship arrangements with any of our vendors.

Taxes collected from customers that are assessed by taxing authorities are presented on a net basis in accordance with EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).”

Cost of Revenue: Cost of revenue includes the cost of products sold, inbound and outbound freight related to these products, packaging, and return shipping and handling costs, net of any shipping subsidy provided by our vendors.

Vendor Rebates and Allowances: We have agreements to receive cash consideration from certain of our vendors, including rebates and vendor allowances. Amounts received from our vendors in the form of rebates and vendor allowances are treated as a reduction of the prices we pay for their products and, therefore, in accordance with Emerging Issues Task Force (EITF) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” we reflect such amounts as either a reduction of “Cost of revenue” in our consolidated statements of operations, or, if the product inventory is still on hand, as a reduction of the carrying value of inventory. Certain vendor rebates are dependent upon reaching minimum purchase thresholds. We evaluate the likelihood of reaching purchase thresholds using historical information and current year forecasts. When volume rebates can be reasonably estimated, we record a portion of the rebate as we make progress towards the purchase threshold. When we receive direct reimbursements for costs incurred by us in advertising the vendor’s product or service, the amount we receive is recorded as an offset to “Sales, marketing and fulfillment” in our consolidated statements of operations.

Long-Lived Assets: The ability to realize long-lived assets is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. When estimating the fair value of those assets, management uses selected valuation techniques, including techniques based on quoted market prices, prices for similar assets, or other valuation techniques, including estimating the undiscounted value of expected future operating cash flows to determine whether the related long-lived assets are impaired in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Intangible Assets, Net: Intangible assets include intangible assets acquired in conjunction with the purchase of certain 6pm.com assets from eBags, Inc as well as other purchased domain names, including the Clothes.com domain name. When impairment indicators exist, intangible assets are tested for impairment in accordance with FASB Statement No. 142, Accounting for Goodwill and Other Intangible Assets. As of December 31, 2008, no impairment charges have been recorded.

Sales, Marketing and Fulfillment: Sales, marketing, and fulfillment expenses consist primarily of customer loyalty costs, credit card fees, advertising and promotional expenses, fulfillment expenses, rent, depreciation, and payroll related to the customer loyalty, marketing and fulfillment functions.

Advertising costs, of which the majority are reported in “Sales, marketing and fulfillment” in our consolidated statements of operations, are expensed in accordance with the AICPA Statement of Position 93-7, Reporting on Advertising Costs. Advertising production costs are charged to expense the first time the advertisement runs. Online marketing fees and media (television, radio and print) placement costs are expensed as displayed or aired. Agency fees are expensed as incurred. Advertising costs were $72.4 million and $52.5 million during the years ended December 31, 2008 and 2007, respectively.

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

General and Administrative: General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, including finance, tax, legal, corporate IT, human resources, professional fees, litigation costs, and other general corporate costs.

Product Development: Product development expenses consist primarily of expenses associated with forecasting, maintaining and operating the Company’s business, payroll and related expenses for the Company’s merchandising, product information, creative services, engineering and management information systems departments.

Asset Retirement Obligations: The Company recognizes asset retirement obligations in connection with certain of its operating leases in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. We establish assets and liabilities for the present value of estimated future costs to return certain of our leased facilities to their original condition when the liability is incurred. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs.

Stock-Based Compensation: Prior to January 1, 2006, we accounted for stock-based compensation under the intrinsic value method, which followed the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (FASB Statement No. 123). No stock-based employee compensation cost related to stock options was recognized in the consolidated statements of operations prior to January 1, 2006, as all options granted had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123 (revised 2004), Share-Based Payment (FASB Statement No. 123(R)), using the prospective transition method. Under the prospective transition method, share-based compensation cost recognized includes compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated using the Black-Scholes option pricing model. All share-based compensation awards issued prior to January 1, 2006 continue to be accounted for under the intrinsic value method. The Company recognizes compensation expense for stock option awards on a straight-line basis over the requisite service period of the award.

From time to time, the Company issues share-based compensation awards to non-employees for services or goods received. Those awards are measured and recognized using the fair-value method in accordance with FASB Statement 123(R) and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

Income Taxes: Income tax expense includes federal, state, and local taxes. Deferred income tax balances reflect the effect of temporary differences between the carrying amounts of assets and liabilities and their tax bases, and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

FASB Statement No. 109, Accounting for Income Taxes (FASB Statement No. 109), requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience and expectations of future taxable income by taxing jurisdiction, the carryforward periods available to us for tax reporting purposes, and other relevant factors.

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN No. 48 contains a two-step approach to recognizing and measuring uncertain tax positions in accordance with FASB Statement No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Discontinued Operations: For purposes of reporting discontinued operations, the Company has determined that the individual retail store level is a component within the context of FASB Statement No. 144. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. During the fourth quarter of 2008, the Company evaluated the results of operations of its closed retail stores both quantitatively and qualitatively to determine if the results of operations should be reported as discontinued operations. The Company referred to the guidance in EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” when making that determination.

Contract Termination Costs: The Company accounts for contract termination costs in accordance with FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FASB Statement No. 146). Costs to terminate operating leases include costs to terminate the contracts before the end of its term and costs that will continue to be incurred under the contract for its remaining term without economic benefit to the Company. The Company recognizes a liability for costs to terminate operating lease contracts before the end of their terms at fair value when the Company terminates the contract in accordance with the contract terms. It recognizes a liability for costs that will continue to be incurred under those contracts for their remaining terms without economic benefit to the Company at fair value at the cease-use date. For operating leases, the fair value of the liability at the cease-use date is determined based on remaining lease rentals and other associated costs, reduced by estimated sublease rentals that could reasonably be obtained for the properties, even when the Company does not intend to enter into subleases.

New Accounting Pronouncements: In October 2008, in response to questions that had arisen about how to measure the fair value of distressed financial assets in inactive markets, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (FSP FAS 157-3). The pronouncement provides clarifying guidance on how to apply the provisions of FASB Statement No. 157, Fair Value Measurements (FASB Statement No. 157), to financial assets for which previously active markets have become inactive. The pronouncement was effective upon issuance and permits entities to account for revisions to their valuation techniques as a change in accounting estimate. We do not expect that the adoption of FSP FAS 157-3 will have a material effect on our financial position or results of operations.

In April 2008, the Financial Accounting Standards Board (FASB) issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3). FSP FAS 142-3 amends FASB Statement No. 142 such that entities may consider their own historical experience and that of other marketplace participants when determining the useful life of intangible assets that have legal, regulatory, or contractual provisions that enable renewal or extension. This pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We do not expect that the adoption of FSP FAS 142-3 will have a material impact on our financial position or results of operations.

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with the transition provisions of FASB Statement No. 157 and FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, we adopted FASB Statement No. 157 on January 1, 2008 for our financial assets and financial liabilities that are recognized at fair value. For more information regarding those fair value measurements, refer to Notes 7 and 9.

In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (FASB Statement No. 161). This pronouncement is effective for fiscal years beginning after November 15, 2008. FASB Statement No. 161 requires certain new disclosures related to an entity’s derivative and hedging activities. The adoption of FASB Statement No. 161 will not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (FASB Statement No. 141(R)), and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (FASB Statement No. 160). Both pronouncements are effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. FASB Statement No. 141(R) requires that the acquiring entity in a business combination recognize all the assets and liabilities acquired in the transaction. FASB Statement No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. Adoption of FASB Statement No. 141(R) could have a material impact on the manner under which future business combinations occurring after the FASB Statement No. 141(R) effective date are accounted for. We do not expect that adoption of FASB Statement No. 160 will have a material impact on our financial position or results of operations.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement 115 (FASB Statement No. 159) that provides companies with an option to report certain financial assets and liabilities in their entirety at fair value. This statement is effective for fiscal years beginning after November 15, 2007. The fair value option may be applied instrument by instrument, and may be applied only to entire instruments. A business entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company is evaluating its options provided for under this statement and their potential impact on its financial statements when implemented. Adoption of FASB Statement No. 159 did not have a material impact on our financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FASB Statement No. 157), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of FASB Statement No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. FASB Statement No. 157 is effective for years beginning after November 15, 2007 and may be adopted earlier but only if the adoption is in the first quarter of the year. We have not early-adopted the provisions of FASB Statement No. 157. The Company is evaluating the impact, if any, of adopting FASB Statement No. 157 on its financial position or results of operations. In 2007, the FASB decided to defer the effective date of FASB Statement No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Adoption of FASB Statement No. 157 did not have a material impact on our financial position or results of operations.

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—PROPERTY AND EQUIPMENT

Property and Equipment

The major classes of property and equipment, including capital leases, are as follows (in thousands):

	As of
	December 31, 2008	December 31, 2007
Software	$7,441	$5,698
Computers and equipment	10,340	7,250
Furniture and fixtures, machinery and equipment	47,146	41,883
Leasehold improvements	6,441	3,316
Construction in progress	2,056	115

	73,424	58,262
Less accumulated depreciation	(24,462)	(13,976)

Total property and equipment, net	$48,962	$44,286

Depreciation expense on property and equipment, including assets under loan obligations and capital leases, was $10.7 million and $9.5 million during the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008, assets under capital leases totaled $4.7 million with accumulated depreciation of $2.3 million.

In 2008, we recognized a loss for impairment of certain long-lived assets in the amount of $0.2 million for assets related to continuing operations and $0.5 million for assets related to discontinued operations. Management determined that the carrying value of those assets was not recoverable due to declines in market prices for similar assets. The impairment loss for assets relating to continuing operations is part of “Sales, marketing, and fulfillment” in our consolidated statements of operations. The impairment loss for assets related to discontinued operations is part of “Discontinued operations, net of tax” in our consolidated statements of operations. For more information regarding closure of our retail locations, see Note 12. The review for impairment was conducted in accordance with FASB Statement No. 144, which requires a review for potential impairment if indicators of impairment arise, one such indicator being a significant adverse change in the extent or manner in which a long-lived asset is being used.

In reviewing our long-lived assets for impairment in accordance with FASB Statement No. 144, management determined that the level of usage on certain machinery and equipment had decreased significantly during 2007. Management determined that the carrying value of the machinery and equipment was not recoverable due to declines in market prices for similar assets, and recorded an impairment loss of $2.1 million as part of “Sales, marketing, and fulfillment” in our consolidated statements of operations. The fair value of the impaired assets was established by determining the price that could be obtained if the Company were to sell them to an independent third party in an arms-length transaction.

Intangible Assets

In May 2008, we acquired the Clothes.com internet domain name from Idealab. The domain name was recognized as a purchased intangible asset with a useful life of 20 years. The entire purchase price of $4.9 million was assigned to the price of the domain name intangible asset and will be amortized on a straight-line basis over its remaining estimated useful life.

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In, 2007, we acquired certain assets related to the 6pm.com footwear and accessories line of business from eBags, Inc. Among the assets acquired were a minimal amount of footwear inventory, customer lists and all trademarks and domain names associated with the 6pm brand. The assets acquired from eBags did not meet the definition of a “business” under FASB Statement No. 141, Business Combinations (FASB Statement No. 141) and EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.” In accordance with FASB Statement No. 141, the acquisition was accounted for as an acquisition of assets. The purchase price was allocated to various tangible and intangible assets, including $2.6 million for the 6pm tradename, $1.0 million for the customer relationships acquired, and $0.2 million for a non-compete agreement. The 6pm.com tradename, customer relationship, and non-compete covenant intangible assets have useful lives of 20 years, 5.5 years, and 3 years, respectively, and will be amortized on a straight-line basis over their respective useful lives. The customer relationship and the non-compete covenant intangible assets have no residual values.

The following table presents information about intangible assets at December 31, 2008 and 2007 (in thousands):

	As of		2008 Amortization Expense	Estimated Aggregate Amortization Expense
	December 31, 2008	December 31, 2007		2009	2010	2011	2012	2013
Assets subject to amortization
Zappo.com domain name	$750	$750	$(38)	$(38)	$(38)	$(38)	$(38)	$(38)
Zappos.ca domain name	74	—	(4)	(4)	(4)	(4)	(4)	(4)
6pm non-compete agreement	167	167	(56)	(56)	(37)	—	—	—
6pm customer relationships	1,027	1,027	(187)	(187)	(187)	(187)	(187)	(31)
6pm tradename	2,612	2,612	(131)	(131)	(131)	(131)	(131)	(131)
Clothes.com	4,864	—	(162)	(243)	(243)	(243)	(243)	(243)
Various domain names	—	—	(46)	—	—	—	—	—

Total	$9,494	$4,556	$(624)	$(659)	$(640)	$(603)	$(603)	$(447)

Accumulated amortization
Zappo.com domain name	$(197)	$(160)
Zappos.ca domain name	(4)	—
6pm non-compete agreement	(73)	(19)
6pm customer relationships	(249)	(62)
6pm tradename	(163)	(33)
Clothes.com	(162)	—
Various domain names	—	—

Total	$(848)	$(274)

Assets not subject to amortization Other intangible assets	$—	$123

Total	$—	$123

Intangible assets, net	$8,646	$4,405

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following (in thousands):

	As of
	December 31, 2008	December 31, 2007
Accrued operating expenses	$33,956	$11,375
Accrued shipping expenses	8,858	3,318
Accrued payroll expenses	2,730	8,424
Deferred revenue	3,234	3,810
Gift certificate liability	2,019	1,153
Interest rate swap	510	—
Other accrued liabilities	102	387

Total accrued and other liabilities	$51,409	$28,467

NOTE 5—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following (in thousands):

	As of
	December 31, 2008	December 31, 2007
Preferred stock warrant liability	$15,905	$25,575
Notes Payable	250	—
FIN No. 48 liability	3,365	2,544
Interest rate swap	—	393
Asset retirement obligations	415	356

Total other long-term liabilities	$19,935	$28,868

The following is a reconciliation of changes in our asset retirement obligation during 2008 (in thousands):

Balance at December 31, 2007	$356
Liabilities incurred	—
Liabilities settled	—
Accretion expense	59
Revisions in estimated cash flows	—

Balance at December 31, 2008	$415

For more information regarding the FIN No. 48 liability, refer to Note 10. For more information regarding the preferred stock warrant liability, refer to Note 9.

NOTE 6—DEBT

Loan Obligations

The Company entered into a $20.0 million secured Term Loan Facility (“Term Facility”) on June 30, 2006. The term loan is secured by a subordinate security interest on substantially all of our assets, though it has a senior security interest on certain equipment in one fulfillment center. Loans funded under the Term Facility bear

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest at a fixed rate of 14.5% per annum for the first 24 months after the closing date and at a floating rate thereafter at the greater of (1) lender’s reference prime rate plus 6% or (2) the rate of interest quoted in The Wall Street Journal as the prime rate plus 6%. Interest only payments are required for the first 24 months on the outstanding term loan, payable on the first day of each month. Principal payments of $0.2 million are required each month for months 25 through 36 after the closing date and monthly principal payments of $0.4 million are required each month for months 37 through 47 after the closing date. The Term Facility provides for certain events of default and sets forth a number of affirmative and negative covenants with which we must comply. Certain of these covenants include financial net profit and net worth covenants which are tested subject to minimum unused borrowing capacity guidelines. As of December 31, 2008, we were in compliance with our covenants. The balance of the term loan is due and payable on June 30, 2010.

The Company also entered into a variety of loan obligations for equipment in the Kentucky fulfillment centers and accounting software. The assets and liabilities under loan obligations are recorded at the lower of the present value of the minimum payments or the fair value of the asset under the agreement. Payments under the loan obligations are secured by the assets related to such agreements. The loan obligations described above consist of the following (in thousands, except where indicated):

	As of
	December 31, 2008	December 31, 2007
$20 million Term Loan Facility; matures on June 30, 2010	$18,800	$20,000
$0.94 million Software Loan; matures on February 1, 2010 (interest is approximately 7.45% per annum)	418	727
$0.93 million Software Loan; matures on February 1, 2010 (interest is approximately 6.72% per annum)	444	771
$0.53 million Software Loan; matures on February 1, 2010 (interest is approximately 7.19% per annum)	254	442
$0.98 million Software Loan; matures on February 1, 2010 (interest is approximately 6.96% per annum)	508	884
$0.11 million Software Loan; matures on February 1, 2010 (interest is approximately 7.07% per annum)	64	111
$0.27 million Software Loan; matures on February 1, 2010 (interest is approximately 5.90% per annum)	152	—

Total loan obligations	20,640	22,935
Current portion of loan obligations	(4,863)	(2,747)

Loan obligations, noncurrent	$15,777	$20,188

As of December 31, 2008, scheduled maturities of our loan obligations are as follows (in thousands):

Years Ending December 31,
2009	$4,863
2010	15,777

Total	$20,640

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital Lease Obligations

The Company entered into capital leases obligations for equipment in the Kentucky fulfillment center and its other facilities. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum payments or the fair value of the asset under the agreement. Payments under the capital leases are secured by the assets related to such agreements. The capital leases expire between 2008 and 2013. The future minimum payments under all noncancelable capital lease obligations at December 31, 2008 are as follows (in thousands):

Years Ending December 31,
2009	$1,649
2010	1,316
2011	466
2012	60
2013	2

Total minimum payments	3,493
Less amounts representing interest	(301)

Present value of minimum payments	3,192
Less current portion	(1,490)

Long-term portion	$1,702

Revolving Line of Credit

Zappos has a revolving line of credit agreement with its lenders pursuant to the terms of a revolving credit and security agreement dated January 23, 2006, as amended (the “Line of Credit Agreement”). During the year ended December 31, 2008, the line limit was increased to $80.0 million. As of December 31, 2008, the unused borrowing capacity after reserves on the facility was $48.1 million. The maximum commitment from our lenders is $100.0 million, subject to available collateral, which is calculated based, in part, on the carrying value of our inventory. The weighted-average interest rate on the Line of Credit Agreement for the periods ended December 31, 2008 and 2007 4.5% and 6.6%, respectively. The line of credit expires on June 30, 2010 and may be repayable at Wells Fargo’s discretion in the event of a default if a material adverse change in our business has occurred.

Amounts borrowed under the Line of Credit Agreement bear interest at rates equal to the lenders’ effective interest rate calculated on the daily outstanding loan balance. The lenders’ interest rate on the revolving line is either the lower of the lenders’ reference prime rate or London Interbank Offer Rate + 1.5%. The Line of Credit Agreement provides for certain events of default and sets forth a number of affirmative and negative covenants with which we must comply. Certain of these covenants include consolidated net leverage ratio, financial net profit, and book net worth covenants, which are tested when our minimum liquidity covenant is not met. During 2008 and as of December 31, 2008, we were in compliance with our minimum liquidity covenant.

As described in Note 2, we are required to maintain a restricted cash account which is used to deposit all cash received from our customers. Such cash is applied to pay down the facility on a daily basis. In accordance with EITF Issue No. 95-22, “Balance Sheet Classification of Borrowings Outstanding Under Revolving Credit Agreements That Include a Subjective Acceleration Clause and a Lock-Box Arrangement,” we are required to classify the revolving line of credit as a current liability. We have the ability to redraw down on the line as long as we are not in violation of any of the financial covenants contained in the Line of Credit Agreement or otherwise in default.

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest Costs Incurred

The Company incurred the following interest costs during the years ended December 31, 2008 and 2007:

	For the twelve months ended December 31,
	2008	2007
Other interest expense	$5,825	$6,930
Capitalized interest	93	134

Total interest costs incurred	$5,918	$7,064

NOTE 7—DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swap

In 2005, Zappos entered into a swap agreement to effectively fix the interest rate for up to $24.0 million of our revolving line of credit. The swap agreement was designated as a cash flow hedge under FASB Statement No. 133. Due to a change in the terms of the interest rate swap, the hedge designation was removed in 2007 because the Company could no longer assume perfect hedge effectiveness. We recognized changes to the fair value of the interest rate swap which resulted in an expense of $0.1 million and $0.5 million during the years ended December 31, 2008 and 2007, respectively. The change was recorded as a component of “Interest expense.”

The following table denotes the fair value of our interest rate swap at December 31, 2008 and the respective measurement level under FASB Statement No. 157 (in thousands):

	As of December 31, 2008	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap	$510	$—	$510	$—

Total	$510	$—	$510	$—

NOTE 8—STOCKHOLDERS’ EQUITY

At December 31, 2008, our capital stock consists of the following (in thousands):

	Shares		Liquidation Preference
	Authorized	Outstanding
Series A preferred stock	1,550	1,491	$149
Series B preferred stock	7,725	4,514	880
Series C preferred stock	17,300	15,796	7,151
Series D preferred stock	650	428	338
Series E preferred stock	5,000	3,247	80,000
Series F preferred stock	3,772	3,772	92,948

Total Preferred Stock	35,997	29,248	$181,466

Common	60,000	15,916	$—

Total Common Stock	60,000	15,916	$—

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Convertible Preferred Stock

The Series A, B, C, D, E and F preferred stock are convertible into common stock at the option of the stockholder into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price for the relevant series of preferred stock by the then applicable conversion price in effect at the time of conversion, subject to antidilution adjustments. Conversion is automatic upon a firm underwritten public offering of not less than $10 million for Series A, B, C and D and $40 million for Series E and F, with a per share price not less than $3.50 for Series A, B, C and D and $24.64 for Series E and F, or the affirmative vote or written consent of more than a 50% majority of holders of the outstanding shares of a series of preferred stock, which will trigger automatic conversion for shares of the relevant series of preferred stock only. Conversion could also be subject to adjustments to the conversion price, providing for certain events that may occur as outlined in our Articles of Incorporation, as amended. In accordance with EITF Issue Nos. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and 00-27, “Application of Issue 98-5 to Certain Convertible Instruments,” the Company determined that the existing conversion features on the convertible preferred stock did not result in a beneficial conversion option at the dates of issuance.

The holders of Series E and F preferred stock are entitled to receive noncumulative dividends, when and if declared, at an annual rate equal to $0.4928 and $0.72 per share for each outstanding share of the series of preferred stock, respectively, in preference and priority to any payment of any dividend on the holders’ preferred stock of A, B, C and D.

After the holders of Series E and F preferred stock have received their full dividend preference as set forth above, the holders of series A, B, C and D preferred stock are entitled to receive noncumulative dividends, when and if declared, at an annual rate equal to $0.015592, $0.015592, $0.036218 and $0.06328 per share for each outstanding share of the series of preferred stock, respectively, in preference and priority to any payment of any dividend on common stock of Zappos. After the payment of dividends to the holders of preferred stock, dividends may be declared and distributed equally among all holders of common stock. As of December 31, 2008, no dividends had been declared or paid.

In the event of liquidation, dissolution or winding up of Zappos, either voluntary or involuntary, the holders of the preferred stock will be entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of the common stock by reason of their ownership of such stock, in the amount of $0.1000 per share for each share of Series A preferred stock then held by them, $0.1949 per share of Series B preferred stock then held by them, $0.4527 per share of Series C preferred stock then held by them, $0.7910 per share of Series D preferred stock then held by them, and $24.6400 per share for series E and F preferred stock then held by them, respectively, plus an amount equal to all declared but unpaid dividends on such shares. The excess will be distributed ratably among the holders of common stock. If the assets and funds thus distributed among the holders of the preferred stock should be insufficient to permit the full payment for each series, then the entire assets and funds of Zappos legally available for distribution will be distributed first ratably among the holders of the Series E and F preferred stock in proportion to their relative aggregate preferred stock liquidation preference amounts, then second ratably to the holders of the Series A preferred stock until such holders have received their total aggregate preferred stock liquidation preference amount, then third among the holders of Series B and C preferred stock in proportion to their relative aggregate preferred stock liquidation preference amounts, and then fourth ratably to the holders of the Series D preferred stock.

The holder of each share of common stock issued and outstanding will have one vote and the holder of each share of Series A, B, C, D, E and F preferred stock will be entitled to the number of votes equal to the number of shares of common stock into which such share of preferred stock could be converted at the record date.

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Repurchases

In 2007, our Board of Directors authorized the repurchase of 0.50 million common shares for an aggregate purchase price of $3.0 million. The repurchase occurred on April 12, 2007, and those shares were retired and reclassified as authorized and unissued shares of common stock.

NOTE 9—STOCK OPTIONS AND WARRANTS

Stock Option Plan

At December 31, 2008, Zappos has one stock-based compensation plan, which is described below. Compensation cost recorded under this plan was $2.9 million and $2.0 million for the years ended December 31, 2008 and 2007, respectively. Related income tax benefit recognized in the statement of operations related to this plan was $0.4 million and $0.5 million for the years ended December 31, 2008 and 2007, respectively. Zappos did not capitalize any compensation cost in 2008 or 2007.

In August 1999, Zappos adopted the 1999 Stock Plan (the “1999 Plan”), which provides for the issuance of options and restricted stock for up to 5.4 million shares of our common stock to qualified directors, employees, and consultants. When options issued under the 1999 Plan are exercised, shares of common stock are issued to the option holder in accordance with the 1999 Plan.

In May 2008, Zappos increased the number of shares reserved under the 1999 Plan by 1.5 million to 11.3 million shares.

In April 2007, Zappos increased the shares reserved under the 1999 Plan by 1 million to 9.8 million shares.

Under the 1999 Plan, in the case of an incentive or non-statutory stock option, options to purchase common stock and restricted stock awards may be granted at: (1) no less than 110% of the fair market value per share on the date of grant to an employee or service provider who, at the time of the grant of such option, owns stock representing more than 10% of the voting power of all classes of the stock of Zappos or any parent or subsidiary; or (2) no less than 100% of the fair market value per share on the date of the grant to any other employee; or (3) no less than 85% of the fair market value per share on the date of grant to any other service provider, as determined by our Board of Directors. Options generally vest over a 48-month period and have a maximum term of ten years. Restricted stock awards are subject to repurchase rights in favor of Zappos, which generally shall in no case lapse at a rate of less than 20% per year over five years from the date of purchase.

The stock-based compensation expense was as follows (in thousands):

	For the twelve months ended December 31,
	2008	2007
Sales, marketing, and fulfillment	$219	$136
General and administrative	1,815	1,497
Product development	850	363

Total earned stock-based compensation	$2,884	$1,996

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of stock option activity under the 1999 Plan as of December 31, 2008, and changes during the year then ended is presented below (amounts in thousands, except amounts in dollars and average remaining contractual life):

	Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (thousands)
Balance at January 1, 2007	5,412	1.564
Options granted	1,782	7.969
Options exercised	(671)	0.303
Options canceled/forfeited	(339)	5.686

Balance at December 31, 2007	6,184	3.248
Options granted	669	12.750
Options exercised	(1,727)	0.671
Options canceled/forfeited	(302)	6.017

Balance at December 31, 2008	4,824	5.204	6.7	$12,303

Vested and unvested expected to vest at December 31, 2008	4,749	5.204	6.7	$12,114
Exercisable at December 31, 2008	3,474	3.269	5.9	$12,072

The weighted-average grant-date fair value of options granted during the years 2008 and 2007 was $7.64 and $4.66, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $16.2 million and $4.6 million, respectively.

A summary of the status of Zappos’ nonvested shares as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below (amounts in thousands, except per-share amounts):

	Shares	Weighted- Average Grant- Date Fair Value
Unvested at January 1, 2007	2,433	$4.41
Granted	669	$7.64
Vested	(1,088)	$3.41
Forfeited	(227)	$3.83

Unvested at December 31, 2008	1,787	$5.64

As of December 31, 2008, there was $10.1 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the 1999 Plan. That cost is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of shares vested during 2008 and 2007 was $3.5 million and $1.1 million, respectively.

In 2007, management reviewed the assumptions used to determine the fair value of stock options under the Black-Scholes option pricing model. Management has adjusted the weighted-average expected term from 10 years to 6.25 years and changed the risk-free interest rate to match the weighted-average expected term. Because of the “plain vanilla” nature of our stock options, we value them under a simplified method under SEC Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107).

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following adjusted weighted-average assumptions:

	For the twelve months ended December 31,
	2008	2007
Risk-free interest rates(1)	3.4 - 3.7%	3.8 - 5.0%
Dividend yield	—	—
Volatility(2)	60%	60%
Weighted-average expected term(3)	6.3 years	6.3 years
Expected forfeiture rate(4)	1.3% - 2.2%	2.1%

(1)	Based upon an average of the 5 and 10 year U.S. Treasury zero-coupon issues at the time of grant.
(2)	Estimated based on other publicly traded companies within the same industry.
(3)	Represents the period of time options are expected to be outstanding.
(4)	Based upon historical experience.

Cash received from option exercise under the 1999 Plan during the years ended December 31, 2008 and 2007 was $0.3 million and $0.2 million, respectively. The tax benefit realized from options exercised totaled $1.4 million and $0.4 million for the years ended December 31, 2008 and 2007, respectively.

Warrant

In January 2000, Zappos issued an immediately exercisable and fully vested warrant to purchase 2.6 million shares of Series B preferred stock at a per share price of $0.3025. The warrant was ratified by Zappos’ board in May 2000. The warrant expires on the earlier of the following dates: (a) January 10, 2010, (b) the merger or consolidation of Zappos into a third party pursuant to which our stockholders own less than 50% of the surviving entity, (c) the sale of substantially all of our assets, or (d) our initial public offering.

The calculated fair value of the warrant at the date of issuance was $0.44 million. We valued the warrant using the Black-Scholes valuation model with the following assumptions: risk-free interest rate of 6.92%, contractual life of 10 years, an expected volatility of 100%, an exercise price of $0.30245 and no expected dividend yield.

At December 31, 2008, the warrant for 2.6 million shares of Series B convertible preferred stock remains outstanding. The warrant is classified as a liability and recognized at fair value with changes to fair value recognized in income under FSP No. 150-5.

The calculation of fair value of the warrant requires the input of highly subjective assumptions and changes in those assumptions could materially affect the fair value estimates. The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time the liability will be reclassified to stockholders equity (deficit).

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company estimated the fair value of the warrant using the Black-Scholes option-pricing model. The assumptions used in the model to value the warrant were as follows:

	For the twelve months ended December 31,
	2008	2007
Remaining contractual term	1.0 - 2.0 years	2.0 - 2.5 years
Blended risk-free interest rate	0.4% - 2.5%	3.1% - 4.9%
Expected volatility	60%	60%
Expected dividend yield	0%	0%

The fair value of the underlying preferred shares was assessed in accordance with AICPA Technical Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (2004).

Because the warrant is measured at fair value on a recurring basis, the measurement is subject to the provisions of FASB Statement No. 157. The measurement of the warrant falls under Level 3 of the fair value measurement hierarchy. The fair value of the warrant as of December 31, 2008 and 2007 was $15.9 million and $25.6 million, respectively. We recognized changes to the fair value of the warrant which resulted in a benefit of $9.7 million and an expense of $10.8 million in the years ended December 31, 2008 and 2007, respectively, to reflect the change in the fair value of the warrant. The change was recorded as a component of “Interest benefit (expense) associated with preferred stock warrant”.

The following table illustrates a reconciliation of the beginning and ending balances of items measured under Level 3 of the fair value measurement hierarchy of FASB Statement No. 157. Currently the warrant is the only item measured under this level (in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Warrant	Total
Beginning balance at December 31, 2007	$25,575	$25,575
Total gains included in earnings	(9,670)	(9,670)
Purchases, issuance, and settlements	—	—
Transfers in and/or out of Level 3	—	—

Ending balance at December 31, 2008	$15,905	$15,905

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Shares Reserved

Common stock reserved for future issuance is as follows (in thousands):

	As of
	December 31, 2008	December 31, 2007
Reserved for outstanding stock options	4,823	6,184
Reserved for future stock grants	1,835	593
Stock warrants	2,565	2,565
Series A preferred stock conversion	1,491	1,528
Series B preferred stock conversion	4,514	4,514
Series C preferred stock conversion	15,796	15,796
Series D preferred stock conversion	428	428
Series E preferred stock conversion	3,247	3,247
Series F preferred stock conversion	3,772	3,772

Total common stock reserved for future issuance	38,471	38,627

NOTE 10—INCOME TAXES

The components of the benefit (provision) for income taxes are as follows (in thousands):

	Year Ended December 31,
	2008	2007
Benefit (provision) for income taxes:
Current:
Federal	$(2,296)	$(7,933)
State	(22)	(493)

Total Current	$(2,318)	$(8,426)

Deferred:
Federal	$775	$747
State	153	(401)

Total Deferred	$928	$346

Equity adjustments:
Federal	$(1,256)	$(426)
State	(46)	(17)

Total equity adjustments	$(1,302)	$(443)

Total provision for income taxes	$(2,692)	$(8,523)

Income tax benefit for discontinued operations (see Note 12)	$2,516	$1,765

Total provision for income taxes from continuing operations	$(5,208)	$(10,288)

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The difference between the statutory federal income tax rate and the effective income tax rate are provided in the following reconciliation:

	Year Ended December 31,
	2008	2007
Statutory federal income tax rate	34.0%	35.0%
Increase (decrease) in taxes resulting from:
Valuation allowance	0.0%	0.0%
Meals and entertainment	2.7%	3.1%
State taxes	(0.7)%	7.2%
Interest expense—preferred stock warrant	(25.1)%	36.8%
Stock options	2.5%	2.3%
Other	5.8%	(1.6)%

Effective tax rate	19.2%	82.8%

The significant components of net deferred tax assets and liabilities as of December 31, 2008 and 2007 consisted of the following (in thousands):

	December 31,
	2008	2007
Deferred tax assets:
Net operating loss carryforwards	$456	$685
Sales returns reserves	6,342	5,840
Employee benefits	471	251
Inventory	3,417	2,146
Other reserves	2,366	1,791
Deferred rent	605	764
FIN No. 48	—	2,412
Stock options	997	—
Other	2,184	1,483

Gross deferred tax assets	$16,838	$15,372

Deferred tax liabilities:
Depreciation	$2,870	$3,417
Other	559	268

Gross deferred tax liabilities	$3,429	$3,685

Less Valuation Allowance	$240	$267

Net deferred tax asset	$13,169	$11,420

As of December 31, 2008, the Company had available federal net operating loss carryforwards of approximately $0.8 million which expire during the years 2014 through 2022. At December 31, 2008, the Company had available $4.1 million state (California) net operating loss carryforwards which expire during the years 2010 through 2013. Currently there is a valuation allowance on the Deferred Tax Asset for $0.24 million. This allowance relates to California Net Operating Losses that the Company may not be able to realize in the future. The use of certain net operating loss carryforwards are subject to annual limitations based on ownership changes of the Company’s stock, as defined by Section 382 of the Internal Revenue Code and Section 24416 of the California Revenue and Taxation Code. The annual limitation may result in the expiration of the net operating losses before utilization.

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax Contingencies

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN No. 48). As a result of the implementation of FIN No. 48, we recognized an increase of approximately $2.75 million in the liability for unrecognized tax benefits (“tax contingencies”). This was accounted for as a reduction of $0.50 million to the January 1, 2007 balance of retained earnings, which would otherwise have increased our income tax expense in prior periods.

We do not believe we have tax contingency positions that are reasonably likely to change significantly within the next twelve months. A reconciliation of the beginning and ending amount of tax contingencies is as follows (in thousands):

	2008	2007
Balance at January 1	$2,544	$2,747
Additions based on tax positions related to the current year	6	1,365
Additions for tax positions of prior years	933	—
Reductions for tax positions of prior years	—	(939)
Reductions due to settlements with taxing authorities	—	(499)
Reductions due to lapse of statute of limitations	(118)	(130)

Balance at December 31	$3,365	$2,544

We file tax returns as prescribed by the laws of the jurisdictions in which we operate. We are subject to U.S. income tax examinations for the years 1999 through 2007 as NOLs from 1999 through 2002 have been utilized on later returns. Our federal income tax returns are currently under examination for the years ended December 31, 2006 and 2005.

As of December 31, 2008, there was a total of $3.2 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate. We recognize interest and penalties related to our tax contingencies as income tax expense.

NOTE 11—COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in various litigation incidental to its business, including claims relating to infringement of intellectual property rights of third parties and claims relating to the manner in which goods are sold through its ecommerce platform.

The Company has evaluated those claims in accordance with FASB Statement No. 5, Accounting for Contingencies. With respect to one claim made against the Company in November 2007 for technology-related patent infringement, in November 2008, the Company entered into a forward-looking licensing agreement with a third party, Soverain Software LLC (“Soverain”) for continued use of certain patents that were in dispute. During the second quarter of 2008, we determined that it was probable that we would enter into such an agreement and recognized an estimated liability related to the probable settlement. Based on the terms of the final agreement, we recognized additional liability during the third quarter of 2008. The majority of the license fee relates to future periods.

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The company has determined that any losses resulting from other claims are not probable to result in material losses. However, the Company may incur substantial expenses and devote substantial time to defend third-party claims whether or not such claims are meritorious. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability and may be required to implement expensive changes in its business practices or enter into costly royalty or licensing agreements.

Operating Leases

Zappos has entered into operating leases for fulfillment centers, office space, retail stores, and computer equipment.

We maintain our corporate headquarters in Henderson, Nevada in leased facilities of approximately 109,227 square feet. The leases for these facilities expire on December 31, 2009.

During 2008, we maintained retail locations in Las Vegas, Nevada and Henderson, Nevada in leased facilities of approximately 68,901 square feet. The leases for these facilities originally expired between 2010 and 2012. We also maintained retail locations in Shepherdsville, Kentucky and Bowling Green, Kentucky in leased facilities of approximately 38,500 square feet. The leases for these facilities originally expired between 2010 and 2016. During the fourth quarter of 2008, we discontinued operations in our Nevada and Bowling Green, Kentucky retail locations. See Note 12 for further discussion regarding the discontinuation of operations in those retail locations.

We have warehouse and distribution facilities in Shepherdsville, Kentucky in leased facilities of approximately 892,900 square feet. The leases for these facilities expire between 2014 and 2016.

The future minimum lease payments under all noncancelable operating leases at December 31, 2008 are as follows (in thousands):

Years Ending December 31,
2009	$6,891
2010	4,051
2011	4,255
2012	4,296
2013	4,296
Thereafter	7,675

Total minimum payments	$31,464

Rental expenses were $7.1 million and $6.3 million for the years ended December 31, 2008 and 2007, respectively.

Advertising and Media Agreements

As of December 31, 2008, the Company was contractually committed for the purchase of future advertising totaling approximately $1.6 million through 2010. Our payments related to these future advertising and media commitments at December 31, 2008 are as follows:

Years Ending December 31,
2009	$1,302
2010	335

Total minimum payments	$1,637

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—DISCONTINUED OPERATIONS

During the fourth quarter of 2008, the Company discontinued operations in its Nevada and Bowling Green, Kentucky retail stores. The company ceased all operations at those stores during the last two weeks of December and terminated the lease agreements for one of the Nevada stores and, when required, entered into agreements with the landlords of the other stores that permitted the Company to cease operations.

The Company has presented the operating results of those stores as discontinued operations in the statement of operations for all years presented. The operating results include lease contract termination costs, one-time termination benefits that were provided to employees that were involuntarily terminated, and the write-off of equipment that was disposed of as part of the closure of the retail stores. The following amounts have been segregated from continuing operations and included in discontinued operations (in thousands):

	Years Ended December 31,
	2008	2007
Revenues	$3,844	$1,640
Costs and expenses:
Cost of revenues	7,231	3,434
Sales, marketing and fulfillment	8,494	3,055
Total costs and expenses	15,725	6,489
Loss from discontinued operations before income taxes	(11,881)	(4,849)

Income tax benefit	2,516	1,765

Net loss from discontinued operations	$(9,365)	$(3,084)

The Company has recognized the fair value of the liabilities incurred for contract termination costs and one-time termination benefits in accordance with FASB Statement No. 146. As of December 31, 2008, the fair value of those liabilities was $3.2 million for contract termination costs and $0.1 million for one-time termination benefits, all of which were expensed during the fourth quarter of 2008. The cumulative amount incurred to date is $3.8 million, which includes $0.4 million of contract termination costs paid in 2008. Those costs are aggregated in “Discontinued operations, net of tax” in the Consolidated Statements of Operations. The Company does not expect to incur material additional contract termination costs or one-time termination benefits in 2009 related to the discontinuation of operations for those retail stores closed in 2008.

The following is a reconciliation of changes in our contract termination costs and one-time termination benefits during 2008 (in thousands):

	Contract Termination Costs	One-Time Termination Benefits
Balance at December 31, 2007	$—	$—
Costs incurred and charged to expense	3,246	143
Costs paid or otherwise settled	428	—
Adjustments	—	—

Balance at December 31, 2008	$3,674	$143

ZAPPOS.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows (in thousands):

	For the twelve months ended December 31,
	2008	2007
Supplemental disclosure of cash flow information
Cash paid for interest	$5,815	$7,804

Cash paid for income taxes	$6,402	$6,427

Supplemental disclosure of noncash financing activities
Capital lease obligations incurred	$1,509	$2,663

Net unrealized holding gain on derivative instruments	$—	$(124)

Acquisition of property and equipment with short-term, non interest bearing seller financing	$—	$(896)

Supplemental disclosure of noncash investing activities
Asset retirement obligation incurred	$—	$—

NOTE 14—SAVINGS PLAN

Zappos sponsors a 401(k) Plan, which provides that eligible employees may, subject to certain limitations, contribute to the 401(k) Plan, subject to certain limitations, up to 50% of eligible compensation on a pretax basis. Full-time employees are eligible to participate in the 401(k) Plan beginning the first month after the date of hire. Pursuant to the 401(k) Plan, we do not match any employee contributions.

NOTE 15—SUBSEQUENT EVENTS

In March 2009, we entered into an agreement with a third party under which the third party will provide consulting services in connection with the implementation of new merchandising software. The software will result in substantial changes being made to our legacy applications and vendor management process. Implementation is expected to be completed during the first half of 2010. The consulting fees are expected to be approximately $7.9 million.

APPENDIX E

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Zappos.com, Inc.

Three and six months ended June 30, 2009

Zappos.com, Inc.

Consolidated Financial Statements

(unaudited)

Report of Independent Accountants

To the Board of Directors and Shareholders of Zappos.com, Inc.:

We have reviewed the accompanying consolidated balance sheet of Zappos.com, Inc. (the “Company”) as of June 30, 2009 and December 31, 2008 and the related consolidated statements of operations for the three and six-month periods ended June 30, 2009 and 2008, the consolidated statements of cash flow for the six-month period ended June 30, 2009 and the consolidated statement of stockholders equity and comprehensive income as of June 30, 2009. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards generally accepted in the United States of America. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

This report is intended solely for the information and use of management and the Board of Directors of Zappos.com and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

San Jose, California

September 11, 2009

ZAPPOS.COM, INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands)

	As of
	June 30, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$4,470	$8,590
Restricted cash	2,176	2,245
Accounts receivable, net	5,039	6,772
Inventory, net	176,918	168,131
Deferred income taxes	15,890	15,890
Prepaid expenses and other assets	3,328	3,253

Total current assets	207,821	204,881
Property and equipment, net	49,069	48,962
Deferred income taxes	708	708
Intangible assets, net	8,296	8,646
Other assets, net	1,860	2,075

Total assets	$267,754	$265,272

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$61,823	$69,792
Accrued and other liabilities	76,464	51,409
Deferred income taxes	559	559
Accrued sales returns	13,988	18,637
Current portion of loan obligations	18,722	4,863
Current portion of capital lease obligations	3,046	1,490
Revolving line of credit	35,000	26,006

Total current liabilities	209,602	172,756
Deferred rent	1,467	1,514
Deferred income taxes	2,870	2,870
Other long term liabilities	3,748	19,935
Loan obligations, noncurrent	—	15,777
Capital lease obligations, noncurrent	3,734	1,702

Total liabilities	221,421	214,554

Stockholders’ equity:
Convertible preferred stock; $0.001 par value; 35,997 authorized, 29,248, and 29,248 issued and outstanding (aggregate liquidation preference—$181,466 and $181,469)	61,465	61,465
Common stock; $0.001 par value; 60,000 authorized, 15,970 and 15,916 issued and outstanding	16	16
Additional paid-in capital	8,275	6,557
Accumulated deficit	(23,423)	(17,320)

Total stockholders’ equity	46,333	50,718

Total liabilities and stockholders’ equity	$267,754	$265,272

See accompanying notes to consolidated financial statements

ZAPPOS.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands)

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Net revenues	$165,236	$152,613	$309,099	$285,323
Cost of revenues	106,555	97,158	201,092	181,406

Gross profit	58,681	55,455	108,007	103,917
Operating expenses:
Sales, marketing and fulfillment	36,870	37,862	71,688	70,792
General and administrative	5,788	5,870	10,989	11,997
Product development	5,767	6,154	11,514	12,443

Total operating expenses	48,425	49,886	94,191	95,232

Income from operations	10,256	5,569	13,816	8,685
Interest and other income, net	101	133	173	325
Interest expense associated with preferred stock warrant	(12,441)	(5,771)	(13,721)	(5,746)
Other interest expense	(826)	(1,067)	(1,775)	(2,814)
Other financing charges	(102)	(121)	(226)	(280)

(Loss) income before provision for income taxes	(3,012)	(1,257)	(1,733)	170
Provision for income taxes	(3,343)	(1,562)	(4,356)	(1,550)

Net loss from continuing operations	$(6,355)	$(2,819)	$(6,089)	$(1,380)

Discontinued operations, net of tax	30	(679)	(14)	(1,525)

Net loss	$(6,325)	$(3,498)	$(6,103)	$(2,905)

See accompanying notes to consolidated financial statements

ZAPPOS.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	For the six months ended June 30,
	2009	2008
Operating activities
Net loss	$(6,103)	$(2,905)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred financing costs	150	157
Depreciation and amortization	6,632	5,252
Asset retirement obligation	35	26
Reserves on returns	(4,649)	(2,772)
Provision for bad and doubtful debt	(132)	90
Provision for excess and obsolete inventory	585	917
Stock-based compensation	1,709	1,283
Loss on disposal of property and equipment	26	15
Change in carrying value of preferred stock warrant	13,723	5,746
Changes in operating assets and liabilities:
Credit card and other receivables	1,865	1,342
Merchandise inventory	(9,372)	(20,386)
Prepaid expenses and other assets	(161)	(4,197)
Accounts payable	(7,323)	(6,272)
Accrued and other liabilities	(4,847)	(4,382)

Net cash used in operating activities	(7,862)	(26,086)

Investing activities
Purchase of property and equipment	(7,153)	(5,793)
Purchase of intangible assets	—	(4,850)
Proceeds from disposal of property and equipment	4,941	—
Increase in restricted cash	—	(7)

Net cash used in investing activities	(2,212)	(10,650)

Financing activities
Proceeds from exercise of employee stock options	9	262
Decrease (increase) in restricted cash	69	(1,407)
Borrowings under revolving line of credit	311,916	333,570
Repayment of borrowings under revolving line of credit	(302,919)	(299,231)
Borrowings under loans	—	271
Repayment of loans	(1,919)	(672)
Payment of capital leases	(1,202)	(559)

Net cash provided by financing activities	5,954	32,234

Change in cash and cash equivalents	(4,120)	(4,502)
Cash and cash equivalents at beginning of period	8,590	6,761

Cash and cash equivalents at end of period	$4,470	$2,259

Supplemental disclosure of cash flow information
Cash paid for interest	$1,811	$2,794

Cash paid for income taxes	$2,050	$4,454

See accompanying notes to consolidated financial statements

ZAPPOS.COM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(unaudited)

(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2008	29,248	$61,465	15,916	$16	$6,557	$(17,320)	$50,718
Net income	—	—	—	—	—	(6,103)	(6,103)
Exercise of stock options	—	—	58	—	35	—	35
Vested options cancelled through exchange	—	—	(4)	—	(26)	—	(26)
Stock-based compensation	—	—	—	—	1,709	—	1,709

Balance at June 30, 2009	29,248	$61,465	15,970	$16	$8,275	$(23,423)	$46,333

See accompanying notes to consolidated financial statements

ZAPPOS.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS

Zappos.com, Inc. (“Zappos,” “we,” “our,” or the “Company”), a California corporation founded in 1999, is an online retailer that sells apparel, shoes, handbags, eyewear, watches, electronics and other products. Among the other value added services we offer our brand partners is our Powered By Zappos program (“PBZ” ™), introduced in 2006. Under PBZ, Zappos designs and operates most, if not all, aspects of a retailer’s website, including website design, hosting, fulfillment, returns and customer inquiries. Zappos is the seller of record of all merchandise processed through the PBZ program, yet works closely with the retailer to achieve the desired look and feel of the website.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles in the United States of America for complete financial statements. These statements have been prepared on a basis that is consistent with the accounting principles applied in our Annual Report for the year ended December 31, 2008. These financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheet, operating results, statement of stockholders’ equity, and cash flows for the periods presented. Operating results for the three and six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes included for the year ended December 31, 2008.

Reclassifications: During the fourth quarter of 2008, the Company discontinued operations in its Nevada and Bowling Green, Kentucky retail stores. The results of operations for those stores have been reclassified from the results of operations from continuing operations to discontinued operations, net of tax.

New Accounting Pronouncements: In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financials Assets, and No. 167, Amendments to FASB Interpretation No. 46(R), which change the way entities account for securitization and special-purpose entities. The new pronouncements will not have a material impact on our financial position or results of operations.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events (FASB Statement 165). The pronouncement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The pronouncement is effective for interim and annual periods ending after June 15, 2009, and since it should not result in a significant change to current practice, management does not expect that it will have a material impact on our financial position or results of operations.

In April 2009, the FASB issued FASB Staff Position No. 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, to provide guidance for assessing whether an impairment of a debt security is other than temporary, as well as how such impairments are presented and disclosed in the financial statements. The adoption of the new pronouncement, which was effective for interim and annual reporting periods ending after June 15, 2009, did not have a material impact on our financial position or results of operations.

For more information regarding our significant accounting policies, refer to our annual report for the year ended December 31, 2008.

ZAPPOS.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—PROPERTY AND EQUIPMENT

Property and Equipment

The major classes of property and equipment, including capital leases, are as follows (in thousands):

	As of
	June 30, 2009	December 31, 2008

Software	$7,805	$7,441
Computers and equipment	10,969	10,340
Furniture and fixtures, machinery and equipment	46,511	47,146
Leasehold improvements	6,604	6,441
Construction in progress	7,243	2,056

	79,132	73,424
Less accumulated depreciation	(30,063)	(24,462)

Total property and equipment, net	$49,069	$48,962

Depreciation expense on property and equipment, including assets under loan obligations and capital leases, was $3.3 million and $2.5 million for the three months ended June 30, 2009 and 2008, respectively, and $6.3 million and $4.9 million for the six months ended June 30, 2009 and 2008, respectively. As of June 30, 2009, assets under capital leases totaled $9.6 million with accumulated depreciation of $3.5 million. As of December 31, 2008, assets under capital leases totaled $4.7 million with accumulated depreciation of $2.3 million.

Intangible Assets

Our intangible assets are comprised largely of purchased tradenames, customer relationship assets, and domain name assets. Amortization expense on intangible assets with definite lives was $0.2 million and $0.1 million for the three months ended June 30, 2009 and 2008, respectively and $0.3 million and $0.2 million for the six months ended June 30, 2009 and 2008, respectively.

NOTE 4—ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following (in thousands):

	As of
	June 30, 2009	December 31, 2008
Accrued operating expenses	$27,801	$33,956
Accrued shipping expenses	8,999	8,858
Accrued payroll expenses	3,030	2,730
Deferred revenue	3,967	3,234
Gift certificate liability	3,032	2,019
Interest rate swap	—	510
Other accrued liabilities	9	102
Preferred stock warrant liability	29,626	—

Total accrued and other liabilities	$76,464	$51,409

ZAPPOS.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We have amounts accrued in “Accrued operating expenses” related to potential property tax liabilities in the state of Kentucky. As of June 30, 2009, $1.0 million remains accrued for the period spanning 2006 through 2009.

During the fourth quarter of 2008, the Company discontinued operations in its Nevada and Bowling Green, Kentucky retail stores. The Company has recognized the fair value of the liabilities incurred for contract termination costs and one-time termination benefits associated with discontinuing those operations in accordance with FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. As of December 31, 2008, the fair value of those liabilities was $3.2 million for contract termination costs and $0.1 million for one-time termination benefits, all of which were expensed during the fourth quarter of 2008. As of June 30, 2009, the fair value of those liabilities was $2.5 million for contract termination costs and $0.1 million for one-time termination benefits. The cumulative amount incurred to date is $3.9 million. Those costs are aggregated in “Discontinued operations, net of tax” in the Consolidated Statements of Operations. We did not incur any additional material costs during the first half of 2009, nor do we expect to incur additional material amounts in 2009.

The following is a reconciliation of changes in our liability for contract termination costs and one-time termination benefits during 2009 (in thousands):

	Contract Termination Costs	One-Time Termination Benefits
Balance at December 31, 2008	$3,246	$143
Costs incurred and charged to expense	96	—
Costs paid or otherwise settled	(775)	(94)
Adjustments	(53)	—

Balance at June 30, 2009	$2,514	$49

NOTE 5—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following (in thousands):

	As of
	June 30, 2009	December 31, 2008
Preferred stock warrant liability	$—	$15,905
Notes Payable	—	250
FIN No. 48 liability	3,366	3,365
Asset retirement obligations	382	415

Total other long-term liabilities	$3,748	$19,935

For more information regarding the preferred stock warrant liability, refer to Note 9. For more information regarding the FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, refer to Note 10.

ZAPPOS.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of changes in our asset retirement obligation during 2009 (in thousands):

Balance at December 31, 2008	$415
Liabilities incurred	—
Liabilities settled	—
Accretion expense	35
Revisions in estimated cash flows	(68)

Balance at June 30, 2009	$382

NOTE 6—DEBT

Loan Obligations

The Company entered into a $20.0 million secured Term Loan Facility (“Term Facility”) on September 30, 2006. The Term Facility provides for certain events of default and sets forth a number of affirmative and negative covenants with which we must comply. Certain of these covenants include financial net profit and net worth covenants which are tested subject to minimum unused borrowing capacity guidelines. As of June 30, 2009, we were in compliance with such covenants. The balance of the term loan is due and payable on June 30, 2010. For more information regarding the Term Facility, refer to our annual report for the year ended December 31, 2008.

The Company also entered into a variety of loan obligations for equipment in the Kentucky fulfillment centers and accounting software. The loan obligations are secured by certain assets as provided in the respective loan agreements. The loan obligations consist of the following (in thousands):

	As of
	June 30, 2009	December 31, 2008
$20 million Term Loan Facility; matures on June 30, 2010	$17,600	$18,800
$0.94 million Software Loan; matures on February 1, 2010 (interest is approximately 7.45% per annum)	256	418
$0.93 million Software Loan; matures on February 1, 2010 (interest is approximately 6.72% per annum)	271	444
$0.53 million Software Loan; matures on February 1, 2010 (interest is approximately 7.19% per annum)	155	254
$0.98 million Software Loan; matures on February 1, 2010 (interest is approximately 6.96% per annum)	310	508
$0.11 million Software Loan; matures on February 1, 2010 (interest is approximately 7.07% per annum)	39	64
$0.27 million Software Loan; matures on February 1, 2010 (interest is approximately 5.90% per annum)	91	152

Total loan obligations	18,722	20,640
Current portion of loan obligations	(18,722)	(4,863)

Loan obligations, noncurrent	$—	$15,777

ZAPPOS.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of June 30, 2009, scheduled principal payments on our loan obligations are as follows (in thousands):

Years Ending December 31,
2009	$2,945
2010	15,777

Total	$18,722

Capital Leases

The Company entered into capital leases obligations for equipment in the Kentucky fulfillment and its other facilities. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum payments or the fair value of the asset under the agreement. Payments under the capital leases are secured by the assets related to such agreements. The capital leases expire between 2009 and 2012. The future minimum payments under all noncancelable capital lease obligations as of June 30, 2009 are as follows (in thousands):

Years Ending December 31,
2009	$1,693
2010	3,141
2011	2,290
2012	414

Total minimum payments	7,538
Less amounts representing interest	(758)

Present value of minimum payments	6,780
Less current portion	(3,046)

Long-term portion	$3,734

Revolving Line of Credit

Zappos has a revolving line of credit agreement with its lenders pursuant to the terms of a revolving credit and security agreement dated January 23, 2006, as amended (the “Line of Credit Agreement”). As of June 30, 2009, the unused borrowing capacity after reserves on the facility was $34.2 million. The maximum commitment from our lenders is $100.0 million, subject to available collateral, which is calculated based, in part, on the carrying value of our inventory. The weighted-average interest rate on the Line of Credit Agreement for the three months ended June 30, 2009 and 2008 was 2.3% and 4.3%, respectively, and for the six months ended June 30, 2009 and 2008, it was 2.3% and 5.6%, respectively. The line of credit expires on September 30, 2010 and may be repayable at Wells Fargo’s discretion in the event of a default or if a material adverse effect in our business has occurred. As of June 30, 2009, we were in compliance with our minimum liquidity covenant.

NOTE 7—DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swap

In 2005, Zappos entered into a swap agreement that effectively fixes the interest rate for up to $24.0 million of our revolving line of credit. We recognized changes to the fair value of the interest rate swap which resulted in a benefit of $0.3 million and a benefit of $0.3 million for the three months ended June 30, 2009 and 2008, respectively, and a benefit of $0.5 million and an expense of $0.1 million for the six months ended June 30, 2009 and 2008, respectively. The change was recorded as a component of “Other interest expense.” The swap agreement expired on June 30, 2009.

ZAPPOS.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Because the interest rate swap is measured at fair value on a recurring basis, the measurement is subject to the provisions of FASB Statement No. 157, Fair Value Measurements (FASB Statement 157). The fair value measurement of the interest rate swap falls within Level 2 of the fair value hierarchy, which was established in FASB Statement 157, because it is based on the LIBOR swap rate, which is observable. The fair value of the interest rate swap was $0 and a liability of $0.5 million as of June 30, 2009 and 2008, respectively.

NOTE 8—STOCKHOLDERS’ EQUITY

As of June 30, 2009, our capital stock consists of the following (in thousands):

	Shares		Liquidation Preference
	Authorized	Outstanding
Series A preferred stock	1,550	1,491	$149
Series B preferred stock	7,725	4,514	880
Series C preferred stock	17,300	15,796	7,151
Series D preferred stock	650	428	338
Series E preferred stock	5,000	3,247	80,000
Series F preferred stock	3,772	3,772	92,948

Total Preferred Stock	35,997	29,248	$181,466

Common	60,000	15,970	$—

Total Common Stock	60,000	15,970	$—

NOTE 9—STOCK OPTIONS AND WARRANTS

Stock Option Plan

Stock-based compensation expense for the period is presented below (in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Sales, marketing, and fulfillment	$80	$44	$158	$89
General and administrative	503	447	951	875
Product development	293	171	600	319

Total earned stock-based compensation	$876	$662	$1,709	$1,283

For the three months ended June 30, 2009, there were 0.1 million options exercised with a total intrinsic value of $0.1 million. For the six months ended June 30, 2009, there were 0.1 million options exercised with a total intrinsic value of $0.6 million. A summary of stock option activity as of June 30, 2009, and changes during the three and six months then ended is presented below (amounts in thousands):

Shares
Balance at December 31, 2008	4,824
Options granted	619
Options exercised	(58)
Options canceled/forfeited	(26)

Balance at June 30, 2009	5,359

ZAPPOS.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warrant

As of June 30, 2009, the warrant for 2.6 million shares of Series B convertible preferred stock remains outstanding.

The calculation of fair value of the warrant requires the input of highly subjective assumptions and changes in those assumptions could materially affect the fair value estimates. The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time the liability will be reclassified to stockholders equity.

The Company estimated the fair value of the warrant using the Black-Scholes option-pricing model. The assumptions used in the model to value the warrant were as follows:

	For the six months ended June 30,
	2009	2008
Remaining contractual term	0.5 - 1.0 years	1.5 - 2.0 years
Blended risk-free interest rate	0.4% - 0.7%	1.6% - 2.5%
Expected volatility	60.0% - 69.5%	60%
Expected dividend yield	0%	0%

The fair value of the underlying preferred shares was assessed in accordance with AICPA Technical Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (2004).

Because the warrant is measured at fair value on a recurring basis, the measurement is subject to the provisions of FASB Statement 157. The measurement of the warrant falls under Level 3 of the fair value measurement hierarchy. The fair value of the warrant as of June 30, 2009 and December 31, 2008 was $29.6 million and $15.9 million, respectively. We recognized changes to the fair value of the warrant which resulted in an expense of $12.4 million and an expense of $5.8 million for the three months ended June 30, 2009 and 2008, respectively. We recognized changes to the fair value of the warrant which resulted in an expense of $13.7 million and an expense of $5.7 million for the six months ended June 30, 2009 and 2008, respectively. The change was recorded as a component of “Interest benefit (expense) associated with preferred stock warrant”.

The following table illustrates a reconciliation of the beginning and ending balances of items measured under Level 3 of the fair value measurement hierarchy of FASB Statement 157. Currently the warrant is the only item measured under this level (in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Warrant	Total
Beginning balance at December 31, 2008	$15,905	$15,905
Total losses included in earnings	13,721	13,721
Purchases, issuance, and settlements	—	—
Transfers in and/or out of Level 3	—	—

Ending balance at June 30, 2009	$29,626	$29,626

ZAPPOS.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10—INCOME TAXES

As of June 30, 2009, we had federal net operating loss carryforwards of approximately $0.8 million, which if unused will expire between 2014 through 2022. We also had state (California) net operating loss carryforwards of approximately $4.1 million, which if unused will expire between 2010 through 2013. Currently there is a valuation allowance on the Deferred Tax Asset for $0.2 million. This allowance relates to California Net Operating Losses that the Company may not be able to realize in the future. The use of certain net operating loss carryforwards is subject to annual limitations based on ownership changes of our stock, as defined by Section 382 of the Internal Revenue Code and Section 24416 of the California Revenue and Taxation Code. The annual limitations may result in the expiration of the net operating loss before utilization.

Our tax provision for interim periods is determined using an estimate of our annual effective tax rate in addition to projected income for the fiscal year. Our total cash payments are limited as we have deferred tax assets related to our net operating loss carryforwards (NOLs), which we are able to utilize to reduce our taxable income. The annual use of our NOLs is subject to limitations under Section 382 of the Internal Revenue Code related to ownership changes.

We file tax returns as prescribed by the laws of the jurisdictions in which we operate. We are subject to U.S. income tax examinations for the years 1999 through 2007 as NOLs from 1999 through 2002 have been utilized on later returns. Our federal income tax returns are currently under examination for the years ended December 31, 2006 and 2005.

NOTE 11—COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in various litigation incidental to its business. The Company has evaluated such litigation in accordance with FASB Statement No. 5, Accounting for Contingencies, and determined that any losses resulting from it are not probable to result in material losses. However, the Company may incur substantial expenses and devote substantial time to defend itself against claims whether or not such claims are meritorious. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability.

Operating Leases

Zappos has entered into operating leases for fulfillment centers, office space, retail stores, and computer equipment. The future minimum lease payments under all noncancelable leases as of June 30, 2009 are as follows (in thousands):

Years Ending December 31,
2009	$3,515
2010	4,221
2011	4,303
2012	4,318
2013	4,318
Thereafter	7,687

Total minimum payments	$28,362

Rental expenses were $1.8 million and $1.8 million for the three months ended June 30, 2009 and 2008, respectively, and $3.6 million and $3.4 million for the six months ended June 30, 2009 and 2008, respectively.

ZAPPOS.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising and Media Commitments

As of June 30, 2009, the Company was contractually committed for the purchase of future advertising totaling approximately $3.3 million through 2010.

Contractual Commitments

As of June 30, 2009, the Company was contractually committed for the purchase of future capital assets and other services totaling approximately $8.5 million through 2010.

NOTE 12—SUBSEQUENT EVENTS

In July 2009, we signed an agreement to be acquired by Amazon.com, Inc. Under the terms of the agreement, Amazon.com, Inc. will acquire all of our outstanding shares and assume all outstanding options, warrants, and debt in exchange for approximately 10 million shares of Amazon.com, Inc. common stock, equal to approximately $807.0 million based on the average closing price for the 45 trading days ending July 17, 2009. Subject to various closing conditions, including certain regulatory approvals, the acquisition is expected to close during the fall of 2009.

In July 2009, we entered into a number of leasing agreements to extend current leases at our corporate headquarters in Henderson, NV. The agreements have terms of 5 years during which we will pay approximately $8.3 million through 2014.

In July 2009, we entered into an agreement with Kiva Systems, Inc. to purchase additional Kiva units for our Kentucky fulfillment center. The purchase price is approximately $0.7 million.

In accordance with FASB Statement 165, we have evaluated subsequent events through the date and time these consolidated financial statements were issued on September 11, 2009.

NOTE 13—OUT-OF-PERIOD ADJUSTMENTS

The results for the second quarter of 2009 include out-of-period adjustments of $0.2 million to net revenues and $(1.1) million to cost of revenues. After income taxes, the net impact of those adjustments was a benefit of $0.8 million. The adjustments were primarily the result of a system error that was discovered in the third quarter and impacted the second, third, and fourth quarters of 2008 as well as the first quarter of 2009. The net effect of these adjustments on the results before tax was to increase the profit or reduce the loss by between $0.2 million to $0.4 million for each affected quarter. The adjustments had no impact on cash flow and the impact on gross margin was immaterial.

WRITTEN CONSENT

ZAPPOS.COM, INC.

(Common Stock)

This Written Consent is solicited by the Board of Directors of Zappos.com, Inc.

Please return this consent no later than 3:00 pm (Pacific time) on October 26, 2009. Your shares will be tabulated and voted to approve or disapprove the proposal as you indicate below. Any Written Consent returned without indicating a decision on the proposal will be voted to APPROVE the proposal.

The undersigned, being a holder of record of common stock, par value $0.001, of Zappos.com, Inc., a California corporation (“Zappos”), on September 25, 2009, hereby consents, by written consent without a meeting, to the action as set forth below with respect to all of the aforementioned shares of Zappos common stock that the undersigned holds of record.

The undersigned acknowledges receipt of the consent solicitation/prospectus, which is part of the registration statement on Form S-4 (No. 333-160831) of Amazon.com, Inc., a Delaware corporation (“Amazon”), and which more fully describes the proposal below.

The Board of Directors of Zappos unanimously recommends that you vote to “APPROVE” the following proposal.

1.	Approval of the merger of Zeta Acquisition Inc. into Zappos, with Zappos surviving the merger as a wholly owned subsidiary of Amazon, and adoption and approval of the Agreement and Plan of Merger among Amazon, Zeta Acquisition, Inc., Zappos, and Alfred Lin, as Shareholder Representative, dated as of July 22, 2009, and the transactions contemplated thereby.

Approve ☐	Disapprove ☐

IMPORTANT: PLEASE DATE AND SIGN THE CONSENT BELOW.

Please sign exactly as your name appears on the certificate(s) representing your share(s) of common stock of Zappos. If held in joint tenancy, all persons must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please give full title as such. If shares are held by a corporation, please sign the full corporate name by president or other authorized officer. If shares are held by a partnership or other entity, please sign the full partnership or other entity name by authorized person. Please execute, date, sign and return this Written Consent promptly to Zappos by faxing it to Zappos’ legal counsel, Fenwick & West LLP, Attention: Connie Duong, at (650) 938-5200, by emailing a pdf copy of the Written Consent to cduong@fenwick.com, or by mailing the Written Consent to Fenwick & West LLP at Silicon Valley Center, 801 California Ave., Mountain View, CA 94041, Attention: Connie Duong.

IF AN INDIVIDUAL:		IF AN ENTITY:

By:
(duly authorized signature)		(please print or type complete name of entity)

Name:		By:
(please print or type full name)		(duly authorized signature)

Title:		Name:
(please print or type full title, if applicable)		(please print or type full name)

Title:
(please print or type full title)

Date:	, 2009	Date:	, 2009

WRITTEN CONSENT

ZAPPOS.COM, INC.

(Series A, Series B, Series C and/or Series D Preferred Stock)

This Written Consent is solicited by the Board of Directors of Zappos.com, Inc.

Please return this consent no later than 3:00 pm (Pacific time) on October 26, 2009. Your shares will be tabulated and voted to approve or disapprove the proposals as you indicate below. Any Written Consent returned without indicating a decision on the proposals will be voted to APPROVE the proposals.

The undersigned, being a holder of record of Series A and/or Series B and/or Series C and/or Series D preferred stock, par values $0.001 (the “Preferred Shares”), of Zappos.com, Inc., a California corporation (“Zappos”), on September 25, 2009, hereby consents, by written consent without a meeting, to the actions as set forth below with respect to all of the aforementioned shares of Zappos preferred stock that the undersigned holds of record.

The undersigned acknowledges receipt of the consent solicitation/prospectus, which is part of the registration statement on Form S-4 (No. 333-160831) of Amazon.com, Inc., a Delaware corporation (“Amazon”), and which more fully describes the proposals below.

The Board of Directors of Zappos unanimously recommends that you vote to “APPROVE” the first proposal and makes no recommendation on the second proposal.

1.	Approval of the merger of Zeta Acquisition Inc. into Zappos, with Zappos surviving the merger as a wholly owned subsidiary of Amazon (the “Merger”), and adoption and approval of the Agreement and Plan of Merger (the “Merger Agreement”) among Amazon, Zeta Acquisition, Inc., Zappos, and Alfred Lin, as Shareholder Representative, dated as of July 22, 2009, and the transactions contemplated thereby.

Approve ☐	Disapprove ☐

2.	Approve the conversion of Preferred Shares into Zappos common stock, par value $0.001, contingent upon adoption and approval of the Merger Agreement and effective immediately before consummation of the Merger.

Approve ☐	Disapprove ☐

IMPORTANT: PLEASE DATE AND SIGN THE CONSENT BELOW.

Please sign exactly as your name appears on the certificate(s) representing your share(s) of preferred stock of Zappos. If held in joint tenancy, all persons must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please give full title as such. If shares are held by a corporation, please sign the full corporate name by president or other authorized officer. If shares are held by a partnership or other entity, please sign the full partnership or other entity name by authorized person. Please execute, date, sign and return this Written Consent promptly to Zappos by faxing it to Zappos’ legal counsel, Fenwick & West LLP, Attention: Connie Duong, at (650) 938-5200, by emailing a pdf copy of the Written Consent to cduong@fenwick.com, or by mailing the Written Consent to Fenwick & West LLP at Silicon Valley Center, 801 California Ave., Mountain View, CA 94041, Attention: Connie Duong.

IF AN INDIVIDUAL:		IF AN ENTITY:

By:
(duly authorized signature)		(please print or type complete name of entity)

Name:		By:
(please print or type full name)		(duly authorized signature)

Title:		Name:
(please print or type full title, if applicable)		(please print or type full name)

Title:
(please print or type full title)

Date:	, 2009	Date:	, 2009

WRITTEN CONSENT

ZAPPOS.COM, INC.

(Series E and/or Series F Preferred Stock)

This Written Consent is solicited by the Board of Directors of Zappos.com, Inc.

Please return this consent no later than 3:00 pm (Pacific time) on October 26, 2009. Your shares will be tabulated and voted to approve or disapprove the proposal as you indicate below. Any Written Consent returned without indicating a decision on the proposals will be voted to APPROVE the proposal.

The undersigned, being a holder of record of Series E and/or Series F preferred stock, par value $0.001, of Zappos.com, Inc., a California corporation (“Zappos”), on September 25, 2009, hereby consents, by written consent without a meeting, to the action as set forth below with respect to all of the aforementioned shares of Zappos preferred stock that the undersigned holds of record.

The undersigned acknowledges receipt of the consent solicitation/prospectus, which is part of the registration statement on Form S-4 (No. 333-160831) of Amazon.com, Inc., a Delaware corporation (“Amazon”), and which more fully describes the proposal below.

The Board of Directors of Zappos unanimously recommends that you vote to “APPROVE” the following proposal.

1.	Approval of the merger of Zeta Acquisition Inc. into Zappos, with Zappos surviving the merger as a wholly owned subsidiary of Amazon, and adoption and approval of the Agreement and Plan of Merger among Amazon, Zeta Acquisition, Inc., Zappos, and Alfred Lin, as Shareholder Representative, dated as of July 22, 2009, and the transactions contemplated thereby.

Approve ☐	Disapprove ☐

IMPORTANT: PLEASE DATE AND SIGN THE CONSENT BELOW.

Please sign exactly as your name appears on the certificate(s) representing your share(s) of preferred stock of Zappos. If held in joint tenancy, all persons must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please give full title as such. If shares are held by a corporation, please sign the full corporate name by president or other authorized officer. If shares are held by a partnership or other entity, please sign the full partnership or other entity name by authorized person. Please execute, date, sign and return this Written Consent promptly to Zappos by faxing it to Zappos’ legal counsel, Fenwick & West LLP, Attention: Connie Duong, at (650) 938-5200, by emailing a pdf copy of the Written Consent to cduong@fenwick.com, or by mailing the Written Consent to Fenwick & West LLP at Silicon Valley Center, 801 California Ave., Mountain View, CA 94041, Attention: Connie Duong.

IF AN INDIVIDUAL:		IF AN ENTITY:

By:
(duly authorized signature)		(please print or type complete name of entity)

Name:		By:
(please print or type full name)		(duly authorized signature)

Title:		Name:
(please print or type full title, if applicable)		(please print or type full name)

Title:
(please print or type full title)

Date:	, 2009	Date:	, 2009